Filed Pursuant to Rule 424(b)(3)
Registration No. 333-187509

PROSPECTUS

The ServiceMaster Company

Offer to Exchange

$750,000,000 Outstanding 7.000% Senior Notes due 2020

for

$750,000,000 Registered 7.000% Senior Notes due 2020

The ServiceMaster Company is offering to exchange $750,000,000 aggregate principal amount of its outstanding unregistered 7.000% Senior Notes due 2020 (the “Old Notes”) for a like principal amount of its registered 7.000% Senior Notes due 2020 (the “New Notes”).

The terms of the New Notes are identical in all material respects to the terms of the Old Notes, except that the New Notes are registered under the Securities Act of 1933, as amended (the “Securities Act”), and will not contain restrictions on transfer or provisions relating to additional interest, will bear a different CUSIP number from the Old Notes and will not entitle their holders to registration rights.

No public market currently exists for the Old Notes or the New Notes.

The exchange offer will expire at 5:00 p.m., New York City time, on May 16, 2013 (the “Expiration Date”) unless we extend the Expiration Date. You should read the section called “The Exchange Offer” for further information on how to exchange your Old Notes for New Notes.

See “Risk Factors” beginning on page 16 for a discussion of risk factors that you should consider prior to tendering your Old Notes in the exchange offer and risk factors related to ownership of the New Notes.

Each broker-dealer that receives New Notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such New Notes. The letter of transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of New Notes received in exchange for Old Notes where such Old Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. We have agreed that, for a period of up to 90 days after the consummation of the exchange offer, we will make this prospectus available to any broker-dealer for use in connection with any such resale. See “Plan of Distribution.”

Neither the Securities and Exchange Commission (“SEC”) nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is April 18, 2013

You should rely only on the information contained in this prospectus or to which we have referred you. We have not authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. This prospectus does not constitute an offer to sell, or a solicitation of an offer to purchase, the securities offered by this prospectus in any jurisdiction to or from any person to whom or from whom it is unlawful to make such offer or solicitation of an offer in such jurisdiction. You should not assume that the information contained in this prospectus is accurate as of any date other than the date of this prospectus. Also, you should not assume that there has been no change in the affairs of The ServiceMaster Company and its subsidiaries since the date of this prospectus.

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SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information that you should consider in making your investment decision. You should read the following summary together with the entire prospectus, including the more detailed information regarding our company, the New Notes being issued in the exchange offer and our consolidated financial statements and the related notes included in this prospectus. In this prospectus, unless noted or indicated by context and except as provided in “Description of Notes,” the terms the “Company,” “ServiceMaster,” “we,” “us” and “our” refer to The ServiceMaster Company, a Delaware corporation, and its subsidiaries, and the term “Holdings” refers to ServiceMaster Global Holdings, Inc., a Delaware corporation.

Our Company

ServiceMaster is a global company serving both residential and commercial customers, with a network of approximately 7,300 company-owned, franchised and licensed locations. ServiceMaster’s services include termite and pest control, lawn care, home warranties and preventative maintenance contracts, janitorial, cleaning and disaster restoration, house cleaning, wood furniture repair and home inspection. We provide these services primarily under the following leading brands: Terminix, TruGreen, American Home Shield, ServiceMaster Clean, Merry Maids, Furniture Medic and AmeriSpec.

We are organized into five principal reportable segments: Terminix, TruGreen, American Home Shield, ServiceMaster Clean, and Other Operations and Headquarters. During 2012, we employed an average of approximately 20,000 company associates, and we estimate that our franchise network independently employed over 31,000 additional people. Approximately 98 percent of our 2012 operating revenue was generated by sales in the United States. A significant portion of our assets is located in the United States, and the consolidated value of all assets located outside of the United States is not material. Incorporated in Delaware in 1991, ServiceMaster is the successor to various entities dating back to 1947.

Our Services

The following table shows the percentage of ServiceMaster’s consolidated revenue from continuing operations derived from each of ServiceMaster’s reportable segments in the years indicated:

Segment	2012	2011	2010
Terminix	40%	37%	37%
TruGreen	31%	34%	35%
American Home Shield	22%	22%	21%
ServiceMaster Clean	4%	4%	4%
Other Operations and Headquarters	3%	3%	3%

Terminix Segment

The Terminix segment provides termite and pest control services primarily under the Terminix brand name and also distributes pest control products. Terminix is a leading provider of termite and pest control services in the United States, serving both residential and commercial customers. Of Terminix’s 2012 operating revenue, 39 percent and 17 percent were generated from residential and commercial pest control services, respectively, and 36 percent and 3 percent were generated from residential and commercial termite control services, respectively (with the remainder from other services).

As of December 31, 2012, Terminix provided these services in 47 states and the District of Columbia through approximately 285 company-owned locations and 100 franchised locations. As of December 31, 2012, Terminix also provided termite and pest control services through subsidiaries in Mexico, the Caribbean and Central America and a joint venture in India and had licensing arrangements whereby licensees provided these services in Japan, China, South Korea, Southeast Asia, Central America, the Caribbean and the Middle East.

TruGreen Segment

The TruGreen segment provides lawn, tree and shrub care services primarily under the TruGreen brand name. TruGreen is a leading provider of lawn, tree and shrub care services in the United States, serving both residential and commercial customers. Of TruGreen’s 2012 operating revenue, 53 percent was generated from residential weed control and fertilization services, while expanded lawn services (such as aeration and grub control) (18 percent), commercial weed control and fertilization services (18 percent), and tree and shrub services (11 percent) accounted for the remainder.

As of December 31, 2012, TruGreen provided these services in 48 states and the District of Columbia through approximately 200 company-owned locations and 35 franchised locations. As of December 31, 2012, TruGreen also provided lawn care services through a subsidiary in Canada and had licensing arrangements whereby licensees provided these services in Japan, the United Kingdom and Canada.

American Home Shield Segment

The American Home Shield segment provides home warranties and preventative maintenance contracts for household systems and appliances primarily under the American Home Shield brand name. American Home Shield is a leading provider of home warranties for household systems and appliances in the United States and also offers preventative maintenance contracts. It provides residential customers with contracts to repair or replace electrical, plumbing, central heating and central air conditioning systems, water heaters and other covered household systems and appliances and services those contracts through independent repair contractors. In 2012, 70 percent of the home warranties written by American Home Shield were derived from existing contract renewals, while 17 percent and 13 percent were derived from sales made in conjunction with existing home resale transactions and direct-to-consumer sales, respectively. As of December 31, 2012, American Home Shield issued and administered home warranties in 49 states and the District of Columbia and had no international operations.

ServiceMaster Clean Segment

The ServiceMaster Clean segment provides residential and commercial disaster restoration, janitorial and cleaning services through franchises primarily under the ServiceMaster and ServiceMaster Clean brand names, on-site wood furniture repair and restoration services primarily under the Furniture Medic brand name and home inspection services primarily under the AmeriSpec brand name. Of ServiceMaster Clean’s 2012 operating revenue, 50 percent was generated from domestic royalty fees from residential and commercial disaster restoration and cleaning services, while international (19 percent), product sales (10 percent), national janitorial accounts (12 percent), lead generation fees (3 percent), on-site wood furniture repair and restoration (2 percent), home inspection services (2 percent) and new license sales (2 percent) accounted for the remainder.

ServiceMaster Clean.  ServiceMaster Clean is a leading franchisor in the residential and commercial disaster restoration and cleaning fields in the United States. As of December 31, 2012, ServiceMaster Clean provided these services in 50 states and the District of Columbia through approximately 2,980 franchised locations. ServiceMaster Clean also has company locations in Canada, the United Kingdom and Honduras. As of December 31, 2012, ServiceMaster Clean had licensing arrangements whereby licensees provided disaster restoration, janitorial and cleaning services in Japan, the United Kingdom, Canada, India, the Middle East, Southeast Asia and Central America.

Furniture Medic.  Furniture Medic is a leading provider of on-site wood furniture repair and restoration services serving residential customers in the United States. As of December 31, 2012, Furniture Medic provided these services in 42 states and the District of Columbia through approximately 240 franchised locations. As of December 31, 2012, Furniture Medic also had licensing arrangements whereby licensees provided on-site wood furniture repair and restoration services in the United Kingdom, Canada and Turkey.

AmeriSpec.  AmeriSpec is a leading provider of home inspection services serving residential customers in the United States. As of December 31, 2012, AmeriSpec provided these services in 38 states and the District of

Columbia through approximately 210 franchised locations. AmeriSpec also had licensing arrangements whereby licensees provided home inspection services in Canada.

Other Operations and Headquarters Segment

The Other Operations and Headquarters segment includes the Merry Maids business unit, The ServiceMaster Acceptance Company Limited Partnership (“SMAC”) and our corporate headquarters functions.

Merry Maids.  Merry Maids is a leading provider of home cleaning services in the United States. As of December 31, 2012, these services were provided in 49 states and the District of Columbia through approximately 75 company-owned locations and 390 franchised locations. As of December 31, 2012, Merry Maids also had licensing arrangements whereby licensees provided home cleaning services in Japan, the United Kingdom, Canada, South Korea, Hong Kong, Australia and Southeast Asia.

SMAC.  SMAC provides financing to our franchisees through commercial loans for franchise fees and royalties, equipment and vehicle purchases, and working capital needs. Commercial loans are typically for a term of one to seven years and are generally secured by the assets of the franchisee and other collateral. SMAC also provides financing to consumer customers of Terminix and TruGreen through retail installment sales contracts. Retail installment sales contracts are typically for a term of 12 months and are unsecured. In the event a customer fails to make payments under a retail installment sales contract for 120 days after the due date, Terminix and TruGreen purchase the installment contract from SMAC.

Headquarters functions.  The Business Support Center, headquartered in Memphis, Tennessee, includes company-wide administrative functions that we refer to as “centers of excellence,” which administer payroll, benefits, risk management and certain procurement services for our operations. We have various other centers of excellence which provide communications, marketing, government and public relations, administrative, accounting, financial, tax, certain information technology, human resources and legal services for our businesses.

Our corporate headquarters are located at 860 Ridge Lake Boulevard, Memphis, Tennessee, 38120. Our telephone number is (901) 597-1400.

Ownership and Organizational Structure

In July 2007, ServiceMaster was acquired pursuant to a merger transaction (the “Merger”), and, immediately following the completion of the Merger, all of the outstanding common stock of ServiceMaster Global Holdings, Inc. (“Holdings”), the ultimate parent company of ServiceMaster, was owned by investment funds managed by, or affiliated with, Clayton, Dubilier & Rice, LLC (“CD&R” or the “CD&R Funds”), Citigroup Private Equity LP (“Citigroup”) and BAS Capital Funding Corporation (“BAS”) and by JPMorgan Chase Funding Inc. (“JPMorgan”). On September 30, 2010, Citigroup transferred the management responsibility for certain investment funds that owned shares of Holdings’ common stock to StepStone Group LLC (such investment funds as managed by StepStone Group, the “StepStone Funds”) and its proprietary interests in such investment funds to Lexington Partners Advisors LP. As of December 22, 2011, Holdings purchased from BAS 7.5 million shares of its common stock. On March 30, 2012, an affiliate of BAS sold 7.5 million shares of Holdings’ common stock to Ridgemont Partners Secondary Fund I, L.P. (“Ridgemont”). On July 24, 2012, BACSVM-A, L.P., an affiliate of BAS, distributed 2.5 million shares of Holdings’ common stock to Conversus Investor IV, L.P., its sole limited partner (together with the CD&R Funds, the StepStone Funds, JPMorgan, Citigroup Capital Partners II Employee Master Fund, L.P., an affiliate of Citigroup, and Ridgemont, the “Equity Sponsors”).

The following chart illustrates our current ownership and organizational structure:

(1)              Borrower under Credit Facilities (as defined below) and issuer of the Old Notes, New Notes, the 8% Senior Notes due 2020 (the “8% Notes”) and the Continuing Notes (as defined in “Description of Other Indebtedness”). The 8% Notes and the Continuing Notes are described under “Description of Other Indebtedness.”

(2)              ServiceMaster and certain domestic subsidiaries of ServiceMaster are borrowers under a senior secured revolving credit facility entered into by ServiceMaster on July 24, 2007, as amended (the “Revolving Credit Facility” and, together with the Term Facilities, as described under “Description of Other Indebtedness—Term Facilities,” the “Credit Facilities”). Each direct and indirect domestic subsidiary of ServiceMaster (other than any subsidiary that is a subsidiary of a foreign subsidiary, foreign subsidiary holding company, an unrestricted subsidiary, a subsidiary below a materiality threshold specified under the Credit Facilities, a receivables financing subsidiary or a subsidiary subject to regulation as an insurance, home warranty, service contract or similar company (or any subsidiary thereof) and certain other specified subsidiaries) currently guarantees ServiceMaster’s obligations under the Credit Facilities and certain related interest rate protection or other hedging arrangements with lenders or their affiliates. The Credit Facilities and guarantees thereof are secured as described under “Description of Other Indebtedness—Credit Facilities.” CDRSVM Holding, Inc., ServiceMaster’s direct parent, also currently guarantees ServiceMaster’s obligations under the Credit Facilities.

(3)              The New Notes will be guaranteed by each domestic subsidiary of ServiceMaster that guarantees ServiceMaster’s indebtedness under the Credit Facilities and that is a Wholly Owned Domestic Subsidiary or that guarantees Capital Markets Securities (each as defined under “Description of Notes”). See “Description of Notes.” These subsidiaries also guarantee the Old Notes and the 8% Notes. See “Description of Other Indebtedness—8% Notes.”

Summary of the Terms of the Exchange Offer

The Notes

In August 2012, the Company sold in transactions exempt from registration under the Securities Act, $750,000,000 aggregate principal amount of its 7.000% Senior Notes due 2020. The initial purchasers for the Old Notes were J.P. Morgan Securities LLC, Credit Suisse Securities (USA) LLC, Morgan Stanley & Co. LLC, Barclays Capital Inc., Deutsche Bank Securities Inc., Goldman, Sachs & Co., Citigroup Global Markets Inc. and Natixis Securities America LLC (collectively, the “Initial Purchasers”). When we use the term “Old Notes” in this prospectus, we mean the 7.000% Senior Notes due 2020 that were privately placed with the Initial Purchasers in August 2012 and were not registered with the SEC.

When we use the term “New Notes” in this prospectus, we mean the 7.000% Senior Notes due 2020 registered with the SEC and offered hereby in exchange for the Old Notes. When we use the term “Notes” or “7.000% Notes” in this prospectus, the related discussion applies to both the Old Notes and the New Notes, unless the context otherwise requires and except as provided in “Description of Notes.”

The terms of the New Notes are identical in all material respects to the terms of the Old Notes, except that the New Notes are registered under the Securities Act and will not be subject to restrictions on transfer, will bear a different CUSIP and ISIN number than the Old Notes, will not entitle their holders to registration rights and will be subject to terms relating to book-entry procedures and administrative terms relating to transfers that differ from those of the Old Notes.

The New Notes will be issued pursuant to the Indenture, dated as of February 13, 2012, as supplemented by the Third Supplemental Indenture thereto, among the Company, the Subsidiary Guarantors and Wilmington Trust, National Association, as Trustee, which Indenture, as supplemented, also governs the 8% Notes. Such Indenture, as supplemented, is referred to herein as the “Indenture.” The Old Notes and the New Notes are a different series from the 8% Notes that will vote as a class with the 8% Notes for most purposes under such Indenture. See “Description of Notes.”

The CUSIP numbers for the Old Notes are 81760N AS8 (Rule 144A) and U8151C AF7 (Regulation S). The ISIN numbers for the Old Notes are US81760NAS80 (Rule 144A), and USU8151CAF78 (Regulation S). The CUSIP number for the New Notes is 81760N AR0, and the ISIN number for the New Notes is US81760NAR08.

The Exchange Offer

You may exchange Old Notes for a like principal amount of New Notes. The consummation of the exchange offer is not conditioned upon any minimum or maximum aggregate principal amount of Old Notes being tendered for exchange.

Resale of New Notes

We believe the New Notes that will be issued in the exchange offer may be resold by most investors without compliance with the registration and prospectus delivery provisions of the Securities Act, subject to certain conditions. You should read the discussions under the headings “The Exchange Offer” for further information regarding the exchange offer and resale of the New Notes.

Registration Rights Agreement	We have undertaken the exchange offer pursuant to the terms of the exchange and registration rights agreement we entered into with the Initial Purchasers on August 21, 2012 (the “Registration Rights Agreement”). Pursuant to the Registration Rights Agreement, we agreed to use our commercially reasonable efforts to consummate an exchange offer for the Old Notes pursuant to an effective registration statement or to cause resales of the Old Notes to be registered. We have filed the registration statement of which this prospectus constitutes a part to meet our obligations under the Registration Rights Agreement. If we fail to satisfy our obligations under the Registration Rights Agreement and a Registration Default occurs, the interest rate on the Registrable Securities will be increased by (i) 0.25 percent per annum for the first 90-day period beginning on the day immediately following such Registration Default and (ii) an additional 0.25 percent per annum with respect to each subsequent 90-day period, in each case until and including the date such Registration Default ends, up to a maximum increase of 0.50 percent per annum. See “Exchange Offer; Registration Rights.”

Consequences of Failure to Exchange the Old Notes	You will continue to hold Old Notes that remain subject to their existing transfer restrictions if:

• you do not tender your Old Notes; or

• you tender your Old Notes and they are not accepted for exchange.

We will have no obligation to register the Old Notes after we consummate the exchange offer. See “The Exchange Offer—Terms of the Exchange Offer; Period for Tendering Old Notes.”

Expiration Date

The exchange offer will expire at 5:00 p.m., New York City time, on May 16, 2013 (the “Expiration Date”), unless we extend it, in which case Expiration Date means the latest date and time to which the exchange offer is extended.

Interest on the New Notes	The New Notes will accrue interest from the most recent date to which interest has been paid or provided for on the Old Notes.

Conditions to the Exchange Offer

The exchange offer is subject to several customary conditions. We will not be required to accept for exchange, or to issue New Notes in exchange for, any Old Notes, and we may terminate or amend the exchange offer if we determine in our reasonable judgment at any time before the Expiration Date that the exchange offer would violate applicable law or any applicable interpretation of the staff of the SEC. The foregoing conditions are for our sole benefit and may be waived by us at any time. In addition, we will not accept for exchange any Old Notes tendered, and no New Notes will be issued in exchange for any such Old Notes, if at any time any stop order is threatened or in effect with respect to:

• the registration statement of which this prospectus constitutes a part; or

• the qualification of the Indenture, dated as of February 13, 2012, governing the Notes under the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”).

See “The Exchange Offer—Conditions to the Exchange Offer.” We reserve the right to terminate or amend the exchange offer at any time prior to the Expiration Date upon the occurrence of any of the foregoing events.

Procedures for Tendering Old Notes	If you wish to accept the exchange offer, you must tender your Old Notes and do the following on or prior to the Expiration Date, unless you follow the procedures described under “The Exchange Offer—Guaranteed Delivery Procedures.”

•                  if Old Notes are tendered in accordance with the book-entry procedures described under “The Exchange Offer—Book-Entry Transfer,” transmit an Agent’s Message to the Exchange Agent through the Automated Tender Offer Program (“ATOP”) of The Depository Trust Company (“DTC”), or

• transmit a properly completed and duly executed letter of transmittal, or a facsimile copy thereof, to the Exchange Agent, including all other documents required by the letter of transmittal.

See “The Exchange Offer—Procedures for Tendering Old Notes.”

Guaranteed Delivery Procedures

If you wish to tender your Old Notes, but cannot properly do so prior to the Expiration Date, you may tender your Old Notes according to the guaranteed delivery procedures set forth under “The Exchange Offer—Guaranteed Delivery Procedures.”

Withdrawal Rights

Tenders of Old Notes may be withdrawn at any time prior to 5:00 p.m., New York City time, on the Expiration Date. To withdraw a tender of Old Notes, a notice of withdrawal must be actually received by the Exchange Agent at its address set forth in “The Exchange Offer—Exchange Agent” prior to 5:00 p.m., New York City time, on the Expiration Date. See “The Exchange Offer—Withdrawal Rights.”

Acceptance of Old Notes and Delivery of New Notes

Except in some circumstances, any and all Old Notes that are validly tendered in the exchange offer prior to 5:00 p.m., New York City time, on the Expiration Date will be accepted for exchange. The New Notes issued pursuant to the exchange offer will be delivered promptly after the Expiration Date. See “The Exchange Offer—Acceptance of Old Notes for Exchange; Delivery of New Notes.”

Certain U.S. Federal Tax Considerations

We believe that the exchange of the Old Notes for the New Notes will not constitute a taxable exchange for U.S. federal income tax purposes. See “Certain United States Federal Income Tax Considerations.”

Exchange Agent	Wilmington Trust, National Association is serving as the Exchange Agent (the “Exchange Agent”).

Summary of the Terms of the Notes

The terms of the New Notes offered in the exchange offer are identical in all material respects to the Old Notes, except that the New Notes:

•                  are registered under the Securities Act and therefore will not be subject to restrictions on transfer;

•                  will not be subject to provisions relating to additional interest;

•                  will bear a different CUSIP and ISIN number;

•                  will not entitle their holders to registration rights; and

•                  will be subject to terms relating to book-entry procedures and administrative terms relating to transfers that differ from those of the Old Notes.

The following summary contains basic information about the New Notes and the guarantees thereof and is not intended to be complete. For a more complete understanding of the New Notes and the guarantees, please refer to the section entitled “Description of Notes” in this prospectus.

Issuer	The ServiceMaster Company.

Notes offered

$750,000,000 aggregate principal amount of 7.000% Senior Notes due 2020. The Notes are a different series from the 8% Notes that will vote as a class with the 8% Notes for most purposes under the Indenture. See “Description of Notes.”

Maturity	The Notes will mature on August 15, 2020.

Interest payment dates	February 15 and August 15.

Optional redemption

We may redeem some or all of the Notes at any time on or after August 15, 2015 at the redemption prices set forth in this prospectus, plus accrued and unpaid interest, if any, to the redemption date. On or prior to August 15, 2015, we may also apply funds equal to the proceeds from one or more equity offerings to redeem up to 35 percent of the Notes at the redemption price set forth in this prospectus, plus accrued and unpaid interest, if any, to the redemption date. In addition, at any time prior to August 15, 2015, we may redeem some or all of the Notes at a price equal to 100 percent of the principal amount plus the applicable “make-whole” premium set forth in this prospectus and unpaid interest, if any, to the redemption date. See “Description of Notes—Redemption—Optional Redemption.”

Offer to repurchase

If we experience a change of control (as defined in “Description of Notes”), we must offer to repurchase all of the Notes (unless otherwise redeemed) at a price equal to 101 percent of their principal amount, plus accrued and unpaid interest, if any, to the repurchase date. See “Description of Notes—Change of Control.”

If we sell assets under certain circumstances, we must use the proceeds to make an offer to purchase Notes at a price equal to 100 percent of their principal amount, plus accrued and unpaid interest, if any, to the date of purchase. See “Description of Notes—Certain Covenants—Limitation on Sales of Assets and Subsidiary Stock.”

Guarantees	The Notes will be guaranteed, jointly and severally, irrevocably and fully and unconditionally, on a senior unsecured basis, by each domestic subsidiary of ServiceMaster that guarantees our indebtedness under the Credit Facilities and that is a Wholly Owned Domestic Subsidiary (each as defined under “Description of Notes”) or that guarantees capital markets securities with an outstanding principal amount over $150.0 million. These entities also guarantee our outstanding 8% Notes. These guarantees are subject to termination and release under specified circumstances without the consent of holders of the Notes. See “Description of Notes—Subsidiary Guarantees.”

For the year ended December 31, 2012, our subsidiaries that guarantee the Notes had aggregate operating revenue of approximately $2.4 billion and an aggregate operating loss of approximately $(556.7) million. Our subsidiaries that do not guarantee the Notes, including our non-U.S. subsidiaries and our subsidiaries subject to regulation as insurance, home warranty or service contract companies (including the American Home Shield companies), represent a significant portion of our operations. These non-guarantor subsidiaries currently do not guarantee borrowings under the Credit Facilities or the 8% Notes. See Note 20 to our audited consolidated financial statements and Note 17 to our unaudited condensed consolidated financial statements included in this prospectus, for condensed consolidating statements of operations, financial position and cash flows that present separately the financial information for our subsidiaries that do not guarantee our indebtedness.

Ranking	The Notes are our unsecured senior indebtedness and rank:

• equal in right of payment with all existing and future senior indebtedness of ServiceMaster;

• senior in right of payment to all existing and future subordinated obligations of ServiceMaster; and

•                  effectively subordinated to all secured indebtedness of that guarantor to the extent of the value of the assets securing such indebtedness and to all indebtedness and other liabilities of our non-guarantor subsidiaries.

The guarantee of each guarantor is a senior unsecured obligation of that guarantor and ranks:

• equal in right of payment to all existing and future senior indebtedness of that guarantor;

• senior in right of payment to all existing and future guarantor subordinated obligations; and

•                  effectively subordinated to all secured indebtedness of that guarantor to the extent of the value of the assets securing such indebtedness and to all indebtedness and other liabilities of our non-guarantor subsidiaries.

As of December 31, 2012:

• we had $3.961 billion of total long-term debt outstanding, substantially all of which would have ranked equal in right of payment with the Notes;

•                  of our total long-term debt outstanding, $2.220 billion was represented by secured indebtedness outstanding under our Credit Facilities, to which the Notes are effectively subordinated, and we had $447.7 million of capacity under the Revolving Credit Facility available to us, all of which borrowings would be secured if borrowed; and

• our non-guarantor subsidiaries had approximately $169.2 million of total debt and capital leases, excluding trade payables and other obligations, all of which are structurally senior to the Notes.

Covenants	The Indenture contains covenants that, among other things, limit our ability and the ability of our restricted subsidiaries to:

• incur additional indebtedness or issue certain preferred shares;

• pay dividends, redeem stock or make other distributions, or make investments;

• create restrictions on the ability of our restricted subsidiaries to make payments to us;

• enter into certain transactions with our affiliates;

• transfer or sell assets;

• create certain liens;

• merge, consolidate, or sell all or substantially all of our assets; and

• designate our subsidiaries as unrestricted subsidiaries.

Most of these covenants will cease to apply for so long as the Notes have investment grade ratings from both Moody’s Investment Service, Inc. (“Moody’s”) and Standard & Poor’s (“S&P”). These covenants are subject to important exceptions and qualifications, which are described under “Description of Notes—Certain Covenants” and “Description of Notes—Merger and Consolidation.”

Risk Factors

In evaluating an investment in the Notes, prospective investors should carefully consider, along with the other information included in this prospectus, the specific factors set forth under “Risk Factors.”

Ratios of Earnings to Fixed Charges

Our consolidated ratios of earnings to fixed charges for the years ended December 31, 2012, 2011, 2010, 2009 and 2008 are as follows:

	Years Ended December 31,
(in thousands)	2012	2011	2010	2009	2008
Ratio of Earnings to Fixed Charges	(a)	1.41	1.10	(b)	(c)

(a)              For purposes of the ratio calculation, the deficiency in our earnings to achieve a one-to-one ratio of earnings to fixed charges for the year ended December 31, 2012 was $827.4 million. For purposes of calculating our ratio of earnings to fixed charges for the year ended December 31, 2012, fixed charges were $246.3 million.

(b)              For purposes of the ratio calculation, the deficiency in our earnings to achieve a one-to-one ratio of earnings to fixed charges for the year ended December 31, 2009 was $3.1 million. For purposes of calculating our ratio of earnings to fixed charges for the year ended December 31, 2009, fixed charges were $299.3 million.

(c)               For purposes of the ratio calculation, the deficiency in our earnings to achieve a one-to-one ratio of earnings to fixed charges for the year ended December 31, 2008 was $170.2 million. For purposes of calculating our ratio of earnings to fixed charges for the year ended December 31, 2008, fixed charges were $347.1 million.

Summary Consolidated Financial Data

The summary historical financial and operating data as of December 31, 2012 and 2011 and for the years ended December 31, 2012, 2011 and 2010 set forth below are derived from our audited consolidated financial statements and related notes included elsewhere in this prospectus. The summary historical financial and operating data as of December 31, 2010 are derived from our audited consolidated financial statements and related notes not included in this prospectus. The summary historical financial and operating data are qualified in their entirety by, and should be read in conjunction with, our consolidated financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

	Year ended December 31,
(In thousands)	2012		2011		2010
Operating results:
Operating revenue	$3,193,281		$3,205,872		$3,127,394
Operating (loss) income(1)	(532,762)		375,460		306,692
Percentage of operating revenue	(16.7)%		11.7%		9.8%
Non-operating expense(2)	294,615		263,711		278,308
(Benefit) provision for income taxes(1)	(114,260)		43,912		10,945
Equity in losses of joint venture	(226)		—		—
(Loss) Income from continuing operations(1)(2)	(713,343)		67,837		17,439
Loss from discontinued operations, net of income taxes(3)	(200)		(27,016)		(31,998)
Net (loss) income (1)(2)(3)		$(713,543)	$40,821			$(14,559)
Other financial data:
Capital expenditures	$73,228		$96,540		$134,234
Adjusted EBITDA(4)	530,198		586,482		523,124
Operating Performance(4)	562,728		610,475		551,052
Ratio of total debt to Adjusted EBITDA(4)	7.47	x	6.61	x	7.55	x
Ratio of Adjusted EBITDA to interest expense(4)	2.15	x	2.15	x	1.82	x
Financial position (as of period end):
Total assets	$6,410,914		$7,146,823		$7,098,090
Total liabilities	5,856,264		5,898,904		5,910,563
Total long-term debt outstanding	3,961,253		3,875,870		3,948,487
Total shareholder’s equity(1)(2)(3)	554,650		1,247,919		1,187,527

(1)              In 2012, the Company recorded pre-tax non-cash impairment charges of $790.2 million and $118.7 million to reduce the carrying value of TruGreen’s goodwill and the TruGreen trade name, respectively, as a result of the Company’s interim impairment testing of goodwill and indefinite-lived intangible assets. See Note 1 to the consolidated financial statements included elsewhere in this prospectus for further details.

In 2011, the Company recorded a pre-tax non-cash impairment charge of $36.7 million to reduce the carrying value of trade names as a result of the Company’s annual impairment testing of goodwill and indefinite-lived intangible assets. These charges are included in the results of continuing operations. There were no similar impairment charges included in continuing operations in 2010. See Note 1 to the consolidated financial statements elsewhere in this prospectus for further details.

The 2012, 2011 and 2010 results include restructuring charges of $18.2 million, $8.2 million and $11.4 million, respectively, as described in Note 8 to the consolidated financial statements elsewhere in this prospectus.

(2)              The 2012 results include a $55.6 million ($35.4 million, net of tax) loss on extinguishment of debt related to the redemption of the remaining $996 million aggregate principal amount of the Company’s 10.75% senior notes maturing in 2015 (the “2015 Notes”) and repayment of $276 million of outstanding borrowings under the Term Facilities.

(3)              In 2011, in conjunction with the decision to dispose of TruGreen LandCare, a pre-tax non-cash impairment charge of $34.2 million was recorded to reduce the carrying value of TruGreen LandCare’s assets to their estimated fair value less cost to sell in accordance with applicable accounting standards. Upon completion of the sale of TruGreen LandCare in 2011, the Company recorded a pre-tax loss on sale of $6.2 million. In 2012, upon finalization of certain post-closing adjustments and disputes, the Company recorded an additional $1.3 million loss. In 2010, the Company recorded a pre-tax non-cash impairment charge associated with the goodwill and trade name at its TruGreen LandCare business in the amount of $46.9 million. These charges are classified within the financial statement caption “(loss) income from discontinued operations, net of income taxes.”

(4)              The Company believes Adjusted EBITDA facilitates company-to-company operating performance comparisons by backing out potential differences caused by variations in capital structures (affecting net interest income and expense), taxation and the age and book depreciation of facilities and equipment (affecting relative depreciation expense), which may vary for different companies for reasons unrelated to operating performance. In addition, the Company excludes residual value guarantee charges that do not result in additional cash payments to exit the facility at the end of the lease term. The Company uses Operating Performance as a supplemental measure to assess the Company’s performance because it excludes non-cash stock-based compensation expense, non-cash effects on Adjusted EBITDA attributable to the application of purchase accounting in connection with the Merger, restructuring charges and management and consulting fees. The Company presents Operating Performance because it believes that it is useful for investors, analysts and other interested parties in their analysis of the Company’s operating results.

Charges relating to stock-based compensation expense and the impact of purchase accounting are non-cash and the exclusion of the impact of these items from Operating Performance allows investors to understand the current period results of operations of the business on a comparable basis with previous periods and, secondarily, gives the investors added insight into cash earnings available to service the Company’s debt. We believe this to be of particular importance to the Company’s public investors, which are debt holders. The Company also believes that the exclusion of purchase accounting, non-cash stock-based compensation expense, restructuring charges and management and consulting fees may provide an additional means for comparing the Company’s performance to the performance of other companies by eliminating the impact of differently structured equity-based, long-term incentive plans, restructuring initiatives and consulting agreements (although care must be taken in making any such comparison, as there may be inconsistencies among companies in the manner of computing similarly titled financial measures).

Adjusted EBITDA and Operating Performance have limitations as analytical tools, and should not be considered in isolation or as substitutes for analyzing the Company’s results as reported under accounting principles generally accepted in the United States of America (“GAAP”). Some of these limitations are:

•                  Adjusted EBITDA and Operating Performance do not reflect changes in, or cash requirements for, the Company’s working capital needs;

•                  Adjusted EBITDA and Operating Performance do not reflect the Company’s interest expense, or the cash requirements necessary to service interest or principal payments on the Company’s debt;

•                  Adjusted EBITDA and Operating Performance do not reflect the Company’s tax expense or the cash requirements to pay the Company’s taxes;

•                  Adjusted EBITDA and Operating Performance do not reflect historical cash expenditures or future requirements for capital expenditures or contractual commitments, nor should they be relied upon to assess current or future liquidity;

•                  Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and Adjusted EBITDA and Operating Performance do not reflect any cash requirements for such replacements;

•                  Other companies in the Company’s industries may calculate Adjusted EBITDA and Operating Performance differently, limiting their usefulness as comparative measures;

•                  Operating Performance does not include purchase accounting and non-cash stock-based compensation expense; the latter of which may cause the overall compensation cost of the business to be understated; and

•                  Operating Performance does not include restructuring charges and management and consulting fees, the exclusion of which may cause the operating expenses of the business to be understated.

The following table presents a reconciliation of operating income to Adjusted EBITDA and Operating Performance for the periods presented.

	For the year ended December 31,
(Dollars in thousands)	2012	2011	2010
Operating (loss) income(a)	$(532,762)	$375,460	$306,692
Depreciation and amortization expense	146,242	163,436	196,625
EBITDA	(386,520)	538,896	503,317
Interest and net investment income(b)	7,845	10,886	9,358
Residual value guarantee charge(c)	—	—	10,449
Non-cash goodwill and trade name impairment(d)	908,873	36,700	—
Adjusted EBITDA	530,198	586,482	523,124
Non-cash stock-based compensation expense	7,119	8,412	9,352
Non-cash credits attributable to purchase accounting(e)	(16)	(81)	(372)
Restructuring charges(f)	18,177	8,162	11,448
Management and consulting fees(g)	7,250	7,500	7,500
Operating Performance	$562,728	$610,475	$551,052
Memo: Items excluded from Operating Performance
Operating performance of discontinued operations(h)	$(1,138)	$(3,267)	$8,640

(a)                                 Presented below is a reconciliation of operating income to net (loss) income.

	For the year ended December 31,
(Dollars in thousands)	2012	2011	2010
Operating (loss) income	$(532,762)	$375,460	$306,692
Non-operating Expense (Income):
Interest expense	246,284	273,123	286,933
Interest and net investment income	(7,845)	(10,886)	(9,358)
Loss on extinguishment of debt	55,554	774	—
Other expense	622	700	733
(Loss) Income from continuing operations before income taxes	(827,377)	111,749	28,384
(Benefit) provision for income taxes	(114,260)	43,912	10,945
Equity in losses of joint venture	(226)	—	—
(Loss) income from continuing operations	(713,343)	67,837	17,439
Loss from discontinued operations, net of income taxes	(200)	(27,016)	(31,998)
Net (Loss) Income	$(713,543)	$40,821	$(14,559)

(b)                                 Interest and net investment income is primarily comprised of investment income and realized gain (loss) on our American Home Shield segment investment portfolio. Cash, short-term and long-term marketable securities associated with regulatory requirements in connection with American Home Shield and for other purposes totaled $243.7 million as of December 31, 2012. American Home Shield interest and net investment income was $6.2 million, $9.8 million and $6.2 million for the years ended December 31, 2012, 2011 and 2010, respectively. The balance of interest and net investment income primarily relates to (i) investment income (loss) from our employee deferred compensation trust (for which there is a corresponding and offsetting change in compensation expense within (loss) income from continuing operations before income taxes) and (ii) interest income on other cash balances.

(c)                                  Represents non-cash residual value guarantee charges recorded in 2010 related to a synthetic lease for operating properties, which expired in July 2010. There were no similar charges in 2012 or 2011.

(d)                                 Represents, as a result of the Company’s impairment testing of indefinite-lived intangible assets, pre-tax non-cash impairment charges of $908.9 million recorded in the year ended December 31, 2012 to reduce the carrying value of TruGreen’s goodwill and the TruGreen trade name and $36.7 million recorded in the year ended December 31, 2011 to reduce the carrying value of the TruGreen trade name. There were no similar impairment charges included in continuing operations in 2010. See Note 1 to our consolidated financial statements included elsewhere in this prospectus for further information.

(e)                                  The Merger was accounted for using purchase accounting. This adjustment represents the aggregate, non-cash adjustments (other than amortization and depreciation) attributable to the application of purchase accounting.

(f)                                   Represents restructuring charges primarily related to a branch optimization project at Terminix, a reorganization of field leadership and a restructuring of branch operations at TruGreen, a reorganization of leadership at American Home Shield and ServiceMaster Clean, and an initiative to enhance capabilities and reduce costs in our centers of excellence at Other Operations and Headquarters.

(g)                                  Represents management and consulting fees payable to certain related parties. See Note 10 to our consolidated financial statements included elsewhere in this prospectus for further information on management and consulting fees.

(h)                                 The table included in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Segment Review—Discontinued Operations” presents reconciliations of operating (loss) income to EBITDA and Operating Performance for the periods presented.

RISK FACTORS

Investing in the Notes involves a high degree of risk. Before you make your investment decision, you should carefully consider the risks described below and the other information contained in this prospectus, including the consolidated financial statements and the related notes. If any of the following risks actually occurs, our business, financial position, results of operations or cash flows could be materially adversely affected.

Risks Related to Our Business and Our Industry

Adverse credit and financial market events and conditions could, among other things, impede access to or increase the cost of financing or cause our commercial and governmental customers to incur liquidity issues that could lead to some of our services not being purchased or being cancelled, or result in reduced operating revenue and lower operating income, any of which could have an adverse impact on our business, financial position, results of operations and cash flows.

Adverse developments in the credit and financial markets, including due to the ongoing European financial and economic crisis and concerns over U.S. debt ceiling, deficit and budget issues, as well as unstable consumer sentiment and high unemployment, continue to challenge the U.S. and global financial and credit markets and overall economies. These developments have had a significant material adverse impact on a number of financial institutions and have limited access to capital and credit for many companies. Disruptions in credit or financial markets could, among other things, lead to impairment charges, make it more difficult for us to obtain, or increase our cost of obtaining, financing for our operations or investments or to refinance our indebtedness, cause our lenders to depart from prior credit industry practice and not give technical or other waivers under our financing agreements, to the extent we may seek them in the future, thereby causing us to be in default under one or more of the financing agreements. These disruptions also could cause our commercial customers to encounter liquidity issues that could lead to some of our services being cancelled or reduced, or that could result in an increase in the time it takes our customers to pay us, or that could lead to a decrease in pricing for our services and products, any of which could adversely affect our accounts receivable, among other things, and, in turn, increase our working capital needs. Volatile swings in the commercial real estate segment could also impact the demand for our services as landlords cut back on services provided to their tenants. In addition, adverse developments at federal, state and local levels associated with budget deficits resulting from economic conditions could result in federal, state and local governments decreasing their purchasing of our products or services and/or increasing taxes or other fees on businesses, including ServiceMaster, to generate more tax revenues, which could negatively impact spending by commercial customers and municipalities on our services.

Adverse developments in the credit and financial markets could adversely affect our ability to borrow under the Revolving Credit Facility or the synthetic letter of credit facility (the “L/C Facility”, together with the senior secured term loan facility (the “Term Loan Facility”), the “Term Facilities” and, together with the Revolving Credit Facility, the “Credit Facilities”) in the future or to refinance our debt. Liquidity or capital problems at one or more of the Revolving Credit Facility lenders could reduce or eliminate the amount available for us to draw under such facility. We may not be able to access additional capital on terms acceptable to us or at all.

Adverse developments in the credit and financial markets, along with other economic uncertainties, could also get worse over time. Adverse developments in the credit and financial markets and economic uncertainties make it difficult for us to accurately forecast and plan future business activities. The continuance of the current uncertain economic conditions or further deterioration of such conditions could have a material adverse impact on our business, financial position, results of operations and cash flows.

Further weakening in general economic conditions, especially as they may affect home sales, unemployment or consumer confidence or spending levels, may adversely impact our business, financial position, results of operations and cash flows.

A substantial portion of our results of operations is dependent upon spending by consumers. Deterioration in general economic conditions and consumer confidence could affect the demand for our services. Consumer spending and confidence tend to decline during times of declining economic conditions, and consumer spending and confidence may not materially improve. A worsening of macroeconomic indicators, including weak home sales, higher home foreclosures, declining consumer confidence or rising unemployment rates, could adversely affect consumer spending levels, reduce the demand for our services and adversely impact our business, financial position, results of operations and cash flows. These factors could also negatively impact the timing or the ultimate collection of accounts receivable, which would adversely impact our business, financial position, results of operations and cash flows.

Weather conditions and seasonality affect the demand for our services and our results of operations and cash flows.

The demand for our services and our results of operations are affected by weather conditions, including, without limitation, potential impacts, if any, from climate change, known and unknown, and by the seasonal nature of our termite and pest control services, lawn care services, home inspection services and disaster restoration services. For example, in geographies that do not have a year-round growing season, the demand for our lawn care services decreases during the winter months. Adverse weather conditions (e.g., droughts, severe storms and significant rain or snow fall), whether created by climate change factors or otherwise, can adversely impact the timing of product or service delivery or demand for lawn care services, and cooler temperatures can impede the development of the termite swarm and lead to lower demand for our termite control services. Severe winter storms can also impact our home cleaning business if we cannot travel to service locations due to hazardous road conditions. In addition, extreme temperatures can lead to an increase in service requests related to household systems and appliances in our American Home Shield business, resulting in higher claim frequency and costs and lower profitability thereby adversely impacting our business, financial position, results of operations and cash flows.

Availability of our raw materials and increases in raw material prices, fuel prices and other operating costs could adversely impact our business, financial position, results of operations and cash flows.

Our financial performance is affected by the level of our operating expenses, such as fuel, fertilizer, chemicals, refrigerants, parts, appliances and equipment, raw materials, wages and salaries, employee benefits, health care, vehicle, self-insurance costs and other insurance premiums as well as various regulatory compliance costs, all of which may be subject to inflationary pressures. In particular, our financial performance is adversely affected by increases in these operating costs. In recent years, fuel prices have fluctuated widely, and previous increases in fuel prices increased our costs of operating vehicles and equipment. We cannot predict what effect recent global events or any future Middle East or other crisis could have on fuel prices, but it is possible that such events could lead to higher fuel prices. With respect to fuel, our fleet, which consumes approximately 20 million gallons annually, has been negatively impacted by significant increases in fuel prices in the past and could be negatively impacted in the future. Although we hedge a significant portion of our fuel costs, we do not hedge all of those costs. A 10 percent change in fuel prices would result in a change of approximately $7.0 million in our annual fuel cost before considering the impact of fuel swap contracts. Based upon Department of Energy fuel price forecasts, as well as the hedges we have executed to date for 2013, we have projected that fuel prices will not significantly increase our fuel costs for 2013 compared to 2012. Fuel price increases can also result in increases in the cost of fertilizer, chemicals and other materials used in our business. We cannot predict the extent to which we may experience future increases in costs of fuel, fertilizer, chemicals, raw materials, wages, employee benefits, health care, vehicles, insurance and other operating costs. To the extent such costs increase, we may be prevented, in whole or in part, from passing these cost increases through to our existing and prospective customers, and the rates we pay to our subcontractors and suppliers may increase, any of which could have a material adverse impact on our business, financial position, results of operations and cash flows.

We may not successfully implement our business strategies, including achieving our growth objectives.

We may not be able to fully implement our business strategies or realize, in whole or in part within the expected time frames, the anticipated benefits of our various growth or other initiatives. Our various business strategies and initiatives, including our growth, productivity and customer retention, cost reduction and management initiatives are subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond our control. For example, we recently embarked on a shift in strategy at TruGreen that includes redesigning our product offerings, transforming the customer experience through new technology, new processes and stricter branch standards, and rebalancing our sales and marketing mix towards channels with higher retention and profitability. In 2012, we experienced significant decreases in operating revenue and Operating Performance at TruGreen for full-year 2012 as compared to 2011 as we pursued this new strategy. There can be no assurance that our new strategy will succeed in positioning TruGreen for future operating revenue and Operating Performance growth. In addition, delays, higher than expected costs or unsuccessful implementation of new information technology systems, including the new operating systems at American Home Shield and Merry Maids, which are currently under development, and TruGreen’s new operating system, which is in the process of being deployed, could adversely impact our operations. In addition, we may incur certain costs to achieve efficiency improvements and growth in our business and we may not meet anticipated implementation timetables or stay within budgeted costs. We have already experienced unexpected delays and other issues associated with the development of the operating system at American Home Shield which have resulted in a delay in the projected start of the first phase of our implementation. We expect to continue to incur capitalizable and non-capitalizable technology charges through implementation of the operating system, which is expected to occur in various phases over a period of time. As these efficiency improvement and growth initiatives are undertaken, we may not fully achieve our expected cost savings and efficiency improvements or growth rates, or these initiatives could adversely impact our customer retention or our operations. In addition, our strategies to enhance talent management and adopt and transfer best practices across our businesses may not produce the growth, efficiencies and productivity levels we seek and may present unforeseen challenges. Also, our business strategies may change from time to time in light of our ability to implement our new business initiatives, competitive pressures, economic uncertainties or developments, or other factors. As a result, we may not be able to achieve our expected results of operations and cash flows.

Our market segments are highly competitive. Competition could reduce our share of the market segments served by us and adversely impact our reputation, business, financial position, results of operations and cash flows.

We operate in highly competitive market segments. Changes in the source and intensity of competition in the market segments served by us impact the demand for our services and may also result in additional pricing pressures. The relatively low capital cost of entry into certain of our business categories has led to strong competitive market segments, including competition from regional and local owner-operated companies. Regional and local competitors operating in a limited geographic area may have lower labor, benefits and overhead costs. The principal methods of competition in our businesses include name recognition, quality and speed of service, pricing, customer satisfaction and reputation. We may be unable to compete successfully against current or future competitors, and the competitive pressures that we face may result in reduced market segment share, reduced pricing or adversely impact our reputation, business, financial position, results of operations and cash flows.

We may not be able to attract and retain qualified key executives or transition smoothly to new leadership, including a new CEO when named, which could adversely impact us and our businesses and inhibit our ability to operate and grow successfully.

On April 12, 2013, we announced that Harry J. Mullany III, our former Chief Executive Officer (“CEO”), had resigned from the Company effective as of such date. John Krenicki, Jr., the Chairman of the board of directors of Holdings, will serve as Interim CEO until a new CEO is named. The execution of our business strategy and our financial performance will continue to depend in significant part on our executive management team and other key management personnel and the smooth transition to new senior leadership, including a new CEO when named. We have recently enhanced many of our senior management positions, including the hiring of Thomas J. Coba as President, ServiceMaster Clean, Merry Maids, Furniture Medic & AmeriSpec; Linda A. Goodspeed as Senior Vice President and Chief Information Officer; Mark J. Barry as President, American Home Shield; and R. David Alexander as President, TruGreen. Our future success depends in large part on our success in utilizing current, experienced senior leadership and transitioning responsibilities to, and implementing the goals and objectives of, our new business unit executives. Effective November 27, 2012, Roger A. Cregg, the former Chief Financial Officer (“CFO”) of the Company, resigned from the Company. The Company’s Controller, David W. Martin, is serving as Interim CFO of the Company until a new CFO is named. Effective March 29, 2013, Charles M. Fallon, the former President of Terminix, resigned from the Company. Terminix’s Vice President of Operations, Larry Pruitt, will serve as interim President of Terminix until a new President of Terminix is named. Any inability to attract in a timely manner qualified key executives, retain our leadership team and recruit other important personnel could have a material adverse impact on our business, financial position, results of operations and cash flows.

Public perceptions that the products we use and the services we deliver are not environmentally friendly or safe may adversely impact the demand for our services.

In providing our services, we use, among other things, fertilizers, herbicides and pesticides. Public perception that the products we use and the services we deliver are not environmentally friendly or safe or are harmful to humans or animals, whether justified or not, or our improper application of these chemicals, could reduce demand for our services, increase regulation or government restrictions or actions, result in fines or penalties, impair our reputation, involve us in litigation, damage our brand names and otherwise have a material adverse impact on our business, financial position, results of operations and cash flows.

Changes in the services we deliver or the products we use could impact our reputation, business, financial position, results of operations and cash flows and our future plans.

Our financial performance is affected by changes in the services and products we offer our customers. For example, American Home Shield initiated the offering of preventative maintenance contracts and other new products. In addition, TruGreen recently embarked on a shift in strategy that includes redesigning its product offerings, transforming the customer experience through new technology, new processes and stricter branch standards, and rebalancing its sales and marketing mix towards channels with higher retention and profitability. There can be no assurance that our new strategy will succeed in positioning TruGreen for future operating revenue and Operating Performance growth. An unsuccessful execution of this strategy, including the rollout or adjustment of our new services or products or TruGreen’s sales and marketing plans could cause us to re-evaluate or change our business strategies and could have a material adverse impact on our reputation, business, financial position, results of operations and cash flows and our future plans.

Laws and government regulations applicable to our businesses could increase our legal and regulatory expenses, and impact our business, financial position, results of operations and cash flows.

Our businesses are subject to significant international, federal, state, provincial and local laws and regulations. These laws and regulations include laws relating to consumer protection, wage and hour requirements, franchising, the employment of immigrants, labor relations, permitting and licensing, building code requirements, workers’ safety, the environment, insurance and home warranties, employee benefits, marketing (including, without limitation, telemarketing or green marketing) and advertising, the application and use of fertilizers, herbicides, pesticides and other chemicals, noise and air pollution from power equipment and water management techniques. In particular, we anticipate that various international, federal, state, provincial and local governing bodies may propose additional legislation and regulation that may be detrimental to our business or may substantially increase our operating costs, including proposed legislation, such as the Employee Free Choice Act, the Paycheck Fairness Act and the Arbitration Fairness Act; environmental regulations related to water quality, water use, chemical use, climate change, equipment efficiency standards, refrigerant production and use and other environmental matters; other consumer protection laws or regulations; or “do-not-knock,” “do-not-mail,” “do-not-leave” or other marketing regulations. It is difficult to predict the future impact of the broad and expanding legislative and regulatory requirements affecting our businesses and changes to such requirements may adversely affect our business, financial position, results of operations and cash flows. In addition, if we were to fail to comply with any applicable law or regulation, we could be subject to substantial fines or damages, be involved in litigation, suffer losses to our reputation or suffer the loss of licenses or incur penalties that may affect how our business is operated, which, in turn, could have a material adverse impact on our business, financial position, results of operations and cash flows.

The enactment of new federal or state legislation or the promulgation of new regulations or interpretations at any level of government may also expose us to potential new liabilities or costs, or may require us to modify our business model or business practices. In March 2010, comprehensive health care reform legislation was enacted in the United States which, among other things, includes guaranteed coverage requirements, including for dependents up to age 26; eliminates pre-existing condition exclusions and annual and lifetime maximum limits; restricts the extent to which policies can be rescinded; and requires employers to provide employees with insurance coverage that meets minimum eligibility and coverage requirements. The legislation imposes implementation effective dates that began in 2010. Due to the breadth and complexity of the health reform legislation and uncertainties surrounding the issuance of final regulations, it is difficult to predict the overall impact of the health reform legislation on our business over the coming years. However, new requirements to provide additional health insurance benefits to our associates would likely increase our expenses, and any such increases could be significant enough to materially impact our business, financial position, results of operations and cash flows. Additional or new regulations, or changes in current regulations, promulgated by the U.S. Consumer Financial Protection Bureau may also require us to modify our business model or business practices.

Compliance with environmental, health and safety laws and regulations, including laws pertaining to the use of pesticides, herbicides and fertilizers, could result in significant costs that adversely impact our reputation, business, financial position, results of operations and cash flows.

International, federal, state, provincial and local laws and regulations relating to environmental, health and safety matters affect us in several ways. In the United States, products containing pesticides generally must be registered with the U.S. Environmental Protection Agency (“EPA”) and similar state agencies before they can be sold or applied. The failure to obtain or the cancellation of any such registration, or the withdrawal from the market place of such pesticides, could have an adverse effect on our business, the severity of which would depend on the products involved, whether other products could be substituted and whether our competitors were similarly affected. The pesticides we use are manufactured by independent third parties and are evaluated by the EPA as part of its ongoing exposure risk assessment. The EPA may decide that a pesticide we use will be limited or will not be re-registered for use in the United States. We cannot predict the outcome or the severity of the effect of the EPA’s continuing evaluations.

In addition, the use of certain pesticides, herbicides and fertilizer products is regulated by various international, federal, state, provincial and local environmental and public health agencies. These regulations may ban or restrict applications or use or require that only certified or professional users apply the product or that certain products only be used on certain types of locations. These laws may also require users to post notices on properties at which products have been or will be applied, may require notification to individuals in the vicinity that products will be applied in the future or may restrict or ban the use of certain products. Although we strive to comply with such regulations and have processes in place designed to achieve compliance, given our dispersed locations, distributed operations and numerous associates, we may be unable to prevent violations of these or other regulations from occurring. Even if we are able to comply with all such regulations and obtain all necessary registrations and licenses, the pesticides, herbicides, fertilizers or other products we apply, or the manner in which we apply them, could be alleged to cause injury to the environment, to people or to animals, or such products could be banned in certain circumstances. The regulations may apply to third-party vendors who are hired to repair or remediate property and who may fail to comply with environmental laws and regulations and subject us to risk of legal exposure. The costs of compliance, non-compliance, remediation, combating unfavorable public perceptions or defending products liability lawsuits could have a material adverse impact on our reputation, business, financial position, results of operations and cash flows.

International, federal, state, provincial and local agencies regulate the disposal, handling and storage of waste, discharges from our facilities and the investigation and clean-up of contaminated sites. We could incur significant costs, including investigation and clean-up costs, fines, penalties and civil or criminal sanctions and claims by third parties for property damage and personal injury, as a result of violations of, or liabilities under, these laws and regulations. If there is a significant change in the facts or circumstances surrounding the assumptions upon which we operate, or if we are found to violate applicable environmental and public health laws and regulations, it could have a material adverse impact on future environmental capital expenditures and other environmental expenses and on our reputation, financial position, results of operations and cash flows. In addition, potentially significant expenditures could be required to comply with environmental laws and regulations, including requirements that may be adopted or imposed in the future.

International, federal, state, provincial and local agencies that regulate environmental matters may change environmental laws, regulations or standards, including imposing new regulations with respect to climate change matters. Changes in any of these or other laws, regulations or standards could materially adversely impact our business, financial position, results of operations and cash flows.

If we fail to protect the security of personal information about our customers, we could be subject to interruption of our business operations, private litigation, reputational damage and costly penalties.

We rely on, among other things, commercially available systems, software, tools and monitoring to provide security for processing, transmission and storage of confidential customer information, such as payment card and personal information. The systems currently used for transmission and approval of payment card transactions, and the technology utilized in payment cards themselves, all of which can put payment card data at risk, are central to meeting standards set by the payment card industry (“PCI”). We continue to evaluate and modify our systems and protocols for PCI compliance purposes, and such PCI standards may change from time to time. Activities by third parties, advances in computer and software capabilities and encryption technology, new tools and discoveries and other events or developments may facilitate or result in a compromise or breach of our systems. Any compromises, breaches or errors in application related to our systems or failures to comply with standards set by the PCI could cause damage to our reputation and interruptions in our operations, including our customers’ ability to pay for our services and products by credit card or their willingness to purchase our services and products and could result in a violation of applicable laws, regulations, orders, industry standards or agreements and subject us to costs, penalties and liabilities which could have a material adverse impact on our reputation, business, financial position, results of operations and cash flows.

Our business process outsourcing initiatives have increased our reliance on third-party contractors and may expose our business to harm upon the termination or disruption of our third-party contractor relationships.

Our strategy to increase profitability, in part, by reducing our costs of operations includes the implementation of certain business process outsourcing initiatives. Any disruption, termination or substandard performance of these outsourced services, including possible breaches by third-party vendors of their agreements with us, could adversely affect our brands, reputation, customer relationships, financial position, results of operations and cash flows. Also, to the extent a third party outsourcing provider relationship is terminated, there is a risk that we may not be able to enter into a similar agreement with an alternate provider in a timely manner or on terms that we consider favorable, and even if we find an alternate provider, or choose to insource such services, there are significant risks associated with any transitioning activities. In addition, to the extent we decide to terminate outsourcing services and insource such services, there is a risk that we may not have the capabilities to perform these services internally, resulting in a disruption to our business, which could adversely impact our reputation, business, financial position, results of operations and cash flows. We expect to phase out a significant portion of our use of information technology services provided by International Business Machines Corporations (“IBM”) by the end of 2013. We could incur costs, including personnel and equipment costs, to insource previously outsourced services like these, and these costs could adversely affect our results of operations and cash flows.

We may not be able to adequately protect our intellectual property and other proprietary rights that are material to our business.

Our ability to compete effectively depends in part on our rights to service marks, trademarks, trade names and other intellectual property rights we own or license, particularly our registered brand names, ServiceMaster, Terminix, TruGreen, Merry Maids, ServiceMaster Clean, American Home Shield, AmeriSpec and Furniture Medic. We have not sought to register or protect every one of our marks either in the United States or in every country in which they are or may be used. Furthermore, because of the differences in foreign trademark, patent and other intellectual property or proprietary rights laws, we may not receive the same protection in other countries as we would in the United States. If we are unable to protect our proprietary information and brand names, we could suffer a material adverse impact on our reputation, business, financial position, results of operations and cash flows.

Litigation may be necessary to enforce our intellectual property rights and protect our proprietary information, or to defend against claims by third parties that our products, services or activities infringe their intellectual property rights. Any litigation or claims brought by or against us could result in substantial costs and diversion of our resources. A successful claim of trademark, patent or other intellectual property infringement against us, or any other successful challenge to the use of our intellectual property, could subject us to damages or prevent us from operating our business in the manner in which we have in the past, including preventing us from providing certain services under our recognized brand names, all of which could have a material adverse impact on our reputation, business, financial position, results of operations and cash flows.

Disruptions or failures in our information technology systems could create liability for us or limit our ability to effectively monitor, operate and control our operations and adversely impact our reputation, business, financial position, results of operations and cash flows.

Our information technology systems facilitate our ability to monitor, operate and control our operations. Changes or modifications to our information technology systems could cause disruption to our operations or cause challenges with respect to our compliance with laws, regulations or other applicable standards. For example, delays, higher than expected costs or unsuccessful development and implementation of new operating systems at American Home Shield and Merry Maids, which are currently under development, and at TruGreen, which is in the process of being deployed, could adversely impact our operations. We have already experienced unexpected delays and other issues associated with the development of the operating system at American Home Shield which has resulted in a delay in the projected start of the first phase of our implementation. We expect to continue to incur capitalizable and non-capitalizable technology charges through implementation of the operating system, which is expected to occur in various phases over a period of time. We are relying on third-party providers to develop and implement our operating systems, and disruption, termination or substandard performance by these providers could negatively impact the development and implementation of these systems. As the development and implementation of our information technology systems (including our operating systems) evolve, we may elect to modify, replace or abandon certain technology initiatives, which could result in write-downs. For example, in 2012 we incurred a $4.2 million charge related to the abandonment of certain internally developed software for Merry Maids. In addition, when a third-party provider relationship is terminated, there is a risk of disputes or litigation and that we may not be able to enter into a similar agreement with an alternate provider in a timely manner or on terms that we consider favorable, and even if we find an alternate provider, there are significant risks associated with any transitioning activities.

In addition, any disruption in, capacity limitations, stability or failure to operate as expected of our information technology systems, including our new operating systems at American Home Shield, TruGreen and Merry Maids and our information technology initiative for our human resources function, could, depending on the magnitude of the problem, adversely impact our business, financial position, results of operations and cash flows, including by limiting our capacity to monitor, operate and control our operations effectively, or could have a negative impact on the services provided by our human resources center of excellence. Failures of our information technology systems could also lead to violations of privacy laws, regulations, trade guidelines or practices related to our customers and associates. If our disaster recovery plans do not work as anticipated, or if the third-party vendors to which we have outsourced certain information technology, contact center or other services fail to fulfill their obligations to us, our operations may be adversely impacted and any of these circumstances could adversely impact our reputation, business, financial position, results of operations and cash flows.

Future acquisitions or other strategic transactions could impact our reputation, business, financial position, results of operations and cash flows.

We may pursue strategic transactions in the future domestically and internationally, which could involve acquisitions or dispositions of businesses or assets or joint ventures with strategic partners.  Any future strategic transaction could involve integration or implementation challenges, business disruption or other risks, or change our business profile significantly.  Any inability on our part to consolidate and manage growth from acquired businesses or successfully implement dispositions or other strategic transactions could have an adverse impact on our reputation, business, financial position, results of operations and cash flows.  Any acquisition or joint venture we undertake may not provide us with the benefits that were anticipated when entering into such transaction.  The process of integrating an acquired business or establishing a joint venture may create unforeseen difficulties and expenses, including the diversion of resources needed to integrate new businesses, technologies, products, personnel or systems; the inability to retain associates, customers and suppliers; the assumption of actual or contingent liabilities (including those relating to the environment); monitoring and complying with governmental and regulatory schemes; failure to effectively and timely adopt and adhere to our internal control processes and other policies; write-offs or impairment charges relating to goodwill and other intangible assets; unanticipated liabilities relating to acquired businesses; and potential expense associated with litigation with sellers of such businesses.  Any disposition transaction could also negatively impact our business and may subject us to various risks, including failure to obtain appropriate value for the disposed business; exposure to post-closing claims, other actual or contingent liabilities, and expenses; difficulties retaining associates, customers and suppliers; material costs and charges associated with the disposition; and disruption to our other businesses and distraction of management during the disposition process or thereafter.

We are subject to various restrictive covenants that could adversely impact our business, financial position, results of operations and cash flows.

From time to time, we enter into noncompetition agreements or other restrictive covenants (e.g., exclusivity, take or pay and non-solicitation), including in connection with business dispositions (including our former business TruGreen LandCare, as to commercial landscaping) or strategic contracts, that restrict us from entering into lines of business or operating in certain geographic areas into which we may desire to expand our business. We also are subject to various non-solicitation and no-hire covenants that may restrict our ability to solicit potential customers or associates. If we do not comply with such restrictive covenants, or if a dispute arises regarding the scope and interpretation thereof, litigation could ensue, which could have an adverse impact on our business, financial position, results of operations and cash flows. Further, to the extent that such restrictive covenants prevent us from taking advantage of business opportunities, our business, financial position, results of operations and cash flows may be adversely impacted.

Our future success depends on our ability to attract, retain and maintain positive relations with trained workers and third-party contractors.

Our future success and financial performance depend substantially on our ability to attract, train and retain workers, attract and retain third-party contractors and ensure third-party contractor compliance with our policies and standards. Our ability to conduct our operations is in part impacted by our ability to increase our labor force, including on a seasonal basis, which may be adversely impacted by a number of factors. In the event of a labor shortage, we could experience difficulty in delivering our services in a high-quality or timely manner and could be forced to increase wages in order to attract and retain associates, which would result in higher operating costs and reduced profitability. New election rules by the National Labor Relations Board, including “expedited elections” and restrictions on appeals, could lead to increased organizing activities at our subsidiaries or franchisees. If these labor organizing activities were successful, it could further increase labor costs, decrease operating efficiency and productivity in the future, or otherwise disrupt or negatively impact our operations. In addition, potential competition from key associates who leave ServiceMaster could impact our ability to maintain our market segment share in certain geographic areas.

We may be required to recognize additional impairment charges.

We have significant amounts of goodwill and intangible assets, such as trade names, and have incurred impairment charges in 2012 and earlier periods with respect to goodwill and intangible assets. We have also incurred impairment charges in the past in connection with our disposition activities. In accordance with applicable accounting standards, goodwill and intangible assets that are not amortized are subject to assessment for impairment by applying a fair-value based test annually, or more frequently if there are indicators of impairment, including:

•                  significant adverse changes in the business climate, including economic or financial conditions;

•                  significant adverse changes in expected operating results;

•                  adverse actions or assessments by regulators;

•                  unanticipated competition;

•                  loss of key personnel; and

•                  a current expectation that more-likely-than-not (e.g., a likelihood that is more than 50%) a reporting unit or intangible asset will be sold or otherwise disposed of.

In 2012, based on lower projected revenue and operating results for TruGreen, we recorded pre-tax non-cash impairment charges of $790.2 million and $118.7 million to reduce the carrying value of TruGreen’s goodwill and the TruGreen trade name, respectively, as a result of our interim impairment testing of indefinite-lived intangible assets as of September 30, 2012 and June 30, 2012. In 2011, we also recorded pre-tax non-cash impairment charges of $36.7 million to reduce the carrying value of the TruGreen trade name as a result of our annual impairment testing of goodwill and intangible assets. Additionally, as a result of the decision to sell TruGreen LandCare, we recorded a $34.2 million impairment charge in the first quarter of 2011 to reduce the carrying value of TruGreen LandCare’s assets to their estimated fair value less cost to sell in accordance with applicable accounting standards. Upon completion of the sale, a $6.2 million loss on sale was recorded in loss from discontinued operations, net of tax. In the second quarter of 2010, we recorded a pre-tax non-cash impairment charge of $46.9 million, of which $43.0 million was related to the remaining goodwill at TruGreen LandCare and

$3.9 million related to TruGreen LandCare’s trade name. All impairments related to TruGreen LandCare are recorded in loss from discontinued operations, net of income taxes.

Based upon future economic and financial market conditions, the operating performance of our reporting units and other factors, including those listed above, future impairment charges could be incurred. In particular, any further decline in the estimated fair value of the TruGreen trade name will result in additional trade name impairment. It is possible that such impairment, if required, could be material. Any future impairment charges that we are required to record could have a material adverse impact on our results of operations.

Our franchisees and third-party distributors and vendors could take actions that could harm our business.

Our franchisees, third-party distributors and vendors are contractually obligated to operate their businesses in accordance with the standards set forth in our agreements with them. Each franchising brand also provides training and support to franchisees. However, franchisees, third-party distributors and vendors are independent third parties that we do not control, and the franchisees, third party distributors and vendors own, operate and oversee the daily operations of their businesses. As a result, the ultimate success of any franchise operation rests with the franchisee. If franchisees do not successfully operate their businesses in a manner consistent with required standards, royalty payments to us will be adversely affected and a brand’s image and reputation could be harmed, which in turn could adversely impact our business, financial position, results of operations and cash flows. Similarly, if third-party distributors and vendors do not successfully operate their businesses in a manner consistent with required laws, standards and regulations, we could be subject to claims from regulators or legal claims for the actions or omissions of such third-party distributors and vendors. In addition, our relationship with our franchisees, third-party distributors and vendors could become strained (including resulting in litigation) as we impose new standards or assert more rigorous enforcement practices of the existing required standards. It is also possible that creditors, or other claimants, of a franchisee, third party-distributor or vendor could attempt to make claims against us under various legal theories, such as in the event such creditors and claimants cannot collect from our franchisee. These strains in our relationships or claims could have a material adverse impact on our reputation, business, financial position, results of operations and cash flows.

Changes in accounting, securities and other rules or interpretations could adversely impact our financial position and results of operations.

Changes in accounting, securities and other rules applicable to our business, including proposed revisions to the rules related to accounting for leases and reserves for, and disclosures relating to, legal contingencies, could affect our reported results of operations and financial position, potentially decrease the comparability of our financial statements to others within our industry and increase our liability exposure.

Risk Factors Related to the Notes

We have substantial indebtedness and may incur substantial additional indebtedness, which could adversely affect our financial health and our ability to obtain financing in the future, react to changes in our business and satisfy our obligations.

As of December 31, 2012, we had $3.961 billion of total long-term debt outstanding. We have available borrowing capacity under the Revolving Credit Facility of $447.7 million through July 24, 2013, $324.2 million from July 25, 2013 through July 24, 2014 and $265.2 million from July 25, 2014 through January 31, 2017. Our substantial debt could have important consequences to holders of our debt and other stakeholders in the Company. Because of our substantial indebtedness:

•                  our ability to engage in acquisitions without raising additional equity or obtaining additional debt financing is limited;

•                  our ability to obtain additional financing for working capital, capital expenditures, acquisitions, debt service requirements or general corporate purposes and our ability to satisfy our obligations with respect to our indebtedness may be impaired in the future;

•                  a large portion of our cash flow from operations must be dedicated to the payment of principal and interest on our indebtedness, thereby reducing the funds available to us for other purposes;

•                  we are exposed to the risk of increased interest rates because a portion of our borrowings, including under the Credit Facilities, and certain floating rate operating and capital leases are at variable rates of interest;

•                  it may be more difficult for us to satisfy our obligations to our creditors, resulting in possible defaults on, and acceleration of, such indebtedness;

•                  we may be more vulnerable to general adverse economic and industry conditions;

•                  we may be at a competitive disadvantage compared to our competitors with proportionately less indebtedness or with comparable indebtedness on more favorable terms and, as a result, they may be better positioned to withstand economic downturns;

•                  our ability to refinance indebtedness may be limited or the associated costs may increase;

•                  our flexibility to adjust to changing market conditions and ability to withstand competitive pressures could be limited; and

•                  we may be prevented from carrying out capital spending and restructurings that are necessary or important to our growth strategy and efforts to improve operating margins of our businesses.

Despite our indebtedness levels, we and our subsidiaries may be able to incur substantially more indebtedness. This could further exacerbate the risks associated with our substantial indebtedness.

We and our subsidiaries may be able to incur substantial additional indebtedness in the future. The terms of the instruments governing our indebtedness do not prohibit us or fully prohibit our subsidiaries from doing so. We have available borrowing capacity under the Revolving Credit Facility of $447.7 million through July 24, 2013, $324.2 million from July 25, 2013 through July 24, 2014 and $265.2 million from July 25, 2014 through January 31, 2017. The Credit Facilities permit additional borrowings beyond those commitments under certain circumstances. If new indebtedness is added to our current indebtedness levels, the related risks we face would increase, and we may not be able to meet all of our debt obligations.

Our ability to generate the significant amount of cash needed to pay interest and principal on our indebtedness, including the Notes, and our ability to refinance all or a portion of our indebtedness or obtain additional financing depends on many factors beyond our control.

As a holding company, we have no independent operations or material assets other than our ownership of equity interests in our subsidiaries, and we depend on our subsidiaries to distribute funds to us so that we may pay our obligations and expenses, including satisfying our obligations under our indebtedness, including the Notes. Our ability to make scheduled payments on, or to refinance our obligations under, our indebtedness, including the Notes, depends on the financial and operating performance of our subsidiaries and their ability to make distributions and dividends to us, which, in turn, depends on their results of operations, cash flows, cash requirements, financial position and general business conditions and any legal and regulatory restrictions on the payment of dividends to which they may be subject, many of which may be beyond our control, and as described under “—Risks Related to Our Business and Our Industry” above.

The payment of ordinary and extraordinary dividends by our subsidiaries that are regulated as insurance, home warranty, or similar companies is subject to applicable state law limitations. If we cannot receive sufficient distributions from our subsidiaries, we may not be able to meet our obligations to fund general corporate expenses or service our debt obligations. Our insurance subsidiaries and home warranty and similar subsidiaries (through which we conduct our American Home Shield business) are subject to significant regulatory restrictions under the laws and regulations of the states in which they operate. Among other things, such laws and regulations require certain such subsidiaries to maintain minimum capital and net worth requirements and may limit the amount of ordinary and extraordinary dividends and other payments that these subsidiaries can pay to us. For example, certain states prohibit payment by these subsidiaries to the Company of dividends in excess of 10 percent of their capital as of the most recent year end, as determined in accordance with prescribed insurance accounting practices in those states. Of the $243.7 million as of December 31, 2012, which we identify as being potentially unavailable to be paid to the Company by its subsidiaries, approximately $188.7 million is held by our home warranty and insurance subsidiaries and is subject to these regulatory limitations on the payment of funds to us. We expect that such limitations will be in effect through the end of 2013, at which time new limitations will be calculated based on regulatory capital levels as of December 31, 2013. The remainder of the $243.7 million, or $55.0 million, is related to amounts that our management does not consider readily available to be used to service our indebtedness due, among other reasons, to our cash management practices and working capital needs at various subsidiaries.

We may be unable to maintain a level of cash flows from operating activities sufficient to permit us to pay the principal and interest on our indebtedness. If our cash flow and capital resources are insufficient to fund our debt service obligations, we may be forced to reduce or delay capital expenditures, sell assets, seek to obtain additional equity capital or restructure our indebtedness. In the future, our cash flow and capital resources may not be sufficient for payments of interest on and principal of our indebtedness, and such alternative measures may not be successful and may not permit us to meet our scheduled debt service obligations.

The maturity date for the approximately $2.220 billion of borrowings outstanding under the Term Facilities is January 31, 2017. The Revolving Credit Facility is also scheduled to mature on January 31, 2017. The 8% Notes will mature on February 15, 2020, and the 7.000% Notes will mature on August 15, 2020. We may be unable to refinance any of our indebtedness or obtain additional financing, particularly because of our high levels of indebtedness. Market disruptions, such as those experienced in 2008 and 2009, as well as our significant indebtedness levels, may increase our cost of borrowing or adversely affect our ability to refinance our obligations as they become due. If we are unable to refinance our indebtedness or access additional credit, or if short-term or long-term borrowing costs dramatically increase, our ability to finance current operations and meet our short-term and long-term obligations could be adversely affected.

If we cannot make scheduled payments on our indebtedness, we will be in default and holders of the 8% Notes and the 7.000% Notes could declare all outstanding principal and interest to be due and payable, the lenders under the Credit Facilities could terminate their commitments to loan money, our secured lenders could foreclose against the assets securing their borrowings and we could be forced into bankruptcy or liquidation. All of these events could result in the loss of your investment in the Notes.

We may from time to time take steps to reduce or refinance outstanding debt, including the Notes, or otherwise to reduce interest expense and other debt service obligations. These steps may include open market repurchases, debt repricings, maturity extensions, and other retirements, purchases or refinancings of outstanding debt, including the Notes, in whole or in part, in addition to making any required scheduled installment payments. The timing of any such step and the amount of debt that would be repurchased, refinanced or otherwise retired will depend on market conditions, our cash requirements and other considerations. The implementation of any such steps or other capital structure changes could adversely affect our debtholders, including by reducing the size of or yield on an applicable debt issue held by them.

Increases in interest rates would increase the cost of servicing our indebtedness and could reduce our profitability.

A significant portion of our outstanding indebtedness, including indebtedness under the Credit Facilities, bears interest at variable rates. As a result, increases in interest rates would increase the cost of servicing our indebtedness and could materially reduce our profitability and cash flows. As of December 31, 2012, each one percentage point change in interest rates would result in an approximate $12.4 million change in the annual interest expense on our Term Loan Facility after considering the impact of the interest rate swaps into which we have entered. Assuming all revolving loans were fully drawn as of December 31, 2012, each one percentage point change in interest rates would result in an approximate $4.5 million change in annual interest expense on our Revolving Credit Facility.

We are also exposed to increases in interest rates with respect to our arrangement enabling us to transfer an interest in certain receivables to unrelated third parties. Assuming all available amounts were transferred under this arrangement, each one percentage point change in interest rates would result in an approximate $0.5 million change in annual interest expense with respect to this arrangement. We are also exposed to increases in interest rates with respect to our floating rate operating and capital leases, and a one percentage point change in interest rates would result in an approximate $0.7 million change in annual expenses with respect to such leases. The impact of increases in interest rates could be more significant for us than it would be for some other companies because of our substantial indebtedness and floating rate leases.

The agreements and instruments governing our indebtedness contain restrictions and limitations that could significantly impact our ability to operate our business and adversely affect the holders of the Notes.

The Credit Facilities contain covenants that, among other things, restrict our ability to:

•                  incur additional indebtedness (including guarantees of other indebtedness);

•                  pay dividends or make other restricted payments, including investments;

•                  prepay or amend the terms of certain outstanding indebtedness;

•                  enter into certain types of transactions with affiliates;

•                  sell certain assets, or, in the case of any borrower under the Credit Facilities, consolidate, merge, sell or otherwise dispose of all or substantially all of its assets;

•                  create liens;

•                  in the case of term loans under the Term Loan Facility, enter into agreements restricting dividends or other distributions by subsidiaries to ServiceMaster; and

•                  in the case of the Revolving Credit Facility, make acquisitions, enter into agreements restricting our ability to incur liens securing the Revolving Credit Facility and change our business.

The Indenture also contains restrictive covenants that, among other things, limit our ability and the ability of our restricted subsidiaries to:

•                  incur additional indebtedness;

•                  repurchase certain indebtedness;

•                  pay dividends, redeem stock or make other distributions;

•                  make investments;

•                  create certain liens;

•                  transfer or sell assets;

•                  merge, consolidate or sell all or substantially all of our assets;

•                  create restrictions on the ability of our restricted subsidiaries to make payments to us;

•                  designate our subsidiaries as unrestricted subsidiaries; and

•                  enter into certain transactions with our affiliates.

The restrictions in the Indenture, the Credit Facilities and the instruments governing our other indebtedness may prevent us from taking actions that we believe would be in the best interest of our business and may make it difficult for us to execute our business strategy successfully or effectively compete with companies that are not similarly restricted. We may also incur future debt obligations that might subject us to additional restrictive covenants that could affect our financial and operational flexibility. We may be unable to refinance our indebtedness, at maturity or otherwise, on terms acceptable to us, or at all.

Our ability to comply with the covenants and restrictions contained in the Credit Facilities, the Indenture, and the instruments governing our other indebtedness may be affected by economic, financial and industry conditions beyond our control including credit or capital market disruptions. The breach of any of these covenants or restrictions could result in a default that would permit the applicable lenders or noteholders, as the case may be, to declare all amounts outstanding thereunder to be due and payable, together with accrued and unpaid interest. If we are unable to repay indebtedness, lenders having secured obligations, such as the lenders under the Credit Facilities, could proceed against the collateral securing the indebtedness. In any such case, we may be unable to borrow under the Credit Facilities and may not be able to repay the amounts due under the Credit Facilities or our other outstanding indebtedness, including the Notes. This could have serious consequences to our financial position and results of operations and could cause us to become bankrupt or insolvent.

The Notes are unsecured and effectively subordinated to the rights of our and the guarantors’ existing and future secured creditors to the extent of the value of our and our guarantors’ assets.

The Indenture permits us to incur a significant amount of secured indebtedness, including indebtedness under the Credit Facilities. Indebtedness under the Credit Facilities is secured by substantially all of the tangible and intangible assets of ServiceMaster and the guarantors under the Credit Facilities, subject to certain exceptions. The Notes are unsecured and therefore do not have the benefit of such collateral. Accordingly, the Notes are effectively subordinated to all such secured indebtedness. If an event of default occurs under the Credit Facilities, the senior secured lenders will have a prior right to our assets securing the Credit Facilities, to the exclusion of the holders of the Notes, even if we are in default under the Notes. In that event, our assets would first be used to repay indebtedness and other obligations secured by them (including amounts outstanding under the Credit Facilities), resulting in all or a portion of our assets being unavailable to satisfy the claims of the holders of the Notes and other unsecured indebtedness, including, without limitation, the 8% Notes. Therefore, in the event of any distribution or payment of our assets in any foreclosure, dissolution, winding-up, liquidation, reorganization or other bankruptcy proceeding, holders of Notes will participate in our remaining assets ratably with all holders of our unsecured indebtedness that is deemed to be of the same class as such Notes, and potentially with all of our other general creditors, based upon the respective amounts owed to each holder or creditor. Further, if the lenders foreclose and sell the pledged interests in any subsidiary guarantor under the Notes, then that guarantor will be released from its guarantee of the Notes automatically and immediately upon the sale. In any of the foregoing events, we cannot assure you that there will be sufficient assets to pay amounts due on the Notes. As a result, holders of Notes may receive less, ratably, than holders of secured indebtedness.

As of December 31, 2012, approximately $2.220 billion of our indebtedness was secured. We also have commitments for additional borrowings under the Revolving Credit Facility of $447.7 million through July 24, 2013, $324.2 million from July 25, 2013 through July 24, 2014 and $265.2 million from July 25, 2014 through January 31, 2017, all of which would be secured if borrowed.

The Notes are structurally subordinated to the debt of our non-guarantor subsidiaries.

The Notes are not guaranteed by any of our non-U.S. subsidiaries, any subsidiary subject to regulation as an insurance, home warranty, service contract or similar company, or certain other subsidiaries. Payments on the Notes are required to be made only by us and the subsidiary guarantors. Accordingly, claims of holders of the Notes will be structurally subordinated to the claims of creditors of these non-guarantor subsidiaries, including trade creditors. All obligations of our non-guarantor subsidiaries, including trade payables, will have to be satisfied before any of the assets of such subsidiaries would be available for distribution, upon liquidation or otherwise, to us or a guarantor of the Notes. Our subsidiaries that do not guarantee the Notes, including our non-U.S. subsidiaries and our subsidiaries subject to regulation as insurance, home warranty and service contract companies (including the

American Home Shield companies), represent a significant portion of our operations and assets. As of December 31, 2012, our non-guarantor subsidiaries had approximately $169.2 million of total debt and capital leases, excluding trade payables and other obligations, all of which would have been structurally senior to the Notes.

If the lenders under the Credit Facilities release the guarantors under the credit agreement, those guarantors will be released from their guarantees of the Notes.

The lenders under the Credit Facilities have the discretion to release the guarantees under the credit agreements. If a subsidiary guarantor is released from all of its obligations under the Credit Facilities or any other successor credit facility that may be then outstanding, then such subsidiary guarantor will automatically and unconditionally be released from its obligation under its guarantee of the Notes. See “Description of Notes—Subsidiary Guarantees.” You will not have a claim as a creditor against any subsidiary that is no longer a guarantor of the Notes, and the indebtedness and other liabilities, including trade payables, whether secured or unsecured, of those subsidiaries will effectively be senior to claims of noteholders.

If we or our subsidiaries default on our and their obligations to pay our and their indebtedness, we may not be able to make payments on the Notes.

Any default under the agreements governing our or our subsidiaries’ indebtedness, including a default under the Credit Facilities that is not waived by the required lenders, and the remedies sought by the holders of such indebtedness could make us unable to pay principal, premium, if any, and interest on the Notes when due and substantially decrease the market value of the Notes.

If we or our subsidiaries are unable to generate sufficient cash flow and are otherwise unable to obtain funds necessary to meet required payments of principal, premium, if any, and interest on our indebtedness, or if we or they otherwise fail to comply with the various covenants in the instruments governing our or their indebtedness (including covenants in the Credit Facilities and the Indenture), we or they could be in default under the terms of the agreements governing such indebtedness. In the event of such default, the holders of such indebtedness could elect to declare all the funds borrowed thereunder to be due and payable, together with accrued and unpaid interest, the lenders under the Credit Facilities could elect to terminate their commitments thereunder, cease making further loans and institute foreclosure proceedings against our assets, which could further result in a cross default or cross acceleration of our debt issued under other instruments, and we could be forced into bankruptcy or liquidation. If amounts outstanding under the Credit Facilities, the 8% Notes, our other outstanding debt securities or other debt of our subsidiaries are accelerated, all our subsidiaries’ debt and liabilities would be payable from our subsidiaries’ assets, prior to any distributions of our subsidiaries’ assets to pay interest and principal on the Notes, and we might not be able to repay or make any payments on the Notes.

We may be unable to raise funds necessary to finance the change of control repurchase offers required by the Indenture.

If we experience specified changes of control, we are required to make an offer to purchase all of the outstanding Notes (unless otherwise redeemed) at a price equal to 101 percent of the principal amount thereof plus accrued and unpaid interest, if any, to the date of purchase. The occurrence of specified events that would constitute a change of control will constitute a default under the Credit Facilities and would trigger an obligation to repay the 8% Notes. In addition, agreements governing our other indebtedness may limit or prohibit the purchase of the Notes by us in the event of a change of control, unless and until such time as the indebtedness under such agreements is repaid in full or we have made an offer to repay all such indebtedness and repaid in full all lenders who accept such an offer. As a result, following a change of control event, we may not be able to repurchase Notes unless we first repay all indebtedness outstanding under such agreements (or make an offer to do so and repay all lenders who accept such an offer), or obtain a waiver from the holders of such indebtedness to permit us to repurchase the Notes. We may be unable to repay all of that indebtedness or obtain a waiver of that type. Any requirement to offer to repurchase outstanding Notes may therefore require us to refinance our other outstanding debt, which we may not be able to do on commercially reasonable terms, if at all. In addition, our failure to purchase the Notes after a change of control in accordance with the terms of the Indenture would constitute an event of default under the Indenture, which in turn would result in a default under the Credit Facilities.

Our inability to repay the indebtedness under the Credit Facilities would also constitute an event of default under the Indenture, which could have materially adverse consequences to us and to the holders of the Notes. In the event of a change of control, we cannot assure you that we would have sufficient assets to satisfy all of our obligations under the Credit Facilities and our other outstanding indebtedness. Our future indebtedness may also require such indebtedness to be repurchased upon a change of control.

Certain corporate events may not trigger a change of control event, in which case we will not be required to redeem the Notes.

The Indenture permits us to engage in certain important corporate events, such as leveraged recapitalizations, that would increase indebtedness but would not constitute a “change of control.” If we effected a leveraged recapitalization or other such non-change of control transaction that resulted in an increase in indebtedness, our ability to make payments on the Notes would be adversely affected. However, we would not be required to redeem the Notes, and you might be required to continue to hold your Notes, despite our decreased ability to meet our obligations under the Notes.

The definition of “change of control” contained in the Indenture includes a disposition of all or substantially all of our assets. Although there is a limited body of case law interpreting the phrase “all or substantially all”, there is no precise established definition of the phrase under applicable law. Accordingly, in certain circumstances there may be a degree of uncertainty as to whether a particular transaction would involve a disposition of “all or substantially all” of our assets. As a result, it may be unclear as to whether a change of control has occurred and whether we are required to make an offer to repurchase the Notes.

Federal and state fraudulent transfer laws may permit a court to void the Notes and/or the guarantees, and if that occurs, you may not receive any payments on the Notes.

Federal and state fraudulent transfer and conveyance statutes may apply to the issuance of the Notes and the incurrence of the guarantees of the Notes. Under federal bankruptcy law and comparable provisions of state fraudulent transfer or conveyance laws, which may vary from state to state, the Notes or the guarantees thereof could be voided as a fraudulent transfer or conveyance if the Company or any of the guarantors, as applicable, (a) issued the Notes or incurred the guarantee with the intent of hindering, delaying or defrauding creditors or (b) received less than reasonably equivalent value or fair consideration in return for either issuing the Notes or incurring the guarantee and, in the case of (b) only, one of the following is also true at the time thereof:

•                  the Company or any of the guarantors, as applicable, were insolvent or rendered insolvent by reason of the issuance of the Notes or the incurrence of the guarantee;

•                  the issuance of the Notes or the incurrence of the guarantee left the Company or any of the guarantors, as applicable, with an unreasonably small amount of capital or assets to carry on its business; or

•                  the Company or any of the guarantors intended to, or believed that the Company or such guarantor would, incur debts beyond the Company’s or such guarantor’s ability to pay as they mature.

As a general matter, value is given for a transfer or an obligation if, in exchange for the transfer or obligation, property is transferred or a valid antecedent debt is satisfied. A court would likely find that a guarantor did not receive reasonably equivalent value or fair consideration for its guarantee to the extent such guarantor did not obtain a reasonably equivalent benefit from the issuance of the Notes.

We cannot be certain as to the standards a court would use to determine whether or not the Company or any of the guarantors were insolvent at the relevant time or, regardless of the standard that a court uses, whether the Notes or the guarantees would be subordinated to the Company’s or any of the guarantors’ other debt. In general, however, a court would deem an entity insolvent if:

•                  the sum of its debts, including contingent and unliquidated liabilities, was greater than the fair saleable value of all of its assets;

•                  the present fair saleable value of its assets was less than the amount that would be required to pay its probable liability on its existing debts, including contingent liabilities, as they become absolute and mature; or

•                  it could not pay its debts as they became due.

If a court were to find that the issuance of the Notes or the incurrence of a guarantee was a fraudulent transfer or conveyance, the court could void the payment obligations under the Notes or that guarantee, could subordinate the Notes or that guarantee to presently existing and future indebtedness of the Company or of the related guarantor or could require the holders of the Notes to repay any amounts received with respect to that guarantee. In the event of a finding that a fraudulent transfer or conveyance occurred, you may not receive any repayment on the Notes.

The Indenture contains a “savings clause” intended to limit each subsidiary guarantor’s liability under its guarantee to the maximum amount that it could incur without causing the guarantee to be a fraudulent transfer under applicable law. There can be no assurance that this provision will be upheld as intended.

Certain restrictive covenants in the Indenture will not apply during any time that such Notes achieve investment grade ratings.

Most of the restrictive covenants in the Indenture will not apply during any time that the Notes achieve investment grade ratings from Moody’s and S&P and no default or event of default has occurred. If these restrictive covenants cease to apply, we may take actions, such as incur additional debt or make certain dividends or distributions, which would otherwise be prohibited under the Indenture. Ratings are given by these rating agencies based upon analyses that include many subjective factors. The Notes may not achieve investment grade ratings, and the investment grade ratings, if granted, may not reflect all of the factors that would be important to holders of the Notes.

We cannot assure you that an active trading market will develop for the Notes.

We cannot give you any assurance as to the development or liquidity of any market for the Notes. We do not intend to apply for listing of the Notes on any securities exchange or for quotation of the Notes through any national securities association. Even if an active trading market for the Notes does develop, you may not be able to sell your Notes at a particular time, if at all, or you may not be able to obtain the price you desire for your Notes. Historically, the market for non-investment grade debt has been subject to disruptions that have caused substantial fluctuations in the price of securities. The trading price of the Notes will depend on many factors, including prevailing interest rates, the market for similar securities, our credit rating, the interest of securities dealers in making a market for the Notes, the price of any other securities we issue, and our performance, prospects, results of operations and financial position, as well as the performance of other companies in our industry. The liquidity of, and trading market for, the Notes may also be adversely affected by general declines in the market or by declines in the market for similar securities. Such declines may adversely affect such liquidity and trading markets independent of our financial performance and prospects.

A lowering or withdrawal of the ratings, outlook or watch assigned to our debt securities by rating agencies may increase our future borrowing costs and reduce our access to capital.

Our indebtedness currently has a non-investment grade rating, and any rating, outlook or watch assigned could be lowered or withdrawn entirely by a rating agency if, in that rating agency’s judgment, current or future circumstances relating to the basis of the rating, outlook or watch, such as adverse changes to our business, so warrant. Based on the financial performance of our businesses, including the 2012 revenue and operating results of TruGreen, and the outlook for future years, our credit ratings, outlook or watch could be negatively impacted. Any future lowering of our ratings, outlook or watch likely would make it more difficult or more expensive for us to obtain additional debt financing.

Risks Related to Not Participating in the Exchange Offer

You may have difficulty selling the Old Notes that you do not exchange.

If you do not exchange your Old Notes for the New Notes offered in the exchange offer, your Old Notes will continue to be subject to significant restrictions on transfer. Those transfer restrictions are described in the Indenture and arose because the Old Notes were originally issued under exemptions from the registration requirements of the Securities Act.

The Old Notes may not be offered, sold or otherwise transferred, except in compliance with the registration requirements of the Securities Act, pursuant to an exemption from registration under the Securities Act or in a transaction not subject to the registration requirements of the Securities Act, and in compliance with applicable state securities laws. The Company did not register the Old Notes under the Securities Act, and it does not intend to do so. If you do not exchange your Old Notes, your ability to sell those Notes will be significantly limited.

If a large number of outstanding Old Notes are exchanged for New Notes issued in the exchange offer, it may be more difficult for you to sell your unexchanged Old Notes due to the limited amounts of Old Notes that would remain outstanding following the exchange offer.

Risks Related to Our Relationship with the Equity Owners

We are indirectly owned and controlled by the equity owners, and their interests as equity holders may conflict with the interests of holders of our debt.

We are indirectly owned and controlled by the equity owners, who have the ability to control our policies and operations. The directors appointed by the equity owners are able to make decisions affecting our capital structure, including decisions to issue or repurchase capital stock, pay dividends and incur or repurchase debt, including the Notes. The interests of the equity owners may not in all cases be aligned with the interests of our other stakeholders, including the holders of the Notes. For example, if we encounter financial difficulties or are unable to pay our debts as they mature, the interests of our equity owners might conflict with the interests of holders of our debt, including the Notes. In addition, our equity owners may have an interest in pursuing acquisitions, divestitures, financings or other transactions that, in their judgment, could enhance their equity investments, even though such transactions might involve risks to our business or the holders of our debt, including the Notes. Furthermore, the equity owners may in the future own businesses that directly or indirectly compete with us. One or more of the equity owners also may pursue acquisition opportunities that may be complementary to our business, and as a result, those acquisition opportunities may not be available to us.

FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements and cautionary statements. Some of the forward-looking statements can be identified by the use of forward-looking terms such as “believes,” “expects,” “may,” “will,” “shall,” “should,” “would,” “could,” “seeks,” “aims,” “projects,” “is optimistic,” “intends,” “plans,” “estimates,” “anticipates” or other comparable terms. Forward-looking statements include, without limitation, all matters that are not historical facts. They appear in a number of places throughout this prospectus and include, without limitation, statements regarding our intentions, beliefs, assumptions or current expectations concerning, among other things, financial position; results of operations; cash flows; prospects; commodities trends; growth strategies or expectations; expanding our commercial services; expectations for American Home Shield’s and Merry Maids’ new operating systems, which are currently under development, and TruGreen’s new operating system, which is in the process of being deployed; capital expenditures and requirements, including for American Home Shield’s, TruGreen’s and Merry Maids’ new operating systems; estimates for phasing out certain IT services from IBM and projections for expenditures to IBM in 2013; plans for equipping TruGreen’s sales associates with handheld technology to make the sales process more efficient and effective; human resources, finance and other outsourcing and insourcing arrangements; customer retention; the continuation of acquisitions; fuel prices; impairment charges related to goodwill and intangible assets and assumptions and estimates used in performing impairment analyses, including discount rates and revenue and cash flow projections; estimates of future amortization expense for intangible assets; attraction and retention of key personnel, including attracting a new CEO; the impact of interest rate hedges and fuel swaps; the cost savings from restructurings and reorganizations and expected charges related to such restructurings and reorganizations; the impact on the amount of unrecognized tax benefits resulting from pending tax settlements and expiration of statutes of limitations; the valuation of marketable securities; estimates of accruals for self-insured claims related to workers’ compensation, auto and general liability risks; estimates of accruals for home warranty claims; estimates of future payments under operating and capital leases; the outcome (by judgment or settlement) and costs of legal or administrative proceedings, including, without limitation, collective, representative or class action litigation; continuation of tuck-in acquisitions; potential indemnification claims associated with the TruGreen LandCare disposition; and the impact of prevailing economic conditions.

Forward-looking statements are subject to known and unknown risks and uncertainties, many of which may be beyond our control. We caution you that forward-looking statements are not guarantees of future performance or outcomes and that actual performance and outcomes, including, without limitation, our actual results of operations, financial condition and liquidity, and the development of the market segments in which we operate, may differ materially from those made in or suggested by the forward-looking statements contained in this prospectus. In addition, even if our results of operations, financial condition and cash flows, and the development of the market segments in which we operate, are consistent with the forward-looking statements contained in this prospectus, those results or developments may not be indicative of results or developments in subsequent periods. A number of important factors, including, without limitation, the risks and uncertainties discussed in “Risk Factors” in this prospectus and the company’s annual and quarterly reports filed with the SEC, could cause actual results and outcomes to differ materially from those reflected in the forward-looking statements. Additional factors that could cause actual results and outcomes to differ from those reflected in forward-looking statements include, without limitation:

•                  the effects of our substantial indebtedness and the limitations contained in the agreements governing such indebtedness;

•                  our ability to generate the significant amount of cash needed to fund our operations and service our debt obligations, among other things;

•                  changes in interest rates, because a significant portion of our indebtedness bears interest at variable rates;

•                  changes in the discount rates, revenue growth, cash flow growth rates or other assumptions used by the Company in its assessment for impairment of goodwill and intangible assets and adverse economic conditions or other factors that would result in significant impairment charges to our goodwill and/or intangible assets;

•                  our ability to secure sources of financing or other funding to allow for leasing of commercial vehicles, primarily for Terminix and TruGreen;

•                  our ability to successfully implement our strategy for TruGreen, including the redesign of TruGreen’s product mix and the re-balancing of its sales mix and marketing program and the deployment of TruGreen’s new mobility technology;

•                  changes in the source and intensity of competition in our market segments;

•                  our ability to attract and retain key personnel, including attracting a new CEO;

•                  weather conditions, including, without limitation, potential impacts, if any, from climate change, known and unknown, and seasonality factors that affect the demand for, or our ability to provide, our services and the cost and quantity of our claims and services;

•                  higher commodity prices and lack of availability thereof, including, without limitation, fuel and chemicals (primarily at Terminix and TruGreen), which could impact our ability to provide our services and the profitability of our brands;

•                  increases in operating costs, such as higher insurance premiums, self-insurance costs, labor expense and compensation and benefits costs, including, without limitation, costs related to the comprehensive health care reform law enacted in the first quarter of 2010;

•                  associate retention and labor shortages, changes in employment and wage and hour laws and regulations, such as equal pay initiatives, additional anti-discrimination rules or tests and different interpretations of exemptions from overtime laws;

•                  epidemics, pandemics or other public health concerns or crises that could affect the demand for, or our ability to provide, our services, resulting in a reduction in operating revenue;

•                  a continuation or change in general economic, financial and credit conditions in the United States and elsewhere (for example, any adverse developments in the global credit and financial markets due to the ongoing European financial and economic crisis and the United States debt ceiling, deficit and budget issues), especially as such may affect home sales, consumer or business liquidity, bank failures, consumer or commercial confidence or spending levels including as a result of inflation or deflation, unemployment, interest rate fluctuations, changes in discount rates, mortgage foreclosures and subprime credit dislocations;

•                  a failure of any insurance company that provides insurance or reinsurance to us or of third-party contract partners, including counterparties to our fuel and interest rate swaps;

•                  changes in our services or products;

•                  existing and future governmental regulation and the enforcement thereof, including, without limitation, regulation relating to the environment, including the Federal Trade Commission rules on green marketing; restricting or banning of telemarketing; door-to-door solicitation; direct mail or other marketing activities; Terminix’s termite inspection and protection plan; chemicals used in our businesses; regulations impacting contractual provisions requiring arbitration or automatic renewals of contracts; or other legislation, regulation or interpretations impacting our business;

•                  laws and regulations relating to financial reform and the use of derivative instruments and any new regulations or changes in existing regulations promulgated by the U.S. Consumer Financial Protection Bureau;

•                  the success of, and costs associated with, restructuring initiatives;

•                  the number, type, outcomes (by judgment or settlement) and costs of legal, regulatory (for example, relating to the Real Estate Settlement Procedures Act) or administrative proceedings, including, without limitation, collective, representative or class action litigation, and changes in the law regarding arbitration and conduct of collective, representative and class action litigation;

•                  labor organizing activities at our subsidiaries or our franchisees and new regulations or changes in existing regulations and procedures by the National Labor Relations Board, including those that may affect our associates, such as our arbitration and other policies;

•                  risk of liabilities being passed through from our franchisees and licensees;

•                  risks associated with acquisitions or other strategic transactions, including, without limitation, acquired liabilities, retaining customers from businesses acquired, achieving expected synergies from acquired businesses and difficulties in integrating acquired businesses or implementing strategic transactions generally, in addition to risks associated with international acquisition transactions or joint ventures;

•                  risks associated with dispositions, for example, post-closing claims being made against us, post-closing purchase price adjustments (including, without limitation, items related to working capital), disruption to our other businesses during the disposition process or thereafter; credit risks associated with any buyer of such disposed businesses and our ability to collect funds due from any such buyer related to seller financings, licensing arrangements, transition services arrangements or surety bond guarantees;

•                  constraints associated with non-compete agreements or other restrictive covenants entered into by the Company, including, without limitation, in connection with business dispositions or strategic contracts, some or all of which may restrict our ability to conduct business in particular market segments or compete in particular geographic regions;

•                  risks associated with budget deficits at federal, state and local levels resulting from economic conditions, which could result in federal, state and local governments decreasing their purchasing of our products or services and/or increasing taxes or other fees on businesses, including ServiceMaster, to generate more tax revenues, which could negatively impact spending by commercial customers and municipalities on our services;

•                  regulations imposed by several states related to our home warranty and insurance subsidiaries, including those limiting the amount of funds that can be paid to the Company by its subsidiaries;

•                  changes in claims trends in our medical plan and our automobile, general liability and workers’ compensation program;

•                  significant disruptions, terminations or substandard performance of our outsourced services, including possible breaches by third-party vendors of their agreements with us;

•                  the cost, timing, structuring or results of our business process outsourcing (and insourcing), including, without limitation, any current or future outsourcing (or insourcing) or restructuring of all or portions of our information technology, call center, certain human resource functions and other corporate functions, and risks associated with such outsourcing (or insourcing) or restructuring or transitioning from outsourcing providers to insourcing;

•                  costs and timing of implementation of upgrades to our information technology systems, including the completion of American Home Shield’s, TruGreen’s and Merry Maids’ new operating systems (certain aspects of which are related to customer relationship management and mobility technology) and the information technology initiatives for our human resources and other corporate functions, which are intended to: enhance customer service; protect against theft of customer and corporate sensitive information; comply with industry standards; and minimize disruptions in the Company’s operations and centers of excellence; and

•                  other factors described in this prospectus and from time to time in documents that we file with the SEC.

Other risks, uncertainties and factors, including those discussed under “Risk Factors,” could cause our actual results to differ materially from those projected in any forward-looking statements we make. You should read carefully the factors described in the “Risk Factors” section of this prospectus to better understand the risks and uncertainties inherent in our business and underlying any forward-looking statements.

We assume no obligation to update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future. Comparisons of results for current and any prior periods are not intended to express any future trends or indications of future performance, unless expressed as such, and should only be viewed as historical data.

THE EXCHANGE OFFER

Pursuant to the Registration Rights Agreement, we agreed to prepare and file with the SEC a registration statement on an appropriate form under the Securities Act with respect to a proposed offer to the holders of the Old Notes to issue and deliver to such holders of Old Notes, in exchange for their Old Notes, a like aggregate principal amount of New Notes that are identical in all material respects to the Old Notes, except for provisions relating to registration rights and the transfer restrictions relating to the Old Notes, and except for certain related differences described below. See “Exchange Offer; Registration Rights.”

Terms of the Exchange Offer; Period for Tendering Old Notes

This prospectus and the accompanying letter of transmittal contain the terms and conditions of the exchange offer. Upon the terms and subject to the conditions included in this prospectus and in the accompanying letter of transmittal, which together constitute the exchange offer, we will accept for exchange Old Notes which are properly tendered on or prior to the Expiration Date, unless you have previously withdrawn them.

When you tender Old Notes as provided below, our acceptance of the Old Notes will constitute a binding agreement between you and us upon the terms and subject to the conditions in this prospectus and in the accompanying letter of transmittal. In tendering Old Notes, you should also note the following important information:

•                  You may only tender Old Notes in minimum denominations of $2,000 and any integral multiple of $1,000 in excess thereof.

•                  We will keep the exchange offer open for not less than 20 business days, or longer if required by applicable law, after the date on which notice of the exchange offer is mailed to holders of the Old Notes. We are sending this prospectus, together with the letter of transmittal, on or about the date of this prospectus, to all of the registered holders of Old Notes at their addresses listed in the Trustee’s security register with respect to the Old Notes.

•                  The exchange offer expires at 5:00 p.m., New York City time, on May 16, 2013; provided, however, that we, in our sole discretion, may extend the period of time for which the exchange offer is open.

•                  As of the date of this prospectus, $750.0 million aggregate principal amount of Old Notes was outstanding. The exchange offer is not conditioned upon any minimum principal amount of Old Notes being tendered.

•                  Our obligation to accept Old Notes for exchange in the exchange offer is subject to the conditions described under “—Conditions to the Exchange Offer.”

•                  We expressly reserve the right, at any time, to extend the period of time during which the exchange offer is open, and thereby delay acceptance of any Old Notes, by giving oral or written notice of an extension to the Exchange Agent and notice of that extension to the holders of Notes as described below. During any extension, all Old Notes previously tendered will remain subject to the exchange offer unless withdrawal rights are exercised as described under “—Withdrawal Rights.” Any Old Notes not accepted for exchange for any reason will be returned without expense to the tendering holder of Notes promptly after the expiration or termination of the exchange offer.

•                  We expressly reserve the right to amend or terminate the exchange offer, and not to accept for exchange any Old Notes that we have not yet accepted for exchange, at any time prior to the Expiration Date. If we make a material change to the terms of the exchange offer, including the waiver of a material condition, we will, to the extent required by law, disseminate additional offer materials and extend the period of time for which the exchange offer is open so that at least five business days remain in the exchange offer following notice of a material change.

•                  We will give oral or written notice of any extension, amendment, termination or non-acceptance described above to holders of the Old Notes as promptly as practicable. If we extend the Expiration Date, we will give notice by means of a press release or other public announcement no later than 9:00 a.m., New York City time, on the business day after the previously scheduled Expiration Date. Without limiting the manner in which we may choose to make any public announcement and subject to applicable law, we will have no obligation to publish, advertise or otherwise communicate any public announcement other than by issuing a release to an appropriate news agency. Such announcement may state that we are extending the exchange offer for a specified period of time.

•                  Holders of Old Notes do not have any appraisal or dissenters’ rights in connection with the exchange offer.

•                  Old Notes which are not tendered for exchange, or are tendered but not accepted, in connection with the exchange offer will remain outstanding and be entitled to the benefits of the Indenture, but will not be entitled to any further registration rights under the Registration Rights Agreement.

•                  We intend to conduct the exchange offer in accordance with the applicable requirements of the Exchange Act and the rules and regulations of the SEC thereunder.

•                  By executing, or otherwise becoming bound by, the letter of transmittal, you will be making to us the representations described under “—Resale of the New Notes.”

Important rules concerning the exchange offer

You should note the following important rules concerning the exchange offer:

•                  All questions as to the validity, form, eligibility, time of receipt and acceptance of Old Notes tendered for exchange will be determined by us in our sole discretion, which determination shall be final and binding.

•                  We reserve the absolute right to reject any and all tenders of any particular Old Notes not properly tendered or to not accept any particular Old Notes if such acceptance might, in our judgment or the judgment of our counsel, be unlawful.

•                  We also reserve the absolute right to waive any defects or irregularities or conditions of the exchange offer as to any particular Old Notes either before or after the Expiration Date, including the right to waive the ineligibility of any holder who seeks to tender Old Notes in the exchange offer. Unless we agree to waive any defect or irregularity in connection with the tender of Old Notes for exchange, you must cure any defect or irregularity within any reasonable period of time as we shall determine.

•                  Our interpretation of the terms and conditions of the exchange offer as to any particular Old Notes either before or after the Expiration Date shall be final and binding on all parties. Neither we, the Exchange Agent nor any other person shall be under any duty to notify you of any defect or irregularity with respect to any tender of Old Notes for exchange, nor shall any of them incur any liability for failing to so notify you.

Procedures for Tendering Old Notes

What to submit and how

If you, as a holder of any Old Notes, wish to tender your Old Notes for exchange in the exchange offer, you must, except as described under “—Guaranteed Delivery Procedures,” transmit the following on or prior to the Expiration Date to the Exchange Agent:

(1)           if Old Notes are tendered in accordance with the book-entry procedures described under “—Book-Entry Transfer,” an Agent’s Message, as defined below, transmitted through DTC’s ATOP, or (2) a properly completed and duly executed letter of transmittal, or a facsimile copy thereof, to the Exchange Agent at the address set forth below under “—Exchange Agent,” including all other documents required by the letter of transmittal.

In addition,

(1)           a timely confirmation of a book-entry transfer of Old Notes into the Exchange Agent’s account at DTC using the procedure for book-entry transfer described under “—Book-Entry Transfer” (a “Book- Entry Confirmation”), along with an Agent’s Message, must be actually received by the Exchange Agent prior to the Expiration Date, or

(2)           certificates for Old Notes must be actually received by the Exchange Agent along with the letter of transmittal on or prior to the Expiration Date, or

(3)           you must comply with the guaranteed delivery procedures described below.

The term “Agent’s Message” means a message, transmitted through ATOP by DTC to, and received by, the Exchange Agent and forming a part of a Book-Entry Confirmation, that states that DTC has received an express acknowledgement that the tendering holder has received and agrees to be bound by the letter of transmittal or, in the case of an Agent’s Message relating to guaranteed delivery, that such holder has received and further agrees to be bound by the notice of guaranteed delivery, and that we may enforce the letter of transmittal, and the notice of guaranteed delivery, as the case may be, against such holder.

The method of delivery of Old Notes, letters of transmittal, notices of guaranteed delivery and all other required documentation, including delivery of Old Notes through DTC and transmission of Agent’s Messages through DTC’s ATOP, is at your election and risk. Delivery will be deemed made only when all required documentation is actually received by the Exchange Agent. Delivery of documents or instructions to DTC does not constitute delivery to the Exchange Agent. If delivery is by mail, we recommend that registered mail, properly insured, with return receipt requested, be used. In all cases, sufficient time should be allowed to assure timely delivery to the Exchange Agent. Holders tendering Old Notes or transmitting Agent’s Messages through DTC’s ATOP must allow sufficient time for completion of ATOP procedures during DTC’s normal business hours. No Old Notes, Agent’s Messages, letters of transmittal, notices of guaranteed delivery or any other required documentation should be sent to us.

How to sign your letter of transmittal and other documents

Signatures on a letter of transmittal or a notice of withdrawal, as the case may be, must be guaranteed unless the Old Notes being surrendered for exchange are tendered:

(1)           by a registered holder of the Old Notes who has not completed the box entitled “Special Issuance Instructions” or “Special Delivery Instructions” on the letter of transmittal, or

(2)           for the account of an “eligible guarantor” institution within the meaning of Rule 17Ad-15 under the Exchange Act, or a commercial bank or trust company having an office or correspondent in the United States that is a member in good standing of a medallion program recognized by the Securities Transfer Association Inc., including the Securities Transfer Agents Medallion Program (“STAMP”), the Stock Exchanges Medallion Program (“SEMP”) and the New York Stock Exchange Medallion Signature Program (“MSP”) (each, an “Eligible Institution”).

If signatures on a letter of transmittal or a notice of withdrawal, as the case may be, are required to be guaranteed, the guarantees must be by an Eligible Institution.

If the letter of transmittal is signed by a person or persons other than the registered holder or holders of Old Notes, the Old Notes must be endorsed or accompanied by appropriate powers of attorney, in either case signed exactly as the name or names of the registered holder or holders appear on the Old Notes and with the signatures guaranteed.

If the letter of transmittal or any Old Notes or powers of attorney are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers or corporations or others acting in a fiduciary or representative capacity, the person should so indicate when signing and, unless waived by us, proper evidence satisfactory to us of such person’s authority to so act must be submitted.

Acceptance of Old Notes for Exchange; Delivery of New Notes

Once all of the conditions to the exchange offer are satisfied or waived, we will accept all Old Notes properly tendered and not properly withdrawn, and will issue the New Notes promptly after The Expiration Date. See “—Conditions to the Exchange Offer” below. For purposes of the exchange offer, our giving of oral or written notice of acceptance to the Exchange Agent will be considered our acceptance of the tendered Old Notes.

In all cases, we will issue New Notes in exchange for Old Notes that are accepted for exchange only after timely receipt by the Exchange Agent of:

•                  a Book-Entry Confirmation or Old Notes in proper form for transfer,

•                  a properly transmitted Agent’s Message or a properly completed and duly executed letter of transmittal, and

•                  all other required documentation.

If we do not accept any tendered Old Notes for any reason included in the terms and conditions of the exchange offer, if you submit certificates representing Old Notes in a greater principal amount than you wish to exchange or if you properly withdraw tendered Old Notes in accordance with the procedures described under “—Withdrawal Rights,” we will return any unaccepted, non-exchanged or properly withdrawn Old Notes, as the case may be, without expense to the tendering holder. In the case of Old Notes tendered by book-entry transfer into the Exchange Agent’s account at DTC using the book-entry transfer procedures described below, unaccepted, non-exchanged or properly withdrawn Old Notes will be credited to an account maintained with DTC. We will return the Old Notes or have them credited to the DTC account, as applicable, promptly after the expiration or termination of the exchange offer.

Book-Entry Transfer

The Exchange Agent will make a request to establish an account with respect to the Old Notes at DTC for purposes of the exchange offer promptly after the date of this prospectus. Any financial institution that is a participant in DTC’s systems, including Euroclear Bank, S.A./N.V., as operator of the Euroclear System (“Euroclear”), or Clearstream Banking, société anonyme (“Clearstream”) may make book-entry delivery of Old Notes by causing DTC to transfer Old Notes into the Exchange Agent’s account at DTC in accordance with DTC’s ATOP procedures for transfer. However, the exchange for the Old Notes so tendered will only be made after timely confirmation of book-entry transfer of Old Notes into the Exchange Agent’s account, and timely receipt by the Exchange Agent of an Agent’s Message and all other documents required by the letter of transmittal. Only participants in DTC may deliver Old Notes by book-entry transfer.

Although delivery of Old Notes may be effected through book-entry transfer into the Exchange Agent’s account at DTC, the letter of transmittal, or a facsimile copy thereof, properly completed and duly executed, with any required signature guarantees, or an Agent’s Message, with all other required documentation, must in any case be transmitted to and received by the Exchange Agent at its address listed under “—Exchange Agent” on or prior to the Expiration Date, or you must comply with the guaranteed delivery procedures described below under “—Guaranteed Delivery Procedures.”

If your Old Notes are held through DTC, you must complete the accompanying form called “Instructions to Registered Holder and/or Book-Entry Participant,” which will instruct the DTC participant through whom you hold your Old Notes of your intention to tender your Old Notes or not tender your Old Notes. Please note that delivery of documents or instructions to DTC does not constitute delivery to the Exchange Agent and we will not be able to accept your tender of Old Notes until the Exchange Agent actually receives from DTC the information and documentation described under “—Acceptance of Old Notes for Exchange; Delivery of New Notes.”

Guaranteed Delivery Procedures

If you are a registered holder of Old Notes and you want to tender your Old Notes but the procedure for book-entry transfer cannot be completed prior to the Expiration Date, your Old Notes are not immediately available or time will not permit your Old Notes to reach the Exchange Agent before the Expiration Date, a tender may be effected if:

•                  the tender is made through an Eligible Institution, as defined above,

•                  prior to the Expiration Date, the Exchange Agent receives from such Eligible Institution, by facsimile transmission, mail or hand delivery, a properly completed and duly executed notice of guaranteed delivery, substantially in the form provided by us, or an Agent’s Message with respect to guaranteed delivery in lieu thereof, in either case stating:

•                  the name and address of the holder of Old Notes,

•                  the amount of Old Notes tendered,

•                  that the tender is being made by delivering such notice and guaranteeing that, within three New York Stock Exchange trading days after the Expiration Date, a Book-Entry Confirmation or the certificates for all physically tendered Old Notes, in proper form for transfer, together with either an appropriate Agent’s Message or a properly completed and duly executed letter of transmittal in lieu thereof, and all other required documentation, will be deposited by that Eligible Institution with the Exchange Agent, and

•                  a Book-Entry Confirmation or the certificates for all physically tendered Old Notes, in proper form for transfer, together with either an appropriate Agent’s Message or a properly completed and duly executed letter of transmittal in lieu thereof, and all other required documentation, are received by the Exchange Agent within three New York Stock Exchange trading days after the Expiration Date.

Withdrawal Rights

You can withdraw your tender of Old Notes at any time on or prior to 5:00 p.m., New York City time, on the Expiration Date.

For a withdrawal to be effective, a written notice of withdrawal must be actually received by the Exchange Agent prior to such time, properly transmitted either through DTC’s ATOP or to the Exchange Agent at the address listed below under “—Exchange Agent.” Any notice of withdrawal must:

•                  specify the name of the person having tendered the Old Notes to be withdrawn;

•                  identify the Old Notes to be withdrawn;

•                  specify the principal amount of the Old Notes to be withdrawn;

•                  contain a statement that the tendering holder is withdrawing its election to have such Notes exchanged for New Notes;

•                  except in the case of a notice of withdrawal transmitted through DTC’s ATOP system, be signed by the holder in the same manner as the original signature on the letter of transmittal by which the Old Notes were tendered, including any required signature guarantees, or be accompanied by documents of transfer to have the Trustee with respect to the Old Notes register the transfer of the Old Notes in the name of the person withdrawing the tender;

•                  if certificates for Old Notes have been delivered to the Exchange Agent, specify the name in which the Old Notes are registered, if different from that of the withdrawing holder;

•                  if certificates for Old Notes have been delivered or otherwise identified to the Exchange Agent, then, prior to the release of those certificates, specify the serial numbers of the particular certificates to be withdrawn, and, except in the case of a notice of withdrawal transmitted through DTC’s ATOP system, include a notice of withdrawal signed in the same manner as the letter of transmittal by which the Old Notes were tendered, including any required signature guarantees; and

•                  if Old Notes have been tendered using the procedure for book-entry transfer described above, specify the name and number of the account at DTC from which the Old Notes were tendered and the name and number of the account at DTC to be credited with the withdrawn Old Notes, and otherwise comply with the procedures of DTC.

Please note that all questions as to the validity, form, eligibility and time of receipt of notices of withdrawal will be determined by us, and our determination shall be final and binding on all parties. Any Old Notes so withdrawn will be considered not to have been validly tendered for exchange for purposes of the exchange offer. New Notes will not be issued in exchange for such withdrawn Old Notes unless the Old Notes so withdrawn are validly re-tendered.

If you have properly withdrawn Old Notes and wish to re-tender them, you may do so by following one of the procedures described under “—Procedures for Tendering Old Notes” above at any time on or prior to the Expiration Date.

Conditions to the Exchange Offer

Notwithstanding any other provisions of the exchange offer, we will not be required to accept for exchange, or to issue New Notes in exchange for, any Old Notes and may terminate or amend the exchange offer, if we determine in our reasonable judgment at any time before the Expiration Date that the exchange offer would violate applicable law or any applicable interpretation of the staff of the SEC.

The foregoing conditions are for our sole benefit and may be waived by us regardless of the circumstances giving rise to that condition. Our failure at any time to exercise the foregoing rights shall not be considered a waiver by us of that right. The rights described in the prior paragraph are ongoing rights which we may assert at any time and from time to time.

In addition, we will not accept for exchange any Old Notes tendered, and no New Notes will be issued in exchange for any such Old Notes, if at any time any stop order is threatened or in effect with respect to the Registration Statement of which this prospectus constitutes a part or the qualification of the Indenture under the Trust Indenture Act.

We reserve the right to terminate or amend the exchange offer at any time prior to the Expiration Date upon the occurrence of any of the foregoing events.

Exchange Agent

Wilmington Trust, National Association has been appointed as the Exchange Agent for the exchange offer. All executed letters of transmittal, notices of guaranteed delivery, notices of withdrawal and any other required documentation should be directed to the Exchange Agent at the address set forth below. Requests for additional copies of this prospectus or of the letter of transmittal and requests for notices of guaranteed delivery should be directed to the Exchange Agent, addressed as follows:

Deliver To:

By mail, hand or overnight courier:	By facsimile:	For information or confirmation by telephone:

Wilmington Trust, National Association c/o Wilmington Trust Company Corporate Capital Markets Rodney Square North 1100 North Market Street Wilmington, Delaware 19890-1626	(302) 636-4139	Sam Hamed (302) 636-6181

Delivery to an address other than the address of the Exchange Agent as listed above or transmission of instructions via facsimile other than as listed above does not constitute a valid delivery.

Fees and Expenses

The principal solicitation is being made by mail; however, additional solicitation may be made by telephone or in person by our officers, regular employees and affiliates. We will not pay any additional compensation to any of our officers and employees who engage in soliciting tenders. We will not make any payment to brokers, dealers or others soliciting acceptances of the exchange offer. However, we will pay the Exchange Agent reasonable and customary fees (including attorney fees and expenses) for its services and will reimburse it for its reasonable out-of-pocket expenses in connection with the exchange offer.

The estimated cash expenses to be incurred in connection with the exchange offer, including legal, accounting, SEC filing, printing and Exchange Agent expenses, will be paid by us and are estimated in the aggregate to be approximately $500,000.

Transfer Taxes

Holders who tender their Old Notes for exchange will not be obligated to pay any transfer taxes in connection therewith, except that holders who instruct us to register New Notes in the name of, or request that Old Notes not tendered or not accepted in the exchange offer be returned to, a person other than the registered tendering holder will be responsible for the payment of any applicable transfer tax.

Resale of the New Notes

Under existing interpretations of the staff of the SEC contained in several no-action letters to third parties, the New Notes would in general be freely transferable by holders thereof (other than affiliates of us) after the exchange offer without further registration under the Securities Act (subject to certain representations required to be made by each holder of Old Notes participating in the exchange offer, as set forth below). The relevant no-action letters include the Exxon Capital Holdings Corporation letter, which was made available by the SEC on May 13, 1988, the Morgan Stanley & Co. Incorporated letter, which was made available by the SEC on June 5, 1991, the K-111 Communications Corporation letter, which was made available by the SEC on May 14, 1993, and the Shearman & Sterling letter, which was made available by the SEC on July 2, 1993.

However, any purchaser of Old Notes who is an “affiliate” of ours or who intends to participate in the exchange offer for the purpose of distributing the New Notes:

•                  will not be able to rely on such SEC interpretation;

•                  will not be able to tender its Old Notes in the exchange offer; and

•                  must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any sale or transfer of Old Notes unless such sale or transfer is made pursuant to an exemption from those requirements.

By executing, or otherwise becoming bound by, the letter of transmittal, you will represent to us that:

•                  any New Notes to be received by you will be acquired in the ordinary course of business;

•                  you have no arrangements or understandings with any person to participate in the distribution of the Old Notes or New Notes within the meaning of the Securities Act; and

•                  you are not our “affiliate” within the meaning of Rule 405 under the Securities Act;

•                  if you are a broker-dealer, you will receive the New Notes for your own account in exchange for the Old Notes acquired as a result of market-making activities or other trading activities and that you will deliver a prospectus in connection with any resale of New Notes (see “Plan of Distribution”);

•                  if you are not a broker-dealer, you are not engaged in and do not intend to engage in the distribution of the New Notes; and

•                  you are not acting on behalf of any person that could not truthfully make any of the foregoing representations contained in this paragraph.

We have not sought, and do not intend to seek, a no-action letter from the SEC with respect to the effects of the exchange offer, and there can be no assurance that the SEC staff would make a similar determination with respect to the New Notes as it has made in previous no-action letters.

In addition, in connection with any resales of those Old Notes, each participating broker-dealer receiving New Notes for its own account in exchange for Old Notes, where such Old Notes were acquired by such exchanging dealer as a result of market-making activities or other trading activities, must represent that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such New Notes. We have agreed that for a period of up to 90 days after the exchange offer is consummated, we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale. See “Plan of Distribution.”

The SEC has taken the position in the Shearman & Sterling no-action letter, which it made available on July 2, 1993, that broker-dealers may fulfill their prospectus delivery requirements with respect to the New Notes, other than a resale of an unsold allotment from the original sale of the Old Notes, by delivery of the prospectus contained in the exchange offer registration statement.

USE OF PROCEEDS

The exchange offer is intended to satisfy our obligations under the Registration Rights Agreements we entered into in connection with the private offering of the Old Notes. We will not receive any cash proceeds from the issuance of the New Notes under the exchange offer. In consideration for issuing the New Notes as contemplated by this prospectus, we will receive Old Notes in like principal amounts, the terms of which are identical in all material respects to the New Notes, subject to limited exceptions. Old Notes surrendered in exchange for New Notes will be retired and canceled and cannot be reissued. Accordingly, the issuance of the New Notes will not result in any increase in our indebtedness.

SELECTED HISTORICAL FINANCIAL DATA

The selected historical financial data as of December 31, 2012 and 2011 and for the years ended December 31, 2012, 2011 and 2010 set forth below are derived from our audited consolidated financial statements and related notes included elsewhere in this prospectus. The selected historical financial data as of December 31, 2010, as of and for the year ended December 31, 2009 and as of December 31, 2008 are derived from our audited consolidated financial statements and related notes not included in this prospectus. The historical financial data are qualified in their entirety by, and should be read in conjunction with, our consolidated financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

	Year Ended December 31,
(In thousands)	2012	2011	2010	2009	2008
Operating Results:
Operating revenue	$3,193,281	$3,205,872	$3,127,394	$2,977,885	$2,995,126
Operating (loss) income(1)	(532,762)	375,460	306,692	243,834	187,562
Percentage of operating revenue	(16.7)%	11.7%	9.8%	8.2%	6.3%
Non-operating expense(2)	294,615	263,711	278,308	246,896	357,796
(Benefit) provision for income taxes(1)(3)	(114,260)	43,912	10,945	(9,204)	(50,753)
Equity in losses of joint venture	(226)	—	—	—	—
(Loss) Income from continuing operations(1)(2)(3)	(713,343)	67,837	17,439	6,142	(119,481)
(Loss) income from discontinued operations, net of income taxes(4)	(200)	(27,016)	(31,998)	7,353	(6,918)
Net (loss) income(1)(2)(3)(4)	$(713,543)	$40,821	$(14,559)	$13,495	$(126,399)
Financial Position:
Total assets	$6,410,914	$7,146,823	$7,098,090	$7,146,389	$7,493,627
Total liabilities	$5,856,264	$5,898,904	$5,910,563	$5,960,058	$6,361,268
Total long-term debt outstanding	$3,961,253	$3,875,870	$3,948,487	$3,974,944	$4,266,092
Total shareholder’s equity(1)(2)(3)(4)	$554,650	$1,247,919	$1,187,527	$1,186,331	$1,132,359

(1)              In 2012, the Company recorded pre-tax non-cash impairment charges of $790.2 million and $118.7 million to reduce the carrying value of TruGreen’s goodwill and the TruGreen trade name, respectively, as a result of the Company’s interim impairment testing of goodwill and indefinite-lived intangible assets. See Note 1 to our consolidated financial statements included elsewhere in this prospectus for further details.

In 2011, 2009 and 2008, the Company recorded pre-tax non-cash impairment charges of $36.7 million, $26.6 million and $58.7 million, respectively, to reduce the carrying value of trade names as a result of the Company’s annual impairment testing of goodwill and indefinite-lived intangible assets. These charges are included in the results of continuing operations. There were no similar impairment charges included in continuing operations in 2010. See Note 1 to our consolidated financial statements included elsewhere in this prospectus for further details.

The 2012, 2011 and 2010 results include restructuring charges of $18.2 million, $8.2 million and $11.4 million, respectively, as described in Note 8 to our consolidated financial statements included elsewhere in this prospectus.

The 2009 results include restructuring charges of $26.7 million. These charges included lease termination and severance costs related to a branch optimization project at Terminix; consulting fees, severance, lease termination and other costs related to the reorganization of field leadership and a restructuring of branch operations at TruGreen; transition fees, employee retention and severance costs and consulting and other costs related to the information technology outsourcing initiative; adjustments to lease termination reserves, employee retention and severance costs and consulting and other costs related to prior restructuring initiatives; and severance, retention, legal fees and other costs associated with the Merger.

The 2008 results include restructuring charges of $12.2 million. These charges included transition fees, employee severance and retention costs, consulting and other costs related to the information technology outsourcing initiative; adjustments to lease termination reserves, employee retention and severance costs, consulting and other costs related to prior restructuring initiatives; and severance, retention, legal fees and other costs associated with the Merger.

(2)              The 2012 results include a $55.6 million ($35.4 million, net of tax) loss on extinguishment of debt related to the redemption of the remaining $996 million aggregate principal amount of the Company’s 10.75% senior notes maturing in 2015 (the “2015 Notes”) and repayment of $276 million of outstanding borrowings under the Term Facilities.

The 2009 results include a $46.1 million ($29.6 million, net of tax) gain on extinguishment of debt related to the completion of open market purchases of $89.0 million in face value of the Company’s 2015 Notes.

(3)              In 2009, the Company recorded a reduction in income tax expense of $15.2 million related to changes in state tax rates used to measure deferred taxes. In 2008, the Company recorded a reduction in income tax benefit of $8.3 million resulting from the establishment of a valuation allowance related to certain deferred tax assets for which the realization in future years was not more likely than not.

(4)              In 2011, in conjunction with the decision to dispose of TruGreen LandCare, a pre-tax non-cash impairment charge of $34.2 million was recorded to reduce the carrying value of TruGreen LandCare’s assets to their estimated fair value less cost to sell in accordance with applicable accounting standards. Upon completion of the sale of TruGreen LandCare in 2011, the Company recorded a pre-tax loss on sale of $6.2 million. In 2012, upon finalization of certain post-closing adjustments and disputes, the Company recorded an additional $1.3 million loss. In 2010, 2009 and 2008, the Company recorded pre-tax non-cash impairment charges associated with the goodwill and trade name at its TruGreen LandCare business in the amount of $46.9 million, $1.4 million and $1.4 million, respectively. These charges are classified within the financial statement caption “(loss) income from discontinued operations, net of income taxes.”

In 2008, the Company recorded pre-tax non-cash impairment charges of $6.3 million related to the long-lived assets (other than goodwill) at its InStar business in connection with the decision to sell the InStar business. These charges are classified within the financial statement caption “(loss) income from discontinued operations, net of income taxes.”

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

The following information should be read in conjunction with “Selected Historical Financial Data” and our consolidated financial statements and related notes included elsewhere in this prospectus. The following discussion may contain forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in these forward-looking statements. Factors that could cause or contribute to these differences include those factors discussed below and elsewhere in this prospectus, particularly in “Risk Factors” and “Forward-Looking Statements.”

Recent Development

Harry J. Mullany III, our former CEO, resigned from the Company effective April 12, 2013. John Krenicki, Jr., the Chairman of the board of directors of Holdings, will serve as Interim CEO until a new CEO is named.

Effective March 29, 2013, Charles M. Fallon, the former President of Terminix, resigned from the Company. Terminix’s Vice President of Operations, Larry Pruitt, will serve as interim President of Terminix until a new President of Terminix is named.

Results of Operations

We reported operating revenue of $3.193 billion for the year ended December 31, 2012, $3.206 billion for the year ended December 31, 2011 and $3.127 billion for the year ended December 31, 2010. The operating revenue changes from year to year were driven by the results of our business units as described in “—Segment Review.”

Operating loss was $532.8 million for the year ended December 31, 2012. Operating income was $375.5 million for the year ended December 31, 2011 and $306.7 million for the year ended December 31, 2010. Loss from continuing operations before income taxes was $827.4 million for the year ended December 31, 2012. Income from continuing operations before income taxes was $111.7 million for the year ended December 31, 2011 and $28.4 million for the year ended December 31, 2010. The decrease in income from continuing operations before income taxes for 2012 compared to 2011 of $939.1 million and increase in income from continuing operations before income taxes for 2011 compared to 2010 of $83.4 million primarily reflect the net effect of year over year changes in the following items:

(In thousands)	2012 Compared to 2011	2011 Compared to 2010
Non-cash goodwill and trade name impairment(1)	$(872,173)	$(36,700)
Loss on extinguishment of debt(2)	(54,780)	(774)
Segment results(3)	(47,747)	59,423
Restructuring charges(4)	(10,015)	3,286
Interest expense(5)	26,839	13,810
Depreciation and amortization expense(6)	17,194	33,189
Residual value guarantee charges(7)	—	10,449
Other	1,556	682
	$(939,126)	$83,365

(1)              Represents, as a result of the Company’s impairment testing of indefinite-lived intangible assets, pre-tax non-cash impairment charges of $908.9 million recorded in the year ended December 31, 2012 to reduce the carrying value of TruGreen’s goodwill and the TruGreen trade name and $36.7 million recorded in the year ended December 31, 2011 to reduce the carrying value of the TruGreen trade name. There were no similar impairment charges included in continuing operations in 2010.

(2)              Represents the loss on extinguishment of debt recorded in the year ended December 31, 2012 related to the redemption of the remaining $996 million aggregate principal amount of the Company’s 2015 Notes and repayment of $276 million of outstanding borrowings under the Term Facilities and the loss on extinguishment of debt recorded in the year ended December 31, 2011 related to the purchase of $65.0 million in face value of the 2015 Notes from Holdings. There were no debt extinguishments by the Company in the year ended December 31, 2010.

(3)              Represents the year over year change in (loss) income from continuing operations before income taxes, as adjusted for the specific items included in the table above. Includes key executive transition charges of $4.8 million, $6.6 million and $5.5 million recorded in the years ended December 31, 2012, 2011 and 2010, respectively, as described in “—Segment Review.” For the year ended December 31, 2012, also includes a $3.3 million impairment of licensed intellectual property and a $1.2 million impairment of abandoned real estate at Terminix, a $5.4 million increase in tax related reserves at American Home Shield and technology costs of $4.2 million, which related to the abandonment of certain internally developed software, at Merry Maids.

(4)              For 2012 compared to 2011, represents the net increase in restructuring charges related primarily to the impact of a branch optimization project at Terminix, a reorganization of field leadership and a restructuring of branch operations at TruGreen, a reorganization of leadership at American Home Shield and ServiceMaster Clean, and an initiative to enhance capabilities and reduce costs in our centers of excellence at Other Operations and Headquarters. See Note 8 to our consolidated financial statements included elsewhere in this prospectus for further details.

For 2011 compared to 2010, represents the net decrease in restructuring charges related to a branch optimization project at Terminix, a reorganization of field leadership and a restructuring of branch operations at TruGreen, an initiative to enhance capabilities and reduce costs in our centers of excellence at Other Operations and Headquarters, Merger related charges and other restructuring costs. See Note 8 to our consolidated financial statements included elsewhere in this prospectus for further details.

(5)              For 2012 compared to 2011, represents a decrease in interest expense as a result of decreases in our weighted average interest rate and average long-term debt balance and, for 2011 compared to 2010, represents a decrease in interest expense as a result of decreases in our weighted-average interest rate.

(6)              Consists primarily of decreased amortization of intangible assets as a result of certain finite lived intangible assets recorded in connection with the Merger being fully amortized, offset, in part, by increased depreciation of property and equipment as a result of property additions.

(7)              Represents non-cash residual value guarantee charges of $10.4 million recorded in the year ended December 31, 2010, related to a synthetic lease for operating properties, which expired in July 2010. There were no similar charges in the years ended December 31, 2012 and 2011.

The Company has historically hedged a significant portion of its annual fuel consumption of approximately 20 million gallons. Fuel costs, after the impacts of the hedges and after adjusting for the impact of year over year changes in the number of gallons used, increased $8.9 million for 2012 compared to 2011 and $11.6 million for 2011 compared to 2010. Based upon current Department of Energy fuel price forecasts, as well as the hedges the Company has executed to date for 2013, the Company projects that fuel prices will not significantly increase our fuel costs for 2013 compared to 2012.

After adjusting for the impact of year over year changes in the number of covered employees, health care and related costs increased $6.6 million for 2012 compared to 2011 and $2.5 million for 2011 compared to 2010. We expect to incur incremental aggregate health care costs in 2013 as compared to 2012 as a result of continued inflation in the cost of health care services and due to certain provisions of the Patient Protection and Affordable Care Act.

The Company has entered into multiple interest rate swap agreements as further discussed in Note 12 to our consolidated financial statements included elsewhere in this prospectus. Changes in interest rates, including the impact of the interest rate swap agreements, improved the Company’s non-operating expenses by approximately $5.1 million for 2012 compared to 2011 and $13.7 million for 2011 compared to 2010 by virtue of the effect on floating rate debt, offset, in part, by the negative effect on investment income.

Operating and Non-Operating Expenses

Cost of Services Rendered and Products Sold

The Company reported cost of services rendered and products sold of $1.862 billion for the year ended December 31, 2012 compared to $1.814 billion for the year ended December 31, 2011. As a percentage of revenue, these costs increased to 58.3 percent for the year ended December 31, 2012 from 56.6 percent in 2011. This percentage increase primarily reflects higher fuel and fertilizer prices, a reduction in labor productivity and an increase in fertilizer usage rates at TruGreen, a $3.3 million impairment of licensed intellectual property, a $1.2 impairment of abandoned real estate and an increase in product distribution revenue at Terminix, which has lower margins than termite or pest revenue, a $4.2 million impairment of certain internally developed software at Merry Maids and an increase in expenses in our automobile, general liability and workers’ compensation insurance programs due primarily to the reversal, in 2011, of claims reserves driven by favorable claims experience. The items were offset, in part, by improved labor efficiencies and the favorable impact of acquiring assets in connection with exiting certain fleet leases at Terminix, a reduction in ice melt sales at TruGreen, which has lower margins than core lawn services, a reduction in home warranty claims costs at American Home Shield and other cost reductions realized through ongoing initiatives.

The Company reported cost of services rendered and products sold of $1.814 billion for the year ended December 31, 2011 compared to $1.777 billion for the year ended December 31, 2010. As a percentage of revenue, these costs decreased to 56.6 percent for the year ended December 31, 2011 from 56.8 percent in 2010. Residual value guarantee charges of $9.2 million related to synthetic leases were recorded in 2010 at TruGreen for which there was no similar charge in 2011. The remaining percentage increase primarily reflects an increase in fuel and fertilizer prices and an increase in home warranty claims costs at American Home Shield, offset, in part, by the favorable impact of acquiring assets in connection with exiting certain fleet leases, a reduction in termite damage claims expense at Terminix and other cost reductions realized through ongoing initiatives.

Selling and Administrative Expenses

The Company reported selling and administrative expenses of $872.0 million for the year ended December 31, 2012 compared to $880.5 million for the year ended December 31, 2011. As a percentage of revenue, these costs decreased to 27.3 percent for the year ended December 31, 2012 from 27.5 percent in 2011. This percentage decrease primarily reflects a reduction in sales and marketing expense and a $1.9 million reduction in key executive transition charges, offset, in part, by increased investments in ongoing productivity and standardization initiatives and an increase in technology costs related to a new operating system at TruGreen, which is in the process of being deployed, a $5.4 million increase in tax related reserves, an increase in provisions for certain legal matters and increased investments to drive improvements in service delivery at American Home Shield, and an increase in technology costs related to PCI standards compliance purposes at Other Operations and Headquarters.

The Company reported selling and administrative expenses of $880.5 million for the year ended December 31, 2011 compared to $896.0 million for the year ended December 31, 2010. As a percentage of revenue, these costs decreased to 27.5 percent for the year ended December 31, 2011 from 28.6 percent in 2010. This percentage decrease primarily reflects a reduction in sales and marketing expense, a reduction in spending in the Company’s centers of excellence, a reduction in provisions for certain legal matters and other cost reductions realized through ongoing initiatives, offset, in part, by an increase in technology costs related to a new operating system at American Home Shield, an increase in technology costs related to PCI standards compliance purposes at Other Operations and Headquarters and a $1.1 million increase in key executive transition charges.

Amortization Expense

Amortization expense was $65.3 million, $91.4 million and $136.0 million for the years ended December 31, 2012, 2011 and 2010, respectively. The decrease for 2012 compared to 2011 and 2011 compared to 2010 is a result of certain finite lived intangible assets recorded in connection with the Merger being fully amortized.

Goodwill and Trade Name Impairments

The Company recorded a non-cash goodwill impairment charge of $790.2 million for the year ended December 31, 2012 to reduce the carrying value of TruGreen’s goodwill to its estimated fair value as of December 31, 2012. The Company also recorded a non-cash trade name impairment charge of $118.7 million for the year ended December 31, 2012 and $36.7 million for the year ended December 31, 2011 to reduce the carrying value of the TruGreen trade name to its fair value as a result of the Company’s impairment testing in each year. There were no similar goodwill or trade name impairment charges included in continuing operations for the year ended December 31, 2010.

Goodwill Impairment

Based on the revenue and operating results of TruGreen in 2012 and the outlook for future years, the Company concluded there was an impairment indicator requiring a goodwill impairment assessment for TruGreen as of September 30, 2012. The Company estimated that the implied fair value of goodwill as of such date was less than the carrying value for TruGreen by $790.2 million, which was recorded as a goodwill impairment charge in 2012. As of December 31, 2012, there was a $417.1 million balance of goodwill remaining at TruGreen.

The goodwill impairment charge recorded in 2012 was primarily attributable to a decline in forecasted 2012 cash flows and a decrease in projected future growth in cash flows at TruGreen over a defined projection period as of September 30, 2012 compared to the projections used in the previous annual impairment assessment performed on October 1, 2011. The changes in projected cash flows at TruGreen were in part a consequence of the shift in strategy for TruGreen described in “—Segment Review—TruGreen Segment” below. Although the Company projected future growth in cash flows at TruGreen as a part of its September 30, 2012 impairment analysis, total cash flows and projected growth in those cash flows were lower than that projected at the time TruGreen was tested for impairment in 2011. The long-term growth rates used in the impairment tests at September 30, 2012 and October 1, 2011 were the same and in line with historical U.S. gross domestic product growth rates. The discount rate used in the September 30, 2012 impairment test was 50 bps lower than the discount rate used in the October 1, 2011 impairment test for TruGreen. The decrease in the discount rate is primarily attributable to changes in market conditions which indicated an improved outlook for the U.S. financial markets since the 2011 analysis.

Trade Name Impairment

Based on the revenue results at TruGreen in the first six months of 2012 and a then lower revenue outlook for the remainder of 2012 and future years, the Company concluded that there was an impairment indicator requiring the performance of an interim indefinite-lived intangible asset impairment test for the TruGreen trade name as of June 30, 2012. That impairment analysis resulted in a $67.7 million impairment charge recorded in the second quarter of 2012. Based on the revenue results of TruGreen in the third quarter of 2012 and the revised outlook for the remainder of the year and future years, the Company performed another impairment analysis on its TruGreen trade name to determine its fair value as of September 30, 2012. Based on the revised projected revenue for TruGreen as compared to the projections used in the second quarter 2012 impairment test, the Company determined the fair value attributable to the TruGreen trade name was less than its carrying value by $51.0 million, which was recorded as a trade name impairment in the third quarter of 2012. Total non-cash trade name impairments recorded in 2012 related to the TruGreen trade name were $118.7 million.

The impairment charge recorded in the second quarter of 2012 was primarily attributable to a decrease in projected future growth in revenue at TruGreen over a defined projection period as of June 30, 2012 compared to the projections used in the previous annual impairment assessment performed on October 1, 2011. The third quarter impairment charge was primarily attributable to a further reduction in projected revenue growth as compared to expectations in the second quarter of 2012. The changes in projected future revenue growth at TruGreen were in part a consequence of the shift in strategy for TruGreen described in “—Segment Review—TruGreen Segment” below. Although the Company projected future growth in revenue at TruGreen over a defined projection period as a part of its September 30, 2012 impairment analysis, such growth was lower than the revenue growth projected at the time the trade name was tested for impairment in the second quarter of 2012. The long-term revenue growth rates used for periods after the defined projection period in the impairment tests at September 30, 2012, June 30, 2012 and October 1, 2011 were the same and in line with historical U.S. gross domestic product growth rates. The discount rates used in the September 30, 2012 and June 30, 2012 impairment tests were the same, but were 50 bps lower than the discount rate used in the October 1, 2011 impairment test for the TruGreen trade name. The decrease in the discount rate from 2011 is primarily attributable to changes in market conditions which indicated an improved outlook for the U.S. financial markets since the last analysis.

The impairment charge in 2011 was primarily attributable to the use of higher discount rates in the discounted cash flow (“DCF”) valuation analyses as compared to the discount rates used in the 2010 impairment analyses. Although the projected future growth in cash flows in 2011 were slightly higher than in the 2010 valuation, the increase in the discount rates more than offset the improved cash flows. The increase in the discount rates is primarily attributable to changes in market conditions which indicated a lower risk tolerance in 2011 as compared to 2010. This lower risk tolerance is exhibited through the marketplace’s desire for higher returns in order to accept market risk.

See “—Critical Accounting Policies and Estimates” below and Note 1 to our consolidated financial statements included elsewhere in this prospectus for further discussion of the Company’s goodwill and indefinite-lived intangible asset impairment testing.

Restructuring Charges

The Company incurred restructuring charges of $18.2 million, $8.2 million and $11.4 million for the years ended December 31, 2012, 2011 and 2010, respectively. Restructuring charges were comprised of the following:

	Year Ended December 31,
(In thousands)	2012	2011	2010
Terminix branch optimization(1)	$3,652	$3,560	$2,352
TruGreen reorganization and restructuring(2)	3,241	1,115	6,922
American Home Shield reorganization(3)	647	—	—
ServiceMaster Clean reorganization(3)	1,370	—	—
Centers of excellence initiative(4)	9,267	3,416	—
Other(5)	—	71	2,174
Total restructuring charges	$18,177	$8,162	$11,448

(1)              For the years ended December 31, 2012 and 2011, these charges included severance costs of $0.4 million and $0.1 million, respectively. For the years ended December 31, 2012, 2011 and 2010, these charges included lease termination costs of $3.3 million, $3.5 million and $2.4 million, respectively.

(2)              For the years ended December 31, 2012, 2011 and 2010, these charges included severance costs of $2.7 million, $0.8 million and $1.8 million, respectively, and lease termination costs of $0.5 million, $0.3 million and $0.2 million, respectively. For the year ended December 31, 2010, these charges also included consulting fees and other costs of $4.7 million and $0.2 million, respectively.

(3)              For the year ended December 31, 2012, these charges included severance costs.

(4)              Represents restructuring charges related to an initiative to enhance capabilities and reduce costs in the Company’s headquarters functions that provide company-wide administrative services for our operations that we refer to as “centers of excellence.” For the years ended December 31, 2012 and 2011, these charges included severance and other costs of $4.6 million and $1.9 million, respectively. For the years ended December 31, 2012 and 2011, these charges included consulting fees of $4.7 million and $1.5 million, respectively.

(5)              For the year ended December 31, 2011, these charges included reserve adjustments associated with previous restructuring initiatives. For the year ended December 31, 2010, these charges included reserve adjustments, severance and retention associated with previous restructuring initiatives of $1.0 million and severance, retention, legal fees and other costs associated with the Merger of $1.2 million.

Non-Operating Expense

Non-operating expense totaled $294.6 million, $263.7 million and $278.3 million for the years ended December 31, 2012, 2011 and 2010, respectively. The increase in 2012 compared to 2011 is primarily due to a $55.6 million loss on extinguishment of debt recorded in 2012 related to the redemption of $996 million aggregate principal amount of the 2015 Notes and repayment of $276 million of outstanding borrowings under the Term Facilities, offset, in part, by a $26.8 million decrease in interest expense as a result of a decrease in our weighted-average interest rate and average long-term debt balance. The decrease in 2011 compared to 2010 is primarily due to a $13.8 million decrease in interest expense as a result of a decrease in our weighted-average interest rate. Interest and net investment income was comprised of the following for the years ended December 31, 2012, 2011 and 2010:

	Year Ended December 31,
(In thousands)	2012	2011	2010
Realized gains(1)	$6,191	$9,972	$6,418
Impairments of securities(2)	—	(195)	(174)
Deferred compensation trust(3)	1,417	(49)	1,200
Other(4)	237	1,158	1,914
Interest and net investment income	$7,845	$10,886	$9,358

(1)              Represents the net investment gains and the interest and dividend income realized on the American Home Shield investment portfolio.

(2)              Represents other than temporary declines in the value of certain investments in the American Home Shield investment portfolio.

(3)              Represents investment income (loss) resulting from a change in the market value of investments within an employee deferred compensation trust (for which there is a corresponding and offsetting change in compensation expense within income from continuing operations before income taxes).

(4)              Includes interest income on other cash balances and, in 2012, a $2.5 million charge for the impairment of a loan related to a prior business disposition.

Income Taxes

The effective tax rate on (loss) income from continuing operations was a benefit of 13.8 percent for the year ended December 31, 2012, a provision of 39.3 percent for the year ended December 31, 2011 and a provision of 38.6 percent for the year ended December 31, 2010. The effective tax rate for the year ended December 31, 2012 was impacted by the impairment of nondeductible goodwill at TruGreen in the amount of $529.4 million.

Net Income

Net loss for the year ended December 31, 2012 was $713.5 million compared to net income of $40.8 million for the year ended December 31, 2011 and a net loss of $14.6 million for the year ended December 31, 2010. The $754.4 million decrease for 2012 compared to 2011 was primarily driven by a $939.1 million reduction in (loss) income from continuing operations before income taxes, offset, in part, by a $158.2 million reduction in (benefit) provision for income taxes and a $26.8 million improvement in loss from discontinued operations, net of income taxes. The $55.4 million increase for 2011 compared to 2010 was primarily driven by an $83.4 million improvement in (loss) income from continuing operations before income taxes and a $5.0 million improvement in loss from discontinued operations, net of income taxes, offset, in part, by a $33.0 million increase in (benefit) provision for income taxes.

Key Performance Indicators

The table below presents selected operating metrics related to customer counts and customer retention for our three largest revenue generating businesses. These measures are presented on a rolling, twelve-month basis in order to avoid seasonal anomalies. The impact of changes in our key performance indicators on the operating results of our business units is described in “—Segment Review.”

	Key Performance Indicators as of December 31,
	2012	2011	2010
Terminix—
Growth in Pest Control Customers	0.8%	6.4%	3.6%
Pest Control Customer Retention Rate	79.3%	80.6%	79.9%
(Reduction) Growth in Termite Customers	(1.4)%	(1.0)%	0.3%
Termite Customer Retention Rate	85.6%	86.1%	86.0%

	Key Performance Indicators as of December 31,
	2012	2011	2010
TruGreen—
Reduction in Full Program Accounts	(11.3)%	(5.3)%	(1.7)%
Customer Retention Rate	68.6%	66.7%	66.0%
American Home Shield—
Growth in Home Warranties	—	1.6%	0.1%
Customer Retention Rate	73.7%	75.1%	73.0%

Segment Review

The following business segment reviews should be read in conjunction with the required footnote disclosures presented in the Notes to our consolidated financial statements included elsewhere in this prospectus.

The Company uses Adjusted EBITDA and Operating Performance to facilitate operating performance comparisons from period to period. Adjusted EBITDA and Operating Performance are supplemental measures of the Company’s performance that are not required by, or presented in accordance with GAAP. Adjusted EBITDA and Operating Performance are not measurements of the Company’s financial performance under GAAP and should not be considered as alternatives to net income or any other performance measures derived in accordance with GAAP or as alternatives to net cash provided by operating activities or any other measures of the Company’s cash flow or liquidity. “Adjusted EBITDA” means net income (loss) before: income (loss) from discontinued operations; provision (benefit) for income taxes; other expense; gain (loss) on extinguishment of debt; interest expense; interest and net investment income; and depreciation and amortization expense; as well as adding back interest and net investment income; residual value guarantee charge and non-cash goodwill and trade name impairment. “Operating Performance” is calculated by adding back to Adjusted EBITDA an amount equal to the non-cash stock based compensation expense; non-cash effects on Adjusted EBITDA attributable to the application of purchase accounting in connection with the Merger; restructuring charges and management and consulting fees.

The Company believes Adjusted EBITDA facilitates company-to-company operating performance comparisons by backing out potential differences caused by variations in capital structures (affecting net interest income and expense), taxation and the age and book depreciation of facilities and equipment (affecting relative depreciation expense), which may vary for different companies for reasons unrelated to operating performance. In addition, the Company excludes residual value guarantee charges that do not result in additional cash payments to exit the facility at the end of the lease term. The Company uses Operating Performance as a supplemental measure to assess the Company’s performance because it excludes non-cash stock-based compensation expense, non-cash effects on Adjusted EBITDA attributable to the application of purchase accounting in connection with the Merger, restructuring charges and management and consulting fees. The Company presents Operating Performance because it believes that it is useful for investors, analysts and other interested parties in their analysis of the Company’s operating results.

Charges relating to stock-based compensation expense and the impact of purchase accounting are non-cash and the exclusion of the impact of these items from Operating Performance allows investors to understand the current period results of operations of the business on a comparable basis with previous periods and, secondarily, gives the investors added insight into cash earnings available to service the Company’s debt. We believe this to be of particular importance to the Company’s public investors, which are debt holders. The Company also believes that the exclusion of purchase accounting, non-cash stock-based compensation expense, restructuring charges and management and consulting fees may provide an additional means for comparing the Company’s performance to the performance of other companies by eliminating the impact of differently structured equity-based, long-term incentive plans, restructuring initiatives and consulting agreements (although care must be taken in making any such comparison, as there may be inconsistencies among companies in the manner of computing similarly titled financial measures).

Adjusted EBITDA and Operating Performance have limitations as analytical tools, and should not be considered in isolation or as substitutes for analyzing the Company’s results as reported under GAAP. Some of these limitations are:

•                  Adjusted EBITDA and Operating Performance do not reflect changes in, or cash requirements for, the Company’s working capital needs;

•                  Adjusted EBITDA and Operating Performance do not reflect the Company’s interest expense, or the cash requirements necessary to service interest or principal payments on the Company’s debt;

•                  Adjusted EBITDA and Operating Performance do not reflect the Company’s tax expense or the cash requirements to pay the Company’s taxes;

•                  Adjusted EBITDA and Operating Performance do not reflect historical cash expenditures or future requirements for capital expenditures or contractual commitments, nor should they be relied upon to assess current or future liquidity;

•                  Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and Adjusted EBITDA and Operating Performance do not reflect any cash requirements for such replacements;

•                  Other companies in the Company’s industries may calculate Adjusted EBITDA and Operating Performance differently, limiting their usefulness as comparative measures;

•                  Operating Performance does not include purchase accounting and non-cash stock-based compensation expense; the latter of which may cause the overall compensation cost of the business to be understated; and

•                  Operating Performance does not include restructuring charges and management and consulting fees, the exclusion of which may cause the operating expenses of the business to be understated.

Operating Revenues and Operating Performance by operating segment are as follows:

	Year Ended December 31,
(In thousands)	2012	2011	2010
Operating Revenue:
Terminix	$1,265,417	$1,193,075	$1,157,346
TruGreen	979,081	1,100,741	1,096,667
American Home Shield	720,860	686,737	656,572
ServiceMaster Clean	139,441	138,691	132,132
Other Operations and Headquarters	88,482	86,628	84,677
Total Operating Revenue	$3,193,281	$3,205,872	$3,127,394
Operating Performance:
Terminix	$315,517	$299,485	$270,829
TruGreen	152,813	209,031	194,472
American Home Shield	141,542	131,977	116,609
ServiceMaster Clean	61,041	64,018	63,762
Other Operations and Headquarters	(108,185)	(94,036)	(94,620)
Total Operating Performance	$562,728	$610,475	$551,052
Memo: Items excluded from Operating Performance
Operating Performance of discontinued operations	$(1,138)	$(3,267)	$8,640

The following table presents reconciliations of operating income (loss) to Adjusted EBITDA and Operating Performance for the periods presented.

(in thousands)	Terminix	TruGreen	American Home Shield	ServiceMaster Clean	Other Operations and Headquarters	Total
Year Ended December 31, 2012
Operating income (loss)(1)	$236,160	$(805,022)	$126,098	$54,435	$(144,433)	$(532,762)
Depreciation and amortization expense	75,713	45,729	8,606	5,071	11,123	146,242
EBITDA	311,873	(759,293)	134,704	59,506	(133,310)	(386,520)
Interest and net investment income(2)	—	—	6,191	165	1,489	7,845
Non-cash goodwill and trade name impairment(3)	—	908,873	—	—	—	908,873
Adjusted EBITDA	311,873	149,580	140,895	59,671	(131,821)	530,198
Non-cash stock-based compensation expense	—	—	—	—	7,119	7,119
Non-cash credits attributable to purchase accounting(4)	(8)	(8)	—	—	—	(16)
Restructuring charges(5)	3,652	3,241	647	1,370	9,267	18,177
Management and consulting fees(6)	—	—	—	—	7,250	7,250
Operating Performance	$315,517	$152,813	$141,542	$61,041	$(108,185)	$562,728
Memo: Items excluded from Operating Performance:
Operating Performance of discontinued operations(7)	$—	$—	$—	$—	$(1,138)	$(1,138)

(in thousands)	Terminix	TruGreen	American Home Shield	ServiceMaster Clean	Other Operations and Headquarters	Total
Year Ended December 31, 2011
Operating income (loss)(1)	$220,622	$129,324	$94,869	$57,674	$(127,029)	$375,460
Depreciation and amortization expense	75,347	41,929	27,331	6,150	12,679	163,436
EBITDA	295,969	171,253	122,200	63,824	(114,350)	538,896
Interest and net investment income(2)	—	—	9,777	158	951	10,886
Non-cash trade name impairment(3)	—	36,700	—	—	—	36,700
Adjusted EBITDA	295,969	207,953	131,977	63,982	(113,399)	586,482
Non-cash stock-based compensation expense	—	—	—	—	8,412	8,412
Non-cash credits attributable to purchase accounting(4)	(44)	(37)	—	—	—	(81)
Restructuring charges(5)	3,560	1,115	—	36	3,451	8,162
Management and consulting fees(6)	—	—	—	—	7,500	7,500
Operating Performance	$299,485	$209,031	$131,977	$64,018	$(94,036)	$610,475
Memo: Items excluded from Operating Performance:
Operating Performance of discontinued operations(7)	$—	$—	$—	$—	$(3,267)	$(3,267)

(in thousands)	Terminix	TruGreen	American Home Shield	ServiceMaster Clean	Other Operations and Headquarters	Total
Year Ended December 31, 2010
Operating income (loss)(1)	$199,750	$112,312	$68,380	$55,450	$(129,200)	$306,692
Depreciation and amortization expense	67,761	66,069	42,259	7,106	13,430	196,625
EBITDA	267,511	178,381	110,639	62,556	(115,770)	503,317
Interest and net investment income(2)	—	—	6,243	153	2,962	9,358
Residual value guarantee charge(8)	—	9,222	—	982	245	10,449
Adjusted EBITDA	267,511	187,603	116,882	63,691	(112,563)	523,124
Non-cash stock-based compensation expense	—	—	—	—	9,352	9,352
Non-cash credits attributable to purchase accounting(4)	(173)	(53)	(146)	—	—	(372)
Restructuring charges (credits)(5)	3,491	6,922	(127)	71	1,091	11,448
Management and consulting fees(6)	—	—	—	—	7,500	7,500
Operating Performance	$270,829	$194,472	$116,609	$63,762	$(94,620)	$551,052
Memo: Items excluded from Operating Performance:
Operating Performance of discontinued operations(7)	$—	$—	$—	$—	$8,640	$8,640

(1)              Presented below is a reconciliation of total segment operating income to net (loss) income.

	Year Ended December 31,
(In thousands)	2012	2011	2010
Total Segment Operating (Loss) Income	$(532,762)	$375,460	$306,692
Non-operating Expense (Income):
Interest expense	246,284	273,123	286,933
Interest and net investment income	(7,845)	(10,886)	(9,358)
Loss on extinguishment of debt	55,554	774	—
Other expense	622	700	733
(Loss) Income from Continuing Operations before Income Taxes	(827,377)	111,749	28,384
(Benefit) provision for income taxes	(114,260)	43,912	10,945
Equity in losses of joint venture	(226)	—	—
(Loss) Income from Continuing Operations	(713,343)	67,837	17,439
Loss from discontinued operations, net of income taxes	(200)	(27,016)	(31,998)
Net (Loss) Income	$(713,543)	$40,821	$(14,559)

(2)              Interest and net investment income is primarily comprised of investment income and realized gain (loss) on our American Home Shield segment investment portfolio. Cash, short-term and long-term marketable securities associated with regulatory requirements in connection with American Home Shield and for other purposes totaled $243.7 million as of December 31, 2012. American Home Shield interest and net investment income was $6.2 million, $9.8 million and $6.2 million for the years ended December 31, 2012, 2011 and 2010, respectively. The balance of interest and net investment income primarily relates to (i) investment income (loss) from our employee deferred compensation trust (for which there is a corresponding and offsetting change in compensation expense within (loss) income from continuing operations before income taxes) and (ii) interest income on other cash balances.

(3)              Represents, as a result of the Company’s impairment testing of indefinite-lived intangible assets, pre-tax non-cash impairment charges of $908.9 million recorded in the year ended December 31, 2012 to reduce the carrying value of TruGreen’s goodwill and the TruGreen trade name and $36.7 million recorded in the year ended December 31, 2011 to reduce the carrying value of the TruGreen trade name. There were no similar impairment charges included in continuing operations in 2010.

(4)              The Merger was accounted for using purchase accounting. This adjustment represents the aggregate, non-cash adjustments (other than amortization and depreciation) attributable to the application of purchase accounting.

(5)              Represents restructuring charges primarily related to a branch optimization project at Terminix, a reorganization of field leadership and a restructuring of branch operations at TruGreen, a reorganization of leadership at American Home Shield and ServiceMaster Clean, an initiative to enhance capabilities and reduce costs in our centers of excellence at Other Operations and Headquarters, Merger related charges and other restructuring costs.

(6)              Represents management and consulting fees payable to certain related parties. See Note 10 to our consolidated financial statements included elsewhere in this prospectus for further information on management and consulting fees.

(7)              The table included in “—Discontinued Operations” below presents reconciliations of operating loss, the most directly comparable financial measure under GAAP, to Adjusted EBITDA and Operating Performance for the periods presented.

(8)             Represents non-cash residual value guarantee charges recorded in 2010 related to a synthetic lease for operating properties, which expired in July 2010. There were no similar charges in 2011.

Terminix Segment

Year ended December 31, 2012

The Terminix segment, which provides termite and pest control services to residential and commercial customers and distributes pest control products, reported a 6.1 percent increase in operating revenue, a 7.0 percent increase in operating income and a 5.4 percent increase in Operating Performance for the year ended December 31,

2012 compared to 2011. Pest control revenue, which was 55.5 percent of the segment’s operating revenue in 2012, increased 7.1 percent compared to 2011, reflecting a 4.2 percent increase in average customer counts, a $12.2 million increase in other pest revenue, primarily bed bug services, and improved price realization. Absolute pest control customer counts as of December 31, 2012 compared to 2011 increased 0.8 percent, driven by new unit sales and acquisitions, offset, in part, by a 130 basis points (“bps”) decrease in the customer retention rate. Termite revenue, which was 39.5 percent of the segment’s operating revenue in 2012, increased 3.5 percent compared to 2011. Termite renewal revenue comprised 55.2 percent of total termite revenue, while the remainder consisted of termite new unit sales. The increase in termite revenue reflected improved price realization and a 0.6 percent increase in new unit sales, offset, in part, by a 1.1 percent decrease in average renewal customer counts. Absolute termite renewal customer counts as of December 31, 2012 compared to 2011 declined 1.4 percent driven by a 50 bps decrease in the customer retention rate, offset, in part, by new unit sales and acquisitions. Product distribution revenue, which has lower margins than pest or termite revenue and accounted for approximately five percent of the segment’s operating revenue in 2012, increased $10.1 million compared to 2011.

Terminix’s Operating Performance increased $16.0 million for the year ended December 31, 2012 compared to 2011. A $3.3 million impairment of licensed intellectual property and a $1.2 million impairment of abandoned real estate were recorded in 2012. The remaining $20.5 million increase primarily reflects the impact of higher operating revenue, a reduction in sales and marketing expense, as a percent of revenue, cost efficiencies realized through ongoing initiatives, including the benefits of sales mobility and routing and scheduling tools, the favorable impact of acquiring assets in connection with exiting certain fleet leases, and improved production labor efficiencies, offset, in part, by higher fuel prices and product distribution revenue, which has lower margins than pest or termite revenue.

Year ended December 31, 2011

The Terminix segment reported a 3.1 percent increase in operating revenue, a 10.4 percent increase in operating income and a 10.6 percent increase in Operating Performance for the year ended December 31, 2011 compared to 2010. Pest control revenue, which was 55.0 percent of the segment’s operating revenue in 2011, increased 5.3 percent compared to 2010, reflecting a 4.3 percent increase in average customer counts, a $6.0 million increase in other pest revenue, primarily bed bug services, and improved price realization. Absolute pest control customer counts as of December 31, 2011 compared to 2010 increased 6.4 percent, driven by an increase in new unit sales and acquisitions and a 70 bps increase in the customer retention rate. Termite revenue, which was 40.4 percent of the segment’s operating revenue in 2011, increased 0.5 percent compared to 2010. Termite renewal revenue comprised 55.3 percent of total termite revenue, while the remainder consisted of termite new unit sales. The increase in termite revenue reflected improved price realization, offset, in part, by a 2.6 percent decrease in new unit sales and a 0.4 percent decline in average renewal customer counts. Absolute termite renewal customer counts as of December 31, 2011 compared to 2010 declined 1.0 percent driven by a decrease in new units, offset, in part, by a 10 bps increase in the customer retention rate.

Terminix’s Operating Performance increased $28.7 million for the year ended December 31, 2011 compared to 2010, which primarily reflects the impact of higher operating revenue, cost efficiencies realized through ongoing initiatives, a reduction in incentive compensation expense, termite damage claims expense and legal related expense, and the favorable impact of acquiring assets in connection with exiting certain fleet leases, offset, in part, by higher sales and marketing expense and fuel prices.

TruGreen Segment

TruGreen, which provides residential and commercial lawn, tree and shrub care services, has embarked on a strategy to redesign its product offerings based on the latest agronomic science, transform the customer experience through the initiatives described below, and rebalance its sales and marketing mix toward channels with higher retention and profitability.

In 2011, the Company made the decision to rebalance TruGreen’s sales and marketing mix toward channels with higher retention and profitability. Specifically, in 2011, TruGreen reduced its spending in the neighborhood sales channel and increased marketing spending in other sales channels which it believes will yield more attractive returns in the long-term, such as digital marketing. TruGreen also introduced its new Healthy Lawn Plan in early

2012, which provides a customized, full-year treatment plan that better matches the growing conditions in each part of the country. At the same time, TruGreen decided to de-emphasize selling less than full programs, which it believes do not foster long-term customer relationships or deliver predictable, consistent outcomes for its customers.

TruGreen continues to rebalance it sales and marketing mix across all of its sales and marketing channels, including returning to higher spending in the neighborhood marketing channel. TruGreen will also introduce new product offerings and transform its customers’ experience through a combination of new technology, including investments in a new operating system and telecommunications infrastructure, improved processes and stricter branch standards, improved pre- and post-service communication and more consistent adherence to resource planning models in its branches. The Company believes the changes it is making at TruGreen will position the business for future long-term growth in operating revenue and Operating Performance by transforming TruGreen’s relationships with its customers and improving the efficiency of its operations.

Year ended December 31, 2012

The TruGreen segment reported an 11.1 percent decrease in operating revenue and a 26.9 percent decrease in Operating Performance for the year ended December 31, 2012 compared to 2011. TruGreen’s operating loss for the year ended December 31, 2012 was $805.0 million, compared to operating income of $129.3 million for the year ended December 31, 2011. Revenue from residential lawn service customers, which was 82.5 percent of the segment’s operating revenue in 2012, decreased 13.0 percent compared to 2011, reflecting an 11.9 percent decline in average residential full program customer counts and a steep decline in less than full program sales, offset, in part, by improved price realization. Absolute customer counts as of December 31, 2012 compared to 2011 declined 11.3 percent, driven by a decrease in new unit sales and acquisitions, offset, in part, by a 190 bps increase in the residential full program customer retention rate. The decrease in new unit sales was significantly impacted by changes in our product offerings and the rebalancing of our sales channel mix. For the year ended December 31, 2012 compared to 2011, the segment’s operating revenue also reflected a $13.5 million increase in revenue from commercial customers, offset, in part, by a $14.4 million decrease in third-party revenue, primarily sales of ice melt products.

TruGreen’s operating income for the year ended December 31, 2012 and 2011 included pre-tax non-cash impairment charges of $908.9 million and $36.7 million, respectively, to reduce the carrying value of TruGreen’s goodwill and the TruGreen trade name to their estimated fair values as further discussed in Note 1 to our consolidated financial statements included elsewhere in this prospectus. TruGreen’s Operating Performance decreased $56.2 million for the year ended December 31, 2012 compared to 2011. Key executive transition charges of $1.4 million and $1.0 million were recorded in 2012 and 2011, respectively, which included recruiting costs related to the hiring of David Alexander, the President of TruGreen, and separation charges related to the resignation in 2012 of Thomas Bracket, a former President of TruGreen, and the resignation in 2011 of Stephen Donly, also a former President of TruGreen. The remaining $55.8 million decrease primarily reflects the impact of lower operating revenue, a reduction in labor productivity, higher fertilizer prices and usage rates, higher technology costs related to a new operating system, which is in the process of being deployed, higher fuel prices and increased investments in productivity and standardization initiatives, offset, in part, by lower sales staffing, driven by our decision to reduce our focus on the neighborhood sales channel, and a reduction in ice melt sales, which has lower margins than core lawn services.

Year ended December 31, 2011

The TruGreen segment reported a 0.4 percent increase in operating revenue, a 15.1 percent increase in operating income and a 7.5 percent increase in Operating Performance for the year ended December 31, 2011 compared to 2010. Revenue from residential lawn service customers, which was 84.3 percent of the segment’s operating revenue in 2011, was comparable to 2010, reflecting improved price realization and a $5.7 million increase in other expanded services, offset by a 4.8 percent decline in average residential full program customer counts. Absolute customer counts as of December 31, 2011 compared to 2010 declined 5.3 percent, driven by a decrease in new unit sales, primarily in our neighborhood selling channel, offset, in part, by a 70 bps increase in the residential full program customer retention rate.

TruGreen’s operating income for the year ended December 31, 2011 included pre-tax non-cash impairment charges of $36.7 million to reduce the carrying value of the TruGreen trade name to its estimated fair value as further discussed in Note 1 to our consolidated financial statements included elsewhere in this prospectus. There were no similar charges in 2010. TruGreen’s Operating Performance increased $14.6 million for the year ended December 31, 2011 compared to 2010. Key executive transition charges of $1.0 million were recorded in 2011, which included separation charges related to the resignation in 2011 of Stephen Donly, a former President of TruGreen. The remaining $15.6 million increase primarily reflects a reduction in sales and marketing expense driven by the reduced focus on the neighborhood sales channel and cost reductions realized through ongoing initiatives, offset, in part, by higher fuel and fertilizer prices.

American Home Shield Segment

Year ended December 31, 2012

The American Home Shield segment, which provides home warranties and preventative maintenance contracts for household systems and appliances, reported a 5.0 percent increase in operating revenue, a 32.9 percent increase in operating income and a 7.2 percent increase in Operating Performance for the year ended December 31, 2012 compared to 2011. The operating revenue results reflect improved price realization and a 0.3 percent increase in average customer counts. Absolute customer counts as of December 31, 2012 were comparable to 2011 driven by an increase in new unit sales, offset by a 140 bps decrease in the customer retention rate.

American Home Shield’s Operating Performance increased $9.6 million for the year ended December 31, 2012 compared to 2011. American Home Shield’s Operating Performance included interest and net investment income from the American Home Shield investment portfolio of $6.2 million and $9.8 million for the years ended December 31, 2012 and 2011, respectively. Additionally, a $5.4 million increase in tax related reserves and key executive transition charges of $1.2 million, which included recruiting and relocation costs and a signing bonus related to the hiring of the new President of American Home Shield and separation charges related to the retirement of the former President of American Home Shield, were recorded in 2012. The remaining $19.8 million increase primarily reflects the impact of higher operating revenue and a reduction, as a percent of revenue, in home warranty claims costs and sales and marketing expense, offset, in part, by higher provisions for certain legal matters and increased investments to drive improvements in service delivery.

American Home Shield is investing in a new operating system that is designed to improve customer relationship management capabilities and enhance our operations. The development has taken longer than anticipated, which has resulted in a delay in the projected start of the first phase of our implementation. We expect to continue to incur capitalizable and non-capitalizable technology charges through the final implementation date but do not expect these charges to have a material impact on our financial position, results of operations or cash flows.

Year ended December 31, 2011

The American Home Shield segment reported a 4.6 percent increase in operating revenue, a 38.7 percent increase in operating income and a 13.2 percent increase in Operating Performance for the year ended December 31, 2011 compared to 2010. The operating revenue results reflect improved price realization, driven, in part, by the introduction of new product options in our direct-to-consumer channel, and a 0.1 percent increase in average customer counts. Absolute customer counts as of December 31, 2011 compared to 2010 increased 1.6 percent driven by a 210 bps increase in the customer retention rate, offset, in part, by a decrease in new unit sales. American Home Shield’s sales in the real estate channel were negatively impacted by softness in the home resale market and elimination of the government housing incentive program, which was extended through the first quarter of 2011. This decline was offset, in part, by growth in consumer sales.

American Home Shield’s Operating Performance increased $15.4 million for the year ended December 31, 2011 compared to 2010. American Home Shield’s Operating Performance included interest and net investment income from the American Home Shield investment portfolio of $9.8 million and $6.2 million for the years ended December 31, 2011 and 2010, respectively. The remaining $11.8 million increase primarily reflects the impact of higher operating revenue, lower provisions for certain legal matters and cost reductions realized through ongoing initiatives, offset, in part, by higher technology costs related to a new operating system and, as a percent of revenue, higher home warranty claims costs.

ServiceMaster Clean Segment

Year ended December 31, 2012

The ServiceMaster Clean segment, which provides residential and commercial disaster restoration, janitorial and cleaning services through franchises primarily under the ServiceMaster and ServiceMaster Clean brand names, on-site wood furniture repair and restoration services primarily under the Furniture Medic brand name and home inspection services primarily under the AmeriSpec brand name, reported a 0.5 percent increase in operating revenue, a 5.6 percent decrease in operating income and a 4.7 percent decrease in Operating Performance for the year ended December 31, 2012 compared to 2011. Domestic royalty fees, which were 51.7 percent of the segment’s operating revenue in 2012, decreased 3.1 percent compared to 2011, primarily driven by decreases in disaster restoration services. Revenue from janitorial national accounts, which was 11.8 percent of the segment’s operating revenue in 2012, increased 36.1 percent compared to 2011, driven by strong sales activity. Sales of products to franchisees, which were 10.3 percent of the segment’s operating revenue in 2012, decreased 12.9 percent compared to 2011, driven by lower franchisee demand for equipment.

ServiceMaster Clean’s Operating Performance decreased $3.0 million for the year ended December 31, 2012 compared to 2011. Key executive transition charges of $1.0 million and $0.4 million were recorded in 2012 and 2011, respectively, which included recruiting, relocation costs and a signing bonus related to the hiring of the new President of ServiceMaster Clean and Merry Maids and separations charges related to the retirement of the former President of ServiceMaster Clean. The remaining $2.4 million decrease primarily reflects the impact of lower domestic royalty fees, which have higher margins than janitorial national accounts, and lower sales of products to franchisees.

Year ended December 31, 2011

The ServiceMaster Clean segment reported a 5.0 percent increase in operating revenue, a 4.0 percent increase in operating income and a 0.4 percent increase in Operating Performance for the year ended December 31, 2011 compared to 2010. Domestic royalty fees, which were 53.6 percent of the segment’s operating revenue in 2011, increased 6.4 percent compared to 2010, driven by increases in disaster restoration services. Revenue from janitorial national accounts, which was 8.7 percent of the segment’s operating revenue in 2011, increased 32.4 percent compared to 2010, driven by strong sales activity. Sales of products to franchisees, which were 11.9 percent of the segment’s operating revenue in 2011, decreased 8.4 percent compared to 2010.

ServiceMaster Clean’s Operating Performance increased $0.3 million for the year ended December 31, 2011 compared to 2010. Key executive transition charges of $0.4 million were recorded in 2011, which included a signing bonus related to the hiring of the new President of ServiceMaster Clean and Merry Maids. The remaining $0.7 million increase primarily reflects the impact of higher operating revenue, offset, in part, by higher support services costs, sales and marketing expense and technology and other costs, all driven by ongoing initiatives to increase share primarily in the commercial, fire remediation and janitorial market segments.

Other Operations and Headquarters Segment

Year ended December 31, 2012

This segment includes the franchised and company-owned operations of Merry Maids, SMAC and the Company’s headquarters functions. The segment reported a 2.1 percent increase in operating revenue, a 13.7 percent increase in operating loss and a 15.0 percent decrease in Operating Performance for the year ended December 31, 2012 compared to 2011.

Merry Maids, which accounted for 92.7 percent of the segment’s operating revenue in 2012, reported a 1.3 percent increase in operating revenue, a 20.5 percent decrease in operating income and a 19.1 percent decrease in

Operating Performance for the year ended December 31, 2012 compared to 2011. Revenue from company-owned branches, which was 73.9 percent of Merry Maids’ operating revenue in 2012, decreased 0.8 percent compared to 2011, reflecting a $4.6 million reduction in operating revenue driven by the sale of ten company-owned branches to existing and new franchises in the fourth quarter of 2011, offset, in part, by improved price realization. As adjusted for branch dispositions in 2011, operating revenue reflected a 7.3 percent increase in average customer counts at company-owned branches. Absolute customer counts as of December 31, 2012 compared to 2011 increased 10.5 percent driven by a 420 bps increase in the customer retention rate and an increase in acquisitions, offset, in part, by a decrease in new unit sales. Royalty fees, which were 20.5 percent of Merry Maids’ operating revenue in 2012, increased 7.7 percent compared to 2011, driven by organic franchise growth, franchise license sales and the sale of the company-owned branches to existing and new franchises. Sales of products to franchisees, which were 5.7 percent of Merry Maids’ operating revenue in 2012, increased 7.7 percent compared to 2011, driven by higher equipment sales.

Merry Maids’ Operating Performance decreased $4.0 million for the year ended December 31, 2012 compared to 2011. Technology costs of $4.2 million were recorded in 2012, which related to the abandonment of certain internally developed software. Additionally, key executive transition charges of $0.6 million, which included separation charges related to the resignation of the former President of Merry Maids, and a gain of $1.3 million, resulting from the sale of the company-owned branches, were recorded in 2011. The remaining $0.9 million increase reflects the impact of higher operating revenue and improved labor efficiencies.

The Operating Performance of SMAC and the Company’s headquarters functions decreased $10.1 million for the year ended December 31, 2012 compared to 2011. The segment’s Operating Performance included interest and net investment income of $0.1 million and $1.0 million for the years ended December 31, 2012 and 2011, respectively. Additionally, key executive transition charges of $1.2 million and $4.7 million were recorded for the years ended December 31, 2012 and 2011, respectively, which included recruiting costs and signing bonuses related to the hiring of Hank Mullany, our former CEO, Roger Cregg, our former CFO, and other key executives and separation charges related to the resignation of Steve Martin, also a former CFO. The remaining $12.7 million decrease in Operating Performance primarily reflects higher expenses in our automobile, general liability and workers’ compensation insurance programs due primarily to the reversal, in 2011, of claims reserves driven by favorable claims experience, and higher technology costs related to PCI standards compliance purposes.

Year ended December 31, 2011

The segment reported a 2.3 percent increase in operating revenue, a 1.7 percent improvement in operating loss and a 0.6 percent improvement in Operating Performance for the year ended December 31, 2011 compared to 2010.

Merry Maids, which accounted for 93.5 percent of the segment’s operating revenue in 2011, reported a 3.0 percent increase in operating revenue, a 7.0 percent increase in operating income and a 1.9 percent increase in Operating Performance for the year ended December 31, 2011 compared to 2010. Revenue from company-owned branches, which was 75.4 percent of Merry Maids’ operating revenue in 2011, increased 0.7 percent compared to 2010, driven by improved price realization, offset, in part, by a 0.3 percent decline in average customer counts. Absolute customer counts as of December 31, 2011 compared to 2010 declined 3.6 percent driven by the sale of ten company-owned branches to existing and new franchisees in the fourth quarter of 2011, offset, in part, by a 630 bps increase in the customer retention rate. Royalty fees, which were 19.3 percent of Merry Maids’ operating revenue in 2011, increased 6.3 percent compared to 2010, primarily driven by market expansion.

Merry Maids’ Operating Performance increased $0.4 million for the year ended December 31, 2011 compared to 2010. Key executive transition charges of $0.6 million were recorded in 2011, which included separation charges related to the resignation of the former President of Merry Maids. Additionally, a gain of $1.3 million was recorded in 2011, resulting from the sale of the company-owned branches. The remaining $0.3 million decrease reflects an increase in sales and marketing expense, fuel costs and incentive compensation expense, offset, in part, by the impact of higher operating revenue.

The Operating Performance of SMAC and the Company’s headquarters functions increased $0.2 million for the year ended December 31, 2011 compared to the year ended December 31, 2010. The segment’s Operating Performance included interest and net investment income of $1.0 million and $1.8 million for the years ended December 31, 2011 and 2010, respectively. Additionally, key executive transition charges of $4.7 million and $5.0 million were recorded for the years ended December 31, 2011 and 2010, respectively, which included recruiting costs and signing bonuses related to the hiring of Hank Mullany, our new CEO, and Roger Cregg, a now former CFO, and separation charges related to the resignation of Steve Martin, also a former CFO, and the retirement of Pat Spainhour, our former CEO. The remaining $0.7 million increase in Operating Performance primarily reflects lower spending in the Company’s centers of excellence, as well as favorable claims trends in our automobile, general liability and workers’ compensation program, offset, in part, by higher technology costs related to PCI standards compliance purposes and higher incentive compensation expense.

Discontinued Operations

In the first quarter of 2011, ServiceMaster concluded that TruGreen LandCare did not fit within the long-term strategic plans of the Company and committed to a plan to sell the business. On April 21, 2011, the Company entered into a purchase agreement to sell TruGreen LandCare, and the disposition was effective as of April 30, 2011. As a result of the decision to sell this business, a $34.2 million impairment charge ($21.0 million, net of tax) was recorded in loss from discontinued operations, net of income taxes, in the first quarter of 2011 to reduce the carrying value of TruGreen LandCare’s assets to their estimated fair value less cost to sell in accordance with applicable accounting standards. Upon completion of the sale, a $6.2 million loss on sale ($1.9 million, net of tax) was recorded. During the year ended December 31, 2012, upon finalization of certain post-closing adjustments and disputes, the Company recorded an additional $1.3 million loss on sale ($0.5 million gain, net of tax).

During the year ended December 31, 2010, the Company recorded pre-tax non-cash impairment charges of $46.9 million ($28.7 million, net of tax) associated with the goodwill and trade name at TruGreen LandCare in loss from discontinued operations, net of income taxes.

The components of loss from discontinued operations, net of income taxes, and the reconciliation of operating loss to Adjusted EBITDA and Operating Performance for the years ended December 31, 2012, 2011 and 2010 are as follows:

	Year Ended December 31,
(In thousands)	2012	2011	2010
Operating loss (1)	$(1,138)	$(40,620)	$(49,971)
Benefit for income taxes(1)	(453)	(15,461)	(17,973)
Operating loss, net of income taxes(1)	(685)	(25,159)	(31,998)
Gain (loss) on sale, net of income taxes	485	(1,857)	—
Loss from discontinued operations, net of income taxes(1)	$(200)	$(27,016)	$(31,998)

Operating loss (1)	$(1,138)	$(40,620)	$(49,971)
Interest expense	—	16	46
Depreciation and amortization expense	—	3,509	11,524
EBITDA	(1,138)	(37,095)	(38,401)
Non-cash goodwill and trade name impairment(1)	—	34,185	46,884
Adjusted EBITDA	—	(2,910)	8,483
Non-cash credits attributable to purchase accounting	—	(154)	(621)
Restructuring (credits) charges	—	(203)	778
Operating Performance	$(1,138)	$(3,267)	$8,640

(1)              During 2011, a pre-tax non-cash impairment charge of $34.2 million ($21.0 million, net of tax) was recorded to reduce the carrying value of TruGreen LandCare’s assets to their estimated fair value less cost to sell in accordance with applicable accounting standards. Also includes goodwill and trade name impairments of $46.9 million ($28.7 million, net of tax) in 2010.

Financial Position and Liquidity

Cash Flows from Operating Activities from Continuing Operations

Net cash provided from operating activities from continuing operations decreased $60.4 million to $234.6 million for the year ended December 31, 2012 compared to $295.0 million for the year ended December 31, 2011 and $222.5 million for the year ended December 31, 2010.

Net cash provided from operating activities in 2012 was comprised of $312.4 million in earnings adjusted for non-cash charges and $3.0 million in premiums received on issuance of the 8% Notes, offset, in part, by a $20.5 million increase in cash required for working capital, $42.9 million in cash payments for the call premium paid on the redemption of $996 million aggregate principal amount of the 2015 Notes and $17.3 million in cash payments related to restructuring charges. Working capital requirements were adversely impacted by the timing of interest payments on the Senior Notes and decreased accruals for incentive compensation.

Net cash provided from operating activities in 2011 was comprised of $334.4 million in earnings adjusted for non-cash charges, offset, in part, by $7.5 million in cash payments related to restructuring charges and a $31.9 million increase in cash required for working capital. For the year ended December 31, 2011, working capital requirements were adversely impacted by a reduction in reserve levels under certain self-insurance programs and unrecognized tax benefits.

Net cash provided from operating activities in 2010 was comprised of $253.8 million in earnings adjusted for non-cash charges, offset, in part, by $10.8 in cash payments related to restructuring charges and a $20.5 million increase in cash required for working capital. For the year ended December 31, 2010 working capital requirements were adversely impacted by growth in accounts receivable balances, due in part to unfavorable collection trends partially attributable to increases in revenue in service lines with longer than average collection terms. Also adversely impacting working capital requirements was a reduction in reserve levels under certain self-insurance programs. Working capital requirements were favorably impacted by a change in the timing of payments to our vendors and increased accruals for incentive compensation.

Cash Flows from Investing Activities from Continuing Operations

Net cash used for investing activities from continuing operations was $118.3 million for the year ended December 31, 2012 compared to $135.2 million for the year ended December 31, 2011 and $175.1 million for the year ended December 31, 2010.

Capital expenditures decreased to $73.2 million in 2012 from $96.5 million in 2011 and $134.2 million in 2010 and included recurring capital needs, including vehicle fleet purchases in 2010 and 2011, and information technology projects, including a new operating system and telecommunications infrastructure at TruGreen and a new operating system at American Home Shield. The Company anticipates that capital expenditures for the full year 2013 will range from $85.0 million to $95.0 million, reflecting recurring needs and the continuation of investments in information systems and productivity enhancing technology including new operating systems at TruGreen, American Home Shield and Merry Maids. The Company fulfilled our vehicle fleet needs through vehicle capital leases in 2012 and expects to fulfill our ongoing vehicle fleet needs in the same manner. The Company has no additional material capital commitments at this time.

Cash payments for acquisitions in 2012 totaled $46.1 million, compared with $44.4 million in 2011 and $57.9 million in 2010. Consideration paid for tuck-in acquisitions consisted of cash payments and debt payable to sellers. The Company expects to continue its tuck-in acquisition program at levels consistent with prior periods.

Cash flows used for notes receivable, financial investments and securities, net in 2012 were $1.2 million and were primarily driven by increased investments in marketable securities at American Home Shield and growth in customer financing through SMAC. Cash flows provided from notes receivable, financial investments and securities, net were $3.0 million for the year ended December 31, 2011 compared to $20.4 million for the year ended

December 31, 2010. Cash flows provided from notes receivable, financial instruments and securities, net in 2010 included the return of the Company’s investment in previously leased real estate facilities of $22.0 million.

Cash Flows from Financing Activities from Continuing Operations

Net cash used for financing activities from continuing operations was $18.0 million for the year ended December 31, 2012 compared to $102.2 million for the year ended December 31, 2011 and $46.4 million for the year ended December 31, 2010. During 2012, the Company sold $1.350 billion aggregate principal amount of the 7.000% Notes and the 8% Notes and used a majority of the proceeds to redeem $996.0 million aggregate principal amount of the 2015 Notes and to repay $276.3 million of outstanding borrowings under the Term Facilities. During 2012, the Company made scheduled principal payments on long-term debt of $55.7 million, made payments on other long-term financing obligations of $6.9 million and paid debt issuance costs of $33.1 million related to the sale of the 7.000% Notes and the 8% Notes. During 2011, the Company borrowed $4.0 million under other financing arrangements, purchased from Holdings $65.0 million face value of 2015 Notes and made scheduled principal payments of long-term debt of $40.9 million. During the year ended December 31, 2010, the Company borrowed and repaid $5.0 million under the Revolving Credit Facility, borrowed $10.0 million under other financing arrangements, made scheduled principal payments of long-term debt of $43.8 million and made repayments of $12.5 million in connection with purchases of properties previously under lease.

Liquidity

The Company is highly leveraged, and a substantial portion of the Company’s liquidity needs are due to service requirements on indebtedness incurred in connection with the Merger, some of which has been refinanced, and from funding the Company’s operations, working capital and capital expenditures. The agreements governing the Term Facilities, the Revolving Credit Facility and the Indenture contain covenants that limit or restrict the ability of the Company to incur additional indebtedness, repurchase debt, incur liens, sell assets, make certain payments (including dividends) and enter into transactions with affiliates. As of December 31, 2012, the Company was in compliance with the covenants under these agreements that were in effect on such date.

The Company’s ongoing liquidity needs are expected to be funded by cash on hand, net cash provided by operating activities and, as required, borrowings under the Revolving Credit Facility. We expect that cash provided from operations and available capacity under the Revolving Credit Facility will provide sufficient funds to operate our business, make expected capital expenditures and meet our liquidity requirements through December 31, 2013, including payment of interest and principal on our debt. As of December 31, 2012, the Company had $447.7 million of remaining capacity available under the Revolving Credit Facility.

Cash and Marketable Securities

Cash and short- and long-term marketable securities totaled $568.5 million as of December 31, 2012, compared with $471.4 million as of December 31, 2011. As of December 31, 2012 and 2011, $243.7 million and $226.2 million, respectively, of the cash and short- and long-term marketable securities balances were associated with regulatory requirements at American Home Shield and for other purposes. Such amounts are identified as being potentially unavailable to be paid to the Company by its subsidiaries. American Home Shield’s investment portfolio has been invested in a combination of high quality, short duration fixed income securities and equities. The Company closely monitors the performance of the investments. From time to time, the Company reviews the statutory reserve requirements to which its regulated entities are subject and any changes to such requirements. These reviews may result in identifying current reserve levels above or below minimum statutory reserve requirements, in which case the Company may adjust its reserves. The reviews may also identify opportunities to satisfy certain regulatory reserve requirements through alternate financial vehicles.

Fleet and Equipment Financing Arrangements

A portion of the Company’s vehicle fleet and some equipment are leased through month-to-month operating leases, cancelable at the Company’s option. There are residual value guarantees by the Company (which approximate 84 percent of the estimated terminal value at the inception of the lease) relative to these vehicles and equipment, which historically have not resulted in significant net payments to the lessors. The fair value of the assets under all of the fleet and equipment leases is expected to substantially mitigate the Company’s guarantee obligations under the agreements. As of December 31, 2012, the Company’s residual value guarantees related to the leased assets totaled $20.2 million for which the Company has recorded as a liability the estimated fair value of these guarantees of $0.3 million in the Consolidated Statements of Financial Position.

The Company has entered into a fleet management services agreement (the “Fleet Agreement”) which, among other things, allows the Company to obtain fleet vehicles through a leasing program. The Company fulfilled substantially all of its vehicle fleet needs in 2012 through the leasing program under the Fleet Agreement. As of December 31, 2012, the Company had acquired $41.9 million of vehicles under the Fleet Agreement leasing program. All leases under the Fleet Agreement are capital leases for accounting purposes. The lease rental payments include an interest component calculated using a variable rate based on one-month LIBOR plus other contractual adjustments and a borrowing margin totaling 2.45%. The Company has no minimum commitment for the number of vehicles to be obtained under the Fleet Agreement. The Company anticipates that new lease financings under the Fleet Agreement for the full year 2013 will range from $45 million to $55 million.

Under the terms of its fuel swap contracts, the Company is required to post collateral in the event that the fair value of the contracts exceeds a certain agreed upon liability level and in other circumstances required by the counterparty. As of December 31, 2012, the estimated fair value of the Company’s fuel swap contracts was a net asset of $1.8 million, and the Company had posted $4.0 million in letters of credit as collateral under its fuel hedging program, none of which were issued under the Company’s Revolving Credit Facility. The continued use of letters of credit for this purpose could limit the Company’s ability to post letters of credit for other purposes and could limit the Company’s borrowing availability under the Revolving Credit Facility. However, the Company does not expect the fair value of its outstanding fuel swap contracts to materially impact its financial position or liquidity.

Revolving Credit Facility

On January 30, 2012, ServiceMaster entered into the Extension Amendment and the Increase Supplement to its Revolving Credit Facility. After effectiveness on February 13, 2012 of the Extension Amendment and the Increase Supplement, we have available borrowing capacity under the Revolving Credit Facility of $447.7 million through July 24, 2013, $324.2 million from July 25, 2013 through July 24, 2014 and $265.2 million from July 25, 2014 through January 31, 2017. The Company will continue to have access to letters of credit up to $75.0 million through January 31, 2017.

Senior Notes

During the fourth quarter of 2011, the Company purchased $65.0 million in face value of the 2015 Notes from Holdings for a cost of $68.0 million, which included payment of accrued interest of $3.0 million. The debt acquired by the Company was retired, and the Company discontinued the payment of interest. The Company recorded a loss on extinguishment of debt of $0.8 million in its Consolidated Statements of Operations and Comprehensive (Loss) Income for the year ended December 31, 2011 for the write-off of unamortized debt issuance costs related to the extinguished debt.

In February 2012, the Company sold in transactions exempt from registration under the Securities Act of 1933, as amended, $600 million aggregate principal amount of 8% Notes. In connection therewith, the Company entered into a registration rights agreement, pursuant to which the Company filed with the SEC a registration statement with respect to the exchange of the 8% Notes for similar notes that are publicly registered, which was declared effective on April 27, 2012. The 8% Notes will mature on February 15, 2020 and bear interest at a rate of 8 percent per annum. The proceeds from the 8% Notes, together with available cash, were used to redeem $600 million in aggregate principal amount of the Company’s outstanding 2015 Notes in the first quarter of 2012. Following this redemption, $396 million aggregate principal amount of the 2015 Notes remained outstanding.

In August 2012, the Company sold in transactions exempt from registration under the Securities Act of 1933, as amended, $750 million aggregate principal amount of 7.000% Notes. In connection therewith, the Company entered into a registration rights agreement, pursuant to which the Company agreed to file with the SEC a registration statement with respect to the exchange of the Notes for similar notes that are publicly registered and to cause the registration statement to become effective before August 21, 2013. The 7.000% Notes will mature on August 15, 2020 and bear interest at a rate of 7 percent per annum. The Company used a majority of the proceeds from the 7.000% Notes to redeem the remaining $396 million aggregate principal amount of its 2015 Notes and to repay $276 million of outstanding borrowings under its Term Facilities during the third quarter of 2012. The Company recorded a loss on extinguishment of debt of $55.6 million in its Consolidated Statements of Operations and Comprehensive (Loss) Income for the year ended December 31, 2012 related to these transactions and the redemption of the 2015 Notes in the first quarter of 2012 discussed above. The 8% Notes and the 7.000% Notes are jointly and severally guaranteed on a senior unsecured basis by the Company’s domestic subsidiaries that guarantee our indebtedness under the Credit Facilities (the “Guarantors”). The 8% Notes and the 7.000% Notes are not guaranteed by any of our non-U.S. subsidiaries, any subsidiaries subject to regulation as an insurance, home warranty or similar company, or certain other subsidiaries (the “Non-Guarantors”).

Term Facilities

On August 22, 2012, the Company entered into an amendment (the “2012 Term Loan Facility Amendment”) to its Term Loan Facility to amend the credit agreement governing the Term Loan Facility (the “Credit Agreement”) primarily to extend the maturity date of a portion of the borrowings under the Term Loan Facility. Prior to the 2012 Term Loan Facility Amendment, the Term Loan Facility had a maturity date of July 24, 2014. Pursuant to the 2012 Term Loan Facility Amendment, $1.001 billion of outstanding borrowings under the Term Loan Facility (the “Tranche B Loans”) will have a maturity date of January 31, 2017. The remaining portion of $1.219 billion of outstanding borrowings (the “Tranche A Loans”) continued to have a maturity date of July 24, 2014. The interest rates applicable to the loans under the Term Loan Facility are based on a fluctuating rate of interest measured by reference to either, at ServiceMaster’s option, (i) an adjusted London inter-bank offered rate (adjusted for maximum reserves), plus a borrowing margin or (ii) an alternate base rate, plus a borrowing margin. As of December 31, 2012, the borrowing margin for the outstanding loans with a maturity date of January 31, 2017 was 4.25 percent and for the outstanding loans with a maturity date of July 24, 2014 was 2.50 percent per annum. The 2012 Term Loan Facility Amendment also includes mechanics for future extension amendments, permits borrower buy-backs of term loans, increases the size of certain baskets and makes certain other changes to the Credit Agreement, including the reduction of the availability under the L/C Facility from $150.0 million to $137.6 million.

On February 22, 2013, the Company entered into Amendment No. 2 to its Term Loan Facility (the “2013 Term Loan Facility Amendment”) to amend the Credit Agreement primarily to extend the maturity date of a portion of the borrowings under the Term Loan Facility. Pursuant to the 2013 Term Loan Facility Amendment, the maturity of the outstanding Tranche A loans was extended, and such loans were converted into a new tranche of term loans in an aggregate principal amount, along with new loans extended by certain new lenders, of $1.220 billion (the “Tranche C loans”). The maturity date for the new Tranche C loans is January 31, 2017. The interest rates applicable to the Tranche C loans under the Term Loan Facility are based on a fluctuating rate of interest measured by reference to either, at the Company’s option, (i) an adjusted London inter-bank offered rate (adjusted for maximum reserves) plus 3.25 percent, with a minimum adjusted London inter-bank offered rate of 1.00 percent or (ii) an alternate base rate plus 2.25 percent, with a minimum alternate base rate of 2.00 percent. As part of the 2013 Term Loan Facility Amendment, the Company paid an original issue discount equal to 1.00 percent of the outstanding borrowings, or $12.2 million. Voluntary prepayments of borrowings under the Tranche C Loans are permitted at any time, in minimum principal amounts, without premium or penalty, subject to a 1.00 percent premium payable in connection with certain repricing transactions within the first year.

As a result of the 2012 Term Loan Facility Amendment and the 2013 Term Loan Facility Amendment, the Company will have approximately $2.220 billion of outstanding borrowings maturing January 31, 2017.

Accounts Receivable Securitization

The Company has an accounts receivable securitization arrangement under which Terminix and TruGreen may sell certain eligible trade accounts receivable to ServiceMaster Funding Company LLC (“Funding”), the Company’s wholly owned, bankruptcy-remote subsidiary, which is consolidated for financial reporting purposes.

Funding, in turn, may transfer, on a revolving basis, an undivided percentage ownership interest of up to $50.0 million in the pool of accounts receivable to one or both of the unrelated purchasers who are parties to the accounts receivable securitization arrangement (“Purchasers”). The amount of the eligible receivables varies during the year based on seasonality of the businesses and could, at times, limit the amount available to the Company from the sale of these interests. As of December 31, 2012, the amount of eligible receivables was approximately $39.2 million.

During the years ended December 31, 2012 and 2011, there were no transfers of interests in the pool of trade accounts receivable to Purchasers under this arrangement. As of December 31, 2012 and 2011, the Company had $10.0 million outstanding under the arrangement and, as of December 31, 2012 had $29.2 million of remaining capacity available under the accounts receivable securitization arrangement.

The accounts receivable securitization arrangement is a 364-day facility scheduled to mature on October 23, 2013. Unless the arrangement is renegotiated or extended prior to its expiration, all obligations under the accounts receivable securitization arrangement must be repaid by October 23, 2013.

Limitations on Distributions and Dividends by Subsidiaries

As a holding company, we depend on our subsidiaries to distribute funds to us so that we may pay our obligations and expenses, including our debt service obligations. The ability of our subsidiaries to make distributions and dividends to us depends on their operating results, cash requirements and financial condition and general business conditions, as well as restrictions under the laws of its subsidiaries’ jurisdictions.

The payment of ordinary and extraordinary dividends by the Company’s subsidiaries that are regulated as insurance, home warranty or similar companies is subject to applicable state law limitations. Insurance subsidiaries and home warranty and similar subsidiaries (through which ServiceMaster conducts its American Home Shield business) are subject to significant regulatory restrictions under the laws and regulations of the states in which they operate. Among other things, such laws and regulations require certain such subsidiaries to maintain minimum capital and net worth requirements and may limit the amount of ordinary and extraordinary dividends and other payments that these subsidiaries can pay to ServiceMaster. For example, certain states prohibit payment by these subsidiaries to ServiceMaster of dividends in excess of 10% of their capital as of the most recent year end, as determined in accordance with prescribed insurance accounting practices in those states. Of the $243.7 million as of December 31, 2012, which we identify as being potentially unavailable to be paid to the Company by its subsidiaries, approximately $188.7 million is held by our home warranty and insurance subsidiaries and is subject to these regulatory limitations on the payment of funds to us. We expect that such limitations are expected to be in effect in 2013. The remainder of the $243.7 million, or $55.0 million, is related to amounts that the Company’s management does not consider readily available to be used to service indebtedness due, among other reasons, to the Company’s cash management practices and working capital needs at various subsidiaries. None of the subsidiaries of ServiceMaster are obligated to make funds available to ServiceMaster through the payment of dividends.

We consider undistributed earnings of our foreign subsidiaries as of December 31, 2012 to be indefinitely reinvested and, accordingly, no U.S. income taxes have been provided thereon. The amount of cash associated with indefinitely reinvested foreign earnings was approximately $28.7 million and $24.1 million as of December 31, 2012 and 2011, respectively. We have not repatriated, nor do we anticipate the need to repatriate, funds to the United States to satisfy domestic liquidity needs arising in the ordinary course of business, including liquidity needs associated with our domestic debt service requirements.

Contractual Obligations

The following table presents the Company’s contractual obligations and commitments as of December 31, 2012. See discussion above in Liquidity for information on the 2013 Term Loan Facility Amendment entered into in February 2013, which is not reflected in the table below.

(In millions)	Total	Less than 1 Yr	1 - 3 Yrs	3 - 5 Yrs	More than 5 Yrs
Principal repayments*	$3,981.6	$41.6	$1,256.2	$976.6	$1,707.2
Capital leases	46.5	10.6	21.0	14.8	0.1
Estimated interest payments(1)	1,425.8	214.8	362.1	300.5	548.4
Non-cancelable operating leases(2)	140.6	42.0	53.9	27.4	17.3
Purchase obligations:
Supply agreements and other(3)	97.2	50.6	27.2	17.4	2.0
Outsourcing agreements(4)	76.3	23.9	20.1	21.3	11.0
Other long-term liabilities:*
Insurance claims	168.9	83.0	34.5	11.9	39.5
Discontinued Operations	0.9	0.9	—	—	—
Other, including deferred compensation trust(2)	15.2	1.5	2.1	2.0	9.6
Total Amount	$5,953.0	$468.9	$1,777.1	$1,371.9	$2,335.1

*                      These items are reported in the Consolidated Statements of Financial Position.

(1)              These amounts represent future interest payments related to the Company’s existing debt obligations based on fixed and variable interest rates and principal maturities specified in the associated debt agreements. Payments related to variable debt are based on applicable rates at December 31, 2012 plus the specified margin in the associated debt agreements for each period presented as of December 31, 2012. The estimated debt balance (including capital leases) as of each fiscal year end from 2013 through 2017 is $3.976 billion, $2.726 billion, $2.699 billion, $2.676 billion and $1.707 billion, respectively. The weighted-average interest rate (including interest rate swaps) on the estimated debt balances at each fiscal year end from 2013 through 2017 is expected to be 5.6 percent, 6.3 percent, 6.3 percent, 6.3 percent and 7.4 percent, respectively. See Note 12 of our consolidated financial statements included elsewhere in this prospectus for the terms and maturities of existing debt obligations.

(2)              A portion of the Company’s vehicle fleet and some equipment are leased through operating leases. The lease terms are non-cancelable for the first twelve-month term, and then are month-to-month, cancelable at the Company’s option. The amounts in non-cancelable operating leases exclude all prospective cancelable payments under these agreements. There are residual value guarantees by the Company (which approximate 84 percent of the estimated terminal value at the inception of the lease) relative to these vehicles and equipment, which historically have not resulted in significant net payments to the lessors. The fair value of the assets under all of the fleet and equipment leases is expected to substantially mitigate the Company’s guarantee obligations under the agreements. As of December 31, 2012, the Company’s residual value guarantees related to the leased assets totaled $20.2 million for which the Company has recorded as a liability the estimated fair value of these guarantees of $0.3 million in the Consolidated Statements of Financial Position. This liability has been included in other long-term liabilities above.

(3)              These obligations include commitments for various products and services including, among other things, inventory purchases, telecommunications services, marketing and advertising services and other professional services. Arrangements are considered purchase obligations if a contract specifies all significant terms, including fixed or minimum quantities to be purchased, a pricing structure and approximate timing of the transactions. Most arrangements are cancelable without a significant penalty and with short notice (usually 30-120 days) and amounts reflected above include the minimum contractual obligation of the Company (inclusive of applicable cancellation penalties). For obligations with significant penalties associated with termination, the minimum required expenditures over the term of the agreement have been included in the table above.

(4)              Outsourcing agreements include commitments for the purchase of certain outsourced services from third-party vendors (see further discussion of the Company’s agreement with IBM below). Because the services provided through these agreements are integral to the operations of the Company, the Company has concluded that it is appropriate to include the total anticipated costs for services under these agreements in the table above.

On December 11, 2008, the Company entered into an agreement with IBM pursuant to which IBM provides information technology operations and applications development services (collectively, the “IT Services”) to the Company. ServiceMaster pays IBM for the IT Services under the agreement through a combination of fixed and variable charges, with variable charges fluctuating based on the Company’s actual need for IT Services. For the year ended December 31, 2012, the Company paid IBM $22.4 million for the IT Services.

The Company expects to phase out a significant portion of its use of IT Services from IBM by the end of 2013, but does not expect its costs for IT Services to increase materially. The figures in the table above reflect expected spend with IBM of $7.5 million for 2013 as the IT Services are reduced.

In March 2012, the Company and IBM entered into an amendment (the “IBM Amendment”) to the information technology outsourcing services agreement, modifying the terms pursuant to which IBM provides IT services to the Company and its subsidiaries. The IBM Amendment facilitates the expected phase-out through 2013 of a significant portion of the services provided to the Company by IBM as of December 31, 2011. The terms and provisions of the IBM Amendment: (i) remove the Company’s existing minimum revenue commitment to IBM; (ii) extend from 24 months to 36 months the availability of termination assistance from IBM for application development and maintenance services; (iii) allow ServiceMaster to terminate the Agreement related to network, infrastructure and end-user services for convenience upon 60 days’ notice with no termination fees; (iv) significantly reduce termination fees for disaster recovery services; and (v) eliminate termination fees for application development services if the Company terminates such services after September 2013.

In August 2012, the Company and IBM entered into a separate amendment to the information technology outsourcing services agreement, further modifying the terms pursuant to which IBM provides IT services to the Company and its subsidiaries. The amendment deletes the service levels associated with the information technology infrastructure services that have been eliminated through August 1, 2012 and amends provisions of the agreement relating to the service levels for the remaining application maintenance services. The terms of the two IBM amendments accelerate the phase out of a significant portion of the information technology services provided by IBM.

Due to the uncertainty with respect to the timing of future cash flows associated with unrecognized tax benefits at December 31, 2012, the Company is unable to reasonably estimate the period of cash settlement with the respective taxing authority. Accordingly, $8.3 million of unrecognized tax benefits have been excluded from the contractual obligations table above. See the discussion of income taxes in Note 5 of our consolidated financial statements included elsewhere in this prospectus.

As further described above in Liquidity, the Company entered into the 2013 Term Loan Facility Amendment in February 2013. The following table presents the Company’s contractual obligations and commitments as of December 31, 2012 as if the 2013 Term Loan Facility Amendment had occurred on December 31, 2012. This pro forma presentation impacts the Principal repayments, Estimated interest payments and Total Amount rows only. No other changes have been made from the information presented in the contractual obligations table above.

(In millions)	Total	Less than 1 Yr	1 - 3 Yrs	3 - 5 Yrs	More than 5 Yrs
Principal repayments	$3,982.5	$41.6	$73.7	$2,160.0	$1,707.2
Capital leases	46.5	10.6	21.0	14.8	0.1
Estimated interest payments	1,582.2	233.5	445.5	354.8	548.4
Non-cancelable operating leases	140.6	42.0	53.9	27.4	17.3
Purchase obligations:
Supply agreements and other	97.2	50.6	27.2	17.4	2.0
Outsourcing agreements	76.3	23.9	20.1	21.3	11.0
Other long-term liabilities:
Insurance claims	168.9	83.0	34.5	11.9	39.5
Discontinued Operations	0.9	0.9	—	—	—
Other, including deferred compensation trust	15.2	1.5	2.1	2.0	9.6
Total Amount	$6,110.3	$487.6	$678.0	$2,609.6	$2,335.1

Financial Position—Continuing Operations

Receivables increased from prior year levels, reflecting accounts receivable growth at American Home Shield and product sales and termite completions at Terminix.

Prepaid expenses and other assets decreased from prior year levels, reflecting a reduction in prepaid marketing expense at Terminix.

Current deferred tax assets increased from prior year levels, reflecting the reclassification of certain net operating losses from long-term to current.

Property and equipment increased from prior year levels, reflecting purchases for recurring capital needs, information technology projects and vehicles.

Goodwill decreased from prior year levels as a result of a goodwill impairment in 2012 in the TruGreen business. See Note 1 to our consolidated financial statements included elsewhere in this prospectus for further information.

Intangible assets decreased from prior year levels due to amortization expense and a trade name impairment in 2012 in the TruGreen business. See Note 1 to our consolidated financial statements included elsewhere in this prospectus for further information.

Debt issuance costs increased from prior year levels due to debt issuance costs paid related to the sale of the 7.000% Notes and the 8% Notes, partially offset by write-offs of debt issuance costs related to the redemption of the 2015 Notes and an early principal payment on the Term Loan Facilities and amortization expense being recorded.

Accounts payable increased from prior year levels, reflecting a change in the timing of payments to vendors.

Accrued payroll and related expense decreased from prior year levels, reflecting a reduction in accrued incentive compensation expense.

Accrued self-insurance claims and related expenses increased from prior year levels, reflecting an increase in accruals for home warranty claims in the American Home Shield business.

Accrued interest payable decreased from prior year levels, reflecting interest payments made in conjunction with the redemption of the 2015 Notes.

Deferred revenue increased from prior year levels, primarily reflecting higher revenue deferrals at American Home Shield.

Long-term debt increased from prior year levels, reflecting the issuance of the 7.000% Notes and the 8% Notes, offset, in part, by the redemption of the 2015 Notes and payments made on the Term Loan Facilities, as discussed in “Liquidity”, and scheduled principal payments.

Non-current deferred tax liabilities decreased from prior year levels, reflecting the goodwill and trade name impairment, offset, in part, by the reclassification of certain net operating losses from long-term to current.

Other long-term obligations, primarily self-insured claims, decreased from prior year levels, reflecting decreases in the fair value liability recorded for interest rate swap contracts and reductions in required reserve levels under certain of our self-insurance programs.

Total shareholder’s equity was $554.7 million as of December 31, 2012 compared to $1.248 billion as of December 31, 2011.

Financial Position—Discontinued Operations

The assets and liabilities related to discontinued operations have been classified in a separate caption on the Consolidated Statements of Financial Position.

Off-Balance Sheet Arrangements

The Company has off-balance sheet arrangements in the form of guarantees as discussed in Note 9 of our consolidated financial statements included elsewhere in this prospectus.

Critical Accounting Policies and Estimates

The preparation of the Consolidated Financial Statements requires management to make certain estimates and assumptions required under GAAP which may differ from actual results. The more significant areas requiring the use of management estimates relate to revenue recognition; the allowance for uncollectible receivables; accruals for self-insured retention limits related to medical, workers’ compensation, auto and general liability insurance claims; accruals for home warranties and termite damage claims; the possible outcome of outstanding litigation; accruals for income tax liabilities as well as deferred tax accounts; the deferral and amortization of customer acquisition costs; useful lives for depreciation and amortization expense; the valuation of marketable securities; and the valuation of tangible and intangible assets. In 2012, there have been no changes in the significant areas that require estimates or in the underlying methodologies used in determining the amounts of these associated estimates.

The allowance for receivables is developed based on several factors including overall customer credit quality, historical write-off experience and specific account analyses that project the ultimate collectability of the outstanding balances. As such, these factors may change over time causing the reserve level to vary.

The Company carries insurance policies on insurable risks at levels which it believes to be appropriate, including workers’ compensation, auto and general liability risks. The Company purchases insurance from third-party insurance carriers. These policies typically incorporate significant deductibles or self-insured retentions. The Company is responsible for all claims that fall within the retention limits. In determining the Company’s accrual for self-insured claims, the Company uses historical claims experience to establish both the current year accrual and the underlying provision for future losses. This actuarially determined provision and related accrual include both known claims, as well as incurred but not reported claims. The Company adjusts its estimate of accrued self-insured claims when required to reflect changes based on factors such as changes in health care costs, accident frequency and claim severity.

Accruals for home warranty claims in the American Home Shield business are made based on the Company’s claims experience and actuarial projections. Termite damage claim accruals in the Terminix business are recorded based on both the historical rates of claims incurred within a contract year and the cost per claim. Current activity could differ causing a change in estimates. The Company has certain liabilities with respect to existing or potential claims, lawsuits, and other proceedings. The Company accrues for these liabilities when it is probable that future costs will be incurred and such costs can be reasonably estimated. Any resulting adjustments, which could be material, are recorded in the period identified.

The Company records deferred income tax balances based on the net tax effects of temporary differences between the carrying value of assets and liabilities for financial reporting purposes and income tax purposes. The Company records its deferred tax items based on the estimated value of the tax basis. The Company adjusts tax estimates when required to reflect changes based on factors such as changes in tax laws, relevant court decisions, results of tax authority reviews and statutes of limitations. The Company records a liability for unrecognized tax benefits resulting from uncertain tax positions taken or expected to be taken in a tax return. The Company recognizes potential interest and penalties related to its uncertain tax positions in income tax expense.

Revenues from lawn care and pest control services, as well as liquid and fumigation termite applications, are recognized as the services are provided. The Company eradicates termites through the use of non-baiting methods (e.g., fumigation or liquid treatments) and baiting systems. Termite services using baiting systems, termite inspection and protection contracts, as well as home warranties, are frequently sold through annual contracts for a one-time, upfront payment. Direct costs of these contracts (service costs for termite contracts and claim costs for home warranties) are expensed as incurred. The Company recognizes revenue over the life of these contracts in proportion to the expected direct costs. Those costs bear a direct relationship to the fulfillment of the Company’s obligations under the contracts and are representative of the relative value provided to the customer (proportional performance method). The Company regularly reviews its estimates of direct costs for its termite bait contracts and home warranties and adjusts the estimates when appropriate.

The Company has franchise agreements in its Terminix, TruGreen, ServiceMaster Clean, Merry Maids, Furniture Medic and AmeriSpec businesses. Franchise revenue (which in the aggregate represents approximately four percent of annual consolidated operating revenue from continuing operations) consists principally of continuing monthly fees based upon the franchisee’s customer level revenue. Monthly fee revenue is recognized when the related customer level revenue is reported by the franchisee and collectability is reasonably assured. Franchise revenue also includes initial fees resulting from the sale of a franchise or a license. These initial franchise or license fees are pre-established fixed amounts and are recognized as revenue when collectability is reasonably assured and all material services or conditions relating to the sale have been substantially performed.

Customer acquisition costs, which are incremental and direct costs of obtaining a customer, are deferred and amortized over the life of the related contract in proportion to revenue recognized. These costs include sales commissions and direct selling costs which can be shown to have resulted in a successful sale.

Fixed assets and intangible assets with finite lives are depreciated and amortized on a straight-line basis over their estimated useful lives. These lives are based on the Company’s previous experience for similar assets, potential market obsolescence and other industry and business data. As required by accounting standards for the impairment or disposal of long-lived assets, the Company’s long-lived assets, including fixed assets and intangible assets (other than goodwill), are tested for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. If the carrying value is no longer recoverable based upon the undiscounted future cash flows of the asset, an impairment loss would be recognized equal to the difference between the carrying amount and the fair value of the asset. Changes in the estimated useful lives or in the asset values could cause the Company to adjust its book value or future expense accordingly.

As required under accounting standards for goodwill and other intangibles, goodwill is not subject to amortization, and intangible assets with indefinite useful lives are not amortized until their useful lives are determined to no longer be indefinite. Goodwill and intangible assets that are not subject to amortization are subject to assessment for impairment by applying a fair-value based test on an annual basis or more frequently if circumstances indicate a potential impairment. The Company adopted the provisions of ASU 2011-08, “Testing Goodwill for Impairment,” in the fourth quarter of 2011. This Accounting Standards Update (“ASU”) gives entities the option of performing a qualitative assessment before calculating the fair value of a reporting unit in Step 1 of the goodwill impairment test. If entities determine, on the basis of qualitative factors, that the fair value of a reporting unit is more likely than not greater than its carrying amount, the two-step impairment test would not be required. For the 2012 annual goodwill impairment review performed as October 1, 2012, the Company did not perform qualitative assessments on any reporting units, but instead completed Step 1 of the goodwill impairment test for all reporting units. For the 2011 annual goodwill impairment review performed as of October 1, 2011, the Company performed qualitative assessments on the Terminix, American Home Shield and ServiceMaster Clean reporting units. Based on these assessments, the Company determined that, more likely than not, the fair values of Terminix, American Home Shield and ServiceMaster Clean were greater than their respective carrying amounts. As a result, the two-step goodwill impairment test was not performed for Terminix, American Home Shield and ServiceMaster Clean in 2011.

As permitted under accounting standards for goodwill and other intangibles prior to the adoption of ASU 2011-08, the Company carried forward a reporting unit’s valuation from the most recent valuation under the following conditions: the assets and liabilities of the reporting unit have not changed significantly since the most recent fair value calculation, the most recent fair value calculation resulted in an amount that exceeded the carrying amount of the reporting unit by a substantial margin and, based on the facts and circumstances of events that have occurred since the last fair value determination, the likelihood that a current fair value calculation would result in an impairment would be remote. For the 2010 annual goodwill impairment review performed as of October 1, 2010, the Company carried forward the valuations of the Terminix and ServiceMaster Clean reporting units completed as of October 1, 2009. The Company did not carry forward the valuations for any trade names for the 2010 annual trade name impairment review.

Goodwill impairment is determined using a two-step process. The first step involves a comparison of the estimated fair value of a reporting unit to its carrying amount, including goodwill. In performing the first step, the Company determines the fair value of a reporting unit using a combination of a DCF analysis, a market-based comparable approach and a market-based transaction approach. Determining fair value requires the exercise of significant judgment, including judgment about appropriate discount rates, terminal growth rates, the amount and timing of expected future cash flows, as well as relevant comparable company earnings multiples for the market-based comparable approach and relevant transaction multiples for the market-based transaction approach. The cash flows employed in the DCF analyses are based on the Company’s most recent budget and, for years beyond the budget, the Company’s estimates, which are based on estimated growth rates. The discount rates used in the DCF analyses are intended to reflect the risks inherent in the future cash flows of the respective reporting units. In addition, the market-based comparable and transaction approaches utilize comparable company public trading values, comparable company historical results, research analyst estimates and, where available, values observed in private market transactions. If the estimated fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is not impaired and the second step of the impairment test is not necessary. If the carrying amount of a reporting unit exceeds its estimated fair value, then the second step of the goodwill impairment test must be performed. The second step of the goodwill impairment test compares the implied fair value of the reporting unit’s goodwill with its goodwill carrying amount to measure the amount of impairment, if any. The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination. In other words, the estimated fair value of the reporting unit is allocated to all of the assets and liabilities of that unit (including any unrecognized intangible assets) as if the reporting unit had been acquired in a business combination and the fair value of the reporting unit was the purchase price paid. If the carrying amount of the reporting unit’s goodwill exceeds the implied fair value of that goodwill, an impairment is recognized in an amount equal to that excess.

The impairment test for other intangible assets not subject to amortization involves a comparison of the estimated fair value of the intangible asset with its carrying value. If the carrying value of the intangible asset exceeds its fair value, an impairment loss is recognized in an amount equal to that excess. The estimates of fair value of intangible assets not subject to amortization are determined using a DCF valuation analysis. The DCF methodology used to value trade names is known as the relief from royalty method and entails identifying the hypothetical cash flows generated by an assumed royalty rate that a third party would pay to license the trade names and discounting them back to the valuation date. Significant judgments inherent in this analysis include the selection of appropriate discount rates and hypothetical royalty rates, estimating the amount and timing of estimated future cash flows attributable to the hypothetical royalty rates and identification of appropriate terminal growth rate assumptions. The discount rates used in the DCF analyses are intended to reflect the risk inherent in the projected future cash flows generated by the respective intangible assets.

Goodwill and indefinite-lived intangible assets, primarily the Company’s trade names, are assessed annually for impairment during the fourth quarter or earlier upon the occurrence of certain events or substantive changes in circumstances. The Company performed an interim goodwill impairment analysis at TruGreen as of September 30, 2012 that resulted in a pre-tax non-cash goodwill impairment of $794.2 million. During the fourth quarter of 2012, the Company finalized its September 30, 2012 TruGreen valuation resulting in a $4.0 million adjustment to goodwill decreasing the 2012 goodwill impairment charge to $790.2 million. The Company’s 2012, 2011, and 2010 annual impairment analyses, which were performed as of October 1 of each year, did not result in any goodwill impairments.

The Company performed an interim trade name impairment analysis at TruGreen as of June 30, 2012 resulting in a pre-tax non-cash trade name impairment charge of $67.7 million recorded in the second quarter of 2012. Further, the Company performed an interim trade name impairment analysis at TruGreen as of September 30, 2012 resulting in a pre-tax non-cash trade name impairment charge of $51.0 million recorded in the third quarter of 2012.

The Company’s annual trade name impairment analyses, which were performed as of October 1 of each year, resulted in pre-tax non-cash impairment of $36.7 million in 2011 related to the TruGreen trade name. The Company’s October 1, 2012 and 2010 trade name impairment analyses did not result in any trade name impairments. The impairment charges by business segment for the years ended December 31, 2012 and 2011, as well as the remaining value of the trade names not subject to amortization by business segment as of December 31, 2012 and 2011 are as follows:

(In thousands)	Terminix	TruGreen	American Home Shield	ServiceMaster Clean	Other Operations & Headquarters(1)	Total
Balance at December 31, 2009 and 2010	$875,100	$762,200	$140,400	$152,600	$439,900	$2,370,200
2011 Impairment	—	(36,700)	—	—	—	(36,700)
Balance at December 31, 2011	875,100	725,500	140,400	152,600	439,900	2,333,500
2012 Impairment	—	(118,700)	—	—	—	(118,700)
Balance at December 31, 2012	$875,100	$606,800	$140,400	$152,600	$439,900	$2,214,800

(1)              The Other Operations and Headquarters segment includes Merry Maids.

The goodwill impairment charge recorded in 2012 was primarily attributable to a decline in forecasted 2012 cash flows and a decrease in projected future growth in cash flows at TruGreen over a defined projection period as of September 30, 2012 compared to the projections used in the previous annual impairment assessment performed on October 1, 2011. The changes in projected cash flows at TruGreen were in part a consequence of the shift in strategy for TruGreen described in “—Segment Review—TruGreen Segment” in Management’s Discussion and Analysis in Item 7 of this Form 10-K. Although the Company projected future growth in cash flows at TruGreen as a part of its September 30, 2012 impairment analysis, total cash flows and projected growth in those cash flows were lower than that projected at the time TruGreen was tested for impairment in 2011. The long-term growth rates used in the impairment tests at September 30, 2012 and October 1, 2011 were the same and in line with historical U.S. gross domestic product growth rates. The discount rate used in the September 30, 2012 impairment test was 50 bps lower than the discount rate used in the October 1, 2011 impairment test for TruGreen. The decrease in the discount rate is primarily attributable to changes in market conditions which indicated an improved outlook for the U.S. financial markets since the last analysis in 2011.

Based on the revenue results at TruGreen in the first six months of 2012 and a then lower revenue outlook for the remainder of 2012 and future years, the Company concluded that there was an impairment indicator requiring the performance of an interim indefinite-lived intangible asset impairment test for the TruGreen trade name as of June 30, 2012. That impairment analysis resulted in a $67.7 million impairment charge recorded in the second quarter of 2012. Based on the revenue results of TruGreen in the third quarter of 2012 and the revised outlook for the remainder of the year and future years, the Company performed another impairment analysis on its TruGreen trade name to determine its fair value as of September 30, 2012. Based on the revised projected revenue for TruGreen as compared to the projections used in the second quarter 2012 impairment test, the Company determined the fair value attributable to the TruGreen trade name was less than its carrying value by $51.0 million, which was recorded as a trade name impairment in the third quarter of 2012.

The impairment charge recorded in the second quarter of 2012 was primarily attributable to a decrease in projected future growth in revenue at TruGreen over a defined projection period as of June 30, 2012 compared to the projections used in the previous annual impairment assessment performed on October 1, 2011. The third quarter impairment charge was primarily attributable to a further reduction in projected revenue growth as compared to expectations in the second quarter of 2012. The changes in projected future revenue growth at TruGreen were in part a consequence of the shift in strategy for TruGreen described in “—Segment Review—TruGreen Segment” in Management’s Discussion and Analysis in Item 7 of this Form 10-K. Although the Company projected future growth in revenue at TruGreen over a defined projection period as a part of its September 30, 2012 impairment analysis, such growth was lower than the revenue growth projected at the time the trade name was tested for impairment in the second quarter of 2012. The long-term revenue growth rates used for periods after the defined projection period in the impairment tests at September 30, 2012, June 30, 2012 and October 1, 2011 were the same and in line with historical U.S. gross domestic product growth rates. The discount rates used in the September 30, 2012 and June 30, 2012 impairment tests were the same, but were 50 bps lower than the discount rate used in the October 1, 2011 impairment test for the TruGreen trade name. The decrease in the discount rate from 2011 is primarily attributable to changes in market conditions which indicated an improved outlook for the U.S. financial markets since the last analysis.

The impairment charge in 2011 was primarily attributable to the use of higher discount rates in the DCF valuation analyses as compared to the discount rates used in the 2010 impairment analyses. Although the projected future growth in cash flows in 2011 were slightly higher than in the 2010 valuation, the increase in the discount rates more than offset the improved cash flows. The increase in the discount rates is primarily attributable to changes in market conditions which indicated a lower risk tolerance in 2011 as compared to 2010. This lower risk tolerance is exhibited through the marketplace’s desire for higher returns in order to accept market risk. The long-term revenue growth rates used in the analyses for the October 1, 2011 and 2010 impairment tests were the same and in line with historical U.S. gross domestic product growth rates.

Had the Company used a discount rate in assessing the impairment of its trade names as of October 1, 2012 that was one percent higher across all business segments (holding all other assumptions unchanged), the Company would have recorded an additional trade name impairment charge of approximately $50.9 million in 2012.

As a result of the trade name impairment recorded in 2012, the carrying value of the TruGreen trade name was adjusted to its estimated fair value as of September 30, 2012. Any further decline in the estimated fair value of this trade name will result in additional trade name impairment. It is possible that such impairment, if required, could be material and may need to be recorded prior to the fourth quarter of 2013 (i.e., during an interim period) if the Company’s results of operations or other factors require an impairment test at an interim date.

The Company does not hold or issue derivative financial instruments for trading or speculative purposes. The Company has entered into specific financial arrangements in the normal course of business to manage certain market risks, with a policy of matching positions and limiting the terms of contracts to relatively short durations.

The Company has historically hedged a significant portion of its annual fuel consumption of approximately 20 million gallons. The Company has also hedged the interest payments on a portion of its variable rate debt through the use of interest rate swap agreements. All of the Company’s fuel swap contracts and interest rate swap contracts are classified as cash flow hedges, and, as such, the hedging instruments are recorded on the Consolidated Statements of Financial Position as either an asset or liability at fair value, with the effective portion of changes in the fair value attributable to the hedged risks recorded in accumulated other comprehensive income (loss).

See Note 1 of our consolidated financial statements included elsewhere in this prospectus for a summary of newly issued accounting statements and positions applicable to the Company.

Quantitative and Qualitative Disclosures about Market Risk

The economy and its impact on discretionary consumer spending, labor wages, fuel prices, fertilizer and other material costs, home re-sales, unemployment rates, insurance costs and medical costs could have a material adverse impact on future results of operations.

The Company does not hold or issue derivative financial instruments for trading or speculative purposes. The Company has entered into specific financial arrangements, primarily interest rate and fuel swap agreements, in the normal course of business to manage certain market risks, with a policy of matching positions and limiting the terms of contracts to relatively short durations. The effect of derivative financial instrument transactions could have a material impact on the Company’s financial statements.

Interest Rate Risk

The Company has entered into various interest rate swap agreements. Under the terms of these agreements, the Company pays a fixed rate of interest on the stated notional amount, and the Company receives a floating rate of interest (based on one month LIBOR) on the stated notional amount. Therefore, during the term of the swap agreements, the effective interest rate on the portion of the term loans under the Term Facilities equal to the stated notional amount is fixed at the stated rate in the interest rate swap agreements plus the incremental borrowing margin (2.50 percent as of December 31, 2012 for term loans maturing in July 2014 and 4.25 percent as of December 31, 2012 for term loans maturing in January 2017). The changes in interest rate swap agreements in effect for the years ended December 31, 2012, 2011 and 2010, as well as the cumulative interest rate swaps outstanding as of December 31, 2012 and 2011 are as follows:

(In thousands)	Notional Amount	Weighted Average Fixed Rate(1)
Interest rate swap agreements in effect as of December 31, 2009	$1,430,000	3.89%
Entered into effect	530,000
Expired	(530,000)
Interest rate swap agreements in effect as of December 31, 2010	1,430,000	3.68%
Entered into effect	450,000
Expired	(450,000)
Interest rate swap agreements in effect as of December 31, 2011	1,430,000	2.84%
Expired	(450,000)
Interest rate swap agreements in effect as of December 31, 2012	$980,000	1.70%

(1)              Before the application of the applicable borrowing margin.

Interest rate swap agreements in effect as of December 31, 2012 are as follows:

Trade Date	Effective Date	Expiration Date	Notional Amount	Weighted Average Fixed Rate(1)	Floating Rate
June 10, 2010	March 3, 2011	March 1, 2013	$100,000	1.77%	One month LIBOR
June 10, 2010	September 1, 2011	September 1, 2013	50,000	2.25%	One month LIBOR
June 15, 2010	March 3, 2011	March 1, 2013	150,000	1.66%	One month LIBOR
June 15, 2010	September 1, 2011	September 1, 2013	150,000	2.21%	One month LIBOR
August 18, 2011	September 1, 2011	August 1, 2013	530,000	1.51%	One month LIBOR

(1)              Before the application of the applicable borrowing margin.

In accordance with accounting standards for derivative instruments and hedging activities, these interest rate swap agreements are classified as cash flow hedges, and, as such, the hedging instruments are recorded on the Consolidated Statements of Financial Position as either an asset or liability at fair value, with the effective portion of the changes in fair value attributable to the hedged risks recorded in accumulated other comprehensive income (loss).

The Company believes its exposure to interest rate fluctuations, when viewed on both a gross and net basis, is material to its overall results of operations. A significant portion of our outstanding debt, including debt under the Credit Facilities, bears interest at variable rates. As a result, increases in interest rates would increase the cost of servicing our debt and could materially reduce our profitability and cash flows. As of December 31, 2012, each one percentage point change in interest rates would result in an approximate $12.4 million change in the annual interest expense on our Term Facilities after considering the impact of the interest rate swaps into which we had entered. Assuming all revolving loans were fully drawn as of December 31, 2012, each one percentage point change in interest rates would result in an approximate $4.5 million change in annual interest expense on our Revolving Credit Facility.

We are also exposed to increases in interest rates with respect to our arrangement enabling us to transfer an interest in certain receivables to unrelated third parties. Assuming all available amounts were transferred under this arrangement, each one percentage point change in interest rates would result in an approximate $0.5 million change in annual interest expense with respect to this arrangement. We are also exposed to increases in interest rates with respect to our floating rate operating and capital leases, and a one percentage point change in interest rates would result in an approximate $0.7 million change in annual expenses with respect to such leases. The Company’s exposure to interest rate fluctuations has not changed significantly since December 31, 2011. The impact of increases in interest rates could be more significant for us than it would be for some other companies because of our substantial debt and floating rate leases.

The following table summarizes information about the Company’s debt as of December 31, 2012 (after considering the effect of the interest rate swap agreements), including the principal cash payments and related weighted-average interest rates by expected maturity dates based on applicable rates at December 31, 2012.

	Expected Year of Maturity
As of December 31, 2012	2013	2014	2015	2016	2017	Thereafter	Total	Fair Value
	($ in millions)
Debt:
Fixed rate	$12.0	$991.5	$9.0	$4.7	$2.0	$1,707.2	$2,726.4	$2,711.5
Average interest rate	8.8%	4.3%	8.7%	8.4%	8.5%	7.4%	6.3%
Variable rate	$40.2	$258.8	$17.9	$17.9	$966.8	$0.1	$1,301.7	$1,306.7
Average interest rate	2.8%	2.8%	3.6%	3.6%	4.4%	2.5%	4.0%
Interest Rate Swaps:
Receive variable/pay fixed	$980.0
Average pay rate(1)	1.7%
Average receive rate(1)	0.2%

(1)              Before the application of the applicable borrowing margin.

In February 2013, the Company entered into the 2013 Term Loan Facility Amendment, which is not reflected in the table above. The following table summarizes information about the Company’s debt as of December 31, 2012 as if the 2013 Term Loan Facility Amendment had occurred on December 31, 2012 (after considering the effect of the interest rate swap agreements), including the principal payments and related weighted-average interest rates by expected maturity dates based on applicable rates at December 31, 2012.

	Expected Year of Maturity
As of December 31, 2012	2013	2014	2015	2016	2017	Thereafter	Total	Fair Value
	($ in millions)
Debt:
Fixed rate	$12.0	$11.5	$9.0	$4.7	$982.0	$1,707.2	$2,726.4	$2,711.5
Average interest rate	8.8%	8.8%	8.7%	8.4%	4.2%	7.4%	6.3%
Variable rate	$40.2	$44.1	$30.1	$30.1	$1,158.0	$0.1	$1,302.6	$1,307.6
Average interest rate	3.3%	3.4%	3.9%	3.8%	4.4%	2.5%	4.3%
Interest Rate Swaps:
Receive variable/pay fixed	$980.0
Average pay rate(1)	1.7%
Average receive rate(1)	0.2%

Fuel Price Risk

The Company is exposed to market risk for changes in fuel prices through the consumption of fuel by its vehicle fleet in the delivery of services to its customers. The Company uses approximately 20 million gallons of fuel on an annual basis. A ten percent change in fuel prices would result in a change of approximately $7.0 million in the Company’s annual fuel cost before considering the impact of fuel swap contracts. The Company’s exposure to changes in fuel prices has not changed significantly since December 31, 2011.

The Company uses fuel swap contracts to mitigate the financial impact of fluctuations in fuel prices. As of December 31, 2012, the Company had fuel swap contracts to pay fixed prices for fuel with an aggregate notional amount of $40.2 million, maturing through 2013. The estimated fair value of these contracts as of December 31, 2012 was a net asset of $1.8 million. These fuel swap contracts provide a fixed price for approximately 58 percent of the Company’s estimated fuel usage for 2013.

BUSINESS

Company Overview

The ServiceMaster Company is a global company serving both residential and commercial customers, with a network of approximately 7,300 company-owned, franchised and licensed locations. ServiceMaster’s services include termite and pest control, lawn care, home warranties and preventative maintenance contracts, janitorial, cleaning and disaster restoration, house cleaning, wood furniture repair and home inspection. We provide these services primarily under the following leading brands: Terminix, TruGreen, American Home Shield, ServiceMaster Clean, Merry Maids, Furniture Medic and AmeriSpec.

We are organized into five principal reportable segments: Terminix, TruGreen, American Home Shield, ServiceMaster Clean, and Other Operations and Headquarters. The financial information for each operating segment for 2012, 2011 and 2010 is contained in Note 3 to our consolidated financial statements included elsewhere in this prospectus. During 2012, we employed an average of approximately 20,000 company associates, and we estimate that our franchise network independently employed over 31,000 additional people. Approximately 98 percent of our 2012 operating revenue was generated by sales in the United States. A significant portion of our assets is located in the United States, and the consolidated value of all assets located outside of the United States is not material. Incorporated in Delaware in 1991, ServiceMaster is the successor to various entities dating back to 1947.

Services

The following table shows the percentage of ServiceMaster’s consolidated revenue from continuing operations derived from each of ServiceMaster’s reportable segments in the years indicated:

Segment	2012	2011	2010
Terminix	40%	37%	37%
TruGreen	31%	34%	35%
American Home Shield	22%	22%	21%
ServiceMaster Clean	4%	4%	4%
Other Operations and Headquarters	3%	3%	3%

Terminix Segment

The Terminix segment provides termite and pest control services primarily under the Terminix brand name and also distributes pest control products. Terminix is a leading provider of termite and pest control services in the United States, serving both residential and commercial customers. Of Terminix’s 2012 operating revenue, 39 percent and 17 percent were generated from residential and commercial pest control services, respectively, and 36 percent and 3 percent were generated from residential and commercial termite control services, respectively (with the remainder from other services).

As of December 31, 2012, Terminix provided these services in 47 states and the District of Columbia through approximately 285 company-owned locations and 100 franchised locations. As of December 31, 2012, Terminix also provided termite and pest control services through subsidiaries in Mexico, the Caribbean and Central America and a joint venture in India and had licensing arrangements whereby licensees provided these services in Japan, China, South Korea, Southeast Asia, Central America, the Caribbean and the Middle East.

The Terminix business is seasonal in nature. The termite swarm season, which typically occurs in early spring, but varies in timing and intensity by region depending on climate and other factors, leads to the highest demand for termite control services and, therefore, the highest level of revenues. Similarly, increased pest activity in the warmer months generally leads to the highest demand for pest control services and, therefore, the highest level of revenues.

TruGreen Segment

The TruGreen segment provides lawn, tree and shrub care services primarily under the TruGreen brand name. TruGreen is a leading provider of lawn, tree and shrub care services in the United States, serving both residential and commercial customers. Of TruGreen’s 2012 operating revenue, 53 percent was generated from residential weed control and fertilization services, while expanded lawn services (such as aeration and grub control) (18 percent), commercial weed control and fertilization services (18 percent), and tree and shrub services (11 percent) accounted for the remainder.

As of December 31, 2012, TruGreen provided these services in 48 states and the District of Columbia through approximately 200 company-owned locations and 35 franchised locations. As of December 31, 2012, TruGreen also provided lawn care services through a subsidiary in Canada and had licensing arrangements whereby licensees provided these services in Japan, the United Kingdom and Canada.

The TruGreen business is seasonal in nature. In the winter and spring, this business sells to customers a series of lawn applications, which are rendered primarily in March through October. Weather conditions such as droughts, severe winter storms and snowfall, whether created by climate change factors or otherwise, can adversely impact the timing of product or service delivery or demand for lawn care services and may result in a decrease in revenues or an increase in costs.

American Home Shield Segment

The American Home Shield segment provides home warranties and preventative maintenance contracts for household systems and appliances primarily under the American Home Shield brand name. American Home Shield is a leading provider of home warranties for household systems and appliances in the United States and also offers preventative maintenance contracts. It provides residential customers with contracts to repair or replace electrical, plumbing, central heating and central air conditioning systems, water heaters and other covered household systems and appliances and services those contracts through independent repair contractors. In 2012, 70 percent of the home warranties written by American Home Shield were derived from existing contract renewals, while 17 percent and 13 percent were derived from sales made in conjunction with existing home resale transactions and direct-to-consumer sales, respectively. As of December 31, 2012, American Home Shield issued and administered home warranties in 49 states and the District of Columbia and had no international operations.

Weather conditions such as extreme temperatures can lead to an increase in service requests related to household systems and appliances, resulting in a more expensive mix of claims or higher claim costs and lower profitability, thereby adversely impacting results of operations and cash flows.

ServiceMaster Clean Segment

The ServiceMaster Clean segment provides residential and commercial disaster restoration, janitorial and cleaning services through franchises primarily under the ServiceMaster and ServiceMaster Clean brand names, on-site wood furniture repair and restoration services primarily under the Furniture Medic brand name and home inspection services primarily under the AmeriSpec brand name. Of ServiceMaster Clean’s 2012 operating revenue, 50 percent was generated from domestic royalty fees from residential and commercial disaster restoration and cleaning services, while international (19 percent), product sales (10 percent), national janitorial accounts (12 percent), lead generation fees (3 percent), on-site wood furniture repair and restoration (2 percent), home inspection services (2 percent) and new license sales (2 percent) accounted for the remainder.

ServiceMaster Clean.  ServiceMaster Clean is a leading franchisor in the residential and commercial disaster restoration and cleaning fields in the United States. As of December 31, 2012, ServiceMaster Clean provided these services in 50 states and the District of Columbia through approximately 2,980 franchised locations. ServiceMaster Clean also has company locations in Canada, the United Kingdom and Honduras. As of December 31, 2012, ServiceMaster Clean had licensing arrangements whereby licensees provided disaster restoration, janitorial and cleaning services in Japan, the United Kingdom, Canada, India, the Middle East, Southeast Asia and Central America.

Furniture Medic.  Furniture Medic is a leading provider of on-site wood furniture repair and restoration services serving residential customers in the United States. As of December 31, 2012, Furniture Medic provided these services in 42 states and the District of Columbia through approximately 240 franchised locations. As of December 31, 2012, Furniture Medic also had licensing arrangements whereby licensees provided on-site wood furniture repair and restoration services in the United Kingdom, Canada and Turkey.

AmeriSpec.  AmeriSpec is a leading provider of home inspection services serving residential customers in the United States. As of December 31, 2012, AmeriSpec provided these services in 38 states and the District of Columbia through approximately 210 franchised locations. AmeriSpec also had licensing arrangements whereby licensees provided home inspection services in Canada.

Other Operations and Headquarters Segment

The Other Operations and Headquarters segment includes the Merry Maids business unit, The ServiceMaster Acceptance Company Limited Partnership (“SMAC”) and ServiceMaster’s corporate headquarters functions.

Merry Maids.  Merry Maids is a leading provider of home cleaning services in the United States. As of December 31, 2012, these services were provided in 49 states and the District of Columbia through approximately 75 company-owned locations and 390 franchised locations. As of December 31, 2012, Merry Maids also had licensing arrangements whereby licensees provided home cleaning services in Japan, the United Kingdom, Canada, South Korea, Hong Kong, Australia and Southeast Asia.

SMAC.  SMAC provides financing to our franchisees through commercial loans for franchise fees and royalties, equipment and vehicle purchases, and working capital needs. Commercial loans are typically for a term of one to seven years and are generally secured by the assets of the franchisee and other collateral. As of December 31, 2012, the outstanding balance of commercial loans was $35.9 million with a bad debt reserve for commercial loans of $2.8 million. SMAC wrote off $0.7 million in commercial loans in the year ended December 31, 2012. SMAC also provides financing to consumer customers of Terminix and TruGreen through retail installment sales contracts. Retail installment sales contracts are typically for a term of 12 months and are unsecured. As of December 31, 2012, the outstanding balance of retail installment sales contracts was $21.6 million. In the event a customer fails to make payments under a retail installment sales contract for 120 days after the due date, Terminix and TruGreen purchase the installment contract from SMAC.

Headquarters functions.  The Business Support Center, headquartered in Memphis, Tennessee, includes company-wide administrative functions that we refer to as “centers of excellence,” which administer payroll, benefits, risk management and certain procurement services for our operations. We have various other centers of excellence which provide communications, marketing, government and public relations, administrative, accounting, financial, tax, certain information technology, human resources and legal services for our businesses.

Strengths

We believe our company has the following competitive strengths:

Leading market segment positions and iconic brands.  We believe that Terminix, TruGreen and American Home Shield, which collectively contributed 93 percent of our operating revenue for the year ended December 31, 2012, each holds a leading position in its respective business segment. As measured by operating revenue, Terminix is approximately 1.2 times larger, TruGreen is approximately 4.0 times larger and American Home Shield is approximately 5.1 times larger than their nearest respective competitors, based on third-party studies and publicly available data. We believe that the size and scale of our businesses improve our purchasing power, route density, marketing and operating efficiencies compared to smaller local and regional competitors. We believe that, based on our understanding of our competitors and their operations, American Home Shield is one of the few nationwide providers of home service, home protection, residential service and similar service contracts (which we collectively refer to in this prospectus as “home warranties”) and preventative maintenance contracts in the United States with both national sales and technical services networks. We believe this provides a significant competitive advantage by enabling American Home Shield to educate real estate professionals, financial institutions and insurance agencies about the benefits of home warranties and preventative maintenance contracts.

Proven and consistent business model:

•                  Solid performance through business cycles.  Our consolidated operating revenue and Operating Performance compound annual growth rates (“CAGR”) from 2009 through 2012 were 2.4 percent and 1.4 percent, respectively. For our definition of Operating Performance, a non-GAAP financial measure, and a reconciliation thereof to operating income (loss), see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Segment Review.” We attribute this performance through the recent economic downturn principally to our diversified customer base in each of our businesses. We estimate that our brands have provided services and products to approximately 8 million customers during the last twelve months. No single customer represents a material portion of our consolidated operating revenue base, and our segments are not dependent on a single customer or a few customers who are provided with services and products by the ServiceMaster family of brands, including our franchisees.

•                  Strong and stable customer retention rates.  The customers in our three largest segments typically enter into one-year service programs, which are renewable annually. Our customer retention rates were 79.3 percent for Terminix Pest Control, 85.6 percent for Terminix Termite, 68.6 percent for TruGreen and 73.7 percent for American Home Shield, as calculated on a rolling, twelve-month basis as of December 31, 2012. We have generally been able to sustain customer retention rates in our core business units through the recent economic downturn, contributing to the stability of our overall operating revenue base.

•                  Improved cost structure under private ownership.  Since becoming a private company in 2007, we have improved our cost structure across our businesses. For example, the cost structure of Terminix has benefited from a branch optimization initiative, including adherence to branch operating models, sharing best practices and more efficient sourcing of labor and materials. We have also deployed technology and mobility solutions in the Terminix business, including handheld technologies designed to enhance technician efficiency and reduce operating costs, and have improved mobility and technology solutions across other business units to drive increased efficiencies.

Strong Operating Performance and cash flow profile.  Our company has historically generated significant Operating Performance and operating cash flow. Our Operating Performance in 2012, 2011 and 2010 was $563 million, $610 million and $551 million, respectively. Because of our strong cash flow, we have been able to continue to invest in our businesses, with capital expenditures in 2012, 2011 and 2010 totaling $73 million, $97 million and $134 million, respectively. We have been able to manage our working capital needs principally through lower inventory requirements, improved vendor payment terms and increased customer prepayment programs in several of our businesses.

Strategy

Our overall strategy is to leverage our competitive advantages across all of our businesses. Each of our businesses has action plans to execute our strategy based on their current capabilities, competitive position and evolving customer needs. Each of our businesses benefits from ServiceMaster’s focus on the following strategic priorities:

Rapid, profitable growth:

•                  Enhance customer experience and improve customer retention.  We seek to grow operating revenue through initiatives designed to enhance customer satisfaction and loyalty. Key objectives include the optimization of customer communication, enhanced use of software for scheduling and work order management, continued improvement of quality of services delivered through better training, faster problem resolution and increased transfer of best practices across our businesses. The following are certain of our key initiatives:

•                  We utilize thousands of customer satisfaction surveys each month, as well as annual proprietary consumer research, to drive continuous improvement of our customers’ experience;

•                  TruGreen has simplified and customized its agronomic programs for each region of the country. This initiative is designed to increase TruGreen’s ability to deliver on the core customer desire for a green, weed-free lawn. In addition, TruGreen is rolling out distributed call management technology, which allows call handling to be distributed to remote locations from a central management system, to improve customer call-handling, as well as sales and service handheld technology to enhance the customer experience;

•                  American Home Shield is developing a new operating system designed, in part, to enhance customer experience and improve customer retention; and

•                  ServiceMaster Clean is seeking to expand our relationships with insurance companies to increase disaster restoration revenues by becoming a partner of choice.

•                  Pursue expansion opportunities.  We intend to take advantage of opportunities for expansion in territories where we believe macroeconomic conditions and local demographics can support profitable operations in the segments in which we operate. We believe that increased geographic penetration will further diversify our business portfolio. Among our expansion initiatives are the following:

•                  We believe that our size and geographic scale, strong brand awareness and customer service focus will enable us to increase our market segment share across our portfolio of businesses. At the same time, we believe there are significant opportunities to increase the relatively low household penetration of our services and products and thus expand our addressable market segments;

•                  We cross-sell our services through direct marketing campaigns and at the point of sale. We believe that this cross-selling enables us to leverage our customer base;

•                  We believe that we are well positioned to use competitive advantages within our existing American Home Shield network to cross-sell related product offerings, such as home warranties and preventative maintenance contracts, to new and existing customers; and

•                  We believe that there are also future opportunities to accelerate growth internationally, in addition to our existing licensees. Terminix has already established a foothold in several emerging market areas as we seek to participate in such areas’ rapid growth over time.

•                  Expand commercial penetration.  We believe that our extensive national coverage, brand strength and broad product and service offerings provide us with a significant competitive advantage for serving multi-location commercial accounts, especially compared to local and regional competitors. We believe that we have the opportunity to further utilize our competitive advantages with our broad national service network to increase our delivery of services to commercial accounts. To this end, we are pursuing the following:

•                  Terminix, TruGreen and ServiceMaster Clean have plans to accelerate the growth of their businesses into commercial market segments by adding more sales resources and, at Terminix and

TruGreen, additional sales management infrastructure. We have equipped our sales associates at Terminix with handheld technology to make the sales process more efficient and effective and plan to equip our TruGreen sales associates with similar handheld technology;

•                  For our franchise businesses, we seek to add new franchises to increase our penetration of what are very fragmented service categories;

•                  We are seeking to grow our commercial janitorial services revenues through additional franchise locations in geographic areas where we do not have a significant presence; and

•                  We intend to leverage the combined ServiceMaster presence and service capabilities to accelerate growth by, where applicable, cross-selling services to existing customers and offering combined service bundles to new customers. We also plan to add sales resources and enhance our value proposition through technology, thoroughly reviewing market segment growth opportunities and targeting adjacent sectors through partnerships.

Best practice transfer and execution excellence.  In recent years, we have employed a strategy of accelerating the transfer of best practices across our businesses, investing in technology and mobility solutions, centralizing support functions and reducing layers of management, along with other business unit specific initiatives. We believe there are significant opportunities for further improvement across and within each of our businesses, including further utilizing the competitive advantages of our centralized support center to take advantage of combined capabilities and scale. This strategy is illustrated by the following initiatives:

•                  Centers of excellence support each of our businesses. For example, in marketing:

•                  Our company-wide digital marketing center of excellence is designed to ensure that our businesses continue to outperform our competitors in terms of share of clicks and click-through rates with respect to online searches and keep abreast of rapidly-evolving opportunities in mobile, display, video and social marketing; and

•                  We plan to develop a core capability in strategic pricing, which will help our businesses navigate complex pricing techniques, bring to bear relevant internal and external data, and perform sophisticated analyses and structured pilot programs to optimize price levels.

•                  We have implemented a new human resources system to enhance our ability to train, support and manage our associates.

•                  TruGreen is benefitting from technology best practices pioneered by Terminix. Our sales and service mobility practices allow our associates in the field to perform their tasks more efficiently while simultaneously enhancing the customer experience.

•                  American Home Shield is upgrading its information technology platform to enhance vendor management and improve the customer experience. We intend to apply best practices from this upgrade to our other businesses.

•                  As we have increased the number of associates working to support more than one of our businesses, we have realized the benefits of sharing new perspectives and process innovation across businesses.

Talent Management.  We intend to continue our focus on developing and retaining key associates to best align our business to the needs of our customer base. Talent drives customer experience, continuous improvement and the success of our growth initiatives. We are implementing this strategy through four key initiatives:

•                  Alignment of organization structure with business strategy.  This focused effort allows us to quickly and effectively identify and address talent gaps in relation to implementing our strategic initiatives.

•                  Rigorous and ongoing talent management.  Our comprehensive talent review process aligns associate performance with the goals of our organization. The process is designed to improve performance management and attract and retain high caliber talent.

•                  Accelerate talent development.  To drive improved customer retention, we are continuing our efforts to provide focused and ongoing customer service training for our key associates. We have also developed a leadership development program designed to promote upward mobility for associates within our organization.

•                  Increase associate engagement.  We promote the consistent execution of our associate engagement plans across our businesses, with the goal of improving the experiences of our customers and increasing customer loyalty to our leading brands.

Industry and Competition

We compete in residential and commercial services industries, focusing on termite and pest control, lawn care, home warranties and preventative maintenance contracts, janitorial, cleaning and disaster restoration, house cleaning, wood furniture repair and home inspection. ServiceMaster competes with many other companies in the sale of its services, franchises and products. The principal methods of competition in ServiceMaster’s businesses include quality and speed of service, name recognition and reputation, pricing and promotions, customer satisfaction, brand awareness, professional sales forces and referrals. We target market segments that meet our criteria for size, growth and profit potential. While we compete with a broad range of competitors in each discrete segment, we do not believe that any of our competitors provides all of the services we provide in all of the market segments we serve. We believe that our widely recognized brands, size, geographic footprint and reputation for service quality provide us with significant competitive advantages in reaching both residential and commercial customers. All of the primary segments in which we operate are highly fragmented, and we believe they are characterized by attractive industry conditions.

Termite and pest control

A 2012 study on the U.S. pest control industry conducted by Specialty Products Consultants, LLC estimates that the U.S. professional termite and pest control services segment generated $6.5 billion in revenue in 2011. The termite and pest control services segment is generally characterized by high customer retention rates. According to the Professional Pest Management Alliance’s 2012 survey, approximately 30 percent of U.S. households currently use a professional exterminator in their homes. We estimate that the U.S. market segment share for the termite and pest control services provided under the Terminix brand is approximately 21 percent, based on total operating revenue for services provided by us and our franchisees of approximately $1.5 billion in 2012, of which $1.3 billion in operating revenue was reported by Terminix for services we provided in 2012.

Competition in the segment for professional termite and pest control services in the United States comes primarily from regional and local, independently operated firms, as well as from Orkin, Inc., a subsidiary of Rollins, Inc., and Ecolab, Inc., both of which compete nationally. We estimate that the top three providers (including Terminix) comprised approximately 45 percent of the U.S. professional termite and pest control services segment in 2012. The remaining portion of the U.S. professional termite and pest control services segment is highly fragmented with numerous privately-held, regional and local termite and pest control service providers.

Lawn care

According to a study by NorthStar Partners released in 2012, the U.S. professional lawn services segment specializing in lawn treatments was estimated at $6.3 billion in revenue in 2012. Based on the study conducted by NorthStar Partners, we estimate that our share of the U.S. lawn care services segment is approximately 16 percent based upon TruGreen’s operating revenue of $979.1 million in 2012. Competition in the segment for outsourced professional lawn care services comes mainly from local and independently owned firms. Scotts LawnService, a segment of The Scotts Miracle-Gro Company, which we believe is our next largest competitor in the outsourced professional lawn care services segment, generated approximately $246 million of revenues in their fiscal 2012. Based on TruGreen’s 2012 operating revenue and publicly available information, we estimate TruGreen is approximately 4.0 times larger than this competitor.

Home warranties

According to an industry market research report published by IBISWorld in 2012, the U.S. home warranty segment (including structural home warranties, which is a business in which we do not compete) was expected to be approximately $1.7 billion in 2012, as measured by reported revenue from third-party studies. One of the primary drivers of home warranties is the number of existing homes sold in the United States, since a home warranty is often recommended by a real estate sales professional or offered by the seller of a home in conjunction with a real estate transaction. According to the National Association of Realtors, existing home re-sales in units increased by approximately 9.2 percent in 2012 and are currently projected to increase by approximately 9.1 percent in 2013 and approximately 5.9 percent in 2014. Approximately 17 percent of the operating revenue of American Home Shield in 2012 was tied directly to existing home resales.

Competition for home warranties and preventative maintenance contracts that cover household systems and appliances comes mainly from regional providers. Several competitors are expected to initiate expansion efforts into additional states. According to IBISWorld data, American Home Shield and First American Financial Corporation are the two largest participants in the U.S. home warranty segment, based on 2011 revenue, with American Home Shield having a 42 percent market segment share and First American Financial Corporation having an 8 percent market segment share. Based on this information, American Home Shield is approximately 5.1 times larger than this competitor.

Disaster restoration and reconstruction, emergency response and other services

Most emergency response work results from extreme weather events and natural disasters such as hurricanes, floods, mudslides, tornadoes and earthquakes. Firms in this segment also respond to non-weather related emergency situations for residential and commercial customers, such as fires and flooding. Critical factors in the selection of an emergency response firm are the firm’s reputation, relationships with insurers, available resources, proper insurance and credentials, quality, timeliness, and responsiveness. We also offer commercial janitorial services. The segment is highly fragmented, and key competitors of our ServiceMaster Clean business include Servpro Industries, Inc., Belfor, a subsidiary of Belfor Europe GmbH, BMS CAT, Inc., Stanley Steemer International, Inc., Sears, ABM Industries Incorporated and Jani-King International, Inc.

Home cleaning services

Competition in the market segment for home cleaning services comes mainly from local, independently owned firms, from homeowners and tenants who clean their own homes and from a few national companies such as The Maids International, Inc., Molly Maid, Inc. and The Cleaning Authority, LLC.

Marketing and Distribution

ServiceMaster markets its services primarily through the internet, direct mail, television and radio advertising, print advertisements, door-to-door solicitation, telemarketing and yellow pages advertisements. Additionally, American Home Shield and Terminix, in certain jurisdictions, market their services through various participants in the residential real estate market place, such as real estate brokerages, financial institutions and insurance agencies and, for American Home Shield, an internal sales organization that supports these distribution channels.

Service Marks, Trademarks and Trade Names

ServiceMaster holds various service marks, trademarks and trade names, such as ServiceMaster, Terminix, TruGreen, American Home Shield, ServiceMaster Clean, Merry Maids, Furniture Medic and AmeriSpec, that it deems particularly important to the advertising activities conducted by each of its reportable segments as well as the franchising activities conducted by certain reportable segments. As of December 31, 2012, ServiceMaster had marks that were protected by registration (either by direct registration or by treaty) in the United States and 90 other countries.

Franchises

Franchises are important to the Terminix, TruGreen, ServiceMaster Clean, Merry Maids, Furniture Medic and AmeriSpec businesses. For the years ended December 31, 2012, 2011 and 2010, total franchise fees (initial and recurring) were $127.8 million, $127.1 million and $120.9 million, respectively, related franchise operating expenses were $54.8 million, $53.0 million and $50.0 million, respectively, and total profits from the franchised operations were $73.0 million, $74.1 million and $70.9 million, respectively. We evaluate the performance of our franchise businesses based primarily on operating profit before corporate general and administrative expenses and amortization of intangible assets. Franchise agreements entered into in the course of these businesses are generally for a term of five to ten years. The majority of these franchise agreements are renewed prior to expiration. The majority of international licenses are for ten-year terms.

Major Customers

ServiceMaster has no single customer that accounts for more than ten percent of its consolidated operating revenue. Additionally, no operating segment has a single customer that accounts for more than ten percent of its operating revenue. None of ServiceMaster’s operating segments is dependent on a single customer or a few customers, the loss of which would have a material adverse effect on the segment.

Regulatory Compliance

Government Regulations

ServiceMaster’s operating segments are subject to various international, federal, state, provincial and local laws and regulations, compliance with which increases ServiceMaster’s operating costs, limits or restricts the services provided by ServiceMaster’s operating segments or the methods by which ServiceMaster’s operating segments offer, sell and fulfill those services or conduct their respective businesses, or subjects ServiceMaster and its operating segments to the possibility of regulatory actions or proceedings. Noncompliance with these laws and regulations can subject ServiceMaster to fines or various forms of civil or criminal prosecution and lawsuits, any of which could have a material adverse effect on its reputation, business, financial condition, results of operations and cash flows.

These international, federal, state, provincial and local laws and regulations include laws relating to consumer protection, wage and hour, deceptive trade practices, permitting and licensing, real estate settlements, workers’ safety, tax, healthcare reforms, franchise-related issues, collective bargaining and other labor matters, environmental and employee benefits. The Terminix and TruGreen businesses must also meet certain Department of Transportation and Federal Motor Carrier Safety Administration requirements with respect to some types of vehicles in their fleets. American Home Shield is regulated in certain states by the applicable state insurance regulatory authority and by the Real Estate Commission in Texas. Terminix and TruGreen are regulated by federal, state and local laws, ordinances and regulations which are enforced by Departments of Agriculture, Pest Control Boards, Departments of Environmental Conservation and similar government entities. ServiceMaster Clean uses products containing ingredients regulated by the EPA and is subject to licensing and certification requirements for applying disinfectants, sanitizers and other EPA registered products in certain states. AmeriSpec is regulated by various state and local home inspection laws and regulations.

Consumer Protection and Solicitation Matters

ServiceMaster is subject to international, federal, state, provincial and local laws and regulations designed to protect consumers, including laws governing consumer privacy and fraud, the collection and use of consumer data, telemarketing and other forms of solicitation.

The telemarketing rules adopted by the Federal Communications Commission pursuant to the Federal Telephone Consumer Protection Act and the Federal Telemarketing Sales Rule issued by the Federal Trade Commission govern ServiceMaster’s telephone sales practices. In addition, some states and local governing bodies have adopted laws and regulations targeted at direct telephone sales and “do-not-knock,” “do-not-mail” and “do-not-leave” activities. The implementation of these marketing regulations requires TruGreen, and, to a lesser extent, ServiceMaster’s other operating segments, to rely more extensively on other marketing methods and channels. In addition, if ServiceMaster were to fail to comply with any applicable law or regulation, ServiceMaster could be subject to substantial fines or damages, be involved in litigation, suffer losses to its reputation and its business or suffer the loss of licenses or penalties that may affect how the business is operated, which, in turn, could have a material adverse effect on its financial position, results of operations and cash flows.

Franchise Matters

Terminix, TruGreen, ServiceMaster Clean, Merry Maids, Furniture Medic and AmeriSpec are subject to various international, federal, state, provincial and local laws and regulations governing franchise sales, marketing and licensing and franchise trade practices generally, including applicable rules and regulations of the Federal Trade Commission. These laws and regulations generally require disclosure of business information in connection with the sale and licensing of franchises. Certain state regulations also affect the ability of the franchisor to revoke or refuse to renew a franchise. ServiceMaster seeks to comply with regulatory requirements and deal with franchisees and licensees in good faith. From time to time, ServiceMaster and one or more franchisees may become involved in a dispute regarding the franchise relationship, including payment of royalties or fees, location of branches, advertising, purchase of products by franchisees, non-competition covenants, compliance with ServiceMaster standards and franchise renewal criteria. There can be no assurance that compliance problems will not be encountered from time to time or that material disputes with one or more franchisees will not arise.

Environmental Matters

ServiceMaster’s operating segments are subject to various international, federal, state, provincial and local laws and regulations regarding environmental, health and safety matters. Compliance with such laws increases ServiceMaster’s operating costs, limits or restricts the services provided by ServiceMaster’s operating segments or the methods by which they offer, sell and fulfill those services or conduct their respective businesses, or subjects ServiceMaster and its operating segments to the possibility of regulatory or private actions or proceedings. Terminix and TruGreen are regulated under many federal and state environmental laws, including the Comprehensive Environmental Response, Compensation and Liability Act of 1980 (“CERCLA” or “Superfund”), the Superfund Amendments and Reauthorization Act of 1986, the Federal Environmental Pesticide Control Act of 1972, the Federal Insecticide, Fungicide and Rodenticide Act of 1947, the Resource Conservation and Recovery Act of 1976, the Clean Air Act, the Emergency Planning and Community Right-to-Know Act of 1986, the Oil Pollution Act of 1990 and the Clean Water Act of 1977, each as amended. ServiceMaster cannot predict the effect of possible future environmental laws on its operations. During 2012, there were no material capital expenditures for environmental control facilities, and there are no material expenditures anticipated for 2013 or 2014 related to such facilities.

Insurance

We maintain insurance coverage that we believe is appropriate for our business, including workers’ compensation, auto liability, general liability, umbrella and property insurance. In addition, we provide various insurance coverages, including deductible reimbursement policies, to our business units through our wholly owned captive insurance company, which is domiciled in Vermont.

Employees

The average number of persons employed by ServiceMaster during 2012 was approximately 20,000. Due to the seasonal nature of some of the Company’s businesses, employee headcount can fluctuate during the course of a year, reaching approximately 22,000 during peak service periods.

Properties

The headquarters for Terminix and TruGreen, along with the corporate headquarters, are located in leased premises at 860 Ridge Lake Boulevard, Memphis, Tennessee. The headquarters for American Home Shield are located in leased premises at 889 Ridge Lake Boulevard, Memphis, Tennessee. The headquarters for ServiceMaster Clean, AmeriSpec, Furniture Medic, Merry Maids and a training facility are located in owned premises at 3839 Forest Hill Irene Road, Memphis, Tennessee. In addition, ServiceMaster leases space for a call center located at 6399 Shelby View Drive, Memphis, Tennessee; offices located at 850 and 855 Ridge Lake Boulevard, Memphis, Tennessee; a training facility located at 1650 Shelby Oaks Drive North, Memphis, Tennessee; and a warehouse located at 1575 Two Place, Memphis, Tennessee.

ServiceMaster and its operating companies own and lease a variety of facilities, principally in the United States, for branch and service center operations and for office, storage, call center and data processing space. The following chart identifies the number of owned and leased facilities used by each of its operating segments and Merry Maids as of December 31, 2012. ServiceMaster believes that these facilities, when considered with the corporate headquarters, call center facility, offices, training facilities and warehouse described above, are suitable and adequate to support the current needs of its business.

Operating Company	Owned Facilities	Leased Facilities
Terminix	20	410
TruGreen	36	249
American Home Shield	1	4
ServiceMaster Clean	—	7
Merry Maids	—	77

Legal Proceedings

In the ordinary course of conducting business activities, the Company and its subsidiaries become involved in judicial, administrative and regulatory proceedings involving both private parties and governmental authorities. These proceedings include insured and uninsured matters that are brought on an individual, collective, representative and class action basis, or other proceedings involving regulatory, employment, general and commercial liability, automobile liability, wage and hour, environmental and other matters. The Company has entered into settlement agreements in certain cases, including with respect to putative collective and class actions, which are subject to court or other approvals. If one or more of the Company’s settlements are not finally approved, the Company could have additional or different exposure, which could be material. At this time, the Company does not expect any of these proceedings to have a material effect on its reputation, business, financial position, results of operations or cash flows; however, the Company can give no assurance that the results of any such proceedings will not materially affect its reputation, business, financial position, results of operations and cash flows.

MANAGEMENT

Directors

Our board of directors (the “Board”) is comprised of two members. Biographical information for each director follows, including information regarding the qualifications, skills and attributes that led the Board to conclude that the directors should continue serving as directors.

Name	Age	Principal Occupation	Director Since
Kenneth A. Giuriceo	39	Financial Officer, Clayton, Dubilier & Rice, LLC	2007
David H. Wasserman	46	Financial Officer, Clayton, Dubilier & Rice, LLC	2007

Kenneth A. Giuriceo has served as one of our directors since July 2007. Mr. Giuriceo joined CD&R in 2003. Prior to joining CD&R, Mr. Giuriceo worked in the principal investment area of Goldman, Sachs & Co. Mr. Giuriceo currently serves on the boards of directors of Emergency Medical Services Corporation and David’s Bridal, Inc. and formerly served on the board of directors of Sally Beauty Holdings, Inc. He received an M.B.A. from Harvard Business School and a B.S. from Boston College. Mr. Giuriceo’s extensive knowledge of the capital markets and his experience with other consumer oriented service businesses give him beneficial insight into our capital and liquidity needs, in addition to our challenges, opportunities and operations and qualify him to serve on our board of directors.

David H. Wasserman has served as one of our directors since July 2007. Mr. Wasserman joined CD&R in 1998. Prior to joining CD&R, Mr. Wasserman worked in the principal investment area at Goldman, Sachs & Co. and as a management consultant at both Monitor Company and Fidelity Capital. Mr. Wasserman currently serves on the boards of directors of Univar Inc., Hertz Global Holdings, Inc. and Culligan Ltd. and formerly served on the boards of directors of Covansys Corporation, Kinko’s, Inc. and ICO Global Communications (Holdings) Limited. He received an M.B.A from Harvard Business School and a B.A. from Amherst College. Mr. Wasserman’s extensive knowledge of the capital markets, experience as a management consultant and experience as a director of other consumer oriented service businesses with nationwide locations that are similar to our business structure give him beneficial insight into our capital and liquidity needs, in addition to our challenges, opportunities and operations and qualify him to serve on our board of directors.

Executive Officers of ServiceMaster

The names and ages of the executive officers of ServiceMaster as of April 15, 2013, together with certain biographical information, are as follows:

Name	Age	Present Positions	First Became an Executive Officer
John Krenicki, Jr.	50	Interim Chief Executive Officer	2013
R. David Alexander	56	President, TruGreen	2012
Mark J. Barry	51	President & Chief Operating Officer, American Home Shield	2012
Thomas J. Coba	56	President, ServiceMaster Clean, Merry Maids, Furniture Medic & AmeriSpec	2011
Larry T. Pruitt	60	Interim President, Terminix	2013
Linda A. Goodspeed	51	Senior Vice President & Chief Information Officer	2012
David W. Martin	48	Senior Vice President, Interim Chief Financial Officer and Chief Accounting Officer	2007
Greerson G. McMullen	50	Senior Vice President, General Counsel, Government Affairs & Secretary	2007
Jed L. Norden	62	Senior Vice President—Human Resources	2008

John Krenicki, Jr. became our Interim Chief Executive Officer on April 12, 2013 and has also served as the Chairman of the board of directors of Holdings since January 2013.  Mr. Krenicki joined Clayton, Dubilier & Rice, LLC, as a Senior Operating Partner in January 2013, after 29 years with General Electric Company (“GE”).  Mr. Krenicki currently serves as Chairman of the Board of Directors of Wilsonart International Holdings LLC.  From 2005 until 2008, Mr. Krenicki served as the President and Chief Executive Officer of GE Energy and in 2008 he became a Vice Chairman of GE, serving in such capacity until his resignation from GE in 2012.  His responsibilities at GE included (among other roles) oversight of GE’s Oil & Gas, Power and Water, and Energy Management businesses.  While with GE, Mr. Krenicki also served as a member of GE’s Corporate Executive Council and the GE Capital Board of Directors.  GE is not an affiliate of the Company or of Holdings.  Mr. Krenicki received an M.S. in Management from Purdue University and a B.S. in Mechanical Engineering from the University of Connecticut.

R. David Alexander, Jr. has served as President of TruGreen since December 2012. From April 2009 to January 2012, Mr. Alexander served as the President and Chief Executive Officer of Citi Trends, Inc. Mr. Alexander served as President and Chief Operating Officer of Citi Trends, Inc. from December 2008 to April 2009. In 2008, Mr. Alexander was a consultant with APAX Partners, a private equity firm. He received a B.B.A from East Tennessee State University.

On August 31, 2006, Portrait Corporation of America, Inc. (“PCA”), which operates photography studios in Walmart U.S. stores, for which Mr. Alexander served as Chief Executive Officer from 2005 to 2007, filed a voluntary petition for reorganization under Chapter 11 of the U.S. Bankruptcy Code. Mr. Alexander continued to serve as Chief Executive Officer of PCA until its sale to CPI Corp. in 2007.

Mark J. Barry has served as President and Chief Operating Officer of American Home Shield since August 2012. From April 2011 to February 2012, Mr. Barry served as President, Automation and Controls Solutions and from March 2010 to April 2011, served as President, Global Security Products, UTC Fire & Safety, both business units within United Technologies Corporation. From February 2008 to March 2010, Mr. Barry served as President of GE Security Americas, a division of General Electric Company, before it was acquired by United Technologies Corporation in 2010. He received a B.B.A. in management from Georgia State University.

Thomas J. Coba has served as President of ServiceMaster Clean, Merry Maids, Furniture Medic and AmeriSpec since November 2011. From 2004 until November 2011, Mr. Coba was Chief Operations Officer of Subway Restaurants, a global restaurant brand and the operating company of Franchise World Headquarters, LLC. He received a B.S. from Tufts University.

Linda A. Goodspeed has served as Senior Vice President and Chief Information Officer of ServiceMaster since October 2011. From 2008 to September 2011, Ms. Goodspeed served as Vice President, Information Systems and Chief Information Officer for Nissan North America, Inc., a subsidiary of Nissan Motor Company, a global manufacturer of vehicles. From 2001 to 2008, Ms. Goodspeed served as Executive Vice President at Lennox International, Inc., a global manufacturer of air conditioning, heating and commercial refrigeration equipment. She received an M.B.A. from the University of Michigan and a B.S.M.E. from Michigan State University.

David W. Martin has served as our Interim Chief Financial Officer since November 2012. He also served as our Interim Chief Financial Officer from April 2011 to August 2011. Mr. Martin has served as Senior Vice President since November 2007 and when not serving in the role of Interim Chief Financial Officer has served as Controller of ServiceMaster since November 2007. Mr. Martin has served as Chief Accounting Officer of ServiceMaster since November 2010. He received a B.S. in accounting from Christian Brothers University.

Greerson G. McMullen has served as ServiceMaster’s Senior Vice President and General Counsel since August 2007 and as Secretary of ServiceMaster since November 2007. Mr. McMullen has held the Government Affairs title since March 2010. He received a J.D. from the University of Virginia and a B.S.F.S. from Georgetown University.

Jed L. Norden has served as Senior Vice President Human Resources of ServiceMaster since June 2008. From January 2004 until May 2008, Mr. Norden worked at Retail Ventures, Inc., a footwear and fashion retailer, where he served as Executive Vice President and Chief Administrative Officer; Executive Vice President, Human

Resources, Real Estate, Information Technology, Logistics and Construction; and Executive Vice President, Human Resources. He received a B.S. in business administration from Central Michigan University.

Larry T. Pruitt has served as Interim President of Terminix since March 2013.  Mr. Pruitt joined the Company in 1986 and has served in various leadership capacities in Terminix, including branch manager, region vice president, division vice president and most recently as vice president of operations where his responsibilities include overseeing Terminix company owned businesses in the U. S., Mexico, Honduras and the U. S. Virgin Islands.  He received a B.A. from the University of South Carolina.

Corporate Governance

Board Composition

Under our amended and restated by-laws, the Board will consist of two directors, which number may be modified from time to time by resolution of the Board, but in no event may the number of directors be less than one. Any vacancies or newly created directorships may be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum, or by a sole remaining director. Any such vacancy or newly created directorship may also be filled at any time by vote of the stockholders. Each director (whenever elected) shall hold office until his or her successor has been duly elected and qualified, or until his or her earlier death, resignation or removal. The Board is responsible for reviewing the qualifications of nominees for membership on the Board. Consideration of Board candidates typically involves a series of internal discussions and review of information concerning candidates.

The Board does not have any committees, including an audit committee because the Company is not a listed issuer under SEC rules and is not required to have such.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

This section describes the material elements of our 2012 executive compensation program and the principles underlying our executive compensation policies and decisions. In addition, in this section we provide information regarding the compensation paid to each individual who served in the capacity as principal executive officer (CEO) or principal financial officer (CFO) during 2012 and the three most highly compensated executive officers (other than the CEO and CFO) who were serving as such as of the end of our most recent fiscal year (collectively referred to as our Named Executive Officers (“NEOs”)).

Highlights

•                  The leadership of the Company continued to undergo significant change during 2012 and 2013. In 2012, Mr. David Crawford (former president of AHS) retired, Messrs. Roger Cregg (former CFO) and Thomas Brackett (former president of TruGreen) resigned and Messrs. Mark Barry (president of AHS) and David Alexander (president of TruGreen). were hired. Additionally, Mr. David Martin, our Senior Vice President and Chief Accounting Officer, assumed the position of Interim CFO beginning on November 27, 2012 upon Mr. Cregg’s departure. Effective March 29, 2013, Charles M. Fallon, the former President of Terminix, resigned from the Company. Effective April 12, 2013, Harry J. Mullany III, our former CEO, resigned from the Company.

•                  Base salaries of the NEOs who were with the Company prior to November 2011 were increased by percentages ranging from 3.0 to 10.0 percent in 2012 to recognize individual performance and to better align base salary levels with competitive pay levels for similar positions in the marketplace. Messrs. Coba and Fallon did not receive a salary increase during 2012 as they were both hired in the fourth quarter of 2011. Mr. Barry did not receive an increase as he was hired in August 2012. The salaries for NEOs hired after November 1, 2011 and during 2012 were set at competitive levels needed to attract these executives to the Company.

•                  The financial performance of the Company did not meet expectations for 2012, primarily due to the performance of TruGreen. Based on this performance, the Company did not achieve the corporate consolidated performance goal under the Annual Bonus Plan (“ABP”). The Board determined, however, that since the Company’s consolidated performance, excluding TruGreen, showed growth in both revenue and profit, there would be a payout, equal to 65 percent of target for those associates with a corporate consolidated component to the ABP excluding the CEO. The Board determined that as CEO, Mr. Mullany had ultimate responsibility for TruGreen’s performance, and therefore the Board elected to pay him a bonus for 2012 equal to 50 percent of his target.

•                  The Board in its discretion may from time to time award special bonuses outside of the ABP to executive officers to incentivize specific performance goals and business objectives. In connection with his hire in 2011, the Board made Mr. Fallon eligible for discretionary bonuses for 2012 and 2013. These bonuses are intended to incentivize and foster greater collaboration and synergy between the Terminix and TruGreen businesses. These discretionary bonus opportunities provide for a payment of up to $100,000 for 2012 and $100,000 for 2013. For 2012, the Board approved the payment of a discretionary bonus of $100,000 to Mr. Fallon.

•                  As part of our strategy to align interests between our executive officers and stockholders, and in recognition of his hire into the senior management team, Mr. Barry purchased shares of Holdings’ common stock and simultaneously was granted options under the MSIP to acquire additional shares in the future. He was also awarded RSUs to provide additional value and alignment with Holdings’ stockholders. Messrs. Mullany and Coba elected to purchase additional shares of Holdings in March and November 2012, respectively, consistent with the opportunity provided in their offers of employment. As a result of their additional stock purchases and in accordance with their offers of employment they also received options under the MSIP to acquire additional shares in the future.

Objectives of Our Compensation Program

Our compensation plans for executive officers (including the NEOs) are designed to:

•                  Attract, motivate and retain highly qualified executives;

•                  Reward successful performance by the executives and the Company by linking a significant portion of compensation to financial and business results;

•                  Align our executives’ long-term interests with those of Holdings’ stockholders through meaningful share ownership; and

•                  Appropriately balance long and short-term incentive compensation so that short-term performance is not emphasized at the expense of long-term value creation.

Elements of Executive Compensation, including for NEOs

To meet these objectives, our executive compensation program consists of the following:

•                  Base salary, which is intended to attract and retain highly qualified executives and to recognize individual performance by the executive;

•                  Annual cash incentive, which is intended to motivate the executive to achieve short-term Company (and, where applicable, business unit) performance goals and special bonus awards from time to time;

•                  Stock, RSUs and stock options to motivate executives to achieve long-term performance goals and to provide equity ownership of Holdings to our executives to ensure goal alignment with Holdings’ stockholders; and

•                  Employee benefits, including retirement benefits, perquisites, new hire bonus, relocation benefits and commuting benefits, which are intended to attract and retain qualified executives by ensuring that our benefit programs are competitive.

Each of these elements, discussed in more detail below, plays an integral role in our balancing of executive rewards over short  and long-term periods and our ability to attract and retain key executives. We believe the design of our executive compensation program creates alignment between performance achieved and compensation awarded, and motivates achievement of both annual goals and sustainable long-term performance.

Determination of Executive Compensation

Pay Decision Process

The Company’s Board establishes the compensation of our CEO. Historically, in determining the CEO’s compensation, the Board considers the following factors: (1) the operating and financial performance of the Company, (2) the competitive market data provided by Towers Watson, our external compensation consultant at the time of the competitive review, as presented to the Board by our Senior Vice President, Human Resources, (3) the Board’s assessment of the CEO’s individual performance, and (4) prevailing economic conditions. The CEO recommends to our Board compensation for the Company’s other executive officers based on his assessment of each executive officer’s area of responsibility, individual and business unit performance, overall contribution, the competitive market data provided by Towers Watson and prevailing economic conditions. The Board approves the compensation arrangements for each executive officer.

We believe that our executive compensation program must be attractive to compete in the market for executive talent and must support our growth strategy. As a result of this focus, we rely on competitive pay practices and individual and business performance in determining the compensation of our executives. In making these determinations, we also consider historical individual compensation levels, historical company payout levels for annual cash incentives and the current privately held ownership structure of the Company. The executive compensation program and underlying philosophy are reviewed at least annually to determine what, if any, modifications should be considered.

As part of our review of competitive pay practices, we engaged Towers Watson in 2012 to conduct a total market review to determine whether executive officer total compensation opportunities were competitive. The Board approved a new group of 21 peer companies (the “Peer Group”) that are generally 0.3 to 3.0 times the revenue size of ServiceMaster. These peer companies are generally from the service and retail industries where they have a distributed business model. The Board also considered the growth rates of the companies when selecting this group of companies. We continually review the Peer Group and may from time-to-time adjust the companies comprising the group to better reflect competitors in our industry, companies with similar business models and companies that compete in our labor markets for talent. For 2012, the Peer Group consisted of the following companies:

Peer Group

ABM Industries Incorporated	O’Reilly Automotive, Inc.
AutoZone, Inc.	Republic Services, Inc.
Chemed Corporation	Rollins, Inc.
Chico’s FAS Inc.	Service Corporation International
Chipotle Mexican Grill, Inc.	Spectrum Brands Holdings, Inc.
Cintas Corporation	Starbucks Corporation
Darden Restaurants, Inc.	The Scotts Miracle-Gro Company
DSW Inc.	The Wendy’s Company
Ecolab Inc.	Urban Outfitters, Inc.
Harris Teeter Supermarkets, Inc.	Waste Connections, Inc.
Limited Brands, Inc.

In determining 2012 executive compensation, we relied on the Peer Group data for positions reported in the peer companies’ respective proxy statements provided by Towers Watson. Competitive market data for positions which were not reported in Peer Group proxy statements was provided by Aon Hewitt and was adjusted to mirror general market merit increases, as identified in market salary increase surveys sponsored by compensation consulting organizations. We then evaluated base pay and annual bonuses for our executives as discussed below. Differences in total compensation generally reflect the tenure, relevant experience, expertise and performance of the individual executive officer within his role. In September 2012, the Board made the decision to change external compensation consultants to Semler Brossy Consulting Group, LLC and they will be advising on 2013 compensation matters.

Base Salary

Base salaries for executive officers are reviewed annually by the Board during our merit review process at the beginning of each year. To determine base salaries for executive officers, we first review market data and target base salaries at the market median of the Peer Group or Aon Hewitt survey data for each respective position. The base salary for each NEO is then determined by adjusting the amount based on the Board’s assessment of the NEO’s experience relative to industry peers, time in his or her position, individual performance, future potential and leadership qualities. In 2012, when a detailed review was performed prior to salary increases, the base salary of Mr. Mullany was at the median of the Peer Group, the base salary for Mr. Cregg in the position of CFO exceeded the 75th percentile of the Peer Group, and the base salary for Mr. Martin as our Controller was within competitive ranges of the median of the Aon Hewitt surveys. Base salaries were increased for each NEO who was an employee in April 2012 based on the Board’s assessment of the individual’s contribution to the sustained success of the Company except for Messrs. Coba and Fallon whose salaries were set at their respective hire dates of November 28, 2011 and December 5, 2011 as part of their hiring. The salary increases for the NEOs who were with the Company for the majority of 2011 ranged from 3.0 percent to 10.0 percent. In determining Mr. Mullany’s salary increase in 2012, which was somewhat larger than the normal merit increase, the Board considered and recognized the significant improvement in the performance of the Company during 2011, as well as Mr. Mullany’s individual performance. Base salaries for the business unit presidents hired after November 1, 2011 (Messrs. Barry, Coba and

Fallon) were set at levels that were deemed to be competitive with market segment salaries to recognize the skills and experience of each officer.

The following table sets forth information regarding the 2012 base salaries for our NEOs.

2012 Salary Table

Named Executive Officer	Base Salary as of January 1, 2012	Base Salary as of December 31, 2012	Aggregate Increase %
Harry J. Mullany	$1,000,000	$1,100,000	10.0%
David W. Martin(1)	$300,000	$312,000	4.0%
Roger A. Cregg(2)	$600,000	$618,000	3.0%
Mark J. Barry(3)	N/A	$425,000	N/A
Thomas J. Coba(4)	$425,000	$425,000	0.0%
Charles M. Fallon(4)	$500,000	$500,000	0.0%

(1)              The amount in the table reflects Mr. Martin’s base salary in his capacity as our Senior Vice President, Controller and Chief Accounting Officer. During his tenure as interim CFO, Mr. Martin will also receive $10,000 per month in incremental base salary prorated for any partial month of service. During 2012, this incremental base salary totaled $11,000.

(2)              Mr. Cregg was no longer employed by the Company as of December 31, 2012. The amount shown reflects his base salary as of his departure date on November 27, 2012.

(3)              Mr. Barry was hired during 2012. The base salary shown above was provided for in his offer of employment.

(4)              Messrs. Coba and Fallon were hired after November 1, 2011 and were not eligible for salary increases as part of the 2012 annual review of base salaries.

Annual Bonus Plan

The ABP, our annual cash incentive program, is designed to reward the achievement of specific pre-set financial results measured over the fiscal year. Each participant is assigned an annual incentive target expressed as a percentage of base salary. For the NEOs, these targets ranged from 50 percent to 100 percent of base salary. Mr. Martin had been assigned an annual target bonus of 50 percent in his capacity as Senior Vice President, Controller and Chief Accounting Officer of the Company, but was assigned a target bonus of 65 percent during the period he served as Interim CFO. As further compensation for his services as Interim CFO, Mr. Martin was also guaranteed a minimum incremental bonus under the ABP of $50,000 above his calculated bonus as Senior Vice President, Controller and Chief Accounting Officer payable on a pro-rated basis for 2013 while serving as Interim CFO. The actual awards are calculated based on year-end salary, except in the case of Mr. Martin, who’s 2012 ABP award was calculated at 50 percent of his salary as Senior Vice President, Controller and Chief Accounting Officer and at 65 percent of his salary as Interim CFO, prorated for the time served in each capacity.

To encourage our executive officers to focus on short-term Company (and, where applicable, business unit) goals and financial performance, incentives under the ABP are based on the performance of the Company with respect to the following measures at both a corporate consolidated and, where applicable, a business unit level:

•                  Adjusted Operating Performance (“AOP”), which is calculated by making the following adjustments to operating income: (1) adding back depreciation and amortization related to assets established or re-valued as a result of the Merger; (2) adding back non-cash goodwill and trade name impairments; (3) adding back non-cash stock-based compensation; (4) adding back restructuring charges; (5) adding back management and consulting fees; (6) adding back key executive transition charges; (7) adding back compensation expense resulting from a change in market value of investments within an employee deferred compensation trust (for which there is a corresponding and offsetting charge in interest and investment income); (8) adding back non-cash impairments for licensed intellectual property, abandonment of internally developed software and real estate not currently in use for operations; (9) adding back certain costs incurred as part of the Company’s refinancing activities; (10)

adding the Company’s equity in losses of joint ventures; and (11) adjusting for other normalization items as approved by the Board, which, for 2012, included adjustments related to certain legal and tax reserves at American Home Shield;

•                  Revenue; and

•                  Cash Flow, which is calculated by making the following adjustments to AOP: (1) adding back depreciation and amortization (excluding depreciation and amortization related to assets established or re-valued as a result of the Merger); (2) subtracting capital expenditures; and (3) adjusting for the change in net working capital.

These performance measures were selected as the most appropriate measures upon which to determine annual bonuses because they are the primary metrics that management and the Equity Sponsors use to measure the performance of the Company for purposes unrelated to compensation. Additionally, the Board selected these measures to incentivize profitable growth and cash flow generation to meet debt obligations and fund investments for future growth. All of the opportunity for payment under the ABP to our NEOs is based on these performance measures.

Payments under the ABP were also subject to the achievement of a minimum level of performance on the AOP financial measure (“AOP Threshold”). In order to achieve any payment under the ABP, the AOP Threshold had to be achieved at the corporate consolidated or, where applicable, business unit levels. Although the corporate consolidated AOP Threshold was not achieved for 2012, as discussed further below, the Board elected to use its discretion to pay awards at 65 percent for the corporate components of the ABP, except in the case of Mr. Mullany, whose corporate component was awarded at 50 percent, as the Board determined that as CEO, Mr. Mullany had ultimate responsibility for TruGreen’s performance. For executive officers holding positions within corporate headquarters functions, such as the CEO and CFO positions, ABP payments are based 100 percent on overall Company performance. For executive officers in charge of a business unit, payments are based on both Company and business unit performance. The corporate consolidated AOP Threshold and business unit AOP Thresholds applicable to the NEOs are set forth in the table below.

Participating NEO	Performance Measure	AOP Threshold ($ in 000s)	AOP Actual ($ in 000s)
Harry J. Mullany	ServiceMaster AOP	$520,103	$481,591
David W. Martin
Mark J. Barry	ServiceMaster AOP	$520,103	$481,591
	American Home Shield AOP	$119,274	$137,917
Thomas J. Coba	ServiceMaster AOP	$520,103	$481,591
	ServiceMaster Clean AOP	$62,832	$60,922
	Merry Maids AOP	$19,325	$20,716
Charles M. Fallon	ServiceMaster AOP	$520,103	$481,591
	Terminix AOP	$267,512	$282,706

Performance targets are established by the Board toward the beginning of each year and are based on expected performance in accordance with the Company’s and, where applicable, the business unit’s approved business plan for the year. In the event the Company and, where applicable, the business unit achieve the performance targets, payout under the ABP would be 100 percent of a specified percentage of the executive’s base salary. In the event the Company and, where applicable, the business unit do not achieve the performance targets, a lesser bonus may be earned if the Company and, where applicable, the business unit meet or exceed the threshold amounts for the performance targets, which are generally equal to the previous year’s results achieved for the applicable performance measure. In the event the Company exceeds the performance targets, the amount of the bonus will increase accordingly. There is no maximum payout under the ABP on the theory that we pay for performance and our executives should receive additional compensation when we exceed our performance goals. The components and weightings of the performance measures are reviewed and determined annually by the Board to reflect Company strategy.

The tables below provide information regarding the 2012 ABP for our participating NEOs, including the performance goals, the weight assigned to each performance goal, and the payout as a percentage of the target bonus if the threshold or target performance goal is met. The performance goals and relative weightings reflect the Board’s objective of ensuring that a substantial amount of each NEO’s total compensation is tied to Company and, where applicable, business unit performance.

2012 ABP Weighting, Threshold and Target Performance Goals

Participating NEO(1)	Organizational Weighting	Performance Weighting	Threshold ($ in 000s)	Target ($ in 000s)(2)	% of Target Performance for Threshold Payout	% Payout With Threshold Performance
Harry J. Mullany	100% ServiceMaster	50% ServiceMaster AOP	$520,103	$548,000	94.9%	69.5%
David W. Martin		30% ServiceMaster Revenue	$3,196,841	$3,400,000	94.0%	64.1%
		20% ServiceMaster Cash Flow	$517,389	$546,063	94.7%	68.5%
Mark J. Barry	20% ServiceMaster	20% ServiceMaster AOP	$520,103	$548,000	94.9%	69.5%
	80% American Home Shield	35% American Home Shield AOP	$119,274	$137,015	87.1%	22.3%
		35% American Home Shield Revenue	$686,737	$765,251	89.7%	38.4%
		10% American Home Shield Cash Flow	$108,600	$130,325	83.3%	0.0%
Thomas J. Coba	20% ServiceMaster	20% ServiceMaster AOP	$520,103	$548,000	94.9%	69.5%
	40% ServiceMaster Clean	17.5% ServiceMaster Clean AOP	$62,832	$68,118	92.2%	53.4%
		17.5% ServiceMaster Clean Revenue	$138,691	$153,882	90.1%	40.8%
		5% ServiceMaster Clean Cash Flow	$59,956	$67,380	89.0%	33.9%
	40% Merry Maids	17.5% Merry Maids AOP	$19,325	$19,821	97.5%	85.0%
		17.5% Merry Maids Revenue	$71,955	$73,800	97.5%	85.0%
		5% Merry Maids Cash Flow	$17,166	$17,606	97.5%	85.0%
Charles M. Fallon	20% ServiceMaster	20% ServiceMaster AOP	$520,103	$548,000	94.9%	69.5%
	80% Terminix	35% Terminix AOP	$267,512	$273,200	97.9%	87.5%
		35% Terminix Revenue	$1,193,075	$1,242,579	96.0%	76.1%
		10% Terminix Cash Flow	$265,227	$280,593	94.5%	67.1%

(1)              Due to Mr. Cregg’s voluntary termination from the Company, he was not eligible for a 2012 ABP payment.

(2)              In 2012, the ABP included an additional feature whereby each NEO could receive target payout under their revenue performance goals for less than target achievement. The lower revenue targets were developed based on the revenue needed from each business unit to deliver consolidated revenue 5.0% higher than 2011 levels. In the event any business unit achieved these lower revenue targets, the revenue component of their ABP achievement would be based on the lower target. If the lower targets were not achieved, the revenue component of their ABP achievement would be based on the original revenue targets shown above. The lower revenue targets for the NEOs were as follows: ServiceMaster—$3,366,166, American Home Shield—$757,636, ServiceMaster Clean—$152,351, Merry Maids—$73,066, Terminix—$1,230,214.

The “% of Target Performance for Threshold Payout” is equal to threshold performance (which is generally equal to the prior year’s actual performance) divided by the current year’s target goal. The payout levels for performance above threshold are based on a 6:1 ratio—for every one percent of achievement above threshold performance levels, the plan pays out six additional percentage points of the targeted payout. The Board believes the 6:1 ratio to be an effective motivator to improve over the prior year’s results. The 2012 ABP target payout opportunity for each participating NEO (see table below) was based on our review of Peer Group and survey data and the importance of the NEO’s position relative to the overall financial success of the Company. The following table sets forth information regarding the 2012 performance under the ABP, including the percentage of performance target attained and the percentage of target bonus earned. Due to his resignation, Mr. Cregg was not eligible for a payment under the ABP.

The Company did not achieve the AOP Threshold at the corporate consolidated level, resulting in a calculated bonus payout of zero. However, the Board considered that the primary reason for not achieving the AOP Threshold was the unexpected performance of TruGreen. The Board determined that, since the Company’s consolidated performance, excluding TruGreen showed growth in both revenue (5.2 percent) and AOP (5.9 percent), there would be a payout equal to 65 percent of target for those associates with a corporate consolidated component to the ABP, except for Mr. Mullany, whose corporate component was awarded at 50 percent, as the Board determined that as CEO, Mr. Mullany had ultimate responsibility for TruGreen’s performance. All NEOs have a corporate consolidated component and benefited from the discretionary payout. Due to the Board’s discretion awarding a corporate component of 65 percent under the ABP (50 percent in the case of Mr. Mullany), these amounts are included in the “Bonus” column of Summary Compensation Table.

2012 ABP Performance

Participating NEO	Target % of Salary	% of Service Master Target AOP Attained	% of Service Master Target Revenue Attained	% of Service Master Target Cash Flow Attained	Business Unit	% of Business Unit Target AOP Attained	% of Business Unit Target Revenue Attained	% of Business Unit Target Cash Flow Attained	% of Target Bonus Awarded(1)
Harry J. Mullany	100.0%	87.9%	94.2%	85.5%	Corporate	N/A	N/A	N/A	50.0%
David W. Martin(2)	50.0%	87.9%	94.2%	85.5%	Corporate	N/A	N/A	N/A	65.0%
Mark J. Barry	65.0%	87.9%	N/A	N/A	American Home Shield	100.7%	94.2%	103.9%	84.5%
Thomas J. Coba	65.0%	87.9%	N/A	N/A	Service Master Clean	89.4%	90.6%	84.2%	6.5%
					Merry Maids	104.5%	112.3%	111.4%	67.6%
Charles M. Fallon	65.0%	87.9%	N/A	N/A	Terminix	103.5%	102.9%	108.3%	111.3%

(1)         As discussed above, the Company did not meet the minimum performance levels required to achieve a payment under the ABP at the corporate consolidated level. However, the Board determined that, since the Company’s consolidated performance, excluding TruGreen, showed growth in both revenue and AOP, there would be a payout equal to 65 percent of target for those associates with a corporate consolidated component to the ABP excluding the CEO. The Board determined that as CEO, Mr. Mullany had ultimate responsibility for TruGreen’s performance, and therefore the Board elected to pay him a bonus for 2012 equal to 50 percent of his target.

(2)         During the year, Mr. Martin was appointed to the role of interim CFO, as of November 27, 2012. In connection with such appointment he received, in addition to his base salary, an additional $10,000 per month of base salary. Mr. Martin also received an increase in his bonus target under the 2012 ABP to 65 percent from 50 percent of his base salary during his tenure in this interim role.

2012 ABP Payments

Participating NEO	% of Salary Paid at Target Performance	Base Salary	Actual % of Target Awarded(1)	Total Bonus Award
Harry J. Mullany	100.0%	$1,100,000	50.0%	$550,000
David W. Martin(2)	50.0%	$312,000	65.0%	$109,157
Mark J. Barry(3)	65.0%	$425,000	84.5%	$85,475
Thomas J. Coba	65.0%	$425,000	74.1%	$204,576
Charles M. Fallon	65.0%	$500,000	111.3%	$361,641

(1)              As discussed above, the Company did not meet the minimum performance levels required to achieve a payment under the ABP at the corporate consolidated level. However, the Board determined that, since the Company’s consolidated performance, excluding TruGreen, showed growth in both revenue and profit, there would be a payout equal to 65 percent of target for those associates with a corporate consolidated component to the ABP, excluding the CEO. The Board determined that as CEO, Mr. Mullany had ultimate responsibility for TruGreen’s performance, and therefore the Board elected to pay him a bonus for 2012 equal to 50 percent of his target.

(2)              During the year, Mr. Martin was appointed to the role of Interim CFO, as of November 27, 2012. In connection with such appointment he received, in addition to his base salary, an additional $10,000 per month of base salary. Mr. Martin also received an increase in his bonus target under the 2012 ABP to 65 percent from 50 percent of his base salary during his tenure in this interim role.

(3)              Mr. Barry joined the Company during 2012 and as such received a pro-rated bonus award based on the number of days employed by the Company during 2012.

Discretionary Bonuses

Pursuant to the terms of his offer letter, Mr. Fallon is eligible to receive discretionary bonuses for 2012 and 2013. These bonuses are intended to incentivize and foster greater collaboration and synergy between the Terminix and TruGreen businesses. These discretionary bonuses provide for a payment of up to $100,000 for 2012 and $100,000 for 2013 to Mr. Fallon, with the actual amount earned determined in the sole discretion of the Board. This bonus payout, if any, will be made at the same time as payments under the ABP for 2012 and 2013. Additionally, Mr. Fallon may elect to receive a stock option award in lieu of cash, with up to 15,000 options to be issuable for 2012 and up to 10,000 options to be issuable for 2013. The number of options may be prorated based on the Board’s assessment of his performance.

For 2012, the Board approved the payment of a discretionary bonus of $100,000 for Mr. Fallon. The amount of this bonus payment was recommended to the Board by the CEO with the ultimate amount determined by the Board based on its evaluation of Mr. Fallon’s leadership and collaboration with the leadership team of TruGreen. The Board determined that Mr. Fallon had effectively collaborated on the exchange of best practices and the transfer of talent between the organizations.

Sign-On Bonuses

The Company has included sign-on bonuses for newly hired executives as a part of the new hire compensation offer. The sign-on bonus is used to provide a compensation offer that differentiates our offer of employment (for executives who frequently have other available opportunities) and may be needed to compensate the executives for the lost value of existing compensation arrangements at the executives’ prior employers. In 2012, the Company paid a $325,000 cash sign-on bonus to Mr. Barry as part of his new hire offer. The sign-on bonus for Mr. Barry is subject to repayment provisions if he terminates employment from the Company prior to the first anniversary of his hire date.

Long-Term Incentive Plan

Our long-term equity incentive plan is designed to retain key executives and to align the interests of our executives with the achievement of sustainable long-term growth and performance. For 2012, our NEOs were participants under the MSIP.

MSIP

The MSIP provides certain key associates (including all of our NEOs) with the opportunity (1) to invest in shares of our common stock via actual share purchases and (2) to receive RSUs and options to purchase shares of our common stock. Executives employed with the Company in 2007 had the opportunity to purchase shares with cash or by means of deferred share units (“DSUs”), which were sold to key associates through the notional purchases of DSUs using associates’ deferred compensation balances. No further DSUs have been sold or issued since 2007. Mr. Martin is the only currently serving NEO who had the opportunity to allocate a portion of his eligible deferred compensation to purchase DSUs. Each DSU represents a right to receive a share of common stock in the future and was fully vested when acquired.

For each share of common stock or DSU purchased by an NEO, ServiceMaster granted such NEO up to four matching options to purchase shares of our common stock, except in the case of Mr. Mullany, where ServiceMaster granted five matching options for each share purchased. Mr. Mullany also received “Superperformance Options” equal to one-tenth the number of additional matching options granted. Subject to Mr. Mullany’s continued employment through the vesting date, Superperformance Options will vest (1) before a public offering if the fair market value of the common stock, as determined by Holdings’ Compensation Committee, is at least $25 per share based on the most recent valuation, and (2) after a public offering if the closing price of the common stock on the principal exchange on which it is traded equals or exceeds $25 per share for 20 consecutive trading days. In addition, since 2010, we have also awarded RSUs to both newly hired executives and longer tenured NEOs. Each RSU represents a right to receive a share of common stock in the future, if and when the RSU vests and vesting is subject to the holder’s continued employment. As discussed below, pursuant to the terms of his offer letter, Mr. Mullany received matching RSUs with an aggregate fair market value equal to one-half the aggregate purchase price of the shares purchased. In addition, other NEOs received RSU grants as described below. Unlike equity awards at publicly traded companies, these investment opportunities are not available to the general public and present an employment reward opportunity as well as subjecting the executive officer to liquidity risks and transfer restrictions. Generally, our policy has been to provide this opportunity to invest and receive equity grants at one time only, either shortly after the closing of the Merger or upon hire or promotion, if later. We do not typically supplement the NEOs’ stock awards with subsequent annual equity awards. We could, however, decide, from time to time, to grant additional equity awards to certain key associates, including our NEOs, in order to recognize outstanding performance, enhance retention or otherwise as Holdings’ Compensation Committee may determine is in the best interest of the Company. The MSIP investment opportunities provided to any executive officer or the executive officers as a group are entirely at the discretion of Holdings’ Compensation Committee.

We believe that the opportunity to purchase shares and to receive options to purchase shares of Holdings’ stock and grants of RSUs encourages our executive officers to focus on our long-term performance, thereby aligning their interests with the interests of Holdings’ stockholders. The purchase of shares under the MSIP allows executive officers to have a stake in the Company’s performance by putting their own financial resources at risk. Additionally, through stock option and RSU grants, the executive officers are encouraged to focus on sustained increases in stockholder value. Specifically, we believe the granting of stock options and RSUs assists the Company to:

•                  Enhance the link between the creation of stockholder value and long-term executive incentive compensation;

•                  Maintain competitive levels of total compensation; and

•                  Provide value for key executives enabling the Company to retain key leaders.

Consistent with our historical practices, Mr. Barry was granted 50,000 RSUs and was provided an opportunity to purchase up to an aggregate amount of $1,000,000 of shares (with a minimum obligation of $500,000 of shares), with four matching options granted for each share purchased. Mr. Barry purchased approximately $500,000 of Holdings’ shares of common stock, resulting in Mr. Barry receiving 33,333 shares and 133,332 matching options.

Pursuant to the terms of his employment agreement, in 2011, Mr. Mullany made an initial purchase of $1,900,000 in the Company and was granted matching options at a rate of five options per share purchased, Superperformance Options equal to one-tenth the number of additional matching options granted and matching RSUs equal to one-half the aggregate purchase price of the shares purchased. Mr. Mullany was also provided the opportunity to elect to purchase up to $1,100,000 of additional shares on the first and second anniversaries of his hire date (February 22, 2012 and February 22, 2013). Mr. Mullany has received five matching stock options for each initial and additional share purchased, RSUs valued at one-half of the aggregate purchase price of the initial and additional shares purchased, and Superperformance Options equal to one-tenth of the number of matching options granted. Based on Mr. Mullany’s initial equity investment, he acquired 172,727 shares of our common stock and was granted 86,364 RSUs, 863,635 Matching Options, and 86,364 Superperformance Options. Mr. Mullany elected to purchase 14,285 shares of common stock in the first quarter of 2012 and was granted 7,143 RSUs, 71,425 Matching Options and 7,413 Superperformance Options in connection with this additional purchase. Mr. Mullany did not elect to purchase any additional common stock on February 22, 2013.

Pursuant to the terms of his 2011 offer letter, Mr. Coba was granted 60,000 RSUs and was provided an opportunity to purchase up to an aggregate amount of $1,000,000 of shares and receive four matching options for each share purchased for a period of up to one year from his hire date, but no later than the date of a public offering. In 2011, Mr. Coba purchased 27,272 shares, at a purchase price of $11 per share, and received 109,088 matching options, leaving him with a remaining opportunity to purchase shares valued up to $700,000. In 2012, Mr. Coba purchased an additional $300,000 in shares (resulting in Mr. Coba receiving 20,000 shares and 80,000 matching options), while the remaining opportunity expired on his anniversary date.

Shares previously purchased by Mr. Cregg were repurchased by Holdings in 2012 subsequent to his departure from the Company, consistent with the MSIP and the stock subscription agreement entered into at the time of purchase.

Please see the Grants of Plan-Based Awards Table (2012) for information regarding the vesting terms of the equity awards.

Retirement Benefits

Associates, including the NEOs, are generally eligible to participate in the ServiceMaster Profit Sharing and Retirement Plan, as amended and restated effective as of January 1, 2006, as it may be further amended from time to time (the “PSRP”). The PSRP is a tax-qualified 401(k) defined contribution plan under which we may make discretionary matching contributions. Historically, we have provided for a matching contribution in the PSRP where associates receive a dollar-for-dollar match on the first 1 percent of their contributions, and then a $0.50-per-dollar match on the next 2 percent to 6 percent contributed.

We also maintain the ServiceMaster Deferred Compensation Plan, as amended and restated effective as of January 1, 2005, as it may be further amended from time to time (the “DCP”), which is a non-qualified deferred compensation plan designed to afford certain highly compensated associates (including the NEOs, executive officers and certain other associates) the opportunity to defer additional amounts of compensation on a pre-tax basis. All deferred amounts under the DCP are subject to earnings or losses based on the investments selected by the individual participants. We believe that provision of the DCP is important as a recruitment and retention tool as many, if not all, of the companies with which ServiceMaster competes for executive talent provide a similar plan to their senior employees and the cost to ServiceMaster of providing this benefit is minimal. Under the DCP, participants may be provided with discretionary matching contributions, but since 2007 we have not elected to do so. No earnings in the DCP are credited at above market levels.

Employee Benefits and Executive Perquisites

We offer a variety of health and welfare programs to all eligible employees, including the NEOs. The NEOs are eligible for the same health and welfare benefit programs on the same basis as the rest of the Company’s employees, including medical and dental care coverage, life insurance coverage and short  and long-term disability.

The Company limits the use of perquisites as a method of compensation and provides executive officers with only those perquisites that we believe are reasonable and consistent with our compensation goal of enabling the Company to attract and retain superior executives for key positions. The perquisites provided to our NEOs are memberships in social and professional clubs and, for Messrs Mullany and Fallon, commuting expenses. Expenses associated with relocation of newly hired executives (including income tax gross-ups on taxable relocation expense reimbursements) are paid to certain executives pursuant to our relocation policy and are based on standard market practices for executive level relocations.

Mr. Mullany is also provided with personal use of Company aircraft and certain spousal travel. We have established a policy regarding our CEO’s personal use of the Company aircraft (the “Aircraft Policy”). The Aircraft Policy provides that the CEO shall reimburse the Company for personal use of the Company aircraft exceeding 50 hours annually. Any amount so reimbursed to the Company shall be applied to reduce the executive’s taxable income arising from the personal use. In addition to the personal usage allowed under the Aircraft Policy, Mr. Mullany was also eligible to receive up to $85,000 in 2012 to reimburse commuting expenses. Mr. Mullany may utilize commercial flights, private charter service or the Company aircraft for his commuting travel. To the extent Mr. Mullany utilizes commercial flights or a private charter, the actual amount paid by the Company on his behalf is applied toward his maximum commuting benefit of $85,000 per annum. If Mr. Mullany utilizes the Company aircraft for commuting purposes, the amount applied toward his annual commuting benefit is calculated under the income imputation rules established by the IRS for personal use of Company aircraft. These rules require the cost of each flight to be estimated by applying published IRS per mile rates based on the size of the aircraft to the total miles flown. Mr. Mullany did not exceed his $85,000 maximum commuting benefit in 2012, calculated in accordance with IRS income imputation rules. This method of calculation has been affirmed by the Board.

Employment Arrangements

The Company generally provides an executive with an offer letter prior to the time an executive joins the Company. The offer letter generally describes the basic terms of the executive’s employment, including his or her start date, starting salary, ABP bonus target, special bonuses (if any), relocation benefits, severance benefits (if any), signing bonus (if any) and equity awards granted in connection with the commencement of his or her employment. The terms of the executive’s employment are thereafter based on sustained good performance rather than contractual terms, and the Company’s policies will apply as warranted. During 2012, the Company and Mr. Barry executed an employment letter memorializing the terms of his offer of employment.

Under certain circumstances, the Company recognizes that special arrangements with respect to an executive’s employment may be necessary or desirable. In 2011, the Company entered into an employment agreement with Mr. Mullany setting forth the terms of his employment as CEO of ServiceMaster and a severance agreement with Mr. Fallon setting forth certain severance benefits to be received by Mr. Fallon upon a qualifying termination of employment. Please see the narrative following the Grants of Plan-Based Awards table and the Potential Payments Upon Termination or Change in Control section for a description of the agreements with Messrs. Mullany and Fallon.

Post-Termination Compensation

All of the NEOs, except Mr. Mullany and Mr. Fallon, as discussed elsewhere, are covered under ServiceMaster’s standard severance policy or practice as in effect at the time employment is terminated. The terms of these post-termination arrangements are described in detail below under “—Potential Payments Upon Termination or Change in Control ”.

2013 Award of Performance RSUs

On February 25, 2013, the Compensation Committee of Holdings approved a form of an employee performance restricted stock unit agreement to be used when awards of Performance Restricted Stock Units (“P RSUs”) are made under the MSIP and granted 401,506 P-RSU awards to certain officers and associates of ServiceMaster, including grants to the following NEOs in the following amounts: Mr. Mullany, 42,307 P-RSUs; Mr. Martin, 13,461 P-RSUs; Mr. Barry, 19,230 P-RSUs; Mr. Coba, 19,230 P-RSUs; and Mr. Fallon, 19,230 P-RSUs. To the extent ServiceMaster’s internal financial performance target for fiscal 2013 (the “Performance Target”) is met or exceeded, the P RSUs will vest in three equal installments on the first three anniversaries of the grant date. If the Performance Target is not met, the P RSUs will be forfeited. If the Performance Target is exceeded, the number of P RSUs granted to each associate, including the NEOs, will be increased in accordance with the adjustment table adopted by Holdings’ Compensation Committee. Any increased number of P RSUs will vest in accordance with the same schedule described above.

2012 Summary Compensation Table

Name and Principal Position	Year	Salary ($)		Bonus ($)		Stock Awards ($)(1)	Option Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)		All Other Compensation ($)(3)	Total ($)
Harry J. Mullany	2012	1,075,000		550,000	(4)	100,002	539,455	0		289,760	2,554,217
Chief Executive Officer	2011	856,482		2,422,662		950,004	3,614,120	427,338		161,140	8,431,746
David W. Martin	2012	320,000	(5)	109,157	(4)	0	0	0		8,973	438,130
SVP, Interim Chief Financial Officer & Chief Accounting Officer	2011	367,800		50,000		0	72,400	162,216		257	652,673
Roger A. Cregg	2012	562,000	(6)	0		0	0	0		27,967	589,967
Former Chief Financial Officer	2011	206,250		171,918		825,000	1,316,362	83,626		23,135	2,626,291
Mark J. Barry	2012	156,424	(7)	338,148	(4),(8)	750,000	950,657	72,327	(4)	22,358	2,289,914
President & COO—American Home Shield
Thomas J. Coba	2012	425,000		35,913	(4)	0	570,400	168,663	(4)	144,952	1,344,928
President—ServiceMaster Clean, Merry Maids, Furniture Medic and AmeriSpec	2011	40,246		400,000		660,000	585,803	0		24	1,686,073
Charles M. Fallon	2012	500,000		142,250	(4),(9)	0	0	319,391	(4)	59,837	1,021,478
President—Terminix	2011	37,879		0		759,990	2,148,000	0		19	2,945,888

(1)                  The amounts in this column reflect the aggregate grant date fair value of RSUs awarded. The assumptions used in the valuation of RSU awards are disclosed in the Stock-Based Compensation footnote in the audited financial statements for the fiscal year ended December 31, 2012 included elsewhere in this prospectus.

(2)                  The amounts in this column reflect the aggregate grant date fair value of stock options awarded, including the Superperformance Options awarded to Mr. Mullany. The assumptions used in the valuation of option awards are disclosed in the Stock-Based Compensation footnote to the audited financial statements for the fiscal year ended December 31, 2012 included elsewhere in this prospectus. In addition, for the Superperformance Options, the likelihood of achieving the market condition required for vesting was included in the determination of the grant date fair value of the options. Under FASB Accounting Standards Codification Topic 718, the vesting condition related to the Superperformance Options is considered a market condition and not a performance condition. Accordingly, there is not grant date fair value in excess of the amount reflected in the table above that could be calculated and disclosed based on achievement of the market condition.

(3)                  Amounts in this column for 2012 are detailed in the All Other Compensation (2012) table below.

(4)                  As discussed above, the Company did not meet the minimum performance levels required to achieve a payment under the ABP at the corporate consolidated level. However, the Board determined that, since the Company’s consolidated performance, excluding TruGreen, showed growth in both revenue and profit, there would be a payout equal to 65 percent of target for those associates with a corporate consolidated component to the ABP excluding the CEO. The Board determined that as CEO, Mr. Mullany had ultimate responsibility for TruGreen’s performance, and therefore the Board elected to pay him a bonus for 2012 equal to 50 percent of his target. The bonus awarded to each NEO based on a 65 percent payment for the corporate consolidated component of the ABP is presented in the “Bonus” column in the following amounts: Mr. Martin—$109,157, Mr. Barry—$13,148, Mr. Coba—$35,913, Mr. Fallon—$42,250. The bonus awarded to Mr. Mullany equal to 50 percent of his target bonus was $550,000 and is presented in the “Bonus” column. Amounts earned by the NEOs under the ABP in addition to the payments related to the corporate consolidated performance goals are presented in the “Non-Equity Incentive Plan Compensation” column.

(5)                  Mr. Martin’s salary includes an additional $11,000 allowance as additional salary for his service as the Interim CFO during 2012.

(6)                  The salary presented for Mr. Cregg is the actual salary paid through his departure date of November 27, 2012.

(7)                  This salary figure reflects the actual partial year salary paid during 2012 from Mr. Barry’s hiring date of August 20, 2012 through the end of the year.

(8)                  Includes a sign-on bonus of $325,000 paid at the commencement of Mr. Barry’s service with the Company.

(9)                  Includes a $100,000 bonus awarded to Mr. Fallon based on his collaboration with leadership of the TruGreen business and the development of synergies with the TruGreen business.

All Other Compensation (2012)

Named Executive Officer	Perquisites and Other Personal Benefits ($)		Company Paid Life Insurance Premiums ($)	Company Contributions to PSRP ($)(1)	Separation Payment ($)		Tax Payment(s) ($)(2)	Total ($)
Harry J. Mullany	280,787	(3)	223	8,750	0		0	289,760
David W. Martin	0		223	8,750	0		0	8,973
Roger A. Cregg	0		202	8,750	19,015	(4)	0	27,967
Mark J. Barry	17,138	(5)	82	708	0		4,430	22,358
Thomas J. Coba	118,725	(6)	223	8,750	0		17,254	144,952
Charles M. Fallon	39,380	(7)	223	7,917	0		12,317	59,837

(1)              The PSRP is the Company’s tax-qualified retirement savings plan.

(2)              Tax payments related to relocation expenses were paid to Messrs. Barry, Coba and Fallon.

(3)              Mr. Mullany’s perquisites include personal use of the corporate aircraft ($233,169), reimbursement of personal air transportation costs ($22,940), personal ground transportation costs ($8,128), Company provided membership fees ($1,550) for one business and social dining club and Company provided auto allowance ($15,000). The incremental cost of the use of the Company aircraft included in the table above is calculated based on the variable operating costs to ServiceMaster, including fuel costs, mileage, trip-related maintenance, universal weather monitoring costs, on-board catering, lamp/ramp fees and other miscellaneous variable costs based on occupied seat hours. Fixed costs, which do not change based on usage, such as pilot salaries, depreciation and the cost of ongoing maintenance agreements for storage and upkeep of the plane are excluded. The compensation for personal use of the Company aircraft calculated based on the variable operating costs incurred is typically greater than the amount calculated under the income imputation rules established by the IRS for personal use of company aircraft. The variable operating costs for the Company plane, on a per seat hour basis, increased from $536 in 2011 to $1,157 in 2012 due to higher than customary repairs and maintenance costs incurred in 2012. This caused a corresponding increase in the amount of income attributed to our CEO for his personal use of the Company plane. The aggregate cost of other perquisites and personal benefits is measured on the basis of the actual cost to the Company.

(4)              This amount represents accrued vacation paid upon Mr. Cregg’s resignation from the Company.

(5)              The amount listed reflects Company-paid relocation expenses ($17,138). The aggregate cost of perquisites and personal benefits is measured on the basis of the actual cost to the Company.

(6)              Mr. Coba’s perquisites include personal use of the corporate aircraft ($3,701, calculated based on the incremental cost method set forth in footnote 3 above), Company-paid relocation expenses ($99,116), reimbursement of expenses related to the continuation of his benefits with his previous employer through COBRA ($4,508) and an incentive paid to Mr. Coba in connection with his relocation for the expedited sale of his home ($11,400, amount calculated based on a percentage of the sale transaction). Except with respect to the aircraft usage, the aggregate cost of perquisites and personal benefits is measured on the basis of the actual cost to the Company.

(7)              Mr. Fallon’s perquisites include Company-paid relocation expenses ($38,061) related to his hiring and reimbursement of expenses related to the continuation of his benefits with his previous employer through COBRA ($1,319). The aggregate cost of perquisites and personal benefits is measured on the basis of the actual cost to the Company.

Grants of Plan-Based Awards (2012)

The amounts listed in the table below in the column entitled Estimated Future Payouts Under Non-Equity Incentive Plan Awards represent the potential 2012 earnings under the ABP, which is a non-equity incentive plan. The threshold amount is the minimum earned amount if threshold performance is attained for all performance measures. There is no maximum in this plan. Mr. Cregg was not eligible for a payout under the 2012 ABP as he resigned from the Company prior to payment of the ABP payout on March 15, 2013. Additional information is discussed under the heading, Annual Bonus Plan, in the Compensation Discussion and Analysis section above.

			Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of	All Other Option Awards: Number of Securities Underlying	Exercise or Base Price of Option	Grant Date Fair Value of Stock
Named Executive Officer	Grant Date	Approval Date	Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)(1)	Maximum (#)	Stock (#)(2)	Options (#)(3)	Awards ($/Sh)(4)	and Option Awards(5)
Harry J. Mullany	N/A	N/A	744,385	1,100,000	None
	3/21/2012	1/23/2012							7,143	0	0	100,002
	3/21/2012	1/23/2012							0	71,425	$14.00	494,118
	3/21/2012	1/23/2012				N/A	7,143	N/A	0	0	$14.00	45,337
David W. Martin	N/A	N/A	113,644	167,934	None
Roger A. Cregg	N/A	N/A	292,746	432,600	None
Mark J. Barry	N/A	N/A	97,114	276,250	None
	8/20/2012	7/27/2012							50,000	0	0	750,000
	9/28/2012	9/28/2012							0	133,332	$15.00	950,657
Thomas J. Coba	N/A	N/A	182,525	276,250	None
	9/28/2012	9/28/2012							0	80,000	$15.00	570,400
Charles M. Fallon	N/A	N/A	253,068	325,000	None

(1)                  Represents Superperformance Options granted in conjunction with the purchase of shares by Mr. Mullany. These options will vest (i) before a public offering if the fair market value of the common stock, as determined by the Holdings’ Compensation Committee, is at least $25 per share, and (ii) after a public offering if the closing price of the common stock on the principle exchange on which it is traded equals or exceeds $25 per share for 20 consecutive trading days.

(2)                  Represents RSU awards granted in conjunction with the purchase of shares by Mr. Mullany and as a component of the new hire offer to Mr. Barry. These units will vest at a rate of one-third per year on each of the first three anniversaries of their grant dates.

(3)                  Represents the number of stock options granted in conjunction with the purchase of shares by Messrs. Mullany and Coba and as a component of the new hire offer to Mr. Barry. Options listed in this column become exercisable on the basis of passage of time and continued employment over a four-year period, with one-fourth becoming exercisable on each anniversary following the date of grant.

(4)                  The exercise price was based on the fair market value of the options on the date of grant, as established by Holdings’ Compensation Committee.

(5)                  Represents the aggregate grant date fair value of RSU and stock option awards detailed in the prior columns. The assumptions used in the valuation of both RSU and stock option awards are disclosed in the Stock-Based Compensation footnote in the audited financial statements for the fiscal year ended

December 31, 2012 included elsewhere in this prospectus. In addition, for the Superperformance Options, the likelihood of achieving the market condition required for vesting was included in the determination of the grant date fair value of the options.

Employment Arrangements

Employment Agreement with Mr. Mullany

On February 22, 2011, ServiceMaster announced that Harry J. Mullany III had been elected to serve as CEO of ServiceMaster, effective March 31, 2011. Mr. Mullany’s employment with ServiceMaster commenced on February 22, 2011 pursuant to an employment agreement with Holdings, dated February 16, 2011. Mr. Mullany’s employment agreement is a for a term of three years, commencing on February 22, 2011, subject to automatic one-year renewals thereafter, absent termination notice by either party. Under his employment agreement, Mr. Mullany received an initial annual base salary of $1 million, and a target annual incentive bonus opportunity of 100 percent of his base salary. Additionally, for the 2011 performance year, Mr. Mullany was guaranteed a minimum annual bonus of $500,000 and received a signing bonus of $1.75 million.

Mr. Mullany’s employment agreement also entitled him to an automobile allowance of $15,000 per year and commuting expenses up to $85,000 for 2011 and 2012. Mr. Mullany’s employment agreement also provides for severance benefits as described below under Potential Payments Upon Termination or Change in Control. A failure by Holdings to renew the agreement will constitute a termination of Mr. Mullany’s employment without cause for purposes of his severance benefits.

As noted in the Compensation Discussion and Analysis, in connection with his commencement of employment, Mr. Mullany purchased $1.9 million of common stock of Holdings at a price of $11 per share. At his discretion, Mr. Mullany had the opportunity to purchase up to an aggregate of $1.1 million of additional common stock of Holdings at its then-current fair market value over two years following his commencement of employment. In connection with his initial and subsequent equity investments, Mr. Mullany has been awarded RSUs and nonqualified stock options under the MSIP. He has received RSUs worth half the aggregate fair market value, as determined under the MSIP, of his initial and subsequent investments, and these RSUs will vest at a rate of one-third per year on each of the first three anniversaries of their grant dates. Additionally, for each share of common stock he purchased in his initial and subsequent investments, he received nonqualified stock options to purchase five shares at an exercise price equal to the fair market value of a share of common stock at the time of the option grant (“Matching Options”). The Matching Options vest at a rate of one-fourth per year on each of the first four anniversaries of the grant date. Finally, for each ten Matching Options that Mr. Mullany was awarded, he has been awarded one Superperformance Option with an exercise price equal to the fair market value of a share of common stock at the time of the option grant. Based on Mr. Mullany’s initial equity investment, he acquired 172,727 shares of Holdings common stock and was granted 86,364 RSUs, 863,635 Matching Options, and 86,364 Superperformance Options. In the first quarter of 2012, Mr. Mullany elected to purchase 14,285 shares of common stock at $14 per share and was granted 7,143 RSUs, 71,425 Matching Options and 7,143 Superperformance Options. Mr. Mullany did not elect to purchase any additional common stock on February 22, 2013.

Should Mr. Mullany’s employment terminate for cause, all vested and unvested options will be canceled, along with all unvested RSUs. In the case of Mr. Mullany’s termination other than for cause and other than by reason of his death or disability, unvested options and RSUs will be canceled. Upon termination by reason of death or disability, Mr. Mullany’s unvested Matching Options will fully vest, and any unvested Superperformance Options will be canceled. In addition, if the death or disability occurs prior to his RSUs having fully vested, a pro rata portion of the RSUs that would have vested in the year of termination will vest. Mr. Mullany or his estate will retain the right to exercise any vested options for up to 12 months following termination for death, disability, or retirement, and for 90 days following termination for all other reasons (except for termination for cause).

Compensation Arrangements for Messrs. Barry and Fallon

At the time Mr. Barry was hired, ServiceMaster provided him with an offer letter that set forth his initial base salary and initial annual target bonus opportunity under our ABP, with the actual payouts under the ABP subject to the satisfaction of performance targets established by the Board each year. Base salary, target annual bonus and all other compensation are subject to approval each year by the Board. In addition, the offer letter provided that he would be offered a grant of stock options to be made in connection with his purchase of Holdings’ common stock. Mr. Barry received such grant of options in 2012 as disclosed in the 2012 Summary Compensation Table. Mr. Barry also received 50,000 RSUs as a part of his offer of employment. Additionally, a cash sign-on bonus of $325,000 was paid to Mr. Barry.

Pursuant to the terms of his offer letter, Mr. Fallon is eligible to receive discretionary bonuses for 2012 and 2013. These bonuses are intended to incentivize and foster greater collaboration and synergy between the Terminix and TruGreen businesses. These discretionary bonuses provide for a payment of up to $100,000 for 2012 and $100,000 for 2013 to Mr. Fallon, with the actual amount earned determined in the sole discretion of the Board. This bonus payout, if any, will be made at the same time as payments under the ABP for 2012 and 2013. Additionally, Mr. Fallon may elect to receive a stock option award in lieu of cash, with up to 15,000 options to be issuable for 2012 and up to 10,000 options to be issuable for 2013. The number of options may be prorated based on the Board’s assessment of his performance. For 2012, the Board approved the payment of a discretionary bonus of $100,000 for Mr. Fallon. In addition, the Company entered into a severance agreement with Mr. Fallon upon his hire, the details of which are described below under Potential Payments Upon Termination or Change in Control.

MSIP Awards

As noted in the Compensation Discussion and Analysis, during 2012, Mr. Mullany received matching options, RSUs and Superperformance Options in connection with his purchase of additional shares of Holdings’ common stock, Mr. Coba received matching options in connection with his purchase of additional shares of Holdings’ common stock and Mr. Barry received RSUs as part of his new hire grant and received matching options in connection with his purchase of shares of Holdings’ common stock. All stock options and RSUs currently held by the NEOs are shown in the Outstanding Equity Awards at Fiscal Year-End (2012) table below.

The MSIP and an employee stock option agreement govern each option award and provide, among other things, that the options vest in equal installments over a period of four years from the date of grant, subject to continued employment through each applicable vesting date. Mr. Mullany’s Superperformance Options will vest (1) before a public offering if the fair market value of the common stock, as determined by Holdings’ Compensation Committee, is at least $25 per share based on the most recent valuation, and (2) after a public offering if the closing price of the common stock on the principal exchange on which it is traded equals or exceeds $25 per share for 20 consecutive trading days, subject in both cases to his continued employment through the vesting date. Prior to the exercise of an option, the holder has no rights as a stockholder with respect to the shares subject to such option, including voting rights and the right to receive dividends or dividend equivalents. The MSIP and an RSU award agreement govern each RSU award and provide, among other things, that the RSUs vest in equal annual installments over a period of three years from the date of grant, subject to continued employment through each applicable vesting date. Holders of RSUs have no rights as stockholders, including voting rights. Holders of RSUs are, however, entitled to dividend equivalents if a dividend is declared on our common stock. For more information on the MSIP, see “—Compensation Discussion and Analysis—Long-Term Incentive Plan” above. See “—Potential Payments Upon Termination or Change in Control” below for information regarding the cancellation or acceleration of vesting of stock options and RSUs upon certain terminations of employment or a change in control.

Outstanding Equity Awards at Fiscal Year-End (2012)

		Option Awards					Stock Awards
Named Executive Officer	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable(1)	Number of Securities Underlying Unexercised Options (#) Unexercisable(1)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)(2)	Option Exercise Price ($)	Option Expiration Date	Number of Units of Stock That Have Not Vested (#)(3)	Market Value of Units of Stock That Have Not Vested ($)(4)
Harry J. Mullany	2/22/2011	215,909	647,726		$11.00	2/22/2021
	2/22/2011	0	0	86,364	$11.00	2/22/2021
	2/22/2011						57,576	863,640
	3/21/2012	0	71,425		$14.00	3/21/2022
	3/21/2012	0	0	7,143	$14.00	3/21/2022
	3/21/2012						7,143	107,145
David W. Martin	12/19/2007	155,000	0		$10.00	12/19/2017
	9/24/2010						13,333	199,995
	9/27/2011	5,000	15,000		$11.00	9/27/2021
Roger A. Cregg	9/27/2011	90,909	0		$11.00	2/27/2013
Mark J. Barry	8/20/2012						50,000	750,000
	9/28/2012	0	133,332		$15.00	9/28/2022
Thomas J. Coba	11/28/2011						40,000	600,000
	12/16/2011	27,272	81,816		$11.00	12/16/2021
	9/28/2012	0	80,000		$15.00	9/28/2022
Charles M. Fallon	12/5/2011						46,060	690,900
	12/16/2011	100,000	300,000		$11.00	12/16/2021

(1)                  Represents options to purchase shares of Holdings’ common stock granted under the MSIP. Options become exercisable on the basis of passage of time and continued employment over a four-year period, with one-fourth becoming exercisable on each anniversary following the grant date. The options granted to Mr. Martin in 2011 were granted in relation to his service as Interim CFO during 2011.

(2)                 Represents Superperformance Options to purchase shares of Holdings’ common stock granted under the MSIP. These options will vest before a public offering if the fair market value of the common stock as determined by the Holdings’ Compensation Committee is at least $25 per share, and after a public offering if the closing price of the common stock on the principle exchange on which it is traded equals or exceeds $25 per share for 20 consecutive trading days.

(3)                  Represents RSUs to be settled in Holdings’ common stock granted under the MSIP. RSUs become vested and will settle on the basis of passage of time and continued employment over a three-year period, with one-third becoming vested on each anniversary following the grant date.

(4)                  Fair market value as of December 31, 2012 of $15 per share was determined by Holdings’ Compensation Committee.

Option Exercises and Stock Vested (2012)

	Option Awards		Stock Awards
Named Executive Officer	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)		Value Realized on Vesting ($)
Harry J. Mullany	0	0	28,788	(1)	403,032	(2)
David W. Martin	0	0	13,333	(1)	199,995	(2)
Roger A. Cregg	0	0	25,000	(1)	375,000	(2)
Mark J. Barry	0	0	0		0
Thomas J. Coba	0	0	20,000	(1)	300,000	(2)
Charles M. Fallon	0	0	23,030	(1)	345,450	(2)

(1)              Reflects the vesting of RSUs in 2012. Messrs. Mullany, Martin, Cregg, Coba and Fallon elected to surrender a portion of the shares that settled upon vesting of the RSUs to satisfy tax withholding obligations, resulting in net shares of 21,174, 9,808, 18,388, 14,710, and 16,939, respectively.

(2)              Calculated based on the fair market value of Holdings’ common stock at the time of vesting—$14 per share at the time of Mr. Mullany’s vesting and $15 per share at the time of vesting for Messrs. Martin, Cregg, Coba and Fallon.

Nonqualified Deferred Compensation Plans

The table below sets forth information regarding the NEOs’ deferred compensation.

Nonqualified Deferred Compensation (2012)

Named Executive Officer	Executive Contributions in Last FY ($)		Registrant Contributions in Last FY ($)	Aggregate Earnings in Last FY ($)(1)	Aggregate Withdrawals / Distributions ($)	Aggregate Balance at Last FYE($)
Harry J. Mullany	0		0	0	0	0
David W. Martin	0		0	560	0	8,400	(2)
Roger A. Cregg	0		0	0	0	0
Mark J. Barry	0		0	0	0	0
Thomas J. Coba	0		0	0	0	0
Charles M. Fallon	25,000	(3)	0	1,380	0	26,380

(1)              The amounts in this column do not represent above market or preferential earnings, and therefore are not included in the Summary Compensation Table. For Mr. Martin, the amounts in this column represent the increase in the value of his DSUs in 2012.

(2)              Mr. Martin elected to allocate a portion of his eligible deferred compensation to invest in 560 DSUs in 2007. The amounts in this column for Mr. Martin represent the value of these DSUs.

(3)              Amount shown for Mr. Fallon is included in the Summary Compensation Table as 2012 Salary.

Deferred Compensation Programs

The DCP is a nonqualified deferred compensation plan designed to afford certain highly compensated associates the opportunity to defer not less than 2 percent and not more than 75 percent of their compensation on a pre-tax basis. Deferred amounts are credited with earnings or losses based on the rate of return of investments selected by the participants in the DCP. The plan provides for a range of mutual fund investments identical to the company’s 401(k) plan. ServiceMaster, in its sole discretion, may make matching contributions, based on the amounts that are deferred by associates pursuant to the DCP. ServiceMaster did not make matching contributions for 2012. Distributions are paid at the time elected by the participant in accordance with the DCP.

The DCP is not currently funded by ServiceMaster, and participants have an unsecured contractual commitment from ServiceMaster to pay the amounts due under the DCP. All plan assets are held in a rabbi trust and are considered general assets of ServiceMaster. When such payments are due, the cash will be distributed from the DCP’s trust.

Participants in the 2007 offering under the MSIP were permitted to allocate eligible deferred compensation under the DCP to purchase DSUs, which represent the right to receive a share of our common stock on the first to occur of (1) the date that is 30 days following participant’s termination of employment, (2) a fixed date selected by the participant or (3) a change in control of ServiceMaster. DSUs were acquired for $10 each. Mr. Martin is the only currently serving NEO who had the opportunity to allocate a portion of his eligible deferred compensation to purchase DSUs.

Potential Payments Upon Termination or Change in Control

Severance Benefits for NEOs

Unless modified by separate agreement, upon a termination by the Company for cause, by the executive without good reason, or upon death or disability, we have no obligation to pay any prospective amounts or provide any benefits to our NEOs. Our obligations will consist of those obligations accrued at the date of termination, including payment of earned salary, vacation, reimbursement of expenses and obligations that may otherwise be payable in the event of death or disability. For this purpose, “cause” means a material breach by the executive of the duties and responsibilities of the executive (other than as a result of incapacity due to physical or mental illness) that is demonstrably willful and deliberate on the executive’s part, committed in bad faith or without reasonable belief that such breach is in the best interests of the Company and not remedied in a reasonable period of time after receipt of written notice from the Company specifying such breach; or the commission by the executive of a felony or misdemeanor involving any act of fraud, embezzlement or dishonesty or any other intentional misconduct by the executive that materially and adversely affects the business affairs or reputation of the Company.

Mr. Mullany

Mr. Mullany’s employment agreement provides for severance benefits that if the Company were to terminate Mr. Mullany’s employment without cause or Mr. Mullany terminates his employment for good reason, he would receive: (1) continued payment of his monthly base salary for 24 months following the date of termination; (2) continuation of health and certain other benefits for two years; (3) the annual bonus earned for the fiscal year immediately preceding the date of termination to the extent not previously paid; (4) a prorated bonus through his date of termination; and (5) an amount equal to two times his average annual bonus paid or payable to Mr. Mullany with respect to the two fiscal years immediately preceding the date of termination or, if Mr. Mullany has not received an annual bonus for either or both of those fiscal years immediately preceding the date of termination, such average to be calculated using his target annual bonus for such year or years, as applicable. Payments of Mr. Mullany’s severance benefits are subject to Mr. Mullany’s signing a general release of claims. Mr. Mullany is also subject to covenants not to compete, solicit nor disclose confidential information for two years following termination. Upon Mr. Mullany’s retirement, death or disability, the Company shall pay to Mr. Mullany (or his executors or legal representatives) the annual bonus earned for the fiscal year immediately preceding the date of termination to the extent not previously paid; plus a prorated bonus through his date of termination.

In connection with Mr. Mullany’s resignation, Holdings entered into a Resignation Agreement and General Release (the “Resignation Agreement”) with Mr. Mullany, dated April 12, 2013.  Under the Resignation Agreement, Mr. Mullany’s resignation is treated as a termination without “Cause” (as defined in his employment agreement).  Pursuant to his employment agreement, Mr. Mullany will receive the following severance pay and termination benefits:  (1) aggregate cash severance payments of $3,850,000, to be paid in substantially equal monthly installments over 24 months; (2) an additional payment of $211,500, representing a pro-rated annual cash bonus for fiscal 2013; (3) monthly payments for up to 18 months for partial reimbursement of COBRA premiums; and (4) payment of $83,333 in lieu of notice as required under the Employment Agreement.  Mr. Mullany will also be paid his accrued benefits under the Company’s benefit plans in which he participates in accordance with the terms of those plans, including payment of accrued but unused vacation time.  As of April 12, 2013, Mr. Mullany held 231,519 shares of common stock of Holdings.  The terms of the Resignation Agreement state that Holdings will repurchase those shares from Mr. Mullany, within a stipulated time period, at the fair market value, as determined pursuant to the MSIP, of such shares as of April 12, 2013.  Pursuant to the Resignation Agreement, Mr. Mullany has provided the Company and its affiliates and related parties with a general release of claims and has agreed to be subject to customary restrictive covenants regarding non-competition, non-solicitation, non-disparagement and confidentiality.

Mr. Fallon

The Company entered into a severance agreement with Mr. Fallon upon his hire that provides that if the Company were to terminate Mr. Fallon’s employment without cause or Mr. Fallon terminates his employment for good reason, he would receive: (1) continued payment of his monthly base salary for 12 months following the date of termination; (2) the annual bonus earned for the fiscal year immediately preceding the date of termination to the extent not previously paid; (3) if his date of termination is after June 30 of a fiscal year, a prorated bonus through his date of termination; and (4) an amount equal to the annual bonus paid or payable to Mr. Fallon with respect to the fiscal year immediately preceding the date of termination or, if Mr. Fallon has not received an annual bonus for the fiscal year immediately preceding the date of termination, his target annual bonus for such year. Upon Mr. Fallon’s retirement, death or disability, the Company shall pay to Mr. Fallon (or his executors or legal representatives) the annual bonus earned for the fiscal year immediately preceding the date of termination to the extent not previously paid; plus if his date of termination is after June 30 of a fiscal year, a prorated bonus through his date of termination.

Severance Arrangements with Other NEOs

Other than the employment agreement with Mr. Mullany and the severance agreement with Mr. Fallon, ServiceMaster does not generally offer severance agreements or change in control agreements to newly hired executive officers; however, the Board periodically reassesses the need to offer these types of arrangements as part of maintaining competitive executive compensation packages. As officers who report directly to our CEO, Messrs. Martin, Barry and Coba are eligible to receive severance if terminated without cause (as defined in “Potential Payments Upon Termination or Change in Control—Severance Benefits for NEOs”). Under our practice in effect as of December 31, 2012, in the event of such termination, an amount equal to one times base salary plus target bonus for the year of termination is paid out generally in monthly installments over a period of 12-24 months, and, if termination occurs after June 30 of a year, a prorated portion of the bonus earned under the ABP, would be payable to the terminated executive at the same time as annual bonuses are paid to other executives for the applicable year, subject to execution of a general release and observing covenants not to compete, solicit, nor disclose confidential information.

MSIP

If an executive’s employment is terminated by the Company for cause before there is a public offering of Holdings’ common shares, all options (vested and unvested) and unvested RSUs are immediately cancelled and Holdings and certain Equity Sponsors have the right to purchase shares owned by the executive at the lower of fair market value or the original cost of the shares to the executive.

If an executive’s employment is terminated by the Company without cause before there is a public offering of Holdings’ common shares, all unvested options and RSUs immediately terminate and Holdings and certain Equity Sponsors have the right to repurchase shares owned by the executive at fair market value as of the termination date. If Holdings and certain Equity Sponsors choose not to exercise their repurchase rights following an involuntary termination without cause, the executive may require Holdings to repurchase the executive’s shares at fair market value as of the termination date. Upon such a termination, the executive may exercise vested options before the first to occur of (1) the three month anniversary of the executive’s termination of employment or (2) the expiration of the options’ normal term, after which date such options are cancelled. The executive’s right to require Holdings to repurchase shares at the then fair market value does not extend to shares obtained through the exercise of options.

If an executive voluntarily terminates his employment for any reason before there is a public offering of Holdings’ common shares, all unvested options and RSUs immediately terminate and Holdings and certain Equity Sponsors have the right to purchase shares owned by the executive at fair market value as of the termination date. Upon such a termination, the executive may exercise vested options before the first to occur of (1) the three month anniversary of the executive’s termination of employment (one-year anniversary in the case of retirement) and (2) the expiration of the options’ normal term, after which date such options are cancelled, unless modified by Holdings’ Compensation Committee. If the executive’s voluntary termination is because of the executive’s retirement and if Holdings and certain Equity Sponsors choose not to exercise their repurchase rights, the executive may require Holdings to repurchase purchased shares at fair market value as of his or her retirement date. The executive’s right to require Holdings to repurchase shares at fair market value does not extend to shares obtained through the exercise of options. During 2012, shares were repurchased from Mr. Cregg subsequent to his departure representing an aggregate repurchase of $1,639,455 in value of Holdings’ common stock.

If an executive’s employment terminates by reason of death or disability before there is a public offering of the shares, Holdings and certain Equity Sponsors have the right to purchase the shares at fair market value and the executive (or his/her heirs) may require Holdings to repurchase the executive’s shares at fair market value as of the date of death or determination of disability. Upon such termination, unvested options will vest and all options will remain exercisable until the first to occur of (1) the one-year anniversary of the executive’s date of termination or (2) the expiration of the options’ normal term, after which date such options are cancelled. RSUs shall vest as to the number of RSUs that would have vested on the next anniversary of the grant date (assuming the executive’s employment had continued through such anniversary) multiplied by a fraction, the numerator of which is the number of days elapsed since (x) the grant date, if the termination due to death or disability occurs on or prior to the first anniversary of the grant date, or (y) the most recent prior anniversary of the grant date, if the special termination (i.e., death or disability) occurs after the first anniversary of the grant date, and the denominator of which was 366 for 2012.

The stock option agreements provide that the vesting of options to purchase shares of Holdings’ common stock will be accelerated if Holdings experiences a change in control (as defined in the MSIP), unless Holdings’ Board of Directors reasonably determines in good faith that options with substantially equivalent or better terms are substituted for the existing options. Upon a change in control, all RSUs shall become vested. A change in control means:

•                  an acquisition by a person or group (other than the Equity Sponsors or their affiliates) of 50 percent or more of the voting power of Holdings’ voting stock (other than an acquisition by Holdings or by a benefit plan of Holdings);

•                  a change in a majority of Holdings’ Board (other than by action of the incumbent Board members);

•                  a merger, consolidation or similar transaction as a result of which Holdings’ stockholders do not own more than 50 percent of the voting power of the surviving company; or

•                  a sale, transfer or other disposition of all or substantially all of Holdings’ assets to an unaffiliated third party.

Notwithstanding the forgoing, an initial public offering of Holdings common stock shall not constitute a change in control.

Holdings’ Board of Directors also has the discretion to accelerate the vesting of options or RSUs at any time and from time to time.

Payment Upon Death, Disability, Qualifying Termination, or Change in Control as of December 31, 2012

The following table sets forth information regarding the value of payments and other benefits payable by the Company to each of the NEOs employed by the Company as of December 31, 2012 in the event of death, disability, qualifying termination or change in control. The amounts shown do not include payments of compensation that have previously been deferred as disclosed under the Nonqualified Deferred Compensation (2012) table. Except as otherwise noted below, the amounts shown assume termination or change in control effective as of December 31, 2012 and a fair market value of Holdings common stock on December 31, 2012 of $15 per share, as determined by Holdings’ Compensation Committee. Since Mr. Cregg resigned from the Company as of November 27, 2012, all of his compensation for 2012 is reflected in the Summary Compensation Table above.

Potential Payments Upon Death, Disability, Qualifying Termination or Change in Control (2012)

Named Executive Officer	Event	Base Salary and Target Bonus ($)(1)	Payment of Current Year Bonus ($)(2)	Acceleration of Vesting of Stock Options ($)(3)	Acceleration of Vesting of RSUs ($)(3)	Health & Welfare ($)	Total Payments ($)
Harry J. Mullany	Death	0	1,100,000	2,662,329	397,095	0	4,159,424
	Disability	0	550,000	2,662,329	397,095	0	3,609,424
	Qualifying Termination	4,400,000	550,000	0	0	21,734	4,971,734
	Change in Control	0	0	3,014,928	970,785	0	3,985,713
David W. Martin	Death	0	167,934	60,000	53,550	0	281,484
	Disability	0	109,157	60,000	53,550	0	222,707
	Qualifying Termination	468,000	109,157	0	0	0	577,157
	Change in Control	0	0	60,000	199,995	0	259,995
Mark J. Barry	Death	0	101,141	0	90,840	0	191,981
	Disability	0	85,475	0	90,840	0	176,315
	Qualifying Termination	701,250	85,475	0	0	0	786,725
	Change in Control	0	0	0	750,000	0	750,000
Thomas J. Coba	Death	0	276,250	327,264	27,045	0	630,559
	Disability	0	204,576	327,264	27,045	0	558,885
	Qualifying Termination	701,250	204,576	0	0	0	905,826
	Change in Control	0	0	327,264	600,000	0	927,264
Charles M. Fallon	Death	0	325,000	1,200,000	24,540	0	1,549,540
	Disability	0	361,641	1,200,000	24,540	0	1,586,181
	Qualifying Termination	825,000	361,641	0	0	0	1,186,641
	Change in Control	0	0	1,200,000	690,900	0	1,890,900

(1)                  Calculations are based upon the terms previously discussed under Severance Benefits for NEOs.

(2)                  Because termination is assumed to occur on the last day of the performance period for the 2012 ABP, amounts shown for disability and qualifying termination are the same as those reflected in the 2012 ABP Payments Table. The amounts are payable upon an involuntary termination without cause (and for Messrs. Mullany and Fallon upon voluntary termination for good reason). The amounts shown for death reflect ABP payments at the NEOs target award percentage prorated for the number of days worked.

(3)                  As noted above in the section entitled MSIP, upon a change in control, death or disability, all or portions of unvested stock options and RSUs become vested and exercisable. The values in the table were based on a value of $15 per share at December 31, 2012, and option exercise prices of $10, $11 and $14, as applicable.

Compensation Risk Assessment

The Board assessed the risks associated with ServiceMaster’s compensation and practices to evaluate whether they create risks that are likely to have a material adverse effect on ServiceMaster. Based on its assessment, the Board concluded that our compensation policies and practices do not create incentives to take risks that are likely to have a material adverse effect on ServiceMaster. We believe we have allocated our compensation among base salary, short-term incentives and long-term equity in such a way as to not encourage excessive risk taking.

Director Compensation

Our directors are principals of CD&R, which is party to a consulting agreement with the Company and Holdings, pursuant to which CD&R provides Holdings and its subsidiaries with financial advisory and management consulting services in exchange for a fee. For a discussion of this agreement and other agreements between the Company, Holdings and the Equity Sponsors, see “Certain Relationships and Related Party Transactions.” The Company does not currently separately compensate our directors for their service on our Board.

Board Interlocks and Insider Participation

No member of the Company’s Board was at any time during 2012 an officer or employee of the Company or any of our subsidiaries nor is any such person a former officer of the Company or any of our subsidiaries. The

CEO recommends to the Board the compensation for the Company’s other executive officers based on his assessment of each executive officer’s individual responsibility, individual and business unit performance, overall contribution, the competitive market data provided by Towers Watson and Aon Hewitt (as presented to the Board by our Senior Vice President of Human Resources) and prevailing economic conditions. Our directors are principals of CD&R. See “Certain Relationships and Related Party Transactions” for a discussion of agreements between ServiceMaster, Holdings and the Equity Sponsors and their affiliates.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Security Ownership of Certain Beneficial Owners and Management

CDRSVM Holding, Inc., whose address is 860 Ridge Lake Boulevard, Memphis, Tennessee 38120, owns all of the outstanding common stock of ServiceMaster. CDRSVM Investment Holding, Inc. owns all of the outstanding common stock of CDRSVM Holding, Inc. Holdings owns all the outstanding common stock of CDRSVM Investment Holding, Inc. Investment funds associated with or designated by existing Equity Sponsors, together with certain of our executives and other key employees, own all of the common stock of Holdings.

The following table sets forth information as of April 15, 2013 with respect to the ownership of the common stock of Holdings by:

•                  each person known to own beneficially more than five percent of the common stock of Holdings;

•                  each of our directors;

•                  each of the current and former executive officers named in the Summary Compensation Table appearing under “Executive Compensation—Compensation Discussion and Analysis—2012 Summary Compensation Table”; and

•                  all of our current executive officers and directors as a group.

The amounts and percentages of shares beneficially owned are reported on the basis of regulations of the SEC governing the determination of beneficial ownership of securities. Under SEC rules, a person is deemed to be a “beneficial owner” of a security if that person has or shares voting power or investment power, which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Securities that can be so acquired are deemed to be outstanding for purposes of computing such person’s ownership percentage, but not for purposes of computing any other person’s percentage. Under these rules, more than one person may be deemed to be a beneficial owner of the same securities and a person may be deemed to be a beneficial owner of securities as to which such person has no economic interest.

Except as otherwise indicated in these footnotes, each of the beneficial owners listed has, to our knowledge, sole voting and investment power with respect to the indicated shares of common stock. Addresses for certain Equity Sponsors are set forth in the footnotes to the table.

Name of Beneficial Owner	Number of Shares Owned	Percent of Class (%)
Clayton, Dubilier & Rice Fund VII, L.P. and related funds(1)	90,610,000	65.76
StepStone Group LLC managed funds(2)	19,840,774	14.40
JPMorgan Chase Funding Inc.(3)	10,000,000	7.26
Ridgemont Partners Secondary Fund I, L.P.(4)	7,500,000	5.44
Kenneth A. Giuriceo(5)	0	0
David H. Wasserman(5)	0	0
Harry J. Mullany III(6)	681,192	*
David W. Martin(6)	219,616	*
Roger A. Cregg	0	0
Mark J. Barry	33,333	*
Thomas J. Coba	89,254	*
Charles M. Fallon	216,939	*
All current directors and executive officers as a group (11 persons)(6)(7)	1,104,161	*

*                      Less than one percent.

(1)              Represents the following shares: (i) 60,000,000 shares of common stock held by Clayton, Dubilier & Rice Fund VII, L.P., whose general partner is CD&R Associates VII, Ltd., whose sole stockholder is CD&R Associates VII, L.P., whose general partner is CD&R Investment Associates VII, Ltd.; (ii) 14,682,792 shares of common stock held by Clayton, Dubilier & Rice Fund VII (Co-Investment), L.P., whose general partner is CD&R Associates VII (Co-Investment), Ltd., whose sole stockholder is CD&R Associates VII, L.P., whose general partner is CD&R Investment Associates VII, Ltd.; (iii) 10,500,000 shares of common stock held by CDR SVM Co-Investor L.P., whose general partner is CDR SVM Co-Investor GP Limited, whose sole stockholder is Clayton, Dubilier & Rice Fund VII, L.P.; (iv) 5,000,000 shares of common stock held by CDR SVM Co-Investor No. 2 L.P., whose general partner is CDR SVM Co-Investor No. 2 GP Limited, whose sole stockholder is Clayton, Dubilier & Rice Fund VII, L.P.; and (v) 427,208 shares of common stock held by CD&R Parallel Fund VII, L.P., whose general partner is CD&R Parallel Fund Associates VII, Ltd. CD&R Investment Associates VII, Ltd. and CD&R Parallel Fund Associates VII, Ltd. are each managed by a two-person board of directors. Donald J. Gogel and Kevin J. Conway, as the directors of each of CD&R Investment Associates VII, Ltd. and CD&R Parallel Fund Associates VII, Ltd., may be deemed to share beneficial ownership of the shares shown as beneficially owned by Clayton, Dubilier & Rice, Fund VII, L.P., Clayton Dubilier & Rice Fund VII (Co-Investment), L.P., CDR SVM Co-Investor L.P., CDR SVM Co-Investor No. 2 L.P. and CD&R Parallel Fund VII, L.P. Such persons expressly disclaim such beneficial ownership.

Investment and voting decisions with respect to shares held by each of Clayton, Dubilier & Rice, Fund VII, L.P., Clayton Dubilier & Rice Fund VII (Co-Investment), L.P., CDR SVM Co-Investor L.P., CDR SVM Co-Investor No. 2 L.P. and CD&R Parallel Fund VII, L.P. are made by an investment committee of limited partners of CD&R Associates VII, L.P., currently consisting of more than ten individuals (the “Investment Committee”). All members of the Investment Committee disclaim beneficial ownership of the shares shown as beneficially owned by the funds associated with Clayton, Dubilier & Rice, LLC.

Each of CD&R Associates VII, Ltd., CD&R Associates VII, L.P. and CD&R Investment Associates VII, Ltd. expressly disclaims beneficial ownership of the shares held by Clayton, Dubilier & Rice Fund VII, L.P., as well as of the shares held by each of Clayton, Dubilier & Rice Fund VII (Co-Investment), L.P., CD&R Parallel Fund VII, L.P., CDR SVM Co-Investor L.P. and CDR SVM Co-Investor No. 2 L.P. Each of CDR SVM Co-Investor GP Limited and CDR SVM No. 2 GP Limited expressly disclaims beneficial ownership of the shares held by each of CDR SVM Co-Investor L.P., Clayton, Dubilier & Rice Fund VII, L.P., Clayton, Dubilier & Rice Fund VII (Co-Investment), L.P., CD&R Parallel Fund VII, L.P., and CDR SVM Co-Investor No. 2 L.P. CD&R Parallel Fund Associates VII, Ltd. expressly disclaims beneficial ownership of the shares held by each of CD&R Parallel Fund VII, L.P., Clayton, Dubilier & Rice Fund VII, L.P., Clayton, Dubilier & Rice Fund VII (Co-Investment), L.P., CDR SVM Co-Investor L.P. and CDR SVM Co-Investor No. 2 L.P.

The address for each of Clayton, Dubilier & Rice Fund VII, L.P., Clayton, Dubilier & Rice Fund VII (Co-Investment), L.P., CD&R Parallel Fund VII, L.P., CD&R Associates VII, Ltd., CD&R Associates VII, L.P., CD&R Parallel Fund Associates VII, Ltd., CDR SVM Co-Investor L.P., CDR SVM Co-Investor L.P., CDR SVM Co-Investor No. 2 L.P. and CD&R Investment Associates VII, Ltd. is c/o Maples Corporate Services Limited, PO Box 309, Ugland House, South Church Street, George Town, Grand Cayman, KY1-1104, Cayman Islands.

(2)              Represents shares held by 2007 Co-Investment Portfolio L.P., StepStone Capital Partners II Onshore, L.P., StepStone Capital Partners II Cayman Holding, L.P., and StepStone Co-Investment (ServiceMaster) LLC. The address for each of 2007 Co-Investment Portfolio L.P., StepStone Capital Partners II Onshore, L.P., StepStone Capital Partners II Cayman Holding, L.P., and StepStone Co-Investment (ServiceMaster) LLC, is c/o StepStone Group LLC, 4350 LaJolla Village Drive, Suite 800, San Diego, CA 92122.

(3)              JPMorgan Chase Funding Inc. is an affiliate of JPMorgan Chase & Co. The address for JPMorgan Chase Funding Inc. is 270 Park Avenue, New York, NY 10017.

(4)              Represents shares held by Ridgemont Partners Secondary Fund I, L.P. The address for Ridgemont Partners Secondary Fund I, L.P. is c/o Ridgemont Partners Management, LLC, 150 North College Street, Suite 2500, Charlotte, NC 28202. Ridgemont Secondary Management I, L.P. is the sole general partner of Ridgemont Partners Secondary Fund I, L.P. and may therefore be deemed to be the beneficial owner of the shares, and its address is c/o Ridgemont Partners Management, LLC, 150 North College Street, Suite 2500, Charlotte, NC 28202. Ridgemont Secondary Management I, LLC is the sole general partner of Ridgemont Secondary Management I, L.P. and may therefore also be deemed to be the beneficial owner of the shares, and its address is c/o Ridgemont Partners Management, LLC, 150 North College Street, Suite 2500, Charlotte, NC 28202. A majority of the following members of Ridgemont Secondary Management I, LLC have the authority to vote or dispose of the shares held by Ridgemont Partners Secondary Fund I, L.P.: J. Travis Hain, Walker L. Poole, Robert H. Sheridan, III, Robert L. Edwards, Jr., John A. Shimp and George E. Morgan, III. The address for each of the members of Ridgemont Secondary Management I, LLC is c/o Ridgemont Partners Management, LLC, 150 North College Street, Suite 2500, Charlotte, NC 28202. Ridgemont Secondary Management I, L.P., Ridgemont Secondary Management I, LLC and each of the members of Ridgemont Secondary Management I, LLC disclaim beneficial ownership of such shares except to the extent of their respective pecuniary interest therein, if any

(5)              Does not include common stock held by investment funds associated with or designated by Clayton, Dubilier & Rice, LLC. Messrs. Giuriceo and Wasserman are directors of The ServiceMaster Company and Holdings and executives of Clayton, Dubilier & Rice, LLC. They disclaim beneficial ownership of the shares held by investment funds associated with or designated by Clayton, Dubilier & Rice, LLC. The address for Messrs. Giuriceo and Wasserman is 375 Park Avenue, New York, New York 10152.

(6)              Includes shares which the current and former executive officers have the right to acquire prior to June 14, 2013 through the exercise of stock options or vesting of RSUs as follows: Mr. Mullany, 449,673 shares, Mr. Martin, 160,000 shares, Mr. Coba, 27,272 shares and Mr. Fallon, 100,000 shares. All current executive officers as a group have the right to acquire 717,726 shares prior to June 14, 2013 through the exercise of stock options or vesting of RSUs.

(7)              All employees of the Company as a group held 2,227,221 shares of common stock and DSUs as of December 31, 2012, constituting 1.65 percent of the total ownership of Holdings.

Equity Compensation Plan Information

The following table contains information, as of December 31, 2012, about the amount of shares in Holdings, our indirect parent company, to be issued upon the exercise of outstanding options and RSUs granted under the MSIP.

Plan Category	Number of Securities to Be Issued Upon Exercise of Outstanding Options, Warrants and Rights(1)	Weighted Average Exercise Price of Outstanding Options	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (excluding securities reflected in first column)
Equity compensation plans approved by shareholders	9,304,093	$10.53	4,013,688
Equity compensation plans not approved by shareholders	—	—	—
Total	9,304,093	$10.53	4,013,688

(1)              The figures in this column reflect 8,968,313 stock options and 335,780 RSUs granted to officers pursuant to the MSIP. For a description of the MSIP, please refer to Item 11, “Compensation Discussion and Analysis.”

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Policies and Procedures for Related Person Transactions

Our Board has approved policies and procedures with respect to the review and approval of certain transactions between ServiceMaster and a “Related Person” (a “Related Person Transaction”), which we refer to as our “Related Person Transaction Policy.” Pursuant to the terms of the Related Person Transaction Policy, the Board must review and decide whether to approve or ratify any Related Person Transaction. Any Related Person Transaction is required to be reported to our legal department and the legal department will determine whether it should be submitted to the Board for consideration.

For the purposes of the Related Person Transaction Policy, a “Related Person Transaction” is a transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships) in which ServiceMaster (including any of its subsidiaries) was, is or will be a participant and the amount involved exceeds $120,000, and in which any Related Person had, has or will have a direct or indirect interest.

A “Related Person” as defined in the Related Person Transaction Policy, means any person who is, or at any time since the beginning of ServiceMaster’s last fiscal year was, a director or executive officer of ServiceMaster or a nominee to become a director of ServiceMaster; any person who is known to be the beneficial owner of more than five percent of ServiceMaster’s or its parent or affiliate’s common stock; any immediate family member of any of the foregoing persons, including any child, stepchild, parent, stepparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the director, executive officer, nominee or more than five percent beneficial owner, and any person (other than a tenant or employee) sharing the household of such director, executive officer, nominee or more than five percent beneficial owner; and any firm, corporation or other entity in which any of the foregoing persons is a general partner or, for other ownership interests, a limited partner or other owner in which such person has a beneficial ownership interest of ten percent or more.

Stockholders Agreement

Holdings has entered into a stockholders agreement, as amended (the “Stockholders Agreement”), with investment funds associated with or designated by the Equity Sponsors. The Stockholders Agreement contains agreements that entitle investment funds associated with certain of the Equity Sponsors to elect (or cause to be elected) all of Holdings’ directors. The directors include three designees of investment funds associated with CD&R (one of whom shall serve as the chairman and each of whom is entitled to three votes) and one designee of investment funds associated with Citigroup (now a designee of StepStone), subject to adjustment in the case investment funds associated with or designated by certain of the Equity Sponsors sell more than a specified amount of their shareholdings in Holdings. The Stockholders Agreement provides for our CEO to be a director of Holdings, as well as his successor as CEO, subject to the approval of the Holdings board and Clayton, Dubilier & Rice Fund VII, L.P. (the “Lead Investor”). The Stockholders Agreement grants to investment funds associated with the Equity Sponsors special governance rights, including rights of approval over certain corporate and other transactions and the right, without any liability, to pursue investment opportunities in businesses that directly or indirectly compete with the Company’s businesses. The Stockholders Agreement also gives investment funds associated with the Equity Sponsors preemptive rights with respect to certain issuances of equity securities of Holdings and its subsidiaries, including ServiceMaster, subject to certain exceptions, and contains restrictions on the transfer of shares of Holdings, as well as tag-along rights and rights of first offer.

Registration Rights Agreement

Holdings has entered into a registration rights agreement with investment funds associated with or designated by certain of the Equity Sponsors. The Holdings’ registration rights agreement grants to certain of these investment funds the right, in the case of the Lead Investor at any time and in the case of the other certain Equity Sponsors at least 18 months following the initial public offering of Holdings common stock, to cause Holdings, at its own expense, to use its best efforts to register such securities held by the investment funds for public resale, subject to certain limitations. In the event Holdings registers any of its common stock following its initial public offering, these investment funds also have the right to require Holdings to use its best efforts to include shares of common stock of Holdings held by them, subject to certain limitations, including as determined by the underwriters. The Holdings’ registration rights agreement also provides for Holdings to indemnify the investment funds party to that agreement and their affiliates in connection with the registration of Holdings’ securities.

Consulting Agreements

In connection with the Merger and the related transactions, the Company entered into a consulting agreement with CD&R under which CD&R provided the Company with on-going consulting and management advisory services. The annual management fee payable under the consulting agreement with CD&R is $6.25 million. Under this agreement, the Company recorded management fees in each of the years ended December 31, 2012, 2011 and 2010 of $6.25 million. The consulting agreement also provides that CD&R may receive additional fees in connection with certain subsequent financing and acquisition or disposition transactions. The consulting agreement will terminate on July 24, 2017, unless terminated earlier at CD&R’s election.

In addition, in August 2009, the Company entered into consulting agreements with Citigroup, BAS and JPMorgan. Under the consulting agreements, Citigroup, BAS and JPMorgan each provide the Company with on-going consulting and management advisory services through June 30, 2016 or the earlier termination of the existing consulting agreement between the Company and CD&R. On September 30, 2010, Citigroup transferred the management responsibility for certain investment funds that own shares of common stock of Holdings to StepStone and Lexington Partners Advisors LP. Citigroup also assigned its obligations and rights under its consulting agreement to StepStone, and beginning in the fourth quarter of 2010, the consulting fee otherwise payable to Citigroup became payable to StepStone. As of December 22, 2011, Holdings purchased from BAS 7.5 million shares of capital stock of Holdings, and, effective January 1, 2012, the annual consulting fee payable to BAS was reduced to $0.25 million. The Company pays annual consulting fees of $0.5 million, $0.25 million and $0.25 million to StepStone, BAS and JPMorgan, respectively. The Company recorded aggregate consulting fees of $1.0 million for the year ended December 31, 2012 and $1.25 million in each of the years ended December 31, 2011 and 2010 related to these agreements.

Indemnification Agreements

Holdings and ServiceMaster have entered into indemnification agreements with certain of the Equity Sponsors and Holdings stockholders affiliated with certain of the Equity Sponsors, pursuant to which Holdings and ServiceMaster will indemnify those Equity Sponsors, the Holdings stockholders affiliated with those Equity Sponsors and their respective affiliates, directors, officers, partners, members, employees, agents, representatives and controlling persons, against certain liabilities arising out of performance of the consulting agreement, transaction fee agreement and advisory agreements described above under “Consulting Agreements” and certain other claims and liabilities, including liabilities arising out of financing arrangements and securities offerings.

Director Independence

Though not formally considered by our Board because our common stock is not registered with the SEC or traded on any national securities exchange, based upon the listing standards of the NYSE, the national securities exchange upon which our common stock was traded prior to the Merger, neither of our directors would be considered “independent” because of their relationships with CD&R. See “Consulting Agreements” above.

Debt Purchases

In 2008 and 2009, Holdings completed open market purchases totaling $65.0 million in face value of the 2015 Notes for a cost of $21.4 million. On December 21, 2011, the Company purchased from Holdings and retired $65.0 million in face value of the 2015 Notes for an aggregate purchase price of $68.0 million, which included payment of accrued interest of $3.0 million. During the years ended December 31, 2011 and 2010, the Company recorded interest expense of $6.8 million and $7.0 million, respectively, related to 2015 Notes held by Holdings.

During the years ended December 31, 2011 and 2010, the Company paid interest to Holdings in the amount of $10.0 million and $7.0 million, respectively. As a result of the purchase of the 2015 Notes from Holdings, the Company did not have interest payable to Holdings as of December 31, 2012 and 2011.

Financing Arrangements with Related Parties

Affiliates of JPMorgan (which is one of the Equity Sponsors) have provided investment banking and commercial banking services to us for which they have received customary fees and commissions. In addition, these parties have acted as agents and lenders to us under our Credit Facilities and as initial purchasers for the 7.000% Notes and the 8% Notes and as joint lead arranger and joint bookrunner of the 2012 Term Loan Facility Amendment and the 2013 Term Loan Facility Amendment, for which they have received customary fees, commissions, expenses and/or other compensation. The Company entered into Registration Rights Agreements with an affiliate of JPMorgan in connection with the issuance of the 7.000% Notes and the 8% Notes.

DESCRIPTION OF OTHER INDEBTEDNESS

Term Facilities

In connection with the Merger, we entered into a credit agreement, dated as of July 24, 2007, with respect to the Term Facilities, with Citibank, N.A. as administrative agent, collateral agent and letter of credit facility issuing bank, JPMorgan Chase Bank, N.A., as syndication agent, and a syndicate of lenders party thereto from time to time. The following is a brief description of the principal terms of the Credit Agreement and related documents governing the Term Facilities.

Overview

The Term Facilities consist of the Term Loan Facility, the proceeds of which were used to finance a portion of the transactions in connection with the Merger, including the refinancing of certain existing indebtedness, and the L/C Facility.

On August 22, 2012, the Company entered into the 2012 Term Loan Facility Amendment to the Term Loan Facility to amend the Credit Agreement primarily to extend the maturity date of a portion of the borrowings under the Term Loan Facility. Prior to the 2012 Term Loan Facility Amendment, the Term Loan Facility had a maturity date of July 24, 2014. Pursuant to the 2012 Term Loan Facility Amendment, $1.0 billion of Tranche B Loans will have a maturity date of January 31, 2017. The remaining portion of $1.2 billion of Tranche A loans continued to have a maturity date of July 24, 2014. The 2012 Term Loan Facility Amendment also includes mechanics for future extension amendments, permits borrower buy-backs of term loans, increases the size of certain baskets and makes certain other changes to the Credit Agreement, including the reduction of the availability under the L/C Facility from $150.0 million to $137.6 million.

On February 22, 2013, the Company entered into the 2013 Term Loan Facility Amendment to amend the Credit Agreement primarily to extend the maturity date of a portion of the borrowings under the Term Loan Facility. Prior to the 2013 Term Loan Facility Amendment, approximately $1.2 billion of Tranche A loans had a maturity date of July 24, 2014. Pursuant to the 2013 Term Loan Facility Amendment, the maturity of the outstanding Tranche A loans was extended, and such loans were converted into Tranche C loans in an aggregate principal amount, along with new loans extended by certain new lenders, of $1.2 billion. The maturity date for the new Tranche C loans is January 31, 2017. As part of the 2013 Term Loan Facility Amendment, the Company paid an original issue discount equal to 1.00 percent of the outstanding borrowings, or $12.2 million.

As a result of the 2012 Term Loan Facility Amendment and the 2013 Term Loan Facility Amendment, the Company will have approximately $2.2 billion of outstanding borrowings maturing January 31, 2017 and the Company had, as of December 31, 2012, $124.3 million of letters of credit, resulting in unused commitments under the L/C Facility of $13.3 million.

Maturity; prepayments

The maturity date for approximately $2.220 billion of outstanding borrowings under the Term Loan Facility is January 31, 2017. The Term Loan Facility amortizes in nominal quarterly installments equal to $5.6 million until the maturity date.

Subject to certain exceptions, the Term Loan Facility is subject to mandatory prepayment in amount equal to:

•                  the net proceeds of (1) certain asset sales, (2) certain debt offerings and (3) certain insurance recovery and condemnation events; and

•                  50 percent of annual excess cash flow (as defined in Credit Agreement) for any fiscal year unless a certain leverage ratio target is met.

Voluntary prepayments of borrowings under the Term Loan Facility are permitted at anytime, in minimum principal amounts, without premium or penalty, subject to, in the case of Tranche C Loans, a 1.00 percent premium payable in connection with certain repricing transactions within the first year.

Guarantees; security

ServiceMaster is the borrower under the Term Facilities. CDRSVM Holding, Inc., the direct parent of ServiceMaster, and each direct and indirect domestic subsidiary of ServiceMaster (other than any subsidiary that is a foreign subsidiary holding company, a subsidiary of a foreign subsidiary, an unrestricted subsidiary, any subsidiary below a certain materiality threshold, a receivables financing subsidiary, a subsidiary subject to regulation as an insurance, home warranty, service contract or similar company (or any subsidiary thereof) and certain other specified subsidiaries) have guaranteed ServiceMaster’s obligations under the Term Facilities. The Term Facilities and the guarantees thereof are secured by substantially all of the tangible and intangible assets of ServiceMaster and the guarantors (including pledges of (1) a $100 million intercompany promissory note made by The Terminix International Company Limited Partnership in favor of ServiceMaster Consumer Services Limited Partnership and (2) all the capital stock of all direct domestic subsidiaries (other than foreign subsidiary holding companies, which are deemed to be foreign subsidiaries) owned by ServiceMaster or any guarantor and of up to 65 percent of the capital stock of each direct foreign subsidiary owned by ServiceMaster or any guarantor), subject to certain exceptions, including but not limited to exceptions for equity interests, indebtedness or other obligations of subsidiaries, real estate or any other assets if the granting of a security interest therein would require that the notes described under “—Continuing Notes” below be secured. The Term Facilities are secured on a pari passu basis with the security interests created in the same collateral securing the Revolving Credit Facility.

Interest

The interest rates applicable to the loans under the Term Loan Facility are based on a fluctuating rate of interest measured by reference to either, at the borrower’s option, (i) an adjusted London inter-bank offered rate (adjusted for minimum reserves) plus a borrowing margin with a minimum adjusted London inter-bank offered rate of 1.00 percent in the case of Tranche C loans, or (ii) an alternate base rate plus a borrowing margin with a minimum alternate base rate of 2.00 percent in case of Tranche C loans. The borrowing margin for outstanding Tranche B Loans is 4.25 percent per annum and for outstanding Tranche C Loans is 3.25 percent per annum (in each case in respect of interest measured by reference to the London inter-bank offered rate).  The borrowing margin for Tranche A Loans was, as of December 31, 2012, 2.50 percent per annum.

Fees

ServiceMaster pays (1) letter of credit participation fees on the full amount of the L/C Facility plus fronting fees for the letter of credit issuing bank and (2) other customary fees in respect of the Term Facilities.

Covenants

The agreement governing the Term Facilities contains a number of negative covenants that, among other things, limit or restrict the ability of ServiceMaster and its restricted subsidiaries to:

•                  incur additional debt (including guarantees of other debt);

•                  pay dividends or make other restricted payments, including investments;

•                  make acquisitions;

•                  prepay or amend the terms of certain outstanding debt;

•                  create restrictions on the ability of our restricted subsidiaries to pay dividends to us or make other intercompany transfers;

•                  enter into certain types of transactions with affiliates;

•                  sell certain assets, or, in the case of ServiceMaster, consolidate, merge, sell or otherwise dispose of all or substantially all of its assets;

•                  create liens; and

•                  enter into agreements restricting dividends or other distributions by subsidiaries to ServiceMaster.

The agreement governing the Term Facilities also contains certain affirmative covenants, including financial and other reporting requirements.

Events of default

The agreement governing the Term Facilities provides for customary events of default, including non-payment of principal, interest or fees, violation of covenants, material inaccuracy of representations or warranties, specified cross payment default and cross acceleration to other material indebtedness, certain bankruptcy events, certain ERISA events, material invalidity of guarantees or security interests, material judgments and change of control.

Revolving Credit Facility

In connection with the Merger, we also entered into a revolving credit agreement, dated as of July 24, 2007, with respect to the Revolving Credit Facility, with Citibank, N.A. as administrative agent, revolving collateral agent and issuing bank, JPMorgan Chase Bank, N.A., as syndication agent and a syndicate of lenders party thereto from time to time. The following is a brief description of the principal terms of the revolving credit agreement and related documents governing the Revolving Credit Facility.

Overview

The Revolving Credit Facility initially provided for senior secured revolving loans up to a maximum aggregate principal amount of $500 million. Up to $75 million of the Revolving Credit Facility is available for the issuance of stand-by and commercial letters of credit. Amounts under the Revolving Credit Facility may be borrowed in certain designated foreign currencies up to a principal amount not to exceed $50 million, and revolving credit loans to foreign subsidiary borrowers may not exceed $50 million.

On February 2, 2011, ServiceMaster entered into an amendment to its Revolving Credit Facility to provide lenders with the option to extend the maturity date of their revolving commitments by one year. To induce lenders to elect to extend the maturity of their revolving commitments ServiceMaster provided electing lenders with the option to reduce their commitments by 20 percent.

On January 30, 2012, ServiceMaster entered into an amendment to the Revolving Credit Facility (the “Revolving Credit Facility Amendment”). The Revolving Credit Facility Amendment became effective as of February 13, 2012. The Revolving Credit Facility Amendment extends the maturity date of a portion of the facility until January 31, 2017. On January 30, 2012, the Company also entered into an increase supplement to its Revolving Credit Facility (the “Increase Supplement”). The Increase Supplement became effective as of February 13, 2012. The Increase Supplement increases borrowing capacity under the Revolving Credit Facility by approximately $5.2 million.

As a result of the Revolving Credit Facility Amendment and the Increase Supplement, the Company will have available borrowing capacity under its amended Revolving Credit Facility of $447.7 million through July 24, 2013, will have $324.2 million of available borrowing capacity from July 25, 2013 through July 24, 2014, and will have $265.2 million of available borrowing capacity from July 24, 2014 through January 31, 2017. As a result of the Revolving Credit Facility Amendment, the Company will continue to have access to letters of credit of up to $75 million through January 31, 2017.

As of December 31, 2012, there were no amounts outstanding under the Revolving Credit Facility.

Maturity; prepayments

The final maturity date of the Revolving Credit Facility is January 31, 2017. The Revolving Credit Facility is not subject to mandatory prepayment.

Guarantees; security

ServiceMaster and certain of its U.S. subsidiaries are the domestic borrowers under the Revolving Credit Facility. One or more foreign subsidiaries of ServiceMaster may become borrowers under the Revolving Credit Facility on the terms and conditions in the revolving credit agreement. The direct parent of each domestic borrower and each domestic subsidiary of ServiceMaster (other than any subsidiary that is a foreign subsidiary holding company, a subsidiary that is a subsidiary of a foreign subsidiary, an unrestricted subsidiary, any subsidiary below a certain materiality threshold, a receivables financing subsidiary, a subsidiary subject to regulation as an insurance, home warranty, service contract or similar company (or any subsidiary thereof) and certain other specified subsidiaries) have guaranteed the domestic borrowers’ obligations under the Revolving Credit Facility. With respect to any non-U.S. borrower, certain non-U.S. subsidiaries may be required to provide a guarantee of its borrowings (subject to certain limitations), and such borrowings shall be guaranteed by the U.S. guarantors. The Revolving Credit Facility and the guarantees thereof are secured by the same collateral securing the Term Loan Facility, on a pari passu basis with the security interests created in the same collateral securing the Term Loan Facility. If any non-U.S. borrower is included, certain assets of such non-U.S. borrower and related non-U.S. subsidiary guarantors may be similarly pledged to the extent such pledge may be obtained without material cost or expense, and subject to legal and certain other limitations.

Interest

The interest rates applicable to the loans under the Revolving Credit Facility are based on a fluctuating rate of interest measured by reference to either, at the borrower’s option, (i) an adjusted London inter-bank offered rate (or, in the case of loans made in Euros, an adjusted Euro inter-bank offered rate) plus a borrowing margin (2.50 percent as of December 31, 2012) or (ii) an alternate base rate plus a borrowing margin (1.50 percent as of December 31, 2012). The borrowing margin, in each case, will be adjusted from time to time based on the Consolidated Secured Leverage Ratio (as defined in the Revolving Credit Agreement) for the previous quarter. As of December 31, 2012, borrowings under the Revolving Credit Facility bear interest at a rate of 2.71 percent.

Fees

The borrowers pay customary fees in respect of the Revolving Credit Facility, including a commitment fee on the unutilized portion thereof.

Covenants

The agreement governing the Revolving Credit Facility contains a number of negative covenants that, among other things, limit or restrict the ability of ServiceMaster and its material restricted subsidiaries to:

•                  incur additional indebtedness (including guarantees of other indebtedness);

•                  pay dividends or make other restricted payments, including investments;

•                  make acquisitions;

•                  prepay or amend the terms of certain outstanding debt;

•                  enter into certain types of transactions with affiliates;

•                  sell certain assets, or, in the case of any borrower, consolidate, merge, sell or otherwise dispose of all or substantially all of its assets;

•                  create liens;

•                  change their business or ServiceMaster’s fiscal year; and

•                  enter into agreements restricting their ability to incur liens securing the Revolving Credit Facility.

The agreement governing the Revolving Credit Facility also contains certain affirmative covenants, including financial and other reporting requirements.

Events of default

The agreement governing the Revolving Credit Facility provides for customary events of default, including non-payment of principal, interest or fees, violation of covenants, material inaccuracy of representations or warranties, cross default to other material indebtedness, certain bankruptcy events, certain ERISA events, material invalidity of guarantees or security interests, material judgments and change of control.

Receivables Facility

We have an arrangement enabling us to sell, on a revolving basis, certain receivables to unrelated third-party purchasers. The agreement is a 364-day facility that is renewable at the option of the receivables financing subsidiary of ServiceMaster, with a final termination date of October 23, 2013. Subject to eligibility requirements, we may sell up to $50 million of our receivables to these purchasers. The amount of the eligible receivables varies during the year based on seasonality of our business that will at times limit the amount available to us. As of December 31, 2012, the amount outstanding under this facility was $10.0 million.

Continuing Notes

As of December 31, 2012, ServiceMaster had outstanding approximately $287.6 million aggregate principal amount of senior unsecured notes issued prior to the Merger, consisting of approximately $155.9 million aggregate principal amount of its 7.45% notes due August 15, 2027, $69.4 million aggregate principal amount of its 7.10% notes due March 1, 2018 and $62.3 million aggregate principal amount of its 7.25% notes due March 1, 2038 (collectively, the “Continuing Notes”).

Ranking

The Continuing Notes rank pari passu with all other unsubordinated indebtedness of ServiceMaster, including the 8% Notes and the Notes.

Optional redemption

ServiceMaster may redeem the Continuing Notes of any series, upon not less than 30 or more than 60 days prior written notice, at any time, at a redemption price equal to the greater of (i) 100% of their principal amount or (ii) the sum of the present values of the remaining scheduled payments (as defined) thereon discounted to the redemption date, on a semi-annual basis, at the treasury yield (as defined in the indenture governing such notes) plus 20 basis points, together with all accrued but unpaid interest, if any, to the date of redemption.

Covenants

The indenture governing the Continuing Notes contains certain covenants that, among other things, limit ServiceMaster’s and ServiceMaster’s significant subsidiaries’ (as defined in the indenture governing such notes) ability to create certain liens, enter into certain sale and lease back transactions, and, with respect to ServiceMaster, consolidate, merge, sell or otherwise dispose of all or substantially all of its assets.

Events of default

The indenture governing the Continuing Notes provides for customary events of default including non-payment of principal or interest, failure to comply with covenants, and certain bankruptcy or insolvency events.

8% Notes

In February 2012, ServiceMaster issued $600 million aggregate principal amount of the 8% Notes. The 8% Notes were issued pursuant to the Indenture (as supplemented by the first and second supplemental indentures thereto), among ServiceMaster, the subsidiary guarantors of the 8% Notes and Wilmington Trust, National Association, as trustee. In connection with the issuance of the 8% Notes, ServiceMaster entered into a registration rights agreement, pursuant to which ServiceMaster filed with the SEC a registration statement with respect to the exchange of the 8% Notes, which was declared effective on April 27, 2012.

Under the Indenture, the 7.000% Notes constitute Additional Notes of a different series from the 8% Notes that will vote as a class with the 8% Notes for most purposes under such Indenture. See “Description of Notes.”

Ranking

The 8% Notes are senior unsecured obligations of ServiceMaster and rank equally in right of payment with all of ServiceMaster’s other existing and future senior unsecured indebtedness, including the Notes. The 8% Notes are guaranteed by certain of our subsidiaries on a senior unsecured basis. The subsidiary guarantees are general unsecured senior obligations of the subsidiary guarantors and rank equally in right of payment with all of the existing and future senior unsecured indebtedness of our guarantor subsidiaries, including their guarantees of the notes offered hereby. The 8% Notes are effectively junior to all of our existing and future secured indebtedness to the extent of the value of the assets securing such indebtedness.

Optional redemption

ServiceMaster may redeem the 8% Notes, in whole or in part, at its option, at any time after February 15, 2015, at the applicable redemption prices set forth in the first supplemental indenture governing the 8% Notes, together with all accrued but unpaid interest, if any, to the date of redemption.

Covenants

The indenture governing the 8% Notes contains certain covenants that, among other things, limit the ability of ServiceMaster and its restricted subsidiaries (as defined in the indenture governing such notes) to:

•                  incur more debt;

•                  pay dividends, redeem stock or make other distributions, or make investments;

•                  limit the ability of restricted subsidiaries to make payments to us;

•                  enter into certain transactions with our affiliates;

•                  transfer or sell assets;

•                  create certain liens;

•                  merge or consolidate; and

•                  designate our subsidiaries as unrestricted subsidiaries.

Events of default

The indenture governing the 8% Notes provides for customary events of default including non payment of principal or interest, failure to comply with covenants, and certain bankruptcy or insolvency events.

DESCRIPTION OF NOTES

General

The outstanding 7.000% Senior Notes due 2020 (the “Old Notes”) were issued, and the new 7.000% Senior Notes due 2020 (the “New Notes” and, together with the Old Notes, the “7.000% Notes”) are to be issued, under the Indenture, dated as of February 13, 2012 (the “Base Indenture”), among the Company, the Subsidiary Guarantors and Wilmington Trust, National Association, as trustee (the “Trustee”), as supplemented by the Third Supplemental Indenture thereto, dated as of August 21, 2012 (the “Third Supplemental Indenture”), among the Company, the Subsidiary Guarantors and the Trustee (the Base Indenture, as supplemented, the “Indenture”). The terms of the New Notes will be substantially identical to the terms of the Old Notes except that the New Notes will be registered under the Securities Act and will not contain restrictions on transfer or provisions relating to additional interest, will bear a different CUSIP number from the Old Notes and will not entitle their holders to registration rights.

The Indenture and the New Notes contain provisions that define your rights and govern the obligations of the Company under the New Notes. A copy of the Base Indenture (including the form of the New Notes) has been filed as an exhibit to the Current Report on Form 8-K filed by the Company on February 14, 2012. A copy of the Third Supplemental Indenture has been filed as an exhibit to the Current Report on Form 8-K filed by the Company on August 21, 2012. Copies of the Indenture and the New Notes will be made available upon request, as set forth under “Where You Can Find More Information.”

In February 2012, the Company issued $600,000,000 aggregate principal amount of 8% Senior Notes due 2020 (the “8% Notes”) under the Base Indenture, as supplemented by the first and second supplemental indentures thereto. The Old Notes were, and the New Notes will be, issued pursuant to the provisions of the Base Indenture permitting the Company to issue additional debt securities, and debt securities in exchange therefor (“Exchange Notes”), in one or more series from time to time. The 7.000% Notes constitute Additional Notes (as defined below) of a different series from the 8% Notes. The 7.000% Notes will vote as a class with the 8% Notes, except as to amendments or waivers that affect only one series of Notes or affect one series of Notes in a manner different and materially adverse relative to the manner such amendment or waiver affects other series of Notes, as described in “—Amendment and Waivers.” In this Description of Notes, any reference to “Notes” refers collectively to the 8% Notes, the 7.000% Notes, any other Additional Notes and any Exchange Notes issued in respect thereof, unless the context otherwise requires.

The following is a summary of certain provisions of the Indenture and the Notes. It does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all the provisions of the Indenture and the New Notes, including the definitions of certain terms therein and (in the case of the Indenture) those terms to be made a part thereof by the Trust Indenture Act of 1939, as amended. The term “Company” and the other capitalized terms defined in “—Certain Definitions” below are used in this “Description of Notes” as so defined. The Old Notes and the New Notes are considered collectively to be a single series for all purposes of the Indenture.

Brief Description of the Notes

The 7.000% Notes are:

•                  unsecured Senior Indebtedness of the Company;

•                  effectively subordinated to all secured Indebtedness of the Company to the extent of the value of the assets securing such secured Indebtedness and to all Indebtedness and other liabilities (including Trade Payables) of the Company’s Subsidiaries (other than Subsidiaries that are or become Subsidiary Guarantors pursuant to the provisions described below under “—Subsidiary Guarantees”);

•                  pari passu in right of payment with all existing and future Senior Indebtedness of the Company, including the 8% Notes; and

•                  senior in right of payment to all existing and future Subordinated Obligations of the Company.

Brief Description of the Subsidiary Guarantees

The Subsidiary Guarantees of each Subsidiary Guarantor in respect of the 7.000% Notes are:

•                  unsecured Senior Indebtedness of such Subsidiary Guarantor;

•                  effectively subordinated to all secured Indebtedness of such Subsidiary Guarantor to the extent of the value of the assets securing such secured Indebtedness and to all Indebtedness and other liabilities (including Trade Payables) of any Subsidiary Guarantor’s Subsidiaries (other than Subsidiaries that are or become Subsidiary Guarantors pursuant to the provisions described below under “—Subsidiary Guarantees”);

•                  pari passu in right of payment with all existing and future Senior Indebtedness of such Subsidiary Guarantor, including its guarantee of the 8% Notes; and

•                  senior in right of payment to all existing and future Guarantor Subordinated Obligations of such Subsidiary Guarantor.

Principal, Maturity and Interest

The 7.000% Notes will mature on August 15, 2020. Each 7.000% Note bears interest at the rate of 7.000% per annum from August 21, 2012, or from the most recent date to which interest has been paid or provided for. Interest will be payable semi-annually in cash to Holders of record of 7.000% Notes at the close of business on the February 1 or August 1 immediately preceding the interest payment date on February 15 and August 15 of each year, commencing February 15, 2013. Interest will be computed on the basis of a 360-day year consisting of twelve 30-day months.

An aggregate principal amount of $750,000,000 of Old Notes is currently outstanding. An aggregate of $600,000,000 of 8% Notes is currently outstanding. Additional securities may be issued under the Indenture in one or more series from time to time (“Additional Notes”), subject to the limitations set forth under “—Certain Covenants—Limitation on Indebtedness” and “—Certain Covenants—Limitation on Liens,” which will vote as a class with the Notes (except as otherwise provided herein) and otherwise be treated as Notes for purposes of the Indenture. The Indenture permits the Company to designate the maturity date, interest rate and optional redemption provisions applicable to each series of Additional Notes, which may differ from the maturity date, interest rate and optional redemption provisions applicable to the 7.000% Notes or the 8% Notes. Additional Notes that differ with respect to maturity date, interest rate or optional redemption provisions from the 7.000% Notes or the 8% Notes will constitute a different series of Notes from such 7.000% Notes or the 8% Notes, as applicable. Additional Notes that have the same maturity date, interest rate and optional redemption provisions as the 7.000% Notes or the 8% Notes, as applicable, will be treated as the same series as such 7.000% Notes or the 8% Notes, as applicable, unless otherwise designated by the Company. The Company similarly will be entitled to vary the application of certain other provisions to any series of Additional Notes.

Other terms

Principal of (and premium, if any) and interest on the Notes are payable, and the Notes may be exchanged or transferred, at the office or agency of the Company maintained for such purposes (which initially shall be the corporate trust office of the Trustee), except that, at the option of the Company, payment of interest may be made by wire transfer of immediately available funds to the account designated to the Company by the Person entitled thereto or by check mailed to the address of the Person entitled thereto as such address appears in the Note Register.

The New Notes will be issued in the form of Global Notes that will be deposited upon issuance with the Trustee as custodian for The Depository Trust Company, and beneficial owners of New Notes will not receive or be entitled to receive physical, certificated Notes (except in the very limited circumstances described herein). The New Notes will be issued only in fully registered form, without coupons. The New Notes will be issued only in minimum denominations of $2,000 (the “Minimum Denomination”) and any integral multiple of $1,000 in excess thereof.

Redemption

Optional Redemption

The 7.000% Notes are redeemable, at the Company’s option, at any time prior to maturity at varying redemption prices in accordance with the applicable provisions set forth below.

The 7.000% Notes are redeemable, at the Company’s option, in whole or in part, at any time and from time to time on and after August 15, 2015 and prior to maturity at the applicable redemption price set forth below. Such redemption may be made upon notice mailed by first-class mail to each 7.000% Note Holder’s registered address, not less than 30 nor more than 60 days prior to the date of redemption (the “Redemption Date”). The Company may provide in such notice that payment of the redemption price and the performance of the Company’s obligations with respect to such redemption may be performed by another Person. Any such redemption and notice may, in the Company’s discretion, be subject to the satisfaction of one or more conditions precedent, including but not limited to the occurrence of a Change of Control. The 7.000% Notes are so redeemable at the following redemption prices (expressed as a percentage of principal amount), plus accrued and unpaid interest, if any, to the relevant Redemption Date (subject to the right of Holders of record of 7.000% Notes on the relevant record date to receive interest due on the relevant interest payment date), if redeemed during the 12-month period commencing on August 15 of the years set forth below:

Redemption Period	Price
2015	105.250%
2016	103.500%
2017	101.750%
2018 and thereafter	100.000%

In addition, the Indenture provides that at any time and from time to time on or prior to February 15, 2015, the Company at its option may redeem 7.000% Notes in an aggregate principal amount equal to up to 35% of the original aggregate principal amount of the 7.000% Notes (including the principal amount of any Additional Notes of the same series), with funds in an equal aggregate amount (the “Redemption Amount”) not exceeding the aggregate proceeds of one or more Equity Offerings (as defined below), at a redemption price (expressed as a percentage of principal amount thereof) of 107.000%, plus accrued and unpaid interest, if any, to the Redemption Date (subject to the right of Holders of record of 7.000% Notes on the relevant record date to receive interest due on the relevant interest payment date); provided, however, that if 7.000% Notes are redeemed, an aggregate principal amount of 7.000% Notes equal to at least 50% of the original aggregate principal amount of 7.000% Notes (including the principal amount of any Additional Notes of the same series) must remain outstanding immediately after each such redemption of 7.000% Notes.

“Equity Offering” means a sale of Capital Stock (x) that is a sale of Capital Stock of the Company (other than Disqualified Stock), or (y) proceeds of which in an amount equal to or exceeding the Redemption Amount are contributed to the equity capital of the Company or any of its Restricted Subsidiaries. Such redemption may be made upon notice mailed by first-class mail to each 7.000% Note Holder’s registered address, not less than 30 nor more than 60 days prior to the Redemption Date (but in no event more than 180 days after the completion of the related Equity Offering). The Company may provide in such notice that payment of the redemption price and performance of the Company’s obligations with respect to such redemption may be performed by another Person. Any such notice may be given prior to the completion of the related Equity Offering, and any such redemption or notice may, at the Company’s discretion, be subject to the satisfaction of one or more conditions precedent, including but not limited to the completion of the related Equity Offering.

At any time prior to August 15, 2015, the 7.000% Notes may also be redeemed in whole or in part, at the Company’s option, at a price (the “Redemption Price”) equal to 100% of the principal amount thereof plus the Applicable Premium as of, and accrued but unpaid interest, if any, to, the Redemption Date (subject to the right of Holders of record 7.000% Notes on the relevant record date to receive interest due on the relevant interest payment date). Such redemption may be made upon notice mailed by first class mail to each 7.000% Note Holder’s registered address, not less than 30 nor more than 60 days prior to the Redemption Date. The Company may provide in such notice that payment of the Redemption Price and performance of the Company’s obligations with respect to such redemption may be performed by another Person. Any such redemption or notice may, at the Company’s discretion, be subject to the satisfaction of one or more conditions precedent, including but not limited to the occurrence of a Change of Control.

“Applicable Premium” means, with respect to a 7.000% Note at any Redemption Date, the greater of (i) 1.0% of the principal amount of such 7.000% Note and (ii) the excess of (A) the present value at such Redemption Date of (1) the redemption price of such 7.000% Note on August 15, 2015 (such redemption price being that described in the second paragraph of this “—Optional Redemption” section) plus (2) all required remaining scheduled interest payments due on such Note through such date (excluding accrued and unpaid interest to the Redemption Date), computed using a discount rate equal to the Treasury Rate plus 50 basis points, over (B) the principal amount of such 7.000% Note on such Redemption Date, as calculated by the Company or on behalf of the Company by such Person as the Company shall designate; provided that such calculation shall not be a duty or obligation of the Trustee.

“Treasury Rate” means, with respect to a Redemption Date, the yield to maturity at the time of computation of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15(519) that has become publicly available at least two Business Days prior to such Redemption Date (or, if such Statistical Release is no longer published, any publicly available source of similar market data)) most nearly equal to the period from such Redemption Date to August 15, 2015; provided, however, that if the period from the Redemption Date to such date is not equal to the constant maturity of a United States Treasury security for which a weekly average yield is given, the Treasury Rate shall be obtained by linear interpolation (calculated to the nearest one-twelfth of a year) from the weekly average yields of United States Treasury securities for which such yields are given, except that if the period from the Redemption Date to such date is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year shall be used.

Selection

In the case of any partial redemption, selection of the 7.000% Notes for redemption will be made by the Trustee on a pro rata basis, by lot or by such other method as the Trustee in its sole discretion shall deem to be fair and appropriate, although no 7.000% Note of the Minimum Denomination in original principal amount or less will be redeemed in part. If any 7.000% Note is to be redeemed in part only, the notice of redemption relating to such 7.000% Note shall state the portion of the principal amount thereof to be redeemed. A new 7.000% Note in principal amount equal to the unredeemed portion thereof will be issued in the name of the Holder thereof upon cancellation of the original 7.000% Note.

Subsidiary Guarantees

The Notes will be guaranteed by certain of the Company’s Domestic Subsidiaries that also guarantee the Senior Credit Facilities. The Notes will not be guaranteed by any of the Company’s non-U.S. Subsidiaries, any Subsidiary of the Company subject to regulation as an insurance, home warranty, service contract or similar company, or certain other Subsidiaries of the Company.

The Company will cause each Domestic Subsidiary that guarantees (x) payment of any Indebtedness of the Company or any Subsidiary Guarantor under any Credit Facility and that is a Wholly Owned Domestic Subsidiary or (y) Capital Markets Securities, to execute and deliver to the Trustee within 30 days a supplemental indenture or other instrument pursuant to which such Domestic Subsidiary will guarantee payment of the Notes, whereupon such Domestic Subsidiary will become a Subsidiary Guarantor for all purposes under the Indenture. In addition, the Company may cause any Subsidiary that is not a Subsidiary Guarantor so to guarantee payment of the Notes and become a Subsidiary Guarantor.

Each Subsidiary Guarantor, as primary obligor and not merely as surety, jointly and severally, irrevocably and fully and unconditionally Guarantees, on an unsecured senior basis, the punctual payment when due, whether at Stated Maturity, by acceleration or otherwise, of all monetary obligations of the Company under the Indenture and the Notes, whether for principal of or interest on the Notes, expenses, indemnification or otherwise (all such obligations guaranteed by such Subsidiary Guarantors being herein called the “Subsidiary Guaranteed Obligations”).

Such Subsidiary Guarantor agrees to pay, in addition to the amount stated above, any and all reasonable out-of-pocket expenses (including reasonable counsel fees and expenses) incurred by the Trustee or the Holders in enforcing any rights under its Subsidiary Guarantee.

The obligations of each Subsidiary Guarantor will be limited to the maximum amount, as will, after giving effect to all other contingent and fixed liabilities of such Subsidiary Guarantor (including but not limited to any Guarantee by it of any Credit Facility Indebtedness) and after giving effect to any collections from or payments made by or on behalf of any other Subsidiary Guarantor in respect of the obligations of such other Subsidiary Guarantor under its Subsidiary Guarantee or pursuant to its contribution obligations under the Indenture, result in the obligations of such Subsidiary Guarantor under the Subsidiary Guarantee not constituting a fraudulent conveyance or fraudulent transfer under applicable law, or being void or unenforceable under any law relating to insolvency of debtors.

Each such Subsidiary Guarantee is a continuing Guarantee and shall (i) remain in full force and effect until payment in full of the principal amount of all outstanding Notes (whether by payment at maturity, purchase, redemption, defeasance, retirement or other acquisition) and all other Subsidiary Guaranteed Obligations of the relevant Subsidiary Guarantor then due and owing unless earlier terminated as described below, (ii) be binding upon such Subsidiary Guarantor and (iii) inure to the benefit of and be enforceable by the Trustee, the Holders and their permitted successors, transferees and assigns.

Notwithstanding the preceding paragraph, any Subsidiary Guarantor will automatically and unconditionally be released from all obligations under its Subsidiary Guarantee, and such Subsidiary Guarantee shall thereupon terminate and be discharged and of no further force or effect, (i) concurrently with any direct or indirect sale or disposition (by merger or otherwise) of any Subsidiary Guarantor or any interest therein in accordance with the terms of the Indenture (including the covenants described under “—Certain Covenants—Limitation on Sales of Assets and Subsidiary Stock” and “—Merger and Consolidation”) by the Company or a Restricted Subsidiary, following which such Subsidiary Guarantor is no longer a Restricted Subsidiary of the Company, (ii) at any time that such Subsidiary Guarantor is released from all of its obligations under all of its Guarantees of payment of any Indebtedness of the Company or any Subsidiary Guarantor under Credit Facilities and Capital Markets Securities (it being understood that a release subject to contingent reinstatement is still a release, and that if any such Guarantee is so reinstated, such Subsidiary Guarantee shall also be reinstated to the extent that such Subsidiary Guarantor would then be required to provide a Subsidiary Guarantee pursuant to the covenant described under “—Certain Covenants—Future Subsidiary Guarantors”), (iii) upon the merger or consolidation of any Subsidiary Guarantor with and into the Company or another Subsidiary Guarantor that is the surviving Person in such merger or consolidation, or upon the liquidation of such Subsidiary Guarantor following the transfer of all of its assets to the Company or another Subsidiary Guarantor, (iv) concurrently with any Subsidiary Guarantor becoming an Unrestricted Subsidiary, (v) during the Suspension Period, upon the merger or consolidation of any Subsidiary Guarantor with and into another Subsidiary that is not a Subsidiary Guarantor with such other Subsidiary being the surviving Person in such merger or consolidation, or upon liquidation of such Subsidiary Guarantor following the transfer of all of its assets to a Subsidiary that is not a Subsidiary Guarantor, (vi) upon legal or covenant defeasance of the Company’s obligations, or satisfaction and discharge of the Indenture, or (vii) subject to customary contingent reinstatement provisions, upon payment in full of the aggregate principal amount of all Notes then outstanding and all other Subsidiary Guaranteed Obligations then due and owing. In addition, the Company will have the right, upon 30 days’ notice to the Trustee, to cause any Subsidiary Guarantor that has not guaranteed payment of any Indebtedness of the Company or any Subsidiary Guarantor under Credit Facilities or Capital Markets Securities to be unconditionally released from all obligations under its Subsidiary Guarantee, and such Subsidiary Guarantee shall thereupon terminate and be discharged and of no further force or effect. Upon any such occurrence specified in this paragraph, the Trustee shall execute any documents reasonably requested by the Company in order to evidence such release, discharge and termination in respect of such Subsidiary Guarantee.

Neither the Company nor any Subsidiary Guarantor shall be required to make a notation on the Notes to reflect any Subsidiary Guarantee or any release, termination or discharge thereof.

Ranking

The indebtedness evidenced by the 7.000% Notes (a) is unsecured Senior Indebtedness of the Company, (b) ranks pari passu in right of payment with all existing and future Senior Indebtedness of the Company, including the 8% Notes, and (c) is senior in right of payment to all existing and future Subordinated Obligations of the Company. The 7.000% Notes are also effectively subordinated to all secured Indebtedness of the Company to the extent of the value of the assets securing such Indebtedness, and to all Indebtedness and other liabilities (including Trade Payables) of its Subsidiaries (other than Subsidiaries that are or become Subsidiary Guarantors pursuant to the provisions described above under “—Subsidiary Guarantees”).

Each Subsidiary Guarantee in respect of the 7.000% Notes (a) is unsecured Senior Indebtedness of the applicable Subsidiary Guarantor, (b) ranks pari passu in right of payment with all existing and future Senior Indebtedness of such Subsidiary Guarantor, including its guarantee of the 8% Notes and (c) is senior in right of payment to all existing and future Guarantor Subordinated Obligations of such Subsidiary Guarantor. Such Subsidiary Guarantee is also effectively subordinated to all secured Indebtedness of such Subsidiary Guarantor to the extent of the value of the assets securing such Indebtedness, and to all Indebtedness and other liabilities (including Trade Payables) of the Subsidiaries of such Subsidiary Guarantor (other than any Subsidiaries that are or become Subsidiary Guarantors pursuant to the provisions described above under “—Subsidiary Guarantees”).

All of the operations of the Company are conducted through its Subsidiaries. Claims of creditors of such Subsidiaries, including trade creditors, and claims of preferred shareholders (if any) of such Subsidiaries will have priority with respect to the assets and earnings of such Subsidiaries over the claims of creditors of the Company, including holders of the 7.000% Notes, unless such Subsidiary is a Subsidiary Guarantor with respect to the 7.000% Notes. The 7.000% Notes, therefore, are effectively subordinated to creditors (including trade creditors) and preferred shareholders (if any) of Subsidiaries of the Company (other than Subsidiaries that become Subsidiary Guarantors with respect to the 7.000% Notes). In addition, certain of the operations of a Subsidiary Guarantor may be conducted through Subsidiaries thereof that are not also Subsidiary Guarantors. Claims of creditors of such Subsidiaries, including trade creditors, and claims of preferred shareholders (if any) of such Subsidiaries will have priority with respect to the assets and earnings of such Subsidiaries over the claims of creditors of such Subsidiary Guarantor, including claims under its Subsidiary Guarantee of the 7.000% Notes. Such Subsidiary Guarantee, therefore, is effectively subordinated to creditors (including trade creditors) and preferred shareholders (if any) of any such Subsidiaries. Although the Indenture limits the incurrence of Indebtedness (including preferred stock) by certain of the Company’s Subsidiaries, such limitation is subject to a number of significant qualifications.

Change of Control

Upon the occurrence after the Issue Date of a Change of Control (as defined below), each Holder of Notes will have the right to require the Company to repurchase all or any part of such Notes at a purchase price in cash equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of repurchase (subject to the right of Holders of record on the relevant record date to receive interest due on the relevant interest payment date); provided, however, that the Company shall not be obligated to repurchase Notes pursuant to this covenant in the event that it has exercised its right to redeem all of the Notes as provided in the Indenture.

The term “Change of Control” means:

(i)                                     any “person” (as such term is used in Sections 13(d) and 14(d) of the Exchange Act), other than one or more Permitted Holders or a Parent, becomes the “beneficial owner” (as defined in Rules 13d-3 and 13d-5 under the Exchange Act), directly or indirectly, of more than 50% of the total voting power of the Voting Stock of the Company, provided that (x) so long as the Company is a Subsidiary of any Parent, no “person” shall be deemed to be or become a “beneficial owner” of more than 50% of the total voting power of the Voting Stock of the Company unless such “person” shall be or become a “beneficial owner” of more than 50% of the total voting power of the Voting Stock of such Parent and (y) any Voting Stock of which any Permitted Holder is the “beneficial owner” shall not in any case be included in any Voting Stock of which any such “person” is the “beneficial owner”; or

(ii)                                  the Company merges or consolidates with or into, or sells or transfers (in one or a series of related transactions) all or substantially all of the assets of the Company and its Restricted Subsidiaries to, another Person (other than one or more Permitted Holders) and any “person” (as defined in clause (i) above), other than one or more Permitted Holders or any Parent, is or becomes the “beneficial owner” (as so defined), directly or indirectly, of more than 50% of the total voting power of the Voting Stock of the surviving Person in such merger or consolidation, or the transferee Person in such sale or transfer of assets, as the case may be, provided that (x) so long as such surviving or transferee Person is a Subsidiary of a parent Person, no “person” shall be deemed to be or become a “beneficial owner” of more than 50% of the total voting power of the Voting Stock of such surviving or transferee Person unless such “person” shall be or become a “beneficial owner” of more than 50% of the total voting power of the Voting Stock of such parent Person and (y) any Voting Stock of which any Permitted Holder is the “beneficial owner” shall not in any case be included in any Voting Stock of which any such “person” is the beneficial owner.

In the event that, at the time of such Change of Control, the terms of any Credit Facility Indebtedness constituting Designated Senior Indebtedness restrict or prohibit the repurchase of the Notes pursuant to this covenant, then prior to the mailing of the notice to Holders provided for in the immediately following paragraph but in any event not later than 30 days following the date the Company obtains actual knowledge of any Change of Control (unless the Company has exercised its right to redeem all the Notes as provided in the Indenture), the Company shall, or shall cause one or more of its Subsidiaries to, (i) repay in full all such Credit Facility Indebtedness subject to such terms or offer to repay in full all such Credit Facility Indebtedness and repay the Credit Facility Indebtedness of each lender who has accepted such offer or (ii) obtain the requisite consent under the agreements governing such Credit Facility Indebtedness to permit the repurchase of the Notes as provided for in the immediately following paragraph. The Company shall first comply with the provisions of the immediately preceding sentence before it shall be required to repurchase Notes pursuant to the provisions described below. The Company’s failure to comply with the provisions of this paragraph or the provisions of the immediately following paragraph shall constitute an Event of Default described in clause (iv) and not in clause (ii) under “—Defaults” below.

Unless the Company has exercised its right to redeem all the Notes as provided in the Indenture, the Company shall, not later than 30 days following the date the Company obtains actual knowledge of any Change of Control having occurred, mail a notice (a “Change of Control Offer”) to each Holder with a copy to the Trustee stating: (1) that a Change of Control has occurred or may occur and that such Holder has, or upon such occurrence will have, the right to require the Company to purchase such Holder’s Notes at a purchase price in cash equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of purchase (subject to the right of Holders of record on a record date to receive interest on the relevant interest payment date); (2) the repurchase date (which shall be no earlier than 30 days nor later than 60 days from the date such notice is mailed); (3) the instructions determined by the Company, consistent with this covenant, that a Holder must follow in order to have its Notes purchased; and (4) if such notice is mailed prior to the occurrence of a Change of Control, that such offer is conditioned on the occurrence of such Change of Control. No Note will be repurchased in part if less than the Minimum Denomination in original principal amount of such Note would be left outstanding.

The Company will not be required to make a Change of Control Offer upon a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Indenture applicable to a Change of Control Offer made by the Company and purchases all Notes validly tendered and not withdrawn under such Change of Control Offer.

The Company will comply, to the extent applicable, with the requirements of Section 14(e) of the Exchange Act and any other securities laws or regulations in connection with the repurchase of Notes pursuant to this covenant. To the extent that the provisions of any securities laws or regulations conflict with provisions of this covenant, the Company will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under this covenant by virtue thereof.

The Company has no present plans to engage in a transaction involving a Change of Control, although it is possible that the Company could decide to do so in the future. Subject to the limitations discussed below, the Company could, in the future, enter into certain transactions, including acquisitions, refinancings or recapitalizations, that would not constitute a Change of Control under the Indenture, but that could increase the amount of Indebtedness outstanding at such time or otherwise affect the Company’s capital structure or credit ratings. Restrictions on the ability of the Company to Incur additional Indebtedness are contained in the covenants described under “—Certain Covenants—Limitation on Indebtedness” and “—Certain Covenants—Limitation on Liens.” Such restrictions can only be waived with the consent of the Holders of not less than a majority in aggregate principal amount of the Notes then outstanding. Except for the limitations contained in such covenants, however, the Indenture does not contain any covenants or provisions that may afford Holders protection in the event of a highly leveraged transaction.

Agreements governing other Indebtedness of the Company or a Restricted Subsidiary may contain prohibitions of certain events that would constitute a Change of Control or require such Indebtedness to be repurchased or repaid upon a Change of Control. Agreements governing other Indebtedness of the Company may prohibit the Company from repurchasing the Notes upon a Change of Control unless the Indebtedness governed by such agreements has been repurchased or repaid (or an offer made to effect such repurchase or repayment has been made and the Indebtedness of those creditors accepting such offer has been repurchased or repaid) and/or other specified requirements have been met. Moreover, the exercise by the Holders of their right to require the Company to repurchase the Notes could cause a default under such agreements, even if the Change of Control itself does not, due to the financial effect of such repurchase on the Company and its Subsidiaries. Finally, the Company’s ability to pay cash to the Holders upon a repurchase may be limited by the Company’s then existing financial resources. There can be no assurance that sufficient funds will be available when necessary to make any required repurchases. The provisions under the Indenture relating to the Company’s obligation to make an offer to purchase the Notes as a result of a Change of Control may be waived or modified with the written consent of the Holders of not less than a majority in aggregate principal amount of the Notes. As described above under “—Optional Redemption” (with respect to the 7.000% Notes), the Company also has the right to redeem the Notes at specified prices, in whole or in part, upon a Change of Control or otherwise.

The definition of Change of Control includes a phrase relating to the sale or other transfer of “all or substantially all” of the assets of the Company and its Restricted Subsidiaries. Although there is a developing body of case law interpreting the phrase “substantially all,” there is no precise definition of the phrase under applicable law. Accordingly, in certain circumstances there may be a degree of uncertainty in ascertaining whether a particular transaction would involve a disposition of “all or substantially all” of the assets of the Company and its Restricted Subsidiaries, and therefore it may be unclear as to whether a Change of Control has occurred and whether the Holders of the Notes have the right to require the Company to repurchase such Notes.

Certain Covenants

The Indenture contains covenants including, among others, the covenants as described below.

Limitation on Indebtedness.  The Indenture provides as follows:

(a)                                 The Company will not, and will not permit any Restricted Subsidiary to, Incur any Indebtedness; provided, however, that the Company or any Restricted Subsidiary may Incur Indebtedness if on the date of the Incurrence of such Indebtedness, after giving effect to the Incurrence thereof, the Consolidated Coverage Ratio would be equal to or greater than 2.00:1.00.

(b)                                 Notwithstanding the foregoing paragraph (a), the Company and its Restricted Subsidiaries may Incur the following Indebtedness:

(i)                                     Indebtedness Incurred pursuant to any Credit Facility (including but not limited to in respect of letters of credit or bankers’ acceptances issued or created thereunder) and Indebtedness Incurred other than under any Credit Facility, and (without limiting the foregoing), in each case, any Refinancing Indebtedness in respect thereof, in a maximum principal amount at any time outstanding not exceeding in the aggregate the amount equal to (A) $3,500.0 million, plus (B) in the event of any refinancing of any such Indebtedness, the aggregate amount of fees, underwriting discounts, premiums and other costs and expenses incurred in connection with such refinancing;

(ii)                                  Indebtedness (A) of any Restricted Subsidiary to the Company or (B) of the Company or any Restricted Subsidiary to any Restricted Subsidiary; provided, that any subsequent issuance or transfer of any Capital Stock of such Restricted Subsidiary to which such Indebtedness is owed, or other event, that results in such Restricted Subsidiary ceasing to be a Restricted Subsidiary or any other subsequent transfer of such Indebtedness (except to the Company or a Restricted Subsidiary) will be deemed, in each case, an Incurrence of such Indebtedness by the issuer thereof not permitted by this clause (ii);

(iii)                               Indebtedness (x) represented by the Notes (other than any Additional Notes), the Permanent Notes outstanding on the Issue Date (or any Permanent Notes issued in respect thereof or in exchange therefor), or any other Indebtedness (other than the Indebtedness described in clause (ii) above) outstanding on the Issue Date, or (y) represented by Permanent Notes issued in connection with the payment of PIK Interest (as defined in the Permanent Notes Indenture); and any Refinancing Indebtedness Incurred in respect of any Indebtedness described in this clause (iii) or paragraph (a) above;

(iv)                              Purchase Money Obligations, Capitalized Lease Obligations, and in each case any Refinancing Indebtedness with respect thereto; provided that the aggregate principal amount of such Purchase Money Obligations Incurred to finance the acquisition of Capital Stock of any Person at any time outstanding pursuant to this clause shall not exceed an amount equal to the greater of $175.0 million and 15.0% of Consolidated Tangible Assets;

(v)                                 Indebtedness (A) supported by a letter of credit issued pursuant to any Credit Facility in a principal amount not exceeding the face amount of such letter of credit or (B) consisting of accommodation guarantees for the benefit of trade creditors of the Company or any of its Restricted Subsidiaries;

(vi)                              (A) Guarantees by the Company or any Restricted Subsidiary of Indebtedness or any other obligation or liability of the Company or any Restricted Subsidiary (other than any Indebtedness Incurred by the Company or such Restricted Subsidiary, as the case may be, in violation of this covenant), or (B) without limiting the covenant described under “—Limitation on Liens,” Indebtedness of the Company or any Restricted Subsidiary arising by reason of any Lien granted by or applicable to such Person securing Indebtedness of the Company or any Restricted Subsidiary (other than any Indebtedness Incurred by the Company or such Restricted Subsidiary, as the case may be, in violation of this covenant);

(vii)                           Indebtedness of the Company or any Restricted Subsidiary (A) arising from the honoring of a check, draft or similar instrument drawn against insufficient funds, provided that such Indebtedness is extinguished within five Business Days of its Incurrence, or (B) consisting of guarantees, indemnities, obligations in respect of earnouts or other purchase price adjustments, or similar obligations, Incurred in connection with the acquisition or disposition of any business, assets or Person;

(viii)                        Indebtedness of the Company or any Restricted Subsidiary in respect of (A) letters of credit, bankers’ acceptances or other similar instruments or obligations issued, or relating to liabilities or obligations incurred, in the ordinary course of business (including those issued to governmental entities in connection with self-insurance under applicable workers’ compensation statutes), or (B) completion guarantees, surety, judgment, appeal or performance bonds, or other similar bonds, instruments or obligations, provided, or relating to liabilities or obligations incurred, in the ordinary course of business, including in respect of liabilities or obligations of franchisees, or (C) Hedging Obligations, entered into for bona fide hedging purposes, or (D) Management Guarantees or Management Indebtedness, or (E) the financing of insurance premiums in the ordinary course of business, or (F) take-or-pay obligations under supply arrangements incurred in the ordinary course of business, or (G) netting, overdraft protection and other arrangements arising under standard business terms of any bank at which the

Company or any Restricted Subsidiary maintains an overdraft, cash pooling or other similar facility or arrangement;

(ix)                              Indebtedness (A) of a Special Purpose Subsidiary secured by a Lien on all or part of the assets disposed of in, or otherwise Incurred in connection with, a Financing Disposition or (B) otherwise Incurred in connection with a Special Purpose Financing; provided that (1) such Indebtedness is not recourse to the Company or any Restricted Subsidiary that is not a Special Purpose Subsidiary (other than with respect to Special Purpose Financing Undertakings), (2) in the event such Indebtedness shall become recourse to the Company or any Restricted Subsidiary that is not a Special Purpose Subsidiary (other than with respect to Special Purpose Financing Undertakings), such Indebtedness will be deemed to be, and must be classified by the Company as, Incurred at such time (or at the time initially Incurred) under one or more of the other provisions of this covenant for so long as such Indebtedness shall be so recourse, and (3) in the event that at any time thereafter such Indebtedness shall comply with the provisions of the preceding subclause (1), the Company may classify such Indebtedness in whole or in part as Incurred under this clause (b)(ix) of this covenant;

(x)                                 Indebtedness of the Company or any Restricted Subsidiary in an aggregate principal amount at any time outstanding not exceeding an amount equal to (A) (1) the Foreign Borrowing Base less (2) the aggregate principal amount of Indebtedness Incurred by Special Purpose Subsidiaries that are Foreign Subsidiaries and then outstanding pursuant to clause (ix) of this paragraph (b) plus (B) in the event of any refinancing of any Indebtedness Incurred under this clause (x), the aggregate amount of fees, underwriting discounts, premiums and other costs and expenses incurred in connection with such refinancing;

(xi)                              Contribution Indebtedness and any Refinancing Indebtedness with respect thereto,

(xii)                           Indebtedness of (A) the Company or any Restricted Subsidiary Incurred to finance or refinance, or otherwise Incurred in connection with, any acquisition of assets (including Capital Stock), business or Person, or any merger or consolidation of any Person with or into the Company or any Restricted Subsidiary, or (B) any Person that is acquired by or merged or consolidated with or into the Company or any Restricted Subsidiary (including Indebtedness thereof Incurred in connection with any such acquisition, merger or consolidation), provided that on the date of such acquisition, merger or consolidation, after giving effect thereto, either (1) the Company would have a Consolidated Total Leverage Ratio equal to or less than 7.25:1.00 or (2) the Consolidated Total Leverage Ratio of the Company would equal or be less than the Consolidated Total Leverage Ratio of the Company immediately prior to giving effect thereto; and any Refinancing Indebtedness with respect to any such Indebtedness;

(xiii)                        Indebtedness of the Company or any Restricted Subsidiary Incurred as consideration in connection with any acquisition of assets (including Capital Stock), business or Person, or any merger or consolidation of any Person with or into the Company or any Restricted Subsidiary, and any Refinancing Indebtedness with respect thereto, in an aggregate principal amount at any time outstanding not exceeding $100.0 million;

(xiv)                       Indebtedness issuable upon the conversion or exchange of shares of Disqualified Stock issued in accordance with paragraph (a) above, and any Refinancing Indebtedness with respect thereto; and

(xv)                          Indebtedness of the Company or any Restricted Subsidiary in an aggregate principal amount at any time outstanding not exceeding an amount equal to the greater of $200.0 million and 14.0% of Consolidated Tangible Assets.

(c)                                  For purposes of determining compliance with, and the outstanding principal amount of any particular Indebtedness Incurred pursuant to and in compliance with, this covenant, (i) any other obligation of the obligor on such Indebtedness (or of any other Person who could have Incurred such Indebtedness under this covenant) arising under any Guarantee, Lien or letter of credit, bankers’ acceptance or other similar instrument or obligation supporting such Indebtedness shall be disregarded to the extent that such Guarantee, Lien or letter of credit, bankers’ acceptance or other similar instrument or obligation secures the principal amount of such Indebtedness; (ii) in the event that Indebtedness meets the criteria of more than one of the types of Indebtedness described in paragraph (b) above, the Company, in its sole discretion, shall classify such item of Indebtedness and may include the amount and type of such Indebtedness in one or more of such clauses (including in part under one such clause and in part under another such clause); provided that any Indebtedness Incurred pursuant to clause (b)(iv) of this covenant as limited by the proviso thereto, or clause (b)(xv) of this covenant, shall, at the Company’s election, cease to be deemed Incurred or outstanding for purposes of such clause but shall be deemed Incurred for the purposes of paragraph (a) of this covenant from and after the first date on which such Restricted Subsidiary could have Incurred such Indebtedness under paragraph (a) of this covenant without reliance on such clause; (iii) the amount of Indebtedness issued at a price that is less than the principal amount thereof shall be equal to the amount of the liability in respect thereof determined in accordance with GAAP and (iv) the principal amount of Indebtedness outstanding under any clause of paragraph (b) above shall be determined after giving effect to the application of proceeds of any such Indebtedness to refinance any such other Indebtedness.

(d)                                 For purposes of determining compliance with any dollar-denominated restriction on the Incurrence of Indebtedness denominated in a foreign currency, the dollar-equivalent principal amount of such Indebtedness Incurred pursuant thereto shall be calculated based on the relevant currency exchange rate in effect on the date that such Indebtedness was Incurred, in the case of term Indebtedness, or first committed, in the case of revolving credit Indebtedness, provided that (x) the dollar-equivalent principal amount of any such Indebtedness outstanding on the Issue Date shall be calculated based on the relevant currency exchange rate in effect on the Issue Date, (y) if such Indebtedness is Incurred to refinance other Indebtedness denominated in a foreign currency (or in a different currency from such Indebtedness so being Incurred), and such refinancing would cause the applicable dollar-denominated restriction to be exceeded if calculated at the relevant currency exchange rate in effect on the date of such refinancing, such dollar-denominated restriction shall be deemed not to have been exceeded so long as the principal amount of such refinancing Indebtedness does not exceed (i) the outstanding or committed principal amount (whichever is higher) of such Indebtedness being refinanced plus (ii) the aggregate amount of fees, underwriting discounts, premiums and other costs and expenses incurred in connection with such refinancing and (z) the dollar-equivalent principal amount of Indebtedness denominated in a foreign currency and Incurred pursuant to a Senior Credit Facility shall be calculated based on the relevant currency exchange rate in effect on, at the Company’s option, (i) the Issue Date, (ii) any date on which any of the respective commitments under such Senior Credit Facility shall be reallocated between or among facilities or subfacilities thereunder, or on which such rate is otherwise calculated for any purpose thereunder, or (iii) the date of such Incurrence. The principal amount of any Indebtedness Incurred to refinance other Indebtedness, if Incurred in a different currency from the Indebtedness being refinanced, shall be calculated based on the currency exchange rate applicable to the currencies in which such respective Indebtedness is denominated that is in effect on the date of such refinancing.

Limitation on Restricted Payments.  The Indenture provides as follows:

(a)                                 The Company shall not, and shall not permit any Restricted Subsidiary, directly or indirectly, to (i) declare or pay any dividend or make any distribution on or in respect of its Capital Stock (including any such payment in connection with any merger or consolidation to which the Company is a party) except (x) dividends or distributions payable solely in its Capital Stock (other than Disqualified Stock) and (y) dividends or distributions payable to the Company or any Restricted Subsidiary (and, in the case of any such Restricted Subsidiary making such dividend or distribution, to other holders of its Capital Stock on no more than a pro rata basis, measured by value), (ii) purchase, redeem, retire or otherwise acquire for value any Capital Stock of the Company held by Persons other than the Company or a Restricted Subsidiary (other than any acquisition of Capital Stock deemed to occur upon the exercise of options if such Capital Stock represents a portion of the exercise price thereof), (iii) voluntarily purchase, repurchase, redeem, defease or otherwise voluntarily acquire or retire for value, prior to scheduled maturity, scheduled repayment or scheduled sinking fund payment, any Continuing Notes or Subordinated Obligations (other than a purchase, repurchase, redemption, defeasance or other acquisition or retirement for value in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case due within one year of the date of such purchase, repurchase, redemption, defeasance or other acquisition or retirement) or (iv) make any Investment (other than a Permitted Investment) in any Person (any such dividend, distribution, purchase, repurchase, redemption, defeasance, other acquisition or retirement or Investment being herein referred to as a “Restricted Payment”), if at the time the Company or such Restricted Subsidiary makes such Restricted Payment and after giving effect thereto:

(1)                                 a Default shall have occurred and be continuing (or would result therefrom);

(2)                                 the Company could not Incur at least an additional $1.00 of Indebtedness pursuant to paragraph (a) of the covenant described under “—Limitation on Indebtedness”; or

(3)                                 the aggregate amount of such Restricted Payment and all other Restricted Payments (the amount so expended, if other than in cash, to be as determined in good faith by the Board of Directors, whose determination shall be conclusive and evidenced by a resolution of the Board of Directors) declared or made subsequent to the Issue Date and then outstanding would exceed, without duplication, the sum of:

(A)                               50% of the Consolidated Net Income accrued during the period (treated as one accounting period) beginning on October 1, 2011, to the end of the most recent fiscal quarter ending prior to the date of such Restricted Payment for which consolidated financial statements of the Company are available (or, in case such Consolidated Net Income shall be a negative number, 100% of such negative number);

(B)                               the aggregate Net Cash Proceeds and the fair value (as determined in good faith by the Company) of property or assets received (x) by the Company as capital contributions to the Company after the Issue Date or from the issuance or sale (other than to a Restricted Subsidiary) of its Capital Stock (other than Disqualified Stock or Designated Preferred Stock) after the Issue Date (other than Excluded Contributions and Contribution Amounts) or (y) by the Company or any Restricted Subsidiary from the Incurrence by the Company or any Restricted Subsidiary after the Issue Date of Indebtedness that shall have been converted into or exchanged for Capital Stock of the Company (other than Disqualified Stock or Designated Preferred Stock) or Capital Stock of any Parent, plus the amount of any cash and the fair value (as determined in good faith by the Company) of any property or assets, received by the Company or any Restricted Subsidiary upon such conversion or exchange;

(C)                               (i) the aggregate amount of cash and the fair value (as determined in good faith by the Company) of any property or assets received from dividends, distributions, interest payments, return of capital, repayments of Investments or other transfers of assets to the Company or any Restricted Subsidiary from any Unrestricted Subsidiary, including dividends or other distributions related to dividends or other distributions made pursuant to clause (x) of the following paragraph (b), plus (ii) the aggregate amount resulting from the redesignation of any Unrestricted Subsidiary as a Restricted Subsidiary (valued in each case as provided in the definition of “Investment”);

(D)                               in the case of any disposition or repayment of any Investment constituting a Restricted Payment (without duplication of any amount deducted in calculating the amount of Investments at any time outstanding included in the amount of Restricted Payments), the aggregate amount of cash and the fair value (as determined in good faith by the Company) of any property or assets received by the Company or a Restricted Subsidiary with respect to all such dispositions and repayments; and

(E)                                an amount equal to the amount available as of the Issue Date for making Restricted Payments (as defined in the Permanent Notes Indenture) pursuant to Section 409(a)(3)

of the Permanent Notes Indenture. As of the Issue Date, the amount available under this clause (E) was approximately $325 million.

(b)                                 The provisions of the foregoing paragraph (a) do not prohibit any of the following (each, a “Permitted Payment”):

(i)                                     (x) any purchase, redemption, repurchase, defeasance or other acquisition or retirement of Capital Stock of the Company (“Treasury Capital Stock”), Continuing Notes or Subordinated Obligations made by exchange (including any such exchange pursuant to the exercise of a conversion right or privilege in connection with which cash is paid in lieu of the issuance of fractional shares) for, or out of the proceeds of the issuance or sale of, Capital Stock of the Company (other than Disqualified Stock and other than Capital Stock issued or sold to a Subsidiary) (“Refunding Capital Stock”) or a capital contribution to the Company, in each case other than Excluded Contributions and Contribution Amounts; provided, that the Net Cash Proceeds from such issuance, sale or capital contribution shall be excluded in subsequent calculations under clause (3)(B) of the preceding paragraph (a) and (y) if immediately prior to such acquisition or retirement of such Treasury Capital Stock, dividends thereon were permitted pursuant to clause (xi) of this paragraph (b), dividends on such Refunding Capital Stock in an aggregate amount per annum not exceeding the aggregate amount per annum of dividends so permitted on such Treasury Capital Stock;

(ii)                                  any purchase, redemption, repurchase, defeasance or other acquisition or retirement of Continuing Notes or Subordinated Obligations (w) made by exchange for, or out of the proceeds of the Incurrence of, Indebtedness of the Company (other than with respect to the Continuing Notes) or Refinancing Indebtedness Incurred in compliance with the covenant described under “—Limitation on Indebtedness,” (x) from Net Available Cash or an equivalent amount to the extent permitted by the covenant described under “—Limitation on Sales of Assets and Subsidiary Stock,” (y) following the occurrence of a Change of Control (or other similar event described therein as a “change of control”), but only if the Company shall have complied with the covenant described under “—Change of Control” and, if required, purchased all Notes tendered pursuant to the offer to repurchase all the Notes required thereby, prior to purchasing or repaying such Continuing Notes or Subordinated Obligations or (z) constituting Acquired Indebtedness;

(iii)                               any dividend paid or redemption made within 60 days after the date of declaration thereof or of the giving of notice thereof, as applicable, if at such date of declaration or notice such dividend or redemption would have complied with the preceding paragraph (a);

(iv)                              Investments or other Restricted Payments in an aggregate amount outstanding at any time not to exceed the amount of Excluded Contributions;

(v)                                 loans, advances, dividends or distributions by the Company to any Parent to permit any Parent to repurchase or otherwise acquire its Capital Stock (including any options, warrants or other rights in respect thereof), or payments by the Company to repurchase or otherwise acquire Capital Stock of any Parent or the Company (including any options, warrants or other rights in respect thereof), in each case from Management Investors (including any repurchase or acquisition by reason of the Company or any Parent retaining any Capital Stock, option, warrant or other right in respect of tax withholding obligations, and any related payment in respect of any such obligation), such payments, loans, advances, dividends or distributions not to exceed an amount (net of repayments of any such loans or advances) equal to (x) (1) $30.0 million, plus (2) $10.0 million multiplied by the number of calendar years that have commenced since the Reference Date but prior to the Issue Date, plus (3) $15.0 million multiplied by the number of calendar years that have commenced since the Issue Date, plus (y) the Net Cash Proceeds received by the Company since the Reference Date from, or as a capital contribution from, the issuance or sale to Management Investors of Capital Stock (including any options, warrants or other rights in respect thereof), to the extent such Net Cash Proceeds are not included in any calculation under clause (3)(B)(x) of the preceding paragraph (a), plus (z) the cash proceeds of key man life insurance policies received by the Company or any Restricted Subsidiary (or by any Parent and contributed to the Company) since the Reference Date to the extent such cash proceeds are not included in any calculation under clause (3)(A) of the preceding paragraph (a); provided that any cancellation of Indebtedness owing to the Company or any Restricted Subsidiary by any Management Investor in connection with any repurchase or other acquisition of Capital Stock (including any options, warrants or other rights in respect thereof) from any Management Investor shall not constitute a Restricted Payment for purposes of this covenant or any other provision of the Indenture;

(vi)                              the payment by the Company of, or loans, advances, dividends or distributions by the Company to any Parent to pay, dividends on the common stock or equity of the Company or any Parent following a public offering of such common stock or equity in an amount not to exceed in any fiscal year 6% of the aggregate gross proceeds received by the Company (whether directly, or indirectly through a contribution to common equity capital) in or from such public offering;

(vii)                           Restricted Payments (including loans or advances) in an aggregate amount outstanding at any time not to exceed an amount (net of repayments of any such loans or advances) equal to the greater of $75.0 million and 5.0% of Consolidated Tangible Assets;

(viii)                        loans, advances, dividends or distributions to any Parent or other payments by the Company or any Restricted Subsidiary (A) to satisfy or permit any Parent to satisfy obligations under the Management Agreements, (B) pursuant to the Tax Sharing Agreement, or (C) to pay or permit any Parent to pay any Parent Expenses or any Related Taxes;

(ix)                              payments by the Company, or loans, advances, dividends or distributions by the Company to any Parent to make payments, to holders of Capital Stock of the Company or any Parent in lieu of issuance of fractional shares of such Capital Stock, not to exceed $5.0 million in the aggregate outstanding at any time;

(x)                                 dividends or other distributions of, or Investments paid for or made with, Capital Stock, Indebtedness or other securities of Unrestricted Subsidiaries;

(xi)                              (A) dividends on any Designated Preferred Stock of the Company issued after the Reference Date, provided that at the time of such issuance and after giving effect thereto on a pro forma basis, the Consolidated Coverage Ratio would be at least 2.00:1.00, or (B) any dividend on Refunding Capital Stock that is Preferred Stock in excess of the amount of dividends thereon permitted by clause (i) of this paragraph (b), provided that at the time of the declaration of such dividend and after giving effect thereto on a pro forma basis, the Consolidated Coverage Ratio would be at least 2.00:1.00, or (C) loans, advances, dividends or distributions to any Parent to permit dividends on any Designated Preferred Stock of any Parent issued after the Reference Date, in an amount (net of repayments of any such loans or advances) not exceeding the aggregate cash proceeds received by the Company from the issuance or sale of such Designated Preferred Stock of such Parent;

(xii)                           Investments in Unrestricted Subsidiaries in an aggregate amount outstanding at any time not exceeding the greater of $50.0 million and 5.0% of Consolidated Tangible Assets;

(xiii)                        distributions or payments of Special Purpose Financing Fees;

(xiv)                       any Restricted Payment pursuant to or in connection with the Transactions; and

(xv)                          dividends to holders of any class or series of Disqualified Stock, or of any Preferred Stock of a Restricted Subsidiary, Incurred in accordance with the terms of the covenant described under “—Limitation on Indebtedness” above;

provided, that (A) in the case of clauses (i)(y), (iii), (vi), (ix) and (xi)(B), the net amount of any such Permitted Payment shall be included in subsequent calculations of the amount of Restricted Payments, (B) in all cases other than pursuant to clause (A) immediately above, the net amount of any such Permitted Payment shall be excluded in subsequent calculations of the amount of Restricted Payments and (C) solely with respect to clause (vii), no Default or Event of Default shall have occurred and be continuing at the time of any such Permitted Payment after giving effect thereto. The Company, in its sole discretion, may classify any Investment or other Restricted Payment as being made in part under one of the provisions of this covenant (or in the case of any Investment, the clauses of Permitted Investments) and in part under one or more other such provisions (or, as applicable, clauses).

Limitation on Restrictions on Distributions from Restricted Subsidiaries.  The Indenture provides that the Company will not, and will not permit any Restricted Subsidiary to, create or otherwise cause to exist or become effective any consensual encumbrance or restriction on the ability of any Restricted Subsidiary to (i) pay dividends or make any other distributions on its Capital Stock or pay any Indebtedness or other obligations owed to the Company, (ii) make any loans or advances to the Company or (iii) transfer any of its property or assets to the Company (provided that dividend or liquidation priority between classes of Capital Stock, or subordination of any obligation (including the application of any remedy bars thereto) to any other obligation, will not be deemed to constitute such an encumbrance or restriction), except any encumbrance or restriction:

(1)                                 pursuant to an agreement or instrument in effect at or entered into on the Issue Date, any Credit Facility, the Indenture, the Permanent Notes Indenture, the Notes or the Permanent Notes;

(2)                                 pursuant to any agreement or instrument of a Person, or relating to Indebtedness or Capital Stock of a Person, which Person is acquired by or merged or consolidated with or into the Company or any Restricted Subsidiary, or which agreement or instrument is assumed by the Company or any Restricted Subsidiary in connection with an acquisition of assets from such Person, as in effect at the time of such acquisition, merger or consolidation (except to the extent that such Indebtedness was incurred to finance, or otherwise in connection with, such acquisition, merger or consolidation); provided that for purposes of this clause (2), if a Person other than the Company is the Successor Company with respect thereto, any Subsidiary thereof or agreement or instrument of such Person or any such Subsidiary shall be deemed acquired or assumed, as the case may be, by the Company or a Restricted Subsidiary, as the case may be, when such Person becomes such Successor Company;

(3)                                 pursuant to an agreement or instrument (a “Refinancing Agreement”) effecting a refinancing of Indebtedness Incurred pursuant to, or that otherwise extends, renews, refunds, refinances or replaces, an agreement or instrument referred to in clause (1) or (2) of this covenant or this clause (3) (an “Initial Agreement”) or contained in any amendment, supplement or other modification to an Initial Agreement or Refinancing Agreement (an “Amendment”); provided, however, that the encumbrances and restrictions contained in any such Refinancing Agreement or Amendment taken as a whole are not materially less favorable to the Holders of the Notes than encumbrances and restrictions contained in the Initial Agreement or Initial Agreements to which such Refinancing Agreement or Amendment relates (as determined in good faith by the Company);

(4)                                 (A) that restricts in a customary manner the subletting, assignment or transfer of any property or asset that is subject to a lease, license or similar contract, or the assignment or transfer of any lease, license or other contract, (B) by virtue of any transfer of, agreement to transfer, option or right with respect to, or Lien on, any property or assets of the Company or any Restricted Subsidiary not otherwise prohibited by the Indenture, (C) contained in mortgages, pledges or other security agreements securing Indebtedness of a Restricted Subsidiary to the extent restricting the transfer of the property or assets subject thereto, (D) pursuant to customary provisions restricting dispositions of real property interests set forth in any reciprocal easement agreements of the Company or any Restricted Subsidiary, (E) pursuant to Purchase Money Obligations that impose encumbrances or restrictions on the property or assets so acquired, (F) on cash or other deposits or net worth imposed by customers or suppliers under agreements entered into in the ordinary course of business, (G) pursuant to customary provisions contained in agreements and instruments entered into in the ordinary course of business (including but not limited to leases and licenses) or in joint venture and other similar agreements, (H) that arises or is agreed to in the ordinary course of business and does not detract from the value of property or assets of the Company or any Restricted Subsidiary in any manner material to the Company or such Restricted Subsidiary, or (I) pursuant to Hedging Obligations;

(5)                                 with respect to a Restricted Subsidiary (or any of its property or assets) imposed pursuant to an agreement entered into for the direct or indirect sale or disposition of all or substantially all the Capital Stock or assets of such Restricted Subsidiary (or the property or assets that are subject to such restriction) pending the closing of such sale or disposition;

(6)                                 by reason of any applicable law, rule, regulation or order, or required by any regulatory authority having jurisdiction over the Company or any Restricted Subsidiary or any of their businesses, including any such law, rule, regulation, order or requirement applicable in connection with such Restricted Subsidiary’s status (or the status of any Subsidiary of such Restricted Subsidiary) as a Captive Insurance Subsidiary or Home Warranty Subsidiary; or

(7)                                 pursuant to an agreement or instrument (A) relating to any Indebtedness permitted to be Incurred subsequent to the Issue Date pursuant to the provisions of the covenant described under “—Limitation on Indebtedness” (i) if the encumbrances and restrictions contained in any such agreement or instrument taken as a whole are not materially less favorable to the Holders of the Notes than the encumbrances and restrictions contained in the Initial Agreements (as determined in good faith by the Company), or (ii) if such encumbrance or restriction is not materially more disadvantageous to the Holders of the Notes than is customary in comparable financings (as determined in good faith by the Company) and either (x) the Company determines in good faith that such encumbrance or restriction will not materially affect the Company’s ability to make principal or interest payments on the Notes or (y) such encumbrance or restriction applies only if a default occurs in respect of a payment or financial covenant relating to such Indebtedness, (B) relating to any sale of receivables by or Indebtedness of a Foreign Subsidiary or (C) relating to Indebtedness of or a Financing Disposition by or to or in favor of any Special Purpose Entity.

Limitation on Sales of Assets and Subsidiary Stock.  The Indenture provides as follows:

(a)                                 The Company will not, and will not permit any Restricted Subsidiary to, make any Asset Disposition unless:

(i)                                     the Company or such Restricted Subsidiary receives consideration (including by way of relief from, or by any other Person assuming responsibility for, any liabilities, contingent or otherwise) at the time of such Asset Disposition at least equal to the fair market value of the shares and assets subject to such Asset Disposition, as such fair market value shall be determined in good faith by the Company, which determination shall be conclusive (including as to the value of all noncash consideration),

(ii)                                  in the case of any Asset Disposition (or series of related Asset Dispositions) having a fair market value of $25.0 million or more, at least 75% of the consideration therefor (excluding, in the case of an Asset Disposition (or series of related Asset Dispositions), any consideration by way of relief from, or by any other Person assuming responsibility for, any liabilities, contingent or otherwise, that are not Indebtedness) received by the Company or such Restricted Subsidiary is in the form of cash, and

(iii)                               an amount equal to 100% of the Net Available Cash from such Asset Disposition is applied by the Company (or any Restricted Subsidiary, as the case may be) as follows:

(A)                               first, either (x) to the extent the Company elects (or is required by the terms of any Credit Facility Indebtedness, any Senior Indebtedness of the Company or any Subsidiary Guarantor or any Indebtedness of a Restricted Subsidiary that is not a Subsidiary Guarantor), to prepay, repay or purchase any such Indebtedness or (in the case of letters of credit, bankers’ acceptances or other similar instruments) cash collateralize any such Indebtedness (in each case other than Indebtedness owed to the Company or a Restricted Subsidiary) within 450 days after the later of the date of such Asset Disposition and the date of receipt of such Net Available Cash, or (y) to the extent the Company or such Restricted Subsidiary elects, to invest in Additional Assets (including by means of an investment in Additional Assets by a Restricted Subsidiary with an amount equal to Net Available Cash received by the Company or another Restricted Subsidiary) within 450 days from the later of the date of such Asset Disposition and the date of receipt of such Net Available Cash, or, if such investment in Additional Assets is a project authorized by the Board of Directors that will take longer than such 450 days to complete, the period of time necessary to complete such project;

(B)                               second, to the extent of the balance of such Net Available Cash after application in accordance with clause (A) above (such balance, the “Excess Proceeds”), to make an offer to purchase Notes and (to the extent the Company or such Restricted Subsidiary elects, or is required by the terms thereof) to purchase, redeem or repay any other Senior Indebtedness of the Company or a Restricted Subsidiary, pursuant and subject to the conditions of the Indenture and the agreements governing such other Indebtedness; and

(C)                               third, to the extent of the balance of such Net Available Cash after application in accordance with clauses (A) and (B) above, to fund (to the extent consistent with any other applicable provision of the Indenture) any general corporate purpose (including but not limited to the repurchase, repayment or other acquisition or retirement of any Subordinated Obligations);

provided, however, that in connection with any prepayment, repayment or purchase of Indebtedness pursuant to clause (A)(x) or (B) above, the Company or such Restricted Subsidiary will retire such Indebtedness and will cause the related loan commitment (if any) to be permanently reduced in an amount equal to the principal amount so prepaid, repaid or purchased.

Notwithstanding the foregoing provisions of this covenant, the Company and the Restricted Subsidiaries shall not be required to apply any Net Available Cash or equivalent amount in accordance with this covenant except to the extent that the aggregate Net Available Cash from all Asset Dispositions or equivalent amount that is not applied in accordance with this covenant exceeds $50.0 million. If the aggregate principal amount of Notes and/or other Indebtedness of the Company or a Restricted Subsidiary validly tendered and not withdrawn (or otherwise subject to purchase, redemption or repayment) in connection with an offer pursuant to clause (B) above exceeds the Excess Proceeds, the Excess Proceeds will be apportioned between such Notes and such other Indebtedness of the Company or a Restricted Subsidiary, with the portion of the Excess Proceeds payable in respect of such Notes to equal the lesser of (x) the Excess Proceeds amount multiplied by a fraction, the numerator of which is the outstanding principal amount of such Notes and the denominator of which is the sum of the outstanding principal amount of the Notes and the outstanding principal amount of the relevant other Indebtedness of the Company or a Restricted Subsidiary, and (y) the aggregate principal amount of Notes validly tendered and not withdrawn.

For the purposes of clause (ii) of paragraph (a) above, the following are deemed to be cash: (1) Temporary Cash Investments and Cash Equivalents, (2) the assumption of Indebtedness of the Company (other than Disqualified Stock of the Company) or any Restricted Subsidiary and the release of the Company or such Restricted Subsidiary from all liability on payment of the principal amount of such Indebtedness in connection with such Asset Disposition, (3) Indebtedness of any Restricted Subsidiary that is no longer a Restricted Subsidiary as a result of such Asset Disposition, to the extent that the Company and each other Restricted Subsidiary are released from any Guarantee of payment of the principal amount of such Indebtedness in connection with such Asset Disposition, (4) securities received by the Company or any Restricted Subsidiary from the transferee that are converted by the Company or such Restricted Subsidiary into cash within 180 days, (5) consideration consisting of Indebtedness of the Company or any Restricted Subsidiary, (6) Additional Assets and (7) any Designated Noncash Consideration received by the Company or any of its Restricted Subsidiaries in an Asset Disposition having an aggregate Fair Market Value, taken together with all other Designated Noncash Consideration received pursuant to this clause, not to exceed an aggregate amount at any time outstanding equal to the greater of $125.0 million and 10.0% of Consolidated Tangible Assets (with the Fair Market Value of each item of Designated Noncash Consideration being measured at the time received and without giving effect to subsequent changes in value).

(b)                                 In the event of an Asset Disposition that requires the purchase of Notes pursuant to clause (iii)(B) of paragraph (a) above, the Company will be required to purchase Notes tendered pursuant to an offer by the Company for the Notes (the “Offer”) at a purchase price of 100% of their principal amount plus accrued and unpaid interest to the date of purchase in accordance with the procedures (including prorating in the event of oversubscription) set forth in the Indenture. If the aggregate purchase price of the Notes tendered pursuant to the Offer is less than the Net Available Cash allotted to the purchase of Notes, the remaining Net Available Cash will be available to the Company for use in accordance with clause (iii)(B) of paragraph (a) above (to repay other Indebtedness of the Company or a Restricted

Subsidiary) or clause (iii)(C) of paragraph (a) above. The Company shall not be required to make an Offer for Notes pursuant to this covenant if the Net Available Cash available therefor (after application of the proceeds as provided in clause (iii)(A) of paragraph (a) above) is less than $50.0 million for any particular Asset Disposition (which lesser amounts shall be carried forward for purposes of determining whether an Offer is required with respect to the Net Available Cash from any subsequent Asset Disposition). No Note will be repurchased in part if less than the Minimum Denomination in original principal amount of such Note would be left outstanding.

(c)                                  The Company shall, not later than 45 days after the Company becomes obligated to make an offer pursuant to this covenant, mail a notice to each Holder with a copy to the Trustee stating: (1) that an Asset Disposition that requires the purchase of a portion of the Notes has occurred and that such Holder has the right (subject to the prorating described below) to require the Company to purchase a portion of such Holder’s Notes at a purchase price in cash equal to 100% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of purchase (subject to conditions in the Indenture); (2) the repurchase date (which shall be no earlier than 30 days nor later than 60 days from the date such notice is mailed); (3) the instructions determined by the Company, consistent with this covenant, that a Holder must follow in order to have its Notes purchased; and (4) the amount of the offer. If, upon the expiration of the period for which the offer remains open, the aggregate principal amount of Notes surrendered by Holders exceeds the amount of the offer, the Company shall select the Notes to be purchased on a pro rata basis (with such adjustments as may be deemed appropriate by the Company so that only Notes in denominations of the Minimum Denomination or integral multiples of $1,000 in excess thereof shall be purchased).

(d)                                 The Company will comply, to the extent applicable, with the requirements of Section 14(e) of the Exchange Act and any other securities laws or regulations in connection with the repurchase of Notes pursuant to this covenant. To the extent that the provisions of any securities laws or regulations conflict with provisions of this covenant, the Company will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under this covenant by virtue thereof.

Limitation on Transactions with Affiliates.  The Indenture provides as follows:

(a)                                 The Company will not, and will not permit any Restricted Subsidiary to, directly or indirectly, enter into or conduct any transaction or series of related transactions (including the purchase, sale, lease or exchange of any property or the rendering of any service) with any Affiliate of the Company (an “Affiliate Transaction”) involving aggregate consideration in excess of $10.0 million unless (i) the terms of such Affiliate Transaction are not materially less favorable to the Company or such Restricted Subsidiary, as the case may be, than those that could be obtained at the time in a transaction with a Person who is not such an Affiliate and (ii) if such Affiliate Transaction involves aggregate consideration in excess of $40.0 million, the terms of such Affiliate Transaction have been approved by a majority of the Board of Directors. For purposes of this paragraph, any Affiliate Transaction shall be deemed to have satisfied the requirements set forth in this paragraph if (x) such Affiliate Transaction is approved by a majority of the Disinterested Directors or (y) in the event there are no Disinterested Directors, a fairness opinion is provided by a nationally recognized appraisal or investment banking firm with respect to such Affiliate Transaction.

(b)                                 The provisions of the preceding paragraph (a) do not apply to:

(i)                                     any Restricted Payment Transaction,

(ii)                                  (1) the entering into, maintaining or performance of any employment or consulting contract, collective bargaining agreement, benefit plan, program or arrangement, related trust agreement or any other similar arrangement for or with any current or former employee, officer, director or consultant of or to the Company, any Restricted Subsidiary or any Parent heretofore or hereafter entered into in the ordinary course of business, including vacation, health, insurance, deferred compensation, severance, retirement, savings or other similar plans, programs or arrangements, (2) payments, compensation, performance of indemnification or contribution obligations, the making or cancellation of loans, or any issuance, grant or award of stock, options, other equity related interests or other securities, to any such employees, officers, directors or consultants in the ordinary course of business, (3) the payment of reasonable fees to directors of the Company or any of its Subsidiaries or any Parent (as determined in good faith by the Company, such Subsidiary or such Parent), (4) any transaction with an officer or director of the Company or any of its Subsidiaries or any Parent in the ordinary course of business not involving more than $100,000 in any one case, or (5) Management Advances and payments in respect thereof (or in reimbursement of any expenses referred to in the definition of such term),

(iii)                               any transaction between or among any of the Company, one or more Restricted Subsidiaries, and/or one or more Special Purpose Entities,

(iv)                              any transaction arising out of agreements or instruments in existence on the Issue Date (other than any Tax Sharing Agreement or Management Agreement referred to in clause (b)(vii) of this covenant), and any payments made pursuant thereto,

(v)                                 any transaction in the ordinary course of business on terms that are fair to the Company and its Restricted Subsidiaries in the reasonable determination of the Board of Directors or senior management of the Company, or are not materially less favorable to the Company or the relevant Restricted Subsidiary than those that could be obtained at the time in a transaction with a Person who is not an Affiliate of the Company,

(vi)                              any transaction in the ordinary course of business, or approved by a majority of the Board of Directors, between the Company or any Restricted Subsidiary and any Affiliate of the Company controlled by the Company that is a joint venture or similar entity,

(vii)                           (1) the execution, delivery and performance of any Tax Sharing Agreement and any Management Agreements, and (2) payments to CD&R or any of its Affiliates (x) for any management consulting, financial advisory, financing, underwriting or placement services or in respect of other investment banking activities, of up to $7.5 million in any fiscal year (or such other amount as may be approved by a majority of the Disinterested Directors), (y) in connection with any acquisition, disposition, merger, recapitalization or similar transactions, which payments are made pursuant to the Management Agreements or are approved by a majority of the Board of Directors in good faith, and (z) of all out-of-pocket expenses incurred in connection with such services or activities,

(viii)                        the Transactions, all transactions in connection therewith (including but not limited to the financing thereof), and all fees and expenses paid or payable in connection with the Transactions,

(ix)                              any issuance or sale of Capital Stock (other than Disqualified Stock) of the Company or any capital contribution to the Company, and

(x)                                 any investment by any Investor in securities of the Company or any of its Restricted Subsidiaries so long as (i) such securities are being offered generally to other investors on the same or more favorable terms and (ii) such investment by all Investors constitutes less than 5% of the proposed or outstanding issue amount of such class of securities.

Limitation on Liens.  The Indenture provides that the Company shall not, and shall not permit any Restricted Subsidiary to, directly or indirectly, create or permit to exist any Lien (other than Permitted Liens) on any of its property or assets (including Capital Stock of any other Person), whether owned on the date of the Indenture or thereafter acquired, securing any Indebtedness (the “Initial Lien”), unless contemporaneously therewith effective provision is made to secure the Indebtedness due under the Indenture and the Notes or, in respect of Liens on any Restricted Subsidiary’s property or assets, any Subsidiary Guarantee of such Restricted Subsidiary, equally and ratably with (or on a senior basis to, in the case of Subordinated Obligations or Guarantor Subordinated Obligations)

such obligation for so long as such obligation is so secured by such Initial Lien. Any such Lien thereby created in favor of the Notes or any such Subsidiary Guarantee will be automatically and unconditionally released and discharged upon (i) the release and discharge of the Initial Lien to which it relates, (ii) in the case of any such Lien in favor of any such Subsidiary Guarantee, upon the termination and discharge of such Subsidiary Guarantee in accordance with the terms of the Indenture or (iii) any sale, exchange or transfer (other than a transfer constituting a transfer of all or substantially all of the assets of the Company that is governed by the provisions of the covenant described under “—Merger and Consolidation” below) to any Person not an Affiliate of the Company of the property or assets secured by such Initial Lien, or of all of the Capital Stock held by the Company or any Restricted Subsidiary in, or all or substantially all the assets of, any Restricted Subsidiary creating such Initial Lien.

Future Subsidiary Guarantors.  As set forth more particularly under “—Subsidiary Guarantees,” the Indenture provides that the Company will cause each Domestic Subsidiary that guarantees (x) payment of any Indebtedness of the Company or any Subsidiary Guarantor under any Credit Facility and that is a Wholly Owned Domestic Subsidiary or (y) Capital Markets Securities, to execute and deliver to the Trustee within 30 days a supplemental indenture or other instrument pursuant to which such Domestic Subsidiary will guarantee payment of the Notes, whereupon such Domestic Subsidiary will become a Subsidiary Guarantor for all purposes under the Indenture. In addition, the Company may cause any Subsidiary that is not a Subsidiary Guarantor so to guarantee payment of the Notes and become a Subsidiary Guarantor. Subsidiary Guarantees will be subject to release and discharge under certain circumstances prior to payment in full of the Notes. See “—Subsidiary Guarantees.”

SEC Reports.  The Indenture provides that, notwithstanding that the Company may not be required to be or remain subject to the reporting requirements of Section 13(a) or 15(d) of the Exchange Act, the Company will file with the SEC (unless such filing is not permitted under the Exchange Act or by the SEC), so long as the Notes are outstanding, the annual reports, information, documents and other reports that the Company is required to file with the SEC pursuant to such Section 13(a) or 15(d) or would be so required to file if the Company were so subject. The Company will also, within 15 days after the date on which the Company was so required to file or would be so required to file if the Company were so subject, transmit by mail to all Holders, as their names and addresses appear in the Note Register, and to the Trustee (or make available on a Company website) copies of any such information, documents and reports (without exhibits) so required to be filed. Notwithstanding the foregoing, if any audited or reviewed financial statements or information required to be included in any such filing are not reasonably available on a timely basis as a result of the Company’s accountants not being “independent” (as defined pursuant to the Exchange Act and the rules and regulations of the SEC thereunder), the Company may, in lieu of making such filing or transmitting or making available the information, documents and reports so required to be filed, elect to make a filing on an alternative form or transmit or make available unaudited or unreviewed financial statements or information substantially similar to such required audited or reviewed financial statements or information, provided that (a) the Company shall in any event be required to make such filing and so transmit or make available such audited or reviewed financial statements or information no later than the first anniversary of the date on which the same was otherwise required pursuant to the preceding provisions of this paragraph (such initial date, the “Reporting Date”) and (b) if the Company makes such an election and such filing has not been made, or such information, documents and reports have not been transmitted or made available, as the case may be, within 90 days after such Reporting Date, liquidated damages will accrue on the Notes at a rate of 0.50% per annum from the date that is 90 days after such Reporting Date to the earlier of (x) the date on which such filing has been made, or such information, documents and reports have been transmitted or made available, as the case may be, and (y) the first anniversary of such Reporting Date (provided that not more than 0.50% per annum in liquidated damages shall be payable for any period regardless of the number of such elections by the Company). The Company will be deemed to have satisfied the requirements of this paragraph if any Parent files and provides reports, documents and information of the types otherwise so required, in each case within the applicable time periods, and the Company is not required to file such reports, documents and information separately under the applicable rules and regulations of the SEC (after giving effect to any exemptive relief) because of the filings by such Parent. The Company also will comply with the provisions of TIA § 314(a).

Merger and Consolidation

The Indenture provides that the Company will not consolidate with or merge with or into, or convey, transfer or lease all or substantially all its assets to, any Person, unless:

(i)                                     the resulting, surviving or transferee Person (the “Successor Company”) will be a Person organized and existing under the laws of the United States of America, any State thereof or the District of Columbia and the Successor Company (if not the Company) will expressly assume all the obligations of the Company under the Notes and the Indenture by executing and delivering to the Trustee a supplemental indenture or one or more other documents or instruments in form reasonably satisfactory to the Trustee;

(ii)                                  immediately after giving effect to such transaction (and treating any Indebtedness that becomes an obligation of the Successor Company or any Restricted Subsidiary as a result of such transaction as having been Incurred by the Successor Company or such Restricted Subsidiary at the time of such transaction), no Default will have occurred and be continuing;

(iii)                               immediately after giving effect to such transaction, either (A) the Company (or, if applicable, the Successor Company with respect thereto) could Incur at least $1.00 of additional Indebtedness pursuant to paragraph (a) of the covenant described under “—Certain Covenants—Limitation on Indebtedness,” or (B) the Consolidated Coverage Ratio of the Company (or, if applicable, the Successor Company with respect thereto) would equal or exceed the Consolidated Coverage Ratio of the Company immediately prior to giving effect to such transaction;

(iv)                              each Subsidiary Guarantor (other than (x) any Subsidiary Guarantor that will be released from its obligations under its Subsidiary Guarantee in connection with such transaction and (y) any party to any such consolidation or merger) shall have delivered a supplemental indenture or other document or instrument in form reasonably satisfactory to the Trustee, confirming its Subsidiary Guarantee (other than any Subsidiary Guarantee that will be discharged or terminated in connection with such transaction); and

(v)                                 the Company will have delivered to the Trustee an Officer’s Certificate and an Opinion of Counsel, each to the effect that such consolidation, merger or transfer complies with the provisions described in this paragraph, provided that (x) in giving such opinion such counsel may rely on an Officer’s Certificate as to compliance with the foregoing clauses (ii) and (iii) and as to any matters of fact, and (y) no Opinion of Counsel will be required for a consolidation, merger or transfer described in the last paragraph of this covenant.

Any Indebtedness that becomes an obligation of the Company (or, if applicable, the Successor Company with respect thereto) or any Restricted Subsidiary (or that is deemed to be Incurred by any Restricted Subsidiary that becomes a Restricted Subsidiary) as a result of any such transaction undertaken in compliance with this covenant, and any Refinancing Indebtedness with respect thereto, shall be deemed to have been Incurred in compliance with the covenant described under “—Certain Covenants—Limitation on Indebtedness.”

Upon any transaction involving the Company in accordance with this covenant in which the Company is not the Successor Company, the Successor Company will succeed to, and be substituted for, and may exercise every right and power of, the Company under the Indenture, and thereafter the predecessor Company shall be relieved of all obligations and covenants under the Indenture, except that the predecessor Company in the case of a lease of all or substantially all its assets shall not be released from the obligation to pay the principal of and interest on the Notes.

Clauses (ii) and (iii) of the first paragraph of this covenant will not apply to any transaction in which the Company consolidates or merges with or into or transfers all or substantially all its properties and assets to (x) an Affiliate incorporated or organized for the purpose of reincorporating or reorganizing the Company in another jurisdiction or changing its legal structure to a corporation or other entity or (y) a Restricted Subsidiary of the Company so long as all assets of the Company and the Restricted Subsidiaries immediately prior to such transaction (other than Capital Stock of such Restricted Subsidiary) are owned by such Restricted Subsidiary and its Restricted Subsidiaries immediately after the consummation thereof. The first paragraph of this covenant will not apply to any transaction in which any Restricted Subsidiary consolidates with, merges into or transfers all or part of its assets to the Company.

Suspension of Covenants on Achievement of Investment Grade Rating

If on any day following the Issue Date (a) the Notes have Investment Grade Ratings from both Rating Agencies, and (b) no Default has occurred and is continuing under the Indenture, then, beginning on that day subject to the provisions of the following paragraph, the covenants described under the following captions in this “Description of Notes” section of this prospectus (collectively, the “Suspended Covenants”) will be suspended:

(i)                                     “—Limitation on Indebtedness”;

(ii)                                  “—Limitation on Restricted Payments”;

(iii)                               “—Limitation on Restrictions on Distributions from Restricted Subsidiaries”;

(iv)                              “—Limitation on Sales of Assets and Subsidiary Stock”;

(v)                                 “—Limitation on Transactions with Affiliates”;

(vi)                              “—Future Subsidiary Guarantors”; and

(vii)                           clauses (iii) and (iv) of the first paragraph of “—Merger and Consolidation.”

During any period that the foregoing covenants have been suspended, the Board of Directors may not designate any of its Subsidiaries as Unrestricted Subsidiaries unless such designation would have complied with the covenant described under “—Limitation on Restricted Payments” as if such covenant would have been in effect during such period.

If on any subsequent date one or both of the Rating Agencies downgrade the ratings assigned to the Notes below an Investment Grade Rating, the foregoing covenants will be reinstated as of and from the date of such rating decline (any such date, a “Reversion Date”). The period of time between the suspension of covenants as set forth above and the Reversion Date is referred to as the “Suspension Period.” Upon such reinstatement, all Indebtedness Incurred during the Suspension Period will be deemed to have been Incurred under the exception provided by clause (b)(3) of “—Limitation on Indebtedness.” With respect to Restricted Payments made after any such reinstatement, the amount of Restricted Payments will be calculated as if the covenant described under “—Limitation on Restricted Payments” had been in effect prior to, but not during, the Suspension Period. For purposes of the covenant described under “—Limitation on Sales of Assets and Subsidiary Stock,” upon the occurrence of a Reversion Date, the amount of Excess Proceeds not applied in accordance with such covenant will be deemed to be reset to zero. The Subsidiary Guarantees of the Subsidiary Guarantors will be suspended during the Suspension Period.

During the Suspension Period, any reference in the definitions of “Permitted Liens” and “Unrestricted Subsidiary” to the covenant described under “—Limitation on Indebtedness” or any provision thereof shall be construed as if such covenant were in effect during the Suspension Period.

Notwithstanding that the Suspended Covenants may be reinstated, no Default or Event of Default will be deemed to have occurred as a result of any actions taken by the Company or any Subsidiary (including for the avoidance of doubt any failure to comply with the Suspended Covenants) or other events that occurred during any Suspension Period (or upon termination of the Suspension Period or after that time based solely on events that occurred during the Suspension Period), and the Company and any Subsidiary will be permitted, without causing a Default or Event of Default or breach of any kind under the Indenture, to honor, comply with or otherwise perform any contractual commitments or obligations entered into during a Suspension Period following a Reversion Date and to consummate the transactions contemplated thereby.

There can be no assurance that the Notes will ever achieve or maintain Investment Grade Ratings.

Defaults

An Event of Default is defined in the Indenture as:

(i)                                     a default in any payment of interest on any Note when due, continued for a period of 30 days;

(ii)                                  a default in the payment of principal of any Note when due, whether at its Stated Maturity, upon optional redemption, upon required repurchase, upon declaration of acceleration or otherwise;

(iii)                               the failure by the Company to comply with its obligations under the first paragraph of the covenant described under “—Merger and Consolidation” above;

(iv)                              the failure by the Company to comply for 30 days after notice with any of its obligations under the covenant described under “—Change of Control” above (other than a failure to purchase the Notes);

(v)                                 the failure by the Company to comply for 60 days after notice with its other agreements contained in the Notes or the Indenture;

(vi)                              the failure by any Subsidiary Guarantor to comply for 45 days after notice with its obligations under its Subsidiary Guarantee;

(vii)                           the failure by the Company or any Restricted Subsidiary to pay any Indebtedness for borrowed money (other than Indebtedness owed to the Company or any Restricted Subsidiary) within any applicable grace period after final maturity or the acceleration of any such Indebtedness by the holders thereof because of a default, if the total amount of such Indebtedness so unpaid or accelerated exceeds $50.0 million or its foreign currency equivalent; provided, that no Default or Event of Default will be deemed to occur with respect to any such Indebtedness that is paid or otherwise acquired or retired (or for which such failure to pay or acceleration is waived or rescinded) within 20 Business Days after such failure to pay or such acceleration (the “cross acceleration provision”);

(viii)                        certain events of bankruptcy, insolvency or reorganization of the Company or a Significant Subsidiary (the “bankruptcy provisions”);

(ix)                              the rendering of any judgment or decree for the payment of money in an amount (net of any insurance or indemnity payments actually received in respect thereof prior to or within 90 days from the entry thereof, or to be received in respect thereof in the event any appeal thereof shall be unsuccessful) in excess of $50.0 million or its foreign currency equivalent against the Company or a Significant Subsidiary that is not discharged, or bonded or insured by a third Person, if such judgment or decree remains outstanding for a period of 90 days following such judgment or decree and is not discharged, waived or stayed (the “judgment default provision”); or

(x)                                 the failure of any Subsidiary Guarantee by a Subsidiary Guarantor that is a Significant Subsidiary to be in full force and effect (except as contemplated by the terms thereof or of the Indenture) or the denial or disaffirmation in writing by any Subsidiary Guarantor that is a Significant Subsidiary of its obligations under the Indenture or its Subsidiary Guarantee (other than by reason of the termination of the Indenture or such Subsidiary Guarantee or the release of such Subsidiary Guarantee in accordance with such Subsidiary Guarantee or the Indenture), if such Default continues for 10 days.

The foregoing will constitute Events of Default whatever the reason for any such Event of Default and whether it is voluntary or involuntary or is effected by operation of law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body.

However, a Default under clause (iv), (v) or (vi) will not constitute an Event of Default until the Trustee or the Holders of at least 30% in principal amount of the outstanding Notes notify the Company in writing of the Default and the Company does not cure such Default within the time specified in such clause after receipt of such notice. Such notice must specify the Default, demand that it be remedied and state that such notice is a “Notice of Default.” When a Default or an Event of Default is cured, it ceases.

If an Event of Default (other than a Default relating to certain events of bankruptcy, insolvency or reorganization of the Company) occurs and is continuing under the Indenture, the Trustee by written notice to the Company, or the Holders of at least 30% in principal amount of the outstanding Notes by written notice to the Company and the Trustee, in either case specifying in such notice the respective Event of Default and that such notice is a “notice of acceleration,” may declare the principal of and accrued but unpaid interest on all the Notes to be due and payable. Upon the effectiveness of such a declaration, such principal and interest will be due and payable immediately. Notwithstanding the foregoing, if an Event of Default relating to certain events of bankruptcy, insolvency or reorganization of the Company occurs and is continuing, the principal of and accrued but unpaid interest on all the outstanding Notes will become immediately due and payable without any declaration or other act on the part of the Trustee or any Holders. Under certain circumstances, the Holders of a majority in principal amount of the outstanding Notes may rescind any such acceleration with respect to the Notes and its consequences.

Subject to the provisions of the Indenture relating to the duties of the Trustee, in case an Event of Default occurs and is continuing, the Trustee will be under no obligation to exercise any of the rights or powers under the Indenture at the request or direction of any of the Holders unless such Holders have offered to the Trustee security or indemnity reasonably satisfactory to it against any loss, liability or expense. Except to enforce the right to receive payment of principal, premium (if any) or interest when due, no Holder may pursue any remedy with respect to the Indenture or the Notes unless (i) such Holder has previously given the Trustee written notice that an Event of Default is continuing, (ii) Holders of at least 30% in principal amount of the outstanding Notes have requested the Trustee in writing to pursue the remedy, (iii) such Holder or Holders have offered to the Trustee security or indemnity reasonably satisfactory to it against any loss, liability or expense, (iv) the Trustee has not complied with such request within 60 days after the receipt of the request and the offer of security or indemnity and (v) the Holders of a majority in principal amount of the outstanding Notes have not given the Trustee a direction inconsistent with such request within such 60-day period. Subject to certain restrictions, the Holders of not less than a majority in aggregate principal amount of the outstanding Notes shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or of exercising any trust or power conferred on the Trustee. The Trustee, however, may refuse to follow any direction that conflicts with law or the Indenture or that the Trustee determines is unduly prejudicial to the rights of any other Holder or that would involve the Trustee in personal liability; provided, however, that the Trustee may take any other action deemed proper by the Trustee that is not inconsistent with such direction. Prior to taking any action under the Indenture, the Trustee will be entitled to indemnification satisfactory to it in its sole discretion against all losses and expenses caused by taking or not taking such action.

The Indenture provides that if a Default occurs and is continuing and is known to the Trustee, the Trustee must mail to each Holder notice of the Default within 90 days after it occurs. Except in the case of a Default in the payment of principal of, or premium (if any) or interest on, any Note, the Trustee may withhold notice if and so long as the board of directors, the executive committee or a trust committee of Responsible Officers of the Trustee in good faith determines that withholding notice is in the interests of the Noteholders. In addition, the Company is required to deliver to the Trustee, within 120 days after the end of each fiscal year, a certificate indicating whether the signers thereof know of any Default occurring during the previous year. The Company also is required to deliver to the Trustee, within 30 days after the occurrence thereof, written notice of any event that would constitute certain Defaults, their status and what action the Company is taking or proposes to take in respect thereof.

Amendments and Waivers

Without the consent of any Holder of any Notes, the Company, the Trustee and (as applicable) any Subsidiary Guarantor may amend or supplement the Indenture or the Notes to cure any ambiguity, mistake, omission, defect or inconsistency, to provide for the assumption by a successor of the obligations of the Company or a Subsidiary Guarantor under the Indenture, to provide for uncertificated Notes in addition to or in place of certificated Notes, to add Guarantees with respect to the Notes, to secure the Notes, to evidence a successor Trustee, to confirm and evidence the release, termination or discharge of any Guarantee or Lien with respect to or securing the Notes when such release, termination or discharge is provided for under the Indenture, to add to the covenants of the Company for the benefit of the Holders or to surrender any right or power conferred upon the Company, to provide for or confirm the issuance of Additional Notes or Exchange Notes, to conform the text of the Indenture, the Notes or any Subsidiary Guarantee to any provision of the “Description of notes” in the Offering Memorandum of the Company, dated February 2, 2012, relating to the offering of the 8% Notes, to increase the minimum denomination of Notes to equal the dollar-equivalent of €1,000 rounded up to the nearest $1,000 (including for purposes of redemption or repurchase of any Note in part), to make any change that does not materially adversely affect the rights of any Holder under the Notes or the Indenture, or to comply with any requirement of the SEC in connection with the qualification of the Indenture under the TIA or otherwise.

Subject to certain exceptions, the Indenture or the Notes may be amended or supplemented with the consent of the Holders of not less than a majority in aggregate principal amount of the Notes then outstanding (including consents obtained in connection with a tender offer or exchange offer for Notes) and any Default or Event of Default or compliance by the Company or any Subsidiary Guarantor with any provision of the Indenture, the Notes or any Subsidiary Guarantee may be waived with the consent of the Holders of not less than a majority in aggregate principal amount of the Notes then outstanding (including consents obtained in connection with a tender offer or exchange offer for Notes); provided that (x) if any such amendment or waiver will only affect one series of Notes (or less than all series of Notes) then outstanding under the Indenture, then only the consent of the Holders of a majority in principal amount of the Notes of such series then outstanding (including, in each case, consents obtained in connection with a tender offer or exchange offer for Notes) shall be required and (y) if any such amendment or waiver by its terms will affect a series of Notes in a manner different and materially adverse relative to the manner such amendment or waiver affects other series of Notes, then the consent of the Holders of a majority in principal amount of the Notes of such series then outstanding (including, in each case, consents obtained in connection with a tender offer or exchange offer for Notes) shall be required. However, without the consent of each Holder affected, an amendment or waiver may not (i) reduce the principal amount of the Notes whose Holders must consent to an amendment or waiver; (ii) reduce the rate of or extend the time for payment of interest on any Note; (iii) reduce the principal of or extend the Stated Maturity of any Note; (iv) reduce the premium payable upon the redemption of any Note, or change the date on which any Note may be redeemed as described in the applicable Supplemental Indenture relating to such Note (which premiums and date, with respect to the 7.000% Notes, are described under “—Redemption—Optional Redemption” above); (v) make any Note payable in money other than that stated in such Note; (vi) impair the right of any Holder to receive payment of principal of and interest on such Holder’s Notes on or after the due dates therefor or to institute suit for the enforcement of any such payment on or with respect to such Holder’s Notes; or (vii) make any change in the amendment or waiver provisions described in this sentence.

The consent of the Noteholders is not necessary under the Indenture to approve the particular form of any proposed amendment, supplement or waiver. It is sufficient if such consent approves the substance thereof. Until an amendment, supplement or waiver becomes effective, a consent to it by a Noteholder is a continuing consent by such Noteholder and every subsequent Holder of all or part of the related Note. Any such Noteholder or subsequent Holder may revoke such consent as to its Note by written notice to the Trustee or the Company, received thereby before the date on which the Company certifies to the Trustee that the Holders of the requisite principal amount of Notes have consented to such amendment, supplement or waiver. After an amendment, supplement or waiver that requires consent of Noteholders under the Indenture becomes effective, the Company is required to mail to Noteholders, with a copy to the Trustee, a notice briefly describing such amendment, supplement or waiver. However, the failure of the Company to mail such notice to all Noteholders, or any defect therein, will not impair or affect the validity of any supplemental indenture or the effectiveness of any amendment, supplement or waiver.

Defeasance

The Company at any time may terminate all obligations of the Company under the Notes and the Indenture (“legal defeasance”), except for certain obligations, including those relating to the defeasance trust and obligations to register the transfer or exchange of the Notes, to replace mutilated, destroyed, lost or stolen Notes and to maintain a registrar and paying agent in respect of the Notes.

The Company at any time may terminate its obligations under certain covenants under the Indenture, including the covenants described under “—Certain Covenants” and “—Change of Control,” the operation of the default provisions relating to such covenants described under “—Defaults” above, the operation of the cross acceleration provision, the bankruptcy provisions with respect to Subsidiaries and the judgment default provision described under “—Defaults” above, and the limitations contained in clauses (iii), (iv) and (v) under “—Merger and Consolidation” above (“covenant defeasance”). If the Company exercises its legal defeasance option or its covenant defeasance option, each Subsidiary Guarantor will be released from all of its obligations with respect to its Subsidiary Guarantee.

The Company may exercise its legal defeasance option notwithstanding its prior exercise of its covenant defeasance option. If the Company exercises its legal defeasance option, payment of the Notes may not be accelerated because of an Event of Default with respect thereto. If the Company exercises its covenant defeasance option, payment of the Notes may not be accelerated because of an Event of Default specified in clause (iv), (v) (as it relates to the covenants described under “—Certain Covenants” above), (vi), (vii), (viii) (but only with respect to events of bankruptcy, insolvency or reorganization of a Subsidiary), (ix) or (x) under “—Defaults” above or because of the failure of the Company to comply with clause (iii), (iv) or (v) under “—Merger and Consolidation” above.

Either defeasance option may be exercised to any redemption date or to the maturity date for the Notes. In order to exercise either defeasance option, the Company must irrevocably deposit or cause to be deposited in trust (the “defeasance trust”) with the Trustee money or U.S. Government Obligations, or a combination thereof, sufficient (without reinvestment) to pay principal of, and premium (if any) and interest on, the Notes to redemption or maturity, as the case may be (provided that if such redemption is made pursuant to the provisions described in the fifth paragraph under “—Redemption—Optional Redemption” (or, with respect to Notes other than the 7.000% Notes, the corresponding redemption provision relating to such Notes), (x) the amount of money or U.S. Government Obligations, or a combination thereof, that the Company must irrevocably deposit or cause to be deposited will be determined using an assumed Applicable Premium calculated as of the date of such deposit, as calculated by the Company, and (y) the Company must irrevocably deposit or cause to be deposited additional money in trust on the redemption date as necessary to pay the Applicable Premium as determined on such date), and must comply with certain other conditions, including delivery to the Trustee of an Opinion of Counsel to the effect that holders of the Notes will not recognize income, gain or loss for Federal income tax purposes as a result of such deposit and defeasance and will be subject to Federal income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred (and, in the case of legal defeasance only, such Opinion of Counsel (x) must be based on a ruling of the Internal Revenue Service or other change in applicable Federal income tax law since the Issue Date and (y) need not be delivered if all Notes not theretofore delivered to the Trustee for cancellation have become due and payable, will become due and payable at their Stated Maturity within one year, or have been or are to be called for redemption within one year under arrangements reasonably satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name, and at the expense, of the Company).

Satisfaction and Discharge

The Indenture shall be discharged and shall cease to be of further effect (except as to surviving rights of registration of transfer or exchange of the Notes, as expressly provided for in the Indenture) as to all outstanding Notes when (i) either (a) all Notes previously authenticated and delivered (other than certain lost, stolen or destroyed Notes, and certain Notes for which provision for payment was previously made and thereafter the funds have been released to the Company) have been cancelled or delivered to the Trustee for cancellation or (b) all Notes not previously cancelled or delivered to the Trustee for cancellation (1) have become due and payable, (2) will become due and payable at their Stated Maturity within one year or (3) have been or are to be called for redemption within one year under arrangements reasonably satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name, and at the expense, of the Company; (ii) the Company has irrevocably deposited or caused to be deposited with the Trustee money, U.S. Government Obligations or a combination thereof, sufficient (without reinvestment) to pay and discharge the entire Indebtedness on the Notes not previously cancelled or delivered to the Trustee for cancellation, for principal, premium, if any, and interest to the date of such deposit (in the case of Notes that have become due and payable), or to the Stated Maturity or redemption date, as the case may be (provided that if such redemption is made pursuant to the provisions described in the fifth paragraph under “—Redemption—Optional Redemption” (or, with respect to Notes other than the 7.000% Notes, the corresponding redemption provision relating to such Notes), (x) the amount of money or U.S. Government Obligations, or a combination thereof, that the Company must irrevocably deposit or cause to be deposited shall be determined using an assumed

Applicable Premium (in the case of Notes other than the 7.000% Notes, as defined in the relevant Supplemental Indenture relating to such Notes), calculated as of the date of such deposit, as calculated by the Company, and (y) the Company must irrevocably deposit or cause to be deposited additional money in trust on the redemption date as necessary to pay the Applicable Premium (in the case of Notes other than the 7.000% Notes, as defined in the relevant Supplemental Indenture relating to such Notes), as determined on such date); (iii) the Company has paid or caused to be paid all other sums then payable under the Indenture by the Company; and (iv) the Company has delivered to the Trustee an Officer’s Certificate of the Company and an Opinion of Counsel each to the effect that all conditions precedent under the “Satisfaction and Discharge” section of the Indenture relating to the satisfaction and discharge of the Indenture have been complied with, provided that any such counsel may rely on any Officer’s Certificate as to matters of fact (including as to compliance with the foregoing clauses (i), (ii) and (iii)).

No Personal Liability of Directors, Officers, Employees, Incorporators and Stockholders

No director, officer, employee, incorporator or stockholder of the Company, the Issuer, any Subsidiary Guarantor or any Subsidiary of any thereof shall have any liability for any obligation of the Company, the Issuer or any Subsidiary Guarantor under the Indenture, the Notes or any Subsidiary Guarantee, or for any claim based on, in respect of, or by reason of, any such obligation or its creation. Each Noteholder, by accepting the Notes, waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes.

Concerning the Trustee

Wilmington Trust, National Association is the Trustee under the Indenture and is appointed by the Company as initial Registrar and Paying Agent with regard to the Notes.

The Indenture provides that, except during the continuance of an Event of Default, the Trustee will perform only such duties as are set forth specifically in the Indenture. During the existence of an Event of Default, the Trustee will exercise such of the rights and powers vested in it under the Indenture, and use the same degree of care and skill in its exercise, as a prudent person would exercise or use under the circumstances in the conduct of such person’s own affairs.

The Indenture and the TIA impose certain limitations on the rights of the Trustee, should it become a creditor of the Company, to obtain payment of claims in certain cases or to realize on certain property received by it in respect of any such claims, as security or otherwise. The Trustee is permitted to engage in other transactions; provided, that if it acquires any conflicting interest as described in the TIA, it must eliminate such conflict, apply to the SEC for permission to continue as Trustee with such conflict or resign.

Transfer and Exchange

A Noteholder may transfer or exchange Notes in accordance with the Indenture. Upon any transfer or exchange, the Registrar and the Trustee may require such Noteholder, among other things, to furnish appropriate endorsements and transfer documents, and the Company may require such Noteholder to pay any taxes or other governmental charges required by law or permitted by the Indenture. The Company is not required to transfer or exchange any Note selected for redemption or purchase or to transfer or exchange any Note for a period of 15 Business Days prior to the day of the mailing of the notice of redemption or purchase. No service charge will be made for any registration of transfer or exchange of the Notes, but the Company may require payment of a sum sufficient to cover any transfer tax or other governmental charge payable in connection with the transfer or exchange. The Notes will be issued in registered form and the registered holder of a Note will be treated as the owner of such Note for all purposes.

Governing Law

The Indenture and the Notes are governed by, and construed in accordance with, the laws of the State of New York.

Certain Definitions

“2007 Transactions” means “Transactions” as defined in the Permanent Notes Indenture.

“Acquired Indebtedness” means Indebtedness of a Person (i) existing at the time such Person becomes a Subsidiary or (ii) assumed in connection with the acquisition of assets from such Person, in each case other than Indebtedness Incurred in connection with, or in contemplation of, such Person becoming a Subsidiary or such acquisition. Acquired Indebtedness shall be deemed to be Incurred on the date of the related acquisition of assets from any Person or the date the acquired Person becomes a Subsidiary.

“Additional Assets” means (i) any property or assets that replace the property or assets that are the subject of an Asset Disposition; (ii) any property or assets (other than Indebtedness and Capital Stock) used or to be used by the Company or a Restricted Subsidiary or otherwise useful in a Related Business (including any capital expenditures on any property or assets already so used); (iii) the Capital Stock of a Person that is engaged in a Related Business and becomes a Restricted Subsidiary as a result of the acquisition of such Capital Stock by the Company or another Restricted Subsidiary; or (iv) Capital Stock of any Person that at such time is a Restricted Subsidiary acquired from a third party.

“Affiliate” of any specified Person means any other Person, directly or indirectly, controlling or controlled by or under direct or indirect common control with such specified Person. For the purposes of this definition, “control” when used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms “controlling” and “controlled” have meanings correlative to the foregoing.

“Asset Disposition” means any sale, lease, transfer or other disposition of shares of Capital Stock of a Restricted Subsidiary (other than directors’ qualifying shares, or (in the case of a Foreign Subsidiary) to the extent required by applicable law), property or other assets (each referred to for the purposes of this definition as a “disposition”) by the Company or any of its Restricted Subsidiaries (including any disposition by means of a merger, consolidation or similar transaction), other than (i) a disposition to the Company or a Restricted Subsidiary, (ii) a disposition in the ordinary course of business, (iii) a disposition of Cash Equivalents, Investment Grade Securities or Temporary Cash Investments, (iv) the sale or discount (with or without recourse, and on customary or commercially reasonable terms) of accounts receivable or notes receivable arising in the ordinary course of business, or the conversion or exchange of accounts receivable for notes receivable, (v) any Restricted Payment Transaction, (vi) a disposition that is governed by the provisions described under “—Merger and Consolidation,” (vii) any Financing Disposition, (viii) any “fee in lieu” or other disposition of assets to any governmental authority or agency that continue in use by the Company or any Restricted Subsidiary, so long as the Company or any Restricted Subsidiary may obtain title to such assets upon reasonable notice by paying a nominal fee, (ix) any exchange of property pursuant to or intended to qualify under Section 1031 (or any successor section) of the Code, or any exchange of equipment to be leased, rented or otherwise used in a Related Business, (x) any financing transaction with respect to property built or acquired by the Company or any Restricted Subsidiary after the Issue Date, including without limitation any sale/leaseback transaction or asset securitization, (xi) any disposition arising from foreclosure, condemnation or similar action with respect to any property or other assets, or exercise of termination rights under any lease, license, concession or other agreement, or pursuant to buy/sell arrangements under any joint venture or similar agreement or arrangement, (xii) any disposition of Capital Stock, Indebtedness or other securities of an Unrestricted Subsidiary, (xiii) a disposition of Capital Stock of a Restricted Subsidiary pursuant to an agreement or other obligation with or to a Person (other than the Company or a Restricted Subsidiary) from whom such Restricted Subsidiary was acquired, or from whom such Restricted Subsidiary acquired its business and assets (having been newly formed in connection with such acquisition), entered into in connection with such acquisition, (xiv) a disposition of not more than 5% of the outstanding Capital Stock of a Foreign Subsidiary that has been approved by the Board of Directors, (xv) any disposition or series of related dispositions for aggregate consideration not to exceed $30.0 million, (xvi) any Exempt Sale and Leaseback Transaction, or (xvii) the abandonment or other disposition of patents, trademarks or other intellectual property that are, in the reasonable judgment of the Company, no longer economically practicable to maintain or useful in the conduct of the business of the Company and its Subsidiaries taken as a whole.

“Board of Directors” means, for any Person, the board of directors or other governing body of such Person or, if such Person does not have such a board of directors or other governing body and is owned or managed by a single entity, the board of directors or other governing body of such entity, or, in either case, any committee thereof duly authorized to act on behalf of such board of directors or other governing body. Unless otherwise provided, “Board of Directors” means the Board of Directors of the Company.

“Business Day” means a day other than a Saturday, Sunday or other day on which commercial banking institutions are authorized or required by law to close in New York City (or any other city in which a Paying Agent maintains its office).

“Capital Markets Securities” means bonds, debentures, notes or other similar debt securities of the Company or any Subsidiary Guarantor (other than the Notes) with an aggregate principal amount outstanding in excess of $150.0 million.

“Capital Stock” of any Person means any and all shares of, rights to purchase, warrants or options for, or other equivalents of or interests in (however designated) equity of such Person, including any Preferred Stock, but excluding any debt securities convertible into such equity.

“Capitalized Lease Obligation” means an obligation that is required to be classified and accounted for as a capitalized lease for financial reporting purposes in accordance with GAAP. The Stated Maturity of any Capitalized Lease Obligation shall be the date of the last payment of rent or any other amount due under the related lease.

“Captive Insurance Subsidiary” means any of (a) Steward Insurance Company, a Vermont corporation, and any successor in interest thereto, so long as such Person either (x) satisfies the requirements of clause (c) below or (y) does not enter into any new insurance policies after the Issue Date insuring risks of any Persons other than the Company and its Subsidiaries, (b) any Subsidiary of any Captive Insurance Subsidiary referred to in clause (a) above and (c) any Subsidiary of the Company that is subject to regulation as an insurance company (or any Subsidiary thereof).

“Cash Equivalents” means any of the following: (a) money, (b) securities issued or fully guaranteed or insured by the United States of America or a member state of The European Union or any agency or instrumentality of any thereof, (c) time deposits, certificates of deposit or bankers’ acceptances of (i) any lender under a Senior Credit Agreement or any affiliate thereof or (ii) any commercial bank having capital and surplus in excess of $500,000,000 (or the foreign currency equivalent thereof as of the date of such investment) and the commercial paper of the holding company of which is rated at least A-2 or the equivalent thereof by S&P or at least P-2 or the equivalent thereof by Moody’s (or if at such time neither is issuing ratings, then a comparable rating of another nationally recognized rating agency), (d) repurchase obligations with a term of not more than seven days for underlying securities of the types described in clauses (b) and (c) above entered into with any financial institution meeting the qualifications specified in clause (c) above, (e) money market instruments, commercial paper or other short-term obligations rated at least A-2 or the equivalent thereof by S&P or at least P-2 or the equivalent thereof by Moody’s (or if at such time neither is issuing ratings, then a comparable rating of another nationally recognized rating agency), (f) investments in money market funds subject to the risk limiting conditions of Rule 2a-7 or any successor rule of the SEC under the Investment Company Act of 1940, as amended and (g) investments similar to any of the foregoing denominated in foreign currencies approved by the Board of Directors.

“CD&R” means Clayton, Dubilier & Rice, LLC and any successor in interest thereto, or any successor to CD&R’s investment management business.

“CD&R Investors” means, collectively, (i) Clayton, Dubilier & Rice Fund VII, L.P., or any successor in interest thereto, (ii) Clayton, Dubilier & Rice Fund VII (Co-Investment), L.P., or any successor in interest thereto, (iii) CDR SVM Co-Investor L.P., or any successor in interest thereto, (iv) CD&R Parallel Fund VII, L.P., or any successor in interest thereto, and (v) any Affiliate of any CD&R Investor.

“Code” means the Internal Revenue Code of 1986, as amended from time to time.

“Commodities Agreement” means, in respect of a Person, any commodity futures contract, forward contract, option or similar agreement or arrangement (including derivative agreements or arrangements), as to which such Person is a party or beneficiary.

“Company” means The ServiceMaster Company, a Delaware corporation, and any successor in interest thereto.

“Consolidated Coverage Ratio” as of any date of determination means the ratio of (i) the aggregate amount of Consolidated EBITDA for the period of the most recent four consecutive fiscal quarters ending prior to the date of such determination for which consolidated financial statements of the Company are available to (ii) Consolidated Interest Expense for such four fiscal quarters; provided, that

(1)                                 if since the beginning of such period the Company or any Restricted Subsidiary has Incurred any Indebtedness that remains outstanding on such date of determination or if the transaction giving rise to the need to calculate the Consolidated Coverage Ratio is an Incurrence of Indebtedness, Consolidated EBITDA and Consolidated Interest Expense for such period shall be calculated after giving effect on a pro forma basis to such Indebtedness as if such Indebtedness had been Incurred on the first day of such period (except that in making such computation, the amount of Indebtedness under any revolving credit facility outstanding on the date of such calculation shall be computed based on (A) the average daily balance of such Indebtedness during such four fiscal quarters or such shorter period for which such facility was outstanding or (B) if such facility was created after the end of such four fiscal quarters, the average daily balance of such Indebtedness during the period from the date of creation of such facility to the date of such calculation),

(2)                                 if since the beginning of such period the Company or any Restricted Subsidiary has repaid, repurchased, redeemed, defeased or otherwise acquired, retired or discharged any Indebtedness that is no longer outstanding on such date of determination (each, a “Discharge”) or if the transaction giving rise to the need to calculate the Consolidated Coverage Ratio involves a Discharge of Indebtedness (in each case other than Indebtedness Incurred under any revolving credit facility unless such Indebtedness has been permanently repaid), Consolidated EBITDA and Consolidated Interest Expense for such period shall be calculated after giving effect on a pro forma basis to such Discharge of such Indebtedness, including with the proceeds of such new Indebtedness, as if such Discharge had occurred on the first day of such period,

(3)                                 if since the beginning of such period the Company or any Restricted Subsidiary shall have disposed of any company, any business or any group of assets constituting an operating unit of a business (any such disposition, a “Sale”), the Consolidated EBITDA for such period shall be reduced by an amount equal to the Consolidated EBITDA (if positive) attributable to the assets that are the subject of such Sale for such period or increased by an amount equal to the Consolidated EBITDA (if negative) attributable thereto for such period and Consolidated Interest Expense for such period shall be reduced by an amount equal to (A) the Consolidated Interest Expense attributable to any Indebtedness of the Company or any Restricted Subsidiary repaid, repurchased, redeemed, defeased or otherwise acquired, retired or discharged with respect to the Company and its continuing Restricted Subsidiaries in connection with such Sale for such period (including but not limited to through the assumption of such Indebtedness by another Person) plus (B) if the Capital Stock of any Restricted Subsidiary is sold, the Consolidated Interest Expense for such period attributable to the Indebtedness of such Restricted Subsidiary to the extent the Company and its continuing Restricted Subsidiaries are no longer liable for such Indebtedness after such Sale,

(4)                                 if since the beginning of such period the Company or any Restricted Subsidiary (by merger, consolidation or otherwise) shall have made an Investment in any Person that thereby becomes a Restricted Subsidiary, or otherwise acquired any company, any business or any group of assets constituting an operating unit of a business, including any such Investment or acquisition occurring in connection with a transaction causing a calculation to be made hereunder (any such Investment or acquisition, a “Purchase”), Consolidated EBITDA and Consolidated Interest Expense for such period shall be calculated after giving pro forma effect thereto (including the Incurrence of any related Indebtedness) as if such Purchase occurred on the first day of such period, and

(5)                                 if since the beginning of such period any Person became a Restricted Subsidiary or was merged or consolidated with or into the Company or any Restricted Subsidiary, and since the beginning of such period such Person shall have Discharged any Indebtedness or made any Sale or Purchase that would have required an adjustment pursuant to clause (2), (3) or (4) above if made by the Company or a Restricted Subsidiary since the beginning of such period, Consolidated EBITDA and Consolidated Interest Expense for such period shall be calculated after giving pro forma effect thereto as if such Discharge, Sale or Purchase occurred on the first day of such period.

For purposes of this definition, whenever pro forma effect is to be given to any Sale, Purchase or other transaction, or the amount of income or earnings relating thereto and the amount of Consolidated Interest Expense associated with any Indebtedness Incurred or repaid, repurchased, redeemed, defeased or otherwise acquired, retired or discharged in connection therewith, the pro forma calculations in respect thereof (including without limitation in respect of anticipated cost savings or synergies relating to any such Sale, Purchase or other transaction) shall be as determined in good faith by the Chief Financial Officer or an authorized Officer of the Company. If any Indebtedness bears a floating rate of interest and is being given pro forma effect, the interest expense on such Indebtedness shall be calculated as if the rate in effect on the date of determination had been the applicable rate for the entire period (taking into account any Interest Rate Agreement applicable to such Indebtedness). If any Indebtedness bears, at the option of the Company or a Restricted Subsidiary, a rate of interest based on a prime or similar rate, a eurocurrency interbank offered rate or other fixed or floating rate, and such Indebtedness is being given pro forma effect, the interest expense on such Indebtedness shall be calculated by applying such optional rate as the Company or such Restricted Subsidiary may designate. If any Indebtedness that is being given pro forma effect was Incurred under a revolving credit facility, the interest expense on such Indebtedness shall be computed based upon the average daily balance of such Indebtedness during the applicable period. Interest on a Capitalized Lease Obligation shall be deemed to accrue at an interest rate determined in good faith by a responsible financial or accounting officer of the Company to be the rate of interest implicit in such Capitalized Lease Obligation in accordance with GAAP.

“Consolidated EBITDA” means, for any period, the Consolidated Net Income for such period, plus the following to the extent deducted in calculating such Consolidated Net Income, without duplication: (i) provision for all taxes (whether or not paid, estimated or accrued) based on income, profits or capital (including penalties and interest, if any), (ii) Consolidated Interest Expense, all items excluded from the definition of Consolidated Interest Expense pursuant to clause (iii) thereof (other than Special Purpose Financing Expense), any Special Purpose Financing Fees, and (for purposes of the Consolidated Total Leverage Ratio) any Special Purpose Financing Expense, (iii) depreciation, amortization (including but not limited to amortization of goodwill and intangibles and amortization and write-off of financing costs) and all other non-cash charges or non-cash losses, (iv) any expenses or charges related to any Equity Offering, Investment or Indebtedness permitted by the Indenture (whether or not consummated or incurred, and including any offering or sale of Capital Stock to the extent the proceeds thereof were intended to be contributed to the equity capital of the Company or any of its Restricted Subsidiaries), (v) the amount of any minority interest expense, (vi) any management, monitoring, consulting and advisory fees and related expenses paid to any of CD&R or any of its Affiliates, (vii) interest and investment income, (viii) the amount of net cost savings projected by the Company in good faith to be realized as a result of actions taken or to be taken (calculated on a pro forma basis as though such cost savings had been realized on the first day of such period), net of the amount of actual benefits realized during such period from such actions; provided that (x) such cost savings are reasonably identifiable and factually supportable, (y) such actions have been taken or are to be taken within 12 months after the date of determination to take such action and (z) the aggregate amount of cost savings added pursuant to this clause (viii) shall not exceed $35.0 million for any four consecutive quarter period (which adjustments may be incremental to (but not duplicative of) pro forma adjustments made pursuant to the proviso to the definition of “Consolidated Coverage Ratio” or “Consolidated Total Leverage Ratio”), (ix) the amount of loss on any Financing Disposition, and (x) any costs or expenses pursuant to any management or employee stock option or other equity related plan, program or arrangement, or other benefit plan, program or arrangement, or any stock subscription or shareholder agreement, to the extent funded with cash proceeds contributed to the capital of the Company or an issuance of Capital Stock of the Company (other than Disqualified Stock) and excluded from the calculation set forth in clause (a)(3) of the covenant described under “—Certain Covenants—Limitation on Restricted Payments.”

“Consolidated Interest Expense” means, for any period, (i) the total interest expense of the Company and its Restricted Subsidiaries to the extent deducted in calculating Consolidated Net Income, net of any interest income of the Company and its Restricted Subsidiaries, including without limitation any such interest expense consisting of (a) interest expense attributable to Capitalized Lease Obligations, (b) amortization of debt discount, (c) interest in respect of Indebtedness of any other Person that has been Guaranteed by the Company or any Restricted Subsidiary, but only to the extent that such interest is actually paid by the Company or any Restricted Subsidiary, (d) non-cash interest expense, (e) the interest portion of any deferred payment obligation and (f) commissions, discounts and other fees and charges owed with respect to letters of credit and bankers’ acceptance financing, plus (ii) Preferred Stock dividends paid in cash in respect of Disqualified Stock of the Company held by Persons other than the Company or a Restricted Subsidiary, minus (iii) to the extent otherwise included in such interest expense referred to in clause (i) above, amortization or write-off of financing costs, Special Purpose Financing Expense, accretion or accrual of discounted liabilities not constituting Indebtedness, expense resulting from discounting of Indebtedness in conjunction with recapitalization or purchase accounting, and any “additional interest” in respect of registration rights arrangements for any securities (including the Notes), in each case under clauses (i) through (iii) as determined on a Consolidated basis in accordance with GAAP; provided, that gross interest expense shall be determined after giving effect to any net payments made or received by the Company and its Restricted Subsidiaries with respect to Interest Rate Agreements.

“Consolidated Net Income” means, for any period, the net income (loss) of the Company and its Restricted Subsidiaries, determined on a Consolidated basis in accordance with GAAP and before any reduction in respect of Preferred Stock dividends; provided, that there shall not be included in such Consolidated Net Income:

(i)                                     any net income (loss) of any Person that is not the Company or a Restricted Subsidiary, except that the Company’s equity in the net income of any such Person for such period shall be included in such Consolidated Net Income up to the aggregate amount actually distributed by such Person during such period to the Company or a Restricted Subsidiary as a dividend or other distribution (subject, in the case of a dividend or other distribution to a Restricted Subsidiary, to the limitations contained in clause (ii) below),

(ii)                                  solely for purposes of determining the amount available for Restricted Payments under clause (a)(3)(A) of the covenant described under “—Certain Covenants—Limitation on Restricted Payments,” any net income (loss) of any Restricted Subsidiary that is not a Subsidiary Guarantor if such Restricted Subsidiary is subject to restrictions, directly or indirectly, on the payment of dividends or the making of similar distributions by such Restricted Subsidiary, directly or indirectly, to the Company by operation of the terms of such Restricted Subsidiary’s charter or any agreement, instrument, judgment, decree, order, statute or governmental rule or regulation applicable to such Restricted Subsidiary or its stockholders (other than (x) restrictions that have been waived or otherwise released, (y) restrictions pursuant to the Notes, the Permanent Notes, the Indenture or the Permanent Notes Indenture and (z) restrictions in effect on the Issue Date with respect to a Restricted Subsidiary and other restrictions with respect to such Restricted Subsidiary that taken as a whole are not materially less favorable to the Noteholders than such restrictions in effect on the Issue Date), except that the Company’s equity in the net income of any such Restricted Subsidiary for such period shall be included in such Consolidated Net Income up to the aggregate amount of any dividend or distribution that was or that could have been made by such Restricted Subsidiary during such period to the Company or another Restricted Subsidiary (subject, in the case of a dividend that could have been made to another Restricted Subsidiary, to the limitation contained in this clause),

(iii)                               any gain or loss realized upon (x) the sale, abandonment or other disposition of any asset of the Company or any Restricted Subsidiary (including pursuant to any sale/leaseback transaction) that is not sold, abandoned or otherwise disposed of in the ordinary course of business (as determined in good faith by the Board of Directors) or (y) the disposal, abandonment or discontinuation of operations of the Company or any Restricted Subsidiary, and any income (loss) from disposed, abandoned or discontinued operations,

(iv)                              any item classified as an extraordinary, unusual or nonrecurring gain, loss or charge (including fees, expenses and charges associated with the Transactions and any acquisition, merger or consolidation after the Issue Date),

(v)                                 the cumulative effect of a change in accounting principles,

(vi)                              all deferred financing costs written off and premiums paid in connection with any early extinguishment of Indebtedness or Hedging Obligations or other derivative instruments,

(vii)                           any unrealized gains or losses in respect of Currency Agreements,

(viii)                        any unrealized foreign currency transaction gains or losses in respect of Indebtedness of any Person denominated in a currency other than the functional currency of such Person,

(ix)                              any non-cash compensation charge arising from any grant of stock, stock options or other equity-based awards,

(x)                                 to the extent otherwise included in Consolidated Net Income, any unrealized foreign currency translation or transaction gains or losses in respect of Indebtedness or other obligations of the Company or any Restricted Subsidiary owing to the Company or any Restricted Subsidiary,

(xi)                              any non-cash charge, expense or other impact attributable to application of the purchase or recapitalization method of accounting (including the total amount of depreciation and amortization, cost of sales or other non-cash expense resulting from the write-up of assets to the extent resulting from such purchase accounting adjustments),

(xii)                           any impairment charge or asset write-off, including any charge or write-off related to intangible assets, long-lived assets or investments in debt and equity securities, and any amortization of intangibles,

(xiii)                        any fees and expenses (or amortization thereof), and any charges or costs, in connection with any acquisition, Investment, Asset Disposition, issuance of Capital Stock, issuance, repayment or refinancing of Indebtedness, or amendment or modification of any agreement or instrument relating to any Indebtedness (in each case, whether or not completed, and including any such transactions consummated prior to the Issue Date),

(xiv)                       any accruals and reserves established or adjusted within twelve months after the Issue Date that are established as a result of the Transactions, and any changes as a result of adoption or modification of accounting policies, and

(xv)                          to the extent covered by insurance and actually reimbursed (or the Company has determined that there exists reasonable evidence that such amount will be reimbursed by the insurer and such amount is not denied by the applicable insurer in writing within 180 days and is reimbursed within 365 days of the date of such evidence (with a deduction in any future calculation of Consolidated Net Income for any amount so added back to the extent not so reimbursed within such 365-day period)), any expenses with respect to liability or casualty events or business interruption.

Notwithstanding the foregoing, for the purpose of clause (a)(3)(A) of the covenant described under “—Certain Covenants—Limitation on Restricted Payments” only, there shall be excluded from Consolidated Net Income, without duplication, any income consisting of dividends, repayments of loans or advances or other transfers of assets from Unrestricted Subsidiaries to the Company or a Restricted Subsidiary, and any income consisting of return of capital, repayment or other proceeds from dispositions or repayments of Investments consisting of Restricted Payments, in each case to the extent such income would be included in Consolidated Net Income and such related dividends, repayments, transfers, return of capital or other proceeds are applied by the Company to increase the amount of Restricted Payments permitted under such covenant pursuant to clause (a)(3)(C) or (D) thereof.

“Consolidated Tangible Assets” means, as of any date of determination, the total assets less the sum of the goodwill, net, and other intangible assets, net, in each case reflected on the consolidated balance sheet of the

Company and its Restricted Subsidiaries as at the end of the most recently ended fiscal quarter of the Company for which such a balance sheet is available, determined on a Consolidated basis in accordance with GAAP (and, in the case of any determination relating to any Incurrence of Indebtedness or any Investment, on a pro forma basis including any property or assets being acquired in connection therewith).

“Consolidated Total Indebtedness” means, at the date of determination thereof, an amount equal to (1) the aggregate principal amount of outstanding Indebtedness of the Company and its Restricted Subsidiaries as of such date consisting of (without duplication) Indebtedness for borrowed money (including Purchase Money Obligations and unreimbursed outstanding drawn amounts under funded letters of credit), Capitalized Lease Obligations and debt obligations evidenced by bonds, debentures, notes or similar instruments, determined on a Consolidated basis in accordance with GAAP (excluding items eliminated in Consolidation, and for the avoidance of doubt, excluding Hedging Obligations), minus (2) the amount of Unrestricted Cash held by the Company and its Restricted Subsidiaries as of the end of the most recent four consecutive fiscal quarters ending prior to the date of such determination for which consolidated financial statements of the Company are available.

“Consolidated Total Leverage Ratio” means, as of any date of determination, the ratio of (x) Consolidated Total Indebtedness as at such date (after giving effect to any Incurrence or Discharge of Indebtedness on such date) to (y) the aggregate amount of Consolidated EBITDA for the period of the most recent four consecutive fiscal quarters ending prior to the date of such determination for which consolidated financial statements of the Company are available, provided, that:

(i)                                     if since the beginning of such period the Company or any Restricted Subsidiary shall have made a Sale, the Consolidated EBITDA for such period shall be reduced by an amount equal to the Consolidated EBITDA (if positive) attributable to the assets that are the subject of such Sale for such period or increased by an amount equal to the Consolidated EBITDA (if negative) attributable thereto for such period;

(ii)                                  if since the beginning of such period the Company or any Restricted Subsidiary (by merger, consolidation or otherwise) shall have made a Purchase (including any Purchase occurring in connection with a transaction causing a calculation to be made hereunder), Consolidated EBITDA for such period shall be calculated after giving pro forma effect thereto as if such Purchase occurred on the first day of such period; and

(iii)                               if since the beginning of such period any Person became a Restricted Subsidiary or was merged or consolidated with or into the Company or any Restricted Subsidiary, and since the beginning of such period such Person shall have made any Sale or Purchase that would have required an adjustment pursuant to clause (i) or (ii) above if made by the Company or a Restricted Subsidiary since the beginning of such period, Consolidated EBITDA for such period shall be calculated after giving pro forma effect thereto as if such Sale or Purchase occurred on the first day of such period.

For purposes of this definition, whenever pro forma effect is to be given to any Sale, Purchase or other transaction, or the amount of income or earnings relating thereto, the pro forma calculations in respect thereof (including without limitation in respect of anticipated cost savings or synergies relating to any such Sale, Purchase or other transaction) shall be as determined in good faith by a responsible financial or accounting Officer of the Company.

“Consolidation” means the consolidation of the accounts of each of the Restricted Subsidiaries with those of the Company in accordance with GAAP; provided that “Consolidation” will not include consolidation of the accounts of any Unrestricted Subsidiary, but the interest of the Company or any Restricted Subsidiary in any Unrestricted Subsidiary will be accounted for as an investment. The term “Consolidated” has a correlative meaning.

“Contingent Obligation” means, with respect to any Person, any obligation of such Person guaranteeing any obligation that does not constitute Indebtedness (a “primary obligation”) of any other Person (the “primary obligor”) in any manner, whether directly or indirectly, including any obligation of such Person, whether or not contingent, (1) to purchase any such primary obligation or any property constituting direct or indirect security therefor, (2) to advance or supply funds (a) for the purchase or payment of any such primary obligation, or (b) to maintain working capital or equity capital of the primary obligor or otherwise to maintain the net worth or solvency of the primary obligor, or (3) to purchase property, securities or services primarily for the purpose of assuring the owner of any such primary obligation of the ability of the primary obligor to make payment of such primary obligation against loss in respect thereof.

“Continuing Notes” means the Company’s 7.45% Notes due August 15, 2027 and 7.25% Notes due March 1, 2038, in each case issued under the Existing Notes Indenture.

“Contribution Amounts” means the aggregate amount of capital contributions applied by the Company to permit the Incurrence of Contribution Indebtedness pursuant to clause (b)(xi) of the covenant described under “—Certain Covenants—Limitation on Indebtedness.”

“Contribution Indebtedness” means Indebtedness of the Company or any Restricted Subsidiary in an aggregate principal amount not greater than twice the aggregate amount of cash contributions (other than Excluded Contributions) made to the capital of the Company or such Restricted Subsidiary after the Reference Date (whether through the issuance or sale of Capital Stock or otherwise); provided that such Contribution Indebtedness (a) is incurred within 180 days after the making of the related cash contribution and (b) is so designated as Contribution Indebtedness pursuant to an Officer’s Certificate on the date of Incurrence thereof.

“Credit Facilities” means one or more of (i) the Senior Term Facility, (ii) the Senior Revolving Credit Facility and (iii) any other facilities or arrangements designated by the Company, in each case with one or more banks or other lenders or institutions providing for revolving credit loans, term loans, receivables financings (including without limitation through the sale of receivables to such institutions or to special purpose entities formed to borrow from such institutions against such receivables or the creation of any Liens in respect of such receivables in favor of such institutions), letters of credit or other Indebtedness, in each case, including all agreements, instruments and documents executed and delivered pursuant to or in connection with any of the foregoing, including but not limited to any notes and letters of credit issued pursuant thereto and any guarantee and collateral agreement, patent and trademark security agreement, mortgages or letter of credit applications and other guarantees, pledge agreements, security agreements and collateral documents, in each case as the same may be amended, supplemented, waived or otherwise modified from time to time, or refunded, refinanced, restructured, replaced, renewed, repaid, increased or extended from time to time (whether in whole or in part, whether with the original banks, lenders or institutions or other banks, lenders or institutions or otherwise, and whether provided under any original Credit Facility or one or more other credit agreements, indentures, financing agreements or other Credit Facilities or otherwise). Without limiting the generality of the foregoing, the term “Credit Facility” shall include any agreement (i) changing the maturity of any Indebtedness Incurred thereunder or contemplated thereby, (ii) adding Subsidiaries as additional borrowers or guarantors thereunder, (iii) increasing the amount of Indebtedness Incurred thereunder or available to be borrowed thereunder or (iv) otherwise altering the terms and conditions thereof.

“Credit Facility Indebtedness” means any and all amounts, whether outstanding on the Issue Date or thereafter incurred, payable under or in respect of any Credit Facility, including without limitation any principal, premium, interest (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to the Company or any Restricted Subsidiary whether or not a claim for post-filing interest is allowed in such proceedings), fees, charges, expenses, reimbursement obligations, guarantees, other monetary obligations of any nature and all other amounts payable thereunder or in respect thereof.

“Currency Agreement” means, in respect of a Person, any foreign exchange contract, currency swap agreement or other similar agreement or arrangements (including derivative agreements or arrangements), as to which such Person is a party or a beneficiary.

“Default” means any event or condition that is, or after notice or passage of time or both would be, an Event of Default.

“Designated Noncash Consideration” means the Fair Market Value of noncash consideration received by the Company or one of its Restricted Subsidiaries in connection with an Asset Disposition that is so designated as Designated Noncash Consideration pursuant to an Officer’s Certificate, setting forth the basis of such valuation.

“Designated Preferred Stock” means Preferred Stock of the Company (other than Disqualified Stock) or any Parent that is issued for cash (other than to a Restricted Subsidiary) and is so designated as Designated Preferred Stock, pursuant to an Officer’s Certificate of the Company.

“Designated Senior Indebtedness” means with respect to a Person (i) the Credit Facility Indebtedness under or in respect of the Senior Credit Facilities and (ii) any other Senior Indebtedness of such Person that, at the date of determination, has an aggregate principal amount equal to or under which, at the date of determination, the holders thereof are committed to lend up to, at least $25.0 million and is specifically designated by such Person in an agreement or instrument evidencing or governing such Senior Indebtedness as “Designated Senior Indebtedness” for purposes of the Indenture.

“Disinterested Directors” means, with respect to any Affiliate Transaction, one or more members of the Board of Directors of the Company, or one or more members of the Board of Directors of a Parent, having no material direct or indirect financial interest in or with respect to such Affiliate Transaction. A member of any such Board of Directors shall not be deemed to have such a financial interest by reason of such member’s holding Capital Stock of the Company or any Parent or any options, warrants or other rights in respect of such Capital Stock.

“Disqualified Stock” means, with respect to any Person, any Capital Stock (other than Management Stock) that by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable or exercisable) or upon the happening of any event (other than following the occurrence of a Change of Control or other similar event described under such terms as a “change of control,” or an Asset Disposition) (i) matures or is mandatorily redeemable pursuant to a sinking fund obligation or otherwise, (ii) is convertible or exchangeable for Indebtedness or Disqualified Stock or (iii) is redeemable at the option of the holder thereof (other than following the occurrence of a Change of Control or other similar event described under such terms as a “change of control,” or an Asset Disposition), in whole or in part, in each case on or prior to the final Stated Maturity of the Notes; provided that Capital Stock issued to any employee benefit plan, or by any such plan to any employees of the Company or any Subsidiary, shall not constitute Disqualified Stock solely because it may be required to be repurchased or otherwise acquired or retired in order to satisfy applicable statutory or regulatory obligations.

“Domestic Subsidiary” means any Restricted Subsidiary of the Company other than a Foreign Subsidiary.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Excluded Contribution” means Net Cash Proceeds, or the Fair Market Value of property or assets, received by the Company as capital contributions to the Company after the Reference Date or from the issuance or sale (other than to a Restricted Subsidiary) of Capital Stock (other than Disqualified Stock or Designated Preferred Stock) of the Company, in each case to the extent designated as an Excluded Contribution pursuant to an Officer’s Certificate of the Company and not previously included in the calculation set forth in clause (a)(3)(B)(x) of the covenant described under “—Certain Covenants—Limitation on Restricted Payments” for purposes of determining whether a Restricted Payment may be made.

“Exempt Sale and Leaseback Transaction” means any Sale and Leaseback Transaction (a) in which the sale or transfer of property occurs within 90 days of the acquisition of such property by the Company or any of its Subsidiaries or (b) that involves property with a book value of $15.0 million or less and is not part of a series of related Sale and Leaseback Transactions involving property with an aggregate value in excess of such amount and entered into with a single Person or group of Persons. For purposes of the foregoing, “Sale and Leaseback Transaction” means any arrangement with any Person providing for the leasing by the Company or any of its Subsidiaries of real or personal property that has been or is to be sold or transferred by the Company or any such Subsidiary to such Person or to any other Person to whom funds have been or are to be advanced by such Person on the security of such property or rental obligations of the Company or such Subsidiary.

“Existing Notes Indenture” means the Indenture between The ServiceMaster Company Limited Partnership, as issuer, and ServiceMaster Limited Partnership, as guarantor, and the Existing Notes Trustee, dated as of August 15, 1997, as supplemented by the First Supplemental Indenture thereto, between The ServiceMaster Company Limited Partnership, as issuer, and ServiceMaster Limited Partnership, as guarantor, and the Existing Notes Trustee, dated as of August 15, 1997, the Second Supplemental Indenture thereto, between the Company, as successor by merger to The ServiceMaster Company Limited Partnership and ServiceMaster Limited Partnership, and the Existing Notes Trustee, dated as of January 1, 1998, the Third Supplemental Indenture thereto, between the Company and the Existing Notes Trustee, dated as of March 2, 1998 and the Fourth Supplemental Indenture, between the Company and the Existing Notes Trustee, dated as of August 10, 1999. For purposes of this definition, “Existing Notes Trustee” means The Bank of New York Mellon Trust Company, N.A., successor to Harris Trust and Savings Bank as trustee under the Existing Notes Indenture.

“Fair Market Value” means, with respect to any asset or property, the fair market value of such asset or property as determined in good faith by the Board of Directors, whose determination will be conclusive.

“Financing Disposition” means any sale, transfer, conveyance or other disposition of, or creation or incurrence of any Lien on, property or assets (a) by the Company or any Subsidiary thereof to or in favor of any Special Purpose Entity, or by any Special Purpose Subsidiary, in each case in connection with the Incurrence by a Special Purpose Entity of Indebtedness, or obligations to make payments to the obligor on Indebtedness, which may be secured by a Lien in respect of such property or assets or (b) by the Company or any Subsidiary thereof to or in favor of any Special Purpose Entity that is not a Special Purpose Subsidiary.

“Fixed GAAP Date” means the Reference Date, provided that at any time after the Issue Date, the Company may by written notice to the Trustee elect to change the Fixed GAAP Date to be the date specified in such notice, and upon such notice, the Fixed GAAP Date shall be such date for all periods beginning on and after the date specified in such notice.

“Fixed GAAP Terms” means (a) the definitions of the terms “Capitalized Lease Obligation,” “Consolidated Coverage Ratio,” “Consolidated EBITDA,” “Consolidated Interest Expense,” “Consolidated Net Income,” “Consolidated Tangible Assets,” “Consolidated Total Indebtedness,” “Consolidated Total Leverage Ratio,” “Consolidation,” “Foreign Borrowing Base,” “Inventory” and “Receivables,” (b) all defined terms in the Indenture to the extent used in or relating to any of the foregoing definitions, and all ratios and computations based on any of the foregoing definitions, and (c) any other term or provision of the Indenture or the Notes that, at the Company’s election, may be specified by the Company by written notice to the Trustee from time to time.

“Foreign Borrowing Base” means the sum of (1) 80% of the book value of Inventory of Foreign Subsidiaries, (2) 85% of the book value of Receivables of Foreign Subsidiaries, and (3) cash, Cash Equivalents and Temporary Cash Investments of Foreign Subsidiaries (in each case, determined as of the end of the most recently ended fiscal month of the Company for which internal consolidated financial statements of the Company are available, and, in the case of any determination relating to any Incurrence of Indebtedness, on a pro forma basis including (x) any property or assets of a type described above acquired since the end of such fiscal month and (y) any property or assets of a type described above being acquired in connection therewith).

“Foreign Subsidiary” means (a) any Restricted Subsidiary of the Company that is not organized under the laws of the United States of America or any state thereof or the District of Columbia and any Restricted Subsidiary of such Foreign Subsidiary and (b) any Restricted Subsidiary of the Company that has no material assets other than securities or Indebtedness of one or more Foreign Subsidiaries (or Subsidiaries thereof), and intellectual property relating to such Foreign Subsidiaries (or Subsidiaries thereof) and other assets relating to an ownership interest in any such securities, Indebtedness, intellectual property or Subsidiaries.

“GAAP” means generally accepted accounting principles in the United States of America as in effect on the Fixed GAAP Date (for purposes of the Fixed GAAP Terms) and as in effect from time to time (for all other purposes of the Indenture), including those set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as approved by a significant segment of the accounting profession, and subject to the following: If at any time the SEC permits or requires U.S.-domiciled companies subject to the reporting requirements of the Exchange Act to use IFRS in lieu of GAAP for financial reporting purposes, the Company may elect by written notice to the Trustee to so use IFRS in lieu of GAAP and, upon any such notice, references herein to GAAP shall thereafter be construed to mean (a) for periods beginning on and after the date specified in such notice, IFRS as in effect on the date specified in such notice (for purposes of the Fixed GAAP Terms) and as in effect from time to time (for all other purposes of the

Indenture) and (b) for prior periods, GAAP as defined in the first sentence of this definition. All ratios and computations based on GAAP contained in the Indenture shall be computed in conformity with GAAP.

“Guarantee” means any obligation, contingent or otherwise, of any Person directly or indirectly guaranteeing any Indebtedness or other obligation of any other Person; provided that the term “Guarantee” shall not include endorsements for collection or deposit in the ordinary course of business. The term “Guarantee” used as a verb has a corresponding meaning.

“Guarantor Subordinated Obligations” means, with respect to a Subsidiary Guarantor, any Indebtedness of such Subsidiary Guarantor (whether outstanding on the Issue Date or thereafter Incurred) that is expressly subordinated in right of payment to the obligations of such Subsidiary Guarantor under its Subsidiary Guarantee pursuant to a written agreement.

“Hedging Obligations” of any Person means the obligations of such Person pursuant to any Interest Rate Agreement, Currency Agreement or Commodities Agreement.

“Holder” or “Noteholder” means the Person in whose name a Note is registered in the Note Register.

“Holding” means CDRSVM Holding, Inc., a Delaware corporation, and any successor in interest thereto.

“Holding Parent” means ServiceMaster Global Holdings, Inc., a Delaware corporation, and any successor in interest thereto.

“Home Warranty Subsidiary” means any of (a) American Home Shield Corporation, a Delaware corporation, and any successor in interest thereto, (b) any Subsidiary of any Home Warranty Subsidiary referred to in clause (a) above and (c) any Subsidiary of the Company that is subject to regulation as a home warranty, service contract, or similar company (or any Subsidiary thereof).

“IFRS” means International Financial Reporting Standards and applicable accounting requirements set by the International Accounting Standards Board or any successor thereto (or the Financial Accounting Standards Board, the Accounting Principles Board of the American Institute of Certified Public Accountants, or any successor to either such Board, or the SEC, as the case may be), as in effect from time to time.

“Incur” means issue, assume, enter into any Guarantee of, incur or otherwise become liable for; and the terms “Incurs,” “Incurred” and “Incurrence” shall have a correlative meaning; provided, that any Indebtedness or Capital Stock of a Person existing at the time such Person becomes a Subsidiary (whether by merger, consolidation, acquisition or otherwise) shall be deemed to be Incurred by such Subsidiary at the time it becomes a Subsidiary. Accrual of interest, the accretion of accreted value, the payment of interest in the form of additional Indebtedness, and the payment of dividends on Capital Stock constituting Indebtedness in the form of additional shares of the same class of Capital Stock, will not be deemed to be an Incurrence of Indebtedness. Any Indebtedness issued at a discount (including Indebtedness on which interest is payable through the issuance of additional Indebtedness) shall be deemed Incurred at the time of original issuance of the Indebtedness at the initial accreted amount thereof.

“Indebtedness” means, with respect to any Person on any date of determination (without duplication):

(i)                                     the principal of indebtedness of such Person for borrowed money,

(ii)                                  the principal of obligations of such Person evidenced by bonds, debentures, notes or other similar instruments,

(iii)                               all reimbursement obligations of such Person in respect of letters of credit, bankers’ acceptances or other similar instruments (the amount of such obligations being equal at any time to the aggregate then undrawn and unexpired amount of such letters of credit, bankers’ acceptances or other instruments plus the aggregate amount of drawings thereunder that have not then been reimbursed),

(iv)                              all obligations of such Person to pay the deferred and unpaid purchase price of property (except Trade Payables), which purchase price is due more than one year after the date of placing such property in final service or taking final delivery and title thereto,

(v)                                 all Capitalized Lease Obligations of such Person,

(vi)                              the redemption, repayment or other repurchase amount of such Person with respect to any Disqualified Stock of such Person or (if such Person is a Subsidiary of the Company other than a Subsidiary Guarantor) any Preferred Stock of such Subsidiary, but excluding, in each case, any accrued dividends (the amount of such obligation to be equal at any time to the maximum fixed involuntary redemption, repayment or repurchase price for such Capital Stock, or if less (or if such Capital Stock has no such fixed price), to the involuntary redemption, repayment or repurchase price therefor calculated in accordance with the terms thereof as if then redeemed, repaid or repurchased, and if such price is based upon or measured by the fair market value of such Capital Stock, such fair market value shall be as determined in good faith by the Board of Directors or the board of directors or other governing body of the issuer of such Capital Stock),

(vii)                           all Indebtedness of other Persons secured by a Lien on any asset of such Person, whether or not such Indebtedness is assumed by such Person; provided that the amount of Indebtedness of such Person shall be the lesser of (A) the fair market value of such asset at such date of determination (as determined in good faith by the Company) and (B) the amount of such Indebtedness of such other Persons,

(viii)                        all Guarantees by such Person of Indebtedness of other Persons, to the extent so Guaranteed by such Person, and

(ix)                              to the extent not otherwise included in this definition, net Hedging Obligations of such Person (the amount of any such obligation to be equal at any time to the termination value of such agreement or arrangement giving rise to such Hedging Obligation that would be payable by such Person at such time);

provided that Indebtedness shall not include Contingent Obligations Incurred in the ordinary course of business.

The amount of Indebtedness of any Person at any date shall be determined as set forth above or otherwise provided in the Indenture, or otherwise shall equal the amount thereof that would appear as a liability on a balance sheet of such Person (excluding any notes thereto) prepared in accordance with GAAP.

“Interest Rate Agreement” means, with respect to any Person, any interest rate protection agreement, future agreement, option agreement, swap agreement, cap agreement, collar agreement, hedge agreement or other similar agreement or arrangement (including derivative agreements or arrangements), as to which such Person is party or a beneficiary.

“Inventory” means goods held for sale, lease or use by a Person in the ordinary course of business, net of any reserve for goods that have been segregated by such Person to be returned to the applicable vendor for credit, as determined in accordance with GAAP.

“Investment” in any Person by any other Person means any direct or indirect advance, loan or other extension of credit (other than to customers, dealers, licensees, franchisees, suppliers, consultants, directors, officers or employees of any Person in the ordinary course of business) or capital contribution (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others) to, or any purchase or acquisition of Capital Stock, Indebtedness or other similar instruments issued by, such Person. For purposes of the definition of “Unrestricted Subsidiary” and the covenant described under “—Certain Covenants—Limitation on Restricted Payments” only, (i) “Investment” shall include the portion (proportionate to the Company’s equity interest in such Subsidiary) of the Fair Market Value of the net assets of any Subsidiary of the Company at the time that such Subsidiary is designated an Unrestricted Subsidiary, provided that upon a redesignation of such Subsidiary as a Restricted Subsidiary, the Company shall be deemed to continue to have a permanent “Investment”

in an Unrestricted Subsidiary in an amount (if positive) equal to (x) the Company’s “Investment” in such Subsidiary at the time of such redesignation less (y) the portion (proportionate to the Company’s equity interest in such Subsidiary) of the Fair Market Value of the net assets of such Subsidiary at the time of such redesignation, (ii) any property transferred to or from an Unrestricted Subsidiary shall be valued at its fair market value (as determined in good faith by the Company) at the time of such transfer and (iii) for purposes of clause (3)(C) of paragraph (a) of the covenant described under “—Certain Covenants—Limitation on Restricted Payments,” the amount resulting from the redesignation of any Unrestricted Subsidiary as a Restricted Subsidiary shall be the Fair Market Value of the Investment in such Unrestricted Subsidiary at the time of such redesignation (excluding the amount of such Investment then outstanding pursuant to clause (xv) or (xviii) of the definition of the term “Permitted Investments” or clause (vii) or (xii) of paragraph (b) of the covenant described under “—Certain Covenants—Limitation on Restricted Payments”). Guarantees shall not be deemed to be Investments. The amount of any Investment outstanding at any time shall be the original cost of such Investment, reduced (at the Company’s option) by any dividend, distribution, interest payment, return of capital, repayment or other amount or value received in respect of such Investment; provided, that to the extent that the amount of Restricted Payments outstanding at any time pursuant to paragraph (a) of the covenant described under “—Certain Covenants—Limitation on Restricted Payments” is so reduced by any portion of any such amount or value that would otherwise be included in the calculation of Consolidated Net Income, such portion of such amount or value shall not be so included for purposes of calculating the amount of Restricted Payments that may be made pursuant to paragraph (a) of the covenant described under “—Certain Covenants—Limitation on Restricted Payments.”

“Investment Grade Rating” means a rating of Baa3 or better by Moody’s and BBB- or better by S&P (or, in either case, the equivalent of such rating by such organization), or an equivalent rating by any other Rating Agency.

“Investment Grade Securities” means (i) securities issued or directly and fully guaranteed or insured by the United States government or any agency or instrumentality thereof (other than Cash Equivalents); (ii) debt securities or debt instruments with an Investment Grade Rating, but excluding any debt securities or instruments constituting loans or advances among the Company and its Subsidiaries; (iii) investments in any fund that invests exclusively in investments of the type described in clauses (i) and (ii), which fund may also hold immaterial amounts of cash pending investment or distribution; and (iv) corresponding instruments in countries other than the United States customarily utilized for high quality investments.

“Investment Holding” means CDRSVM Investment Holding, Inc., a Delaware corporation, and any successor in interest thereto.

“Investors” means (i) the CD&R Investors, BACSVM-A, L.P., Banc of America Capital Investors V, L.P., 2007 Co-Investment Portfolio, L.P. (formerly known as Citigroup Capital Partners II 2007 Citigroup Investment, L.P.), Citigroup Capital Partners II Employee Master Fund, L.P., StepStone Capital Partners II Onshore, L.P. (formerly known as Citigroup Capital Partners II Onshore, L.P.), StepStone Capital Partners II Cayman Holdings, L.P. (formerly known as Citigroup Capital Partners II Cayman Holdings, L.P.), StepStone Co-Investment (ServiceMaster) LLC (formerly known as CPE Co Investment (ServiceMaster) LLC) and JPMorgan Chase Funding Inc. (formerly known as J.P. Morgan Ventures Corporation), (ii) any Person that acquired Voting Stock of Holding on or prior to the Reference Date and any Affiliate of such Person, and (iii) any of their respective legal successors.

“Issue Date” means February 13, 2012.

“Liabilities” means, collectively, any and all claims, obligations, liabilities, causes of action, actions, suits, proceedings, investigations, judgments, decrees, losses, damages, fees, costs and expenses (including without limitation interest, penalties and fees and disbursements of attorneys, accountants, investment bankers and other professional advisors), in each case whether incurred, arising or existing with respect to third parties or otherwise at any time or from time to time.

“Lien” means any mortgage, pledge, security interest, encumbrance, lien or charge of any kind (including any conditional sale or other title retention agreement or lease in the nature thereof).

“Management Advances” means (1) loans or advances made to directors, officers, employees or consultants of any Parent, the Company or any Restricted Subsidiary (x) in respect of travel, entertainment or moving-related expenses incurred in the ordinary course of business, (y) in respect of moving-related expenses incurred in connection with any closing or consolidation of any facility, or (z) in the ordinary course of business and (in the case of this clause (z)) not exceeding $10.0 million in the aggregate outstanding at any time, (2) promissory notes of Management Investors acquired in connection with the issuance of Management Stock to such Management Investors, (3) Management Guarantees, or (4) other Guarantees of borrowings by Management Investors in connection with the purchase of Management Stock, which Guarantees are permitted under the covenant described under “—Certain Covenants—Limitation on Indebtedness.”

“Management Agreements” means, collectively, (i) the Stock Subscription Agreements, each dated as of the Reference Date, between Holding Parent and each of the Investors party thereto, (ii) the Amended and Restated Consulting Agreement, dated as of November 23, 2009, among Holding Parent, the Company and CD&R, (iii) the Consulting Agreement, dated as of August 13, 2009 and amended as of December 22, 2011, among Holding Parent, the Company and BAS Capital Funding Corporation, (iv) the Consulting Agreements, each dated as of August 13, 2009, among Holding Parent, the Company and each of (a) StepStone Group LLC (successor, by assignment, to Citigroup Alternative Investments LLC) and (b) JPMorgan Chase Funding Inc. (formerly known as J.P. Morgan Ventures Corporation), (v) the Amended and Restated Indemnification Agreement, dated as of November 23, 2009, among Holding Parent and the Company and CD&R and each CD&R Investor, (vi) the Amended and Restated Indemnification Agreements, each dated as of March 19, 2010, among Holding Parent and the Company and each of (a) BAS Capital Funding Corporation, Banc of America Capital Investors V, L.P., BACSVM-A, L.P. and affiliates thereof, (b) 2007 Co-Investment Portfolio, L.P. (formerly known as Citigroup Capital Partners II 2007 Citigroup Investment, L.P.), Citigroup Capital Partners II Employee Master Fund, L.P., StepStone Capital Partners II Onshore, L.P. (formerly known as Citigroup Capital Partners II Onshore, L.P.), StepStone Capital Partners II Cayman Holdings, L.P. (formerly known as Citigroup Capital Partners II Cayman Holdings, L.P.) and StepStone Co-Investment (ServiceMaster) LLC (formerly known as CPE Co Investment (ServiceMaster) LLC) and (c) JPMorgan Chase Funding Inc. (formerly known as J.P. Morgan Ventures Corporation), or Affiliates thereof, respectively, (vii) the Registration Rights Agreement, dated as of the Reference Date, among Holding Parent and the Investors party thereto and any other Person party thereto from time to time, (viii) the Stockholders Agreement, dated as of the Reference Date and amended as of December 22, 2011, by and among Holding Parent and the Investors party thereto and any other Person party thereto from time to time and (ix) any other agreement primarily providing for indemnification and/or contribution for the benefit of any Permitted Holder in respect of Liabilities resulting from, arising out of or in connection with, based upon or relating to (a) any management consulting, financial advisory, financing, underwriting or placement services or other investment banking activities, (b) any offering of securities or other financing activity or arrangement of or by any Parent or any of its Subsidiaries or (c) any action or failure to act of or by any Parent or any of its Subsidiaries (or any of their respective predecessors); in each case in clauses (i) through (ix) as the same may be amended, supplemented, waived or otherwise modified from time to time in accordance with the terms thereof and of the Indenture.

“Management Guarantees” means guarantees (x) of up to an aggregate principal amount outstanding at any time of $25.0 million of borrowings by Management Investors in connection with their purchase of Management Stock or (y) made on behalf of, or in respect of loans or advances made to, directors, officers, employees or consultants of any Parent, the Company or any Restricted Subsidiary (1) in respect of travel, entertainment and moving-related expenses incurred in the ordinary course of business, or (2) in the ordinary course of business and (in the case of this clause (2)) not exceeding $10.0 million in the aggregate outstanding at any time.

“Management Indebtedness” means Indebtedness Incurred to any Management Investor to finance the repurchase or other acquisition of Capital Stock of the Company or any Parent (including any options, warrants or other rights in respect thereof) from any Management Investor, which repurchase or other acquisition of Capital Stock is permitted by the covenant described under “—Certain Covenants—Limitation on Restricted Payments.”

“Management Investors” means the officers, directors, employees and other members of the management of any Parent, the Company or any of their respective Subsidiaries, or family members or relatives thereof (provided that, solely for purposes of the definition of “Permitted Holders,” such relatives shall include only those Persons who are or become Management Investors in connection with estate planning for or inheritance from other Management Investors, as determined in good faith by the Company, which determination shall be conclusive), or trusts, partnerships or limited liability companies for the benefit of any of the foregoing, or any of their heirs, executors, successors and legal representatives, who at any date beneficially own or have the right to acquire, directly or indirectly, Capital Stock of the Company or any Parent.

“Management Stock” means Capital Stock of the Company or any Parent (including any options, warrants or other rights in respect thereof) held by any of the Management Investors.

“Material Subsidiary” means any Restricted Subsidiary, other than one or more Restricted Subsidiaries designated by the Company that individually and in the aggregate (if considered a single Person) do not constitute a Significant Subsidiary.

“Moody’s” means Moody’s Investors Service, Inc., and its successors.

“Net Available Cash” from an Asset Disposition means an amount equal to the cash payments received (including any cash payments received by way of deferred payment of principal pursuant to a note or installment receivable or otherwise, but only as and when received, but excluding any other consideration received in the form of assumption by the acquiring Person of Indebtedness or other obligations relating to the properties or assets that are the subject of such Asset Disposition or received in any other non-cash form) therefrom, in each case net of (i) all legal, title and recording tax expenses, commissions and other fees and expenses incurred, and all Federal, state, provincial, foreign and local taxes required to be paid or to be accrued as a liability under GAAP, as a consequence of such Asset Disposition (including as a consequence of any transfer of funds in connection with the application thereof in accordance with the covenant described under “—Certain Covenants—Limitation on Sales of Assets and Subsidiary Stock”), (ii) all payments made, and all installment payments required to be made, on any Indebtedness (x) that is secured by any assets subject to such Asset Disposition, in accordance with the terms of any Lien upon such assets, or (y) that must by its terms, or in order to obtain a necessary consent to such Asset Disposition, or by applicable law, be repaid out of the proceeds from such Asset Disposition, including but not limited to any payments required to be made to increase borrowing availability under any revolving credit facility, (iii) all distributions and other payments required to be made to minority interest holders in Subsidiaries or joint ventures as a result of such Asset Disposition, or to any other Person (other than the Company or a Restricted Subsidiary) owning a beneficial interest in the assets disposed of in such Asset Disposition, (iv) any liabilities or obligations associated with the assets disposed of in such Asset Disposition and retained, indemnified or insured by the Company or any Restricted Subsidiary after such Asset Disposition, including without limitation pension and other post-employment benefit liabilities, liabilities related to environmental matters, and liabilities relating to any indemnification obligations associated with such Asset Disposition, and (v) the amount of any purchase price or similar adjustment (x) claimed by any Person to be owed by the Company or any Restricted Subsidiary, until such time as such claim shall have been settled or otherwise finally resolved, or (y) paid or payable by the Company or any Restricted Subsidiary, in either case in respect of such Asset Disposition.

“Net Cash Proceeds,” with respect to any issuance or sale of any securities of, or the Incurrence of Indebtedness by, the Company or any Subsidiary by the Company or any Subsidiary, or any capital contribution, means the cash proceeds of such issuance, sale, contribution or Incurrence net of attorneys’ fees, accountants’ fees, underwriters’ or placement agents’ fees, discounts or commissions and brokerage, consultant and other fees actually incurred in connection with such issuance, sale, contribution or Incurrence and net of taxes paid or payable as a result thereof.

“Obligations” means, with respect to any Indebtedness, any principal, premium (if any), interest (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to the Company or any Restricted Subsidiary whether or not a claim for post-filing interest is allowed in such proceedings), fees, charges, expenses, reimbursement obligations, Guarantees of such Indebtedness (or of Obligations in respect thereof), other monetary obligations of any nature and all other amounts payable thereunder or in respect thereof.

“Officer” means, with respect to the Company or any other obligor upon the Notes, the Chairman of the Board, the President, the Chief Executive Officer, the Chief Financial Officer, any Vice President, the Controller, the Treasurer or the Secretary (a) of such Person or (b) if such Person is owned or managed by a single entity, of such entity (or any other individual designated as an “Officer” for the purposes of the Indenture by the Board of Directors).

“Officer’s Certificate” means, with respect to the Company or any other obligor upon the Notes, a certificate signed by one Officer of such Person.

“Opinion of Counsel” means a written opinion from legal counsel who is reasonably acceptable to the Trustee. The counsel may be an employee of or counsel to the Company or the Trustee.

“Parent” means any of Holding Parent, Holding, Investment Holding, and any Other Parent and any other Person that is a Subsidiary of Holding Parent, Holding, Investment Holding, or any Other Parent and of which the Company is a Subsidiary. As used herein, “Other Parent” means a Person of which the Company becomes a Subsidiary after the Issue Date, provided that either (x) immediately after the Company first becomes a Subsidiary of such Person, more than 50% of the Voting Stock of such Person shall be held by one or more Persons that held more than 50% of the Voting Stock of a Parent of the Company immediately prior to the Company first becoming such Subsidiary or (y) such Person shall be deemed not to be an Other Parent for the purpose of determining whether a Change of Control shall have occurred by reason of the Company first becoming a Subsidiary of such Person.

“Parent Expenses” means (i) costs (including all professional fees and expenses) incurred by any Parent in connection with maintaining its existence or in connection with its reporting obligations under, or in connection with compliance with, applicable laws or applicable rules of any governmental, regulatory or self-regulatory body or stock exchange, the Indenture or any other agreement or instrument relating to Indebtedness of the Company or any Restricted Subsidiary, including in respect of any reports filed with respect to the Securities Act, the Exchange Act or the respective rules and regulations promulgated thereunder, (ii) expenses incurred by any Parent in connection with the acquisition, development, maintenance, ownership, prosecution, protection and defense of its intellectual property and associated rights (including but not limited to trademarks, service marks, trade names, trade dress, patents, copyrights and similar rights, including registrations and registration or renewal applications in respect thereof; inventions, processes, designs, formulae, trade secrets, know-how, confidential information, computer software, data and documentation, and any other intellectual property rights; and licenses of any of the foregoing) to the extent such intellectual property and associated rights relate to the business or businesses of the Company or any Subsidiary thereof, (iii) indemnification obligations of any Parent owing to directors, officers, employees or other Persons under its charter or bylaws or pursuant to written agreements with or for the benefit of any such Person, or obligations in respect of director and officer insurance (including premiums therefor), (iv) other administrative and operational expenses of any Parent incurred in the ordinary course of business, and (v) fees and expenses incurred by any Parent in connection with any offering of Capital Stock or Indebtedness, (w) which offering is not completed, or (x) where the net proceeds of such offering are intended to be received by or contributed or loaned to the Company or a Restricted Subsidiary, or (y) in a prorated amount of such expenses in proportion to the amount of such net proceeds intended to be so received, contributed or loaned, or (z) otherwise on an interim basis prior to completion of such offering so long as any Parent shall cause the amount of such expenses to be repaid to the Company or the relevant Restricted Subsidiary out of the proceeds of such offering promptly if completed.

“Permanent Notes” means the Company’s 10.75%/11.50% Senior Toggle Notes due July 15, 2015 issued under the Permanent Notes Indenture.

“Permanent Notes Indenture” means the Indenture, dated as of July 24, 2008, among the Company, the subsidiary guarantors from time to time parties thereto and Wilmington Trust, National Association (as successor by merger to Wilmington Trust FSB), as trustee, as the same may be amended, supplemented, waived or otherwise modified from time to time.

“Permitted Holder” means any of the following: (i) any of the Investors or Management Investors, and any of their respective Affiliates; (ii) any investment fund or vehicle managed or sponsored by CD&R, BACSVM-A, L.P., Banc of America Capital Investors V, L.P., StepStone Group LLC (as successor to Citigroup Alternative Investments LLC, formerly known as Citigroup Private Equity LP), JPMorgan Chase Funding Inc. (formerly known as J.P. Morgan Ventures Corporation) or any Affiliate thereof, and any Affiliate of or successor to any such investment fund or vehicle; (iii) any limited or general partners of, or other investors in, any Investor, BACSVM-A, L.P., Banc of America Capital Investors V, L.P., StepStone Group LLC (as successor to Citigroup Alternative Investments LLC, formerly known as Citigroup Private Equity LP), JPMorgan Chase Funding Inc. (formerly known as J.P. Morgan Ventures Corporation) or any Affiliate thereof, or any such investment fund or vehicle (as to any such limited partner or other investor, solely to the extent of any Capital Stock of the Company or any Parent actually received by way of dividend or distribution from any such Investor, Affiliate, or investment fund or vehicle); and (iv) any Person acting in the capacity of an underwriter in connection with a public or private offering of Capital Stock of any Parent or the Company. In addition, any “person” (as such term is used in Sections 13(d) and 14(d) of the Exchange Act) whose status as a “beneficial owner” (as defined in Rules 13d-3 and 13d-5 under the Exchange Act) constitutes or results in a Change of Control in respect of which a Change of Control Offer is made in accordance with the requirements of the Indenture, together with its Affiliates, shall thereafter constitute Permitted Holders.

“Permitted Investment” means an Investment by the Company or any Restricted Subsidiary in, or consisting of, any of the following:

(i)                                     a Restricted Subsidiary, the Company, or a Person that will, upon the making of such Investment, become a Restricted Subsidiary (and any Investment held by such Person that was not acquired by such Person in contemplation of so becoming a Restricted Subsidiary);

(ii)                                  another Person if as a result of such Investment such other Person is merged or consolidated with or into, or transfers or conveys all or substantially all its assets to, or is liquidated into, the Company or a Restricted Subsidiary (and, in each case, any Investment held by such other Person that was not acquired by such Person in contemplation of such merger, consolidation or transfer);

(iii)                               Temporary Cash Investments, Investment Grade Securities or Cash Equivalents;

(iv)                              receivables owing to the Company or any Restricted Subsidiary, if created or acquired in the ordinary course of business;

(v)                                 any securities or other Investments received as consideration in, or retained in connection with, sales or other dispositions of property or assets, including Asset Dispositions made in compliance with the covenant described under “—Certain Covenants—Limitation on Sales of Assets and Subsidiary Stock”;

(vi)                              securities or other Investments received in settlement of debts created in the ordinary course of business and owing to, or of other claims asserted by, the Company or any Restricted Subsidiary, or as a result of foreclosure, perfection or enforcement of any Lien, or in satisfaction of judgments, including in connection with any bankruptcy proceeding or other reorganization of another Person;

(vii)                           Investments in existence or made pursuant to legally binding written commitments in existence on the Issue Date;

(viii)                        Currency Agreements, Interest Rate Agreements, Commodities Agreements and related Hedging Obligations, which obligations are Incurred in compliance with the covenant described under “—Certain Covenants—Limitation on Indebtedness”;

(ix)                              pledges or deposits (x) with respect to leases or utilities provided to third parties in the ordinary course of business or (y) otherwise described in the definition of “Permitted Liens” or made in connection with Liens permitted under the covenant described under “—Certain Covenants—Limitation on Liens”;

(x)                                 (1) Investments in or by any Special Purpose Subsidiary, or in connection with a Financing Disposition (described in clause (a) of the definition thereof) by or to or in favor of any Special Purpose Entity, including Investments of funds held in accounts permitted or required by the arrangements governing such Financing Disposition or any related Indebtedness, or (2) any promissory note issued by the Company, or any Parent, provided that if such Parent receives cash from the relevant Special Purpose Entity in exchange for such note, an equal cash amount is contributed by any Parent to the Company;

(xi)                              bonds secured by assets leased to and operated by the Company or any Restricted Subsidiary that were issued in connection with the financing of such assets so long as the Company or any Restricted Subsidiary may obtain title to such assets at any time by paying a nominal fee, canceling such bonds and terminating the transaction;

(xii)                           Notes;

(xiii)                        any Investment to the extent made using Capital Stock of the Company (other than Disqualified Stock), or Capital Stock of any Parent as consideration;

(xiv)                       Management Advances;

(xv)                          Investments in Related Businesses in an aggregate amount outstanding at any time not to exceed the greater of $100.0 million and 7.0% of Consolidated Tangible Assets;

(xvi)                       any transaction to the extent it constitutes an Investment that is permitted by and made in accordance with the provisions of paragraph (b) of the covenant described under “—Certain Covenants—Limitation on Transactions with Affiliates” (except transactions described in clauses (i), (v) and (vi) of such paragraph), including any Investment pursuant to any transaction described in clause (ii) of such paragraph (whether or not any Person party thereto is at any time an Affiliate of the Company);

(xvii)                    any Investment (x) by any Captive Insurance Subsidiary in connection with its provision of insurance to the Company or any of its Subsidiaries or (y) by any Home Warranty Subsidiary in connection with its provision of home warranty, service contract or similar contracts or policies on behalf of the Company or its Subsidiaries, in each case which Investment is made in the ordinary course of business of such Captive Insurance Subsidiary or such Home Warranty Subsidiary, as the case may be, or by reason of applicable law, rule, regulation or order, or is required or approved by any regulatory authority having jurisdiction over such Captive Insurance Subsidiary or such Home Warranty Subsidiary or their respective businesses, as applicable; and

(xviii)                 other Investments in an aggregate amount outstanding at any time not to exceed the greater of $150.0 million and 10.5% of Consolidated Tangible Assets.

If any Investment pursuant to clause (xv) or (xviii) above, or clause (vii) of paragraph (b) of the covenant described under “—Certain Covenants—Limitation on Restricted Payments,” as applicable, is made in any Person that is not a Restricted Subsidiary and such Person thereafter (A) becomes a Restricted Subsidiary or (B) is merged or consolidated into, or transfers or conveys all or substantially all of its assets to, or is liquidated into, the Company or a Restricted Subsidiary, then such Investment shall thereafter be deemed to have been made pursuant to clause (i) or (ii) above, respectively, and not to clause (xv) or (xviii) above or to clause (vii) of paragraph (b) of the covenant described under “—Certain Covenants—Limitations on Restricted Payments,” as applicable (and, in the case of the foregoing clause (A), for so long as such Person continues to be a Restricted Subsidiary unless and until such Person is merged or consolidated into or transfers or conveys all or substantially all its assets to, or is liquidated into, the Company or a Restricted Subsidiary).

“Permitted Liens” means:

(a)                                 Liens for taxes, assessments or other governmental charges not yet delinquent or the nonpayment of which in the aggregate would not reasonably be expected to have a material adverse effect on the Company and its Restricted Subsidiaries or that are being contested in good faith and by appropriate proceedings if adequate reserves with respect thereto are maintained on the books of the Company or a Subsidiary thereof, as the case may be, in accordance with GAAP;

(b)                                 carriers’, warehousemen’s, mechanics’, landlords’, materialmen’s, repairmen’s or other like Liens arising in the ordinary course of business in respect of obligations that are not overdue for a period of more than 60 days or that are bonded or that are being contested in good faith and by appropriate proceedings;

(c)                                  pledges, deposits or Liens in connection with workers’ compensation, unemployment insurance and other social security and other similar legislation or other insurance-related obligations (including, without limitation, pledges or deposits securing liability to insurance carriers under insurance or self-insurance arrangements);

(d)                                 pledges, deposits or Liens to secure the performance of bids, tenders, trade, government or other contracts (other than for borrowed money), obligations for utilities, leases, licenses, statutory obligations, completion guarantees, surety, judgment, appeal or performance bonds, other similar bonds, instruments or obligations, and other obligations of a like nature incurred in the ordinary course of business;

(e)                                  easements (including reciprocal easement agreements), rights-of-way, building, zoning and similar restrictions, utility agreements, covenants, reservations, restrictions, encroachments, charges, and other similar encumbrances or title defects incurred, or leases or subleases granted to others, in the ordinary course of business, which do not in the aggregate materially interfere with the ordinary conduct of the business of the Company and its Restricted Subsidiaries, taken as a whole;

(f)                                   Liens existing on, or provided for under written arrangements existing on, the Issue Date, or (in the case of any such Liens securing Indebtedness of the Company or any of its Subsidiaries existing or arising under written arrangements existing on the Issue Date) securing any Refinancing Indebtedness in respect of such Indebtedness so long as the Lien securing such Refinancing Indebtedness is limited to all or part of the same property or assets (plus improvements, accessions, proceeds or dividends or distributions in respect thereof) that secured (or under such written arrangements could secure) the original Indebtedness;

(g)                                  (i) mortgages, liens, security interests, restrictions, encumbrances or any other matters of record that have been placed by any developer, landlord or other third party on property over which the Company or any Restricted Subsidiary of the Company has easement rights or on any leased property and subordination or similar agreements relating thereto and (ii) any condemnation or eminent domain proceedings affecting any real property;

(h)                                 Liens securing Indebtedness (including Liens securing any Obligations in respect thereof) consisting of Hedging Obligations, Purchase Money Obligations or Capitalized Lease Obligations Incurred in compliance with the covenant described under “—Certain Covenants—Limitation on Indebtedness”;

(i)                                     Liens arising out of judgments, decrees, orders or awards in respect of which the Company or any Restricted Subsidiary shall in good faith be prosecuting an appeal or proceedings for review, which appeal or proceedings shall not have been finally terminated, or if the period within which such appeal or proceedings may be initiated shall not have expired;

(j)                                    leases, subleases, licenses or sublicenses to or from third parties;

(k)                                 Liens securing Indebtedness (including Liens securing any Obligations in respect thereof) consisting of (1) Indebtedness Incurred in compliance with clause (b)(i), (b)(iv), (b)(v), (b)(vii), (b)(viii), (b)(ix) or (b)(x) of the covenant described under “—Certain Covenants—Limitation on Indebtedness,” or clause (b)(iii) thereof (other than (x) Refinancing Indebtedness Incurred in respect of Indebtedness described in paragraph (a) of the covenant described under “—Certain Covenants—Limitation on Indebtedness,” (y) Continuing Notes and Refinancing Indebtedness in respect thereof or (z) Permanent Notes and Refinancing Indebtedness in respect thereof (other than the Notes)), (2) Credit Facility Indebtedness, (3) the Notes, (4) Indebtedness of any Restricted Subsidiary that is not a Subsidiary Guarantor, (5) Indebtedness or other obligations of any Special Purpose Entity, or (6) obligations in respect of Management Advances or Management Guarantees; in each case under the foregoing clauses (1) through (6) including Liens securing any Guarantee of any thereof;

(l)                                     Liens existing on property or assets of a Person at the time such Person becomes a Subsidiary of the Company (or at the time the Company or a Restricted Subsidiary acquires such property or assets, including any acquisition by means of a merger or consolidation with or into the Company or any Restricted Subsidiary); provided, however, that such Liens are not created in connection with, or in contemplation of, such other Person becoming such a Subsidiary (or such acquisition of such property or assets), and that such Liens are limited to all or part of the same property or assets (plus improvements, accessions, proceeds or dividends or distributions in respect thereof) that secured (or, under the written arrangements under which such Liens arose, could secure) the obligations to which such Liens relate; provided further, that for purposes of this clause (l), if a Person other than the Company is the Successor Company with respect thereto, any Subsidiary thereof shall be deemed to become a Subsidiary of the Company, and any property or assets of such Person or any such Subsidiary shall be deemed acquired by the Company or a Restricted Subsidiary, as the case may be, when such Person becomes such Successor Company;

(m)                             Liens on Capital Stock, Indebtedness or other securities of an Unrestricted Subsidiary that secure Indebtedness or other obligations of such Unrestricted Subsidiary;

(n)                                 any encumbrance or restriction (including, but not limited to, pursuant to put and call agreements or buy/sell arrangements) with respect to Capital Stock of any joint venture or similar arrangement pursuant to any joint venture or similar agreement;

(o)                                 Liens securing Indebtedness (including Liens securing any Obligations in respect thereof) consisting of Refinancing Indebtedness Incurred in respect of any Indebtedness secured by, or securing any refinancing, refunding, extension, renewal or replacement (in whole or in part) of any other obligation secured by, any other Permitted Liens, provided that any such new Lien is limited to all or part of the same property or assets (plus improvements, accessions, proceeds or dividends or distributions in respect thereof) that secured (or, under the written arrangements under which the original Lien arose, could secure) the obligations to which such Liens relate;

(p)                                 Liens (1) arising by operation of law (or by agreement to the same effect) in the ordinary course of business, (2) on property or assets under construction (and related rights) in favor of a contractor or developer or arising from progress or partial payments by a third party relating to such property or assets, (3) on receivables (including related rights), (4) on cash set aside at the time of the Incurrence of any Indebtedness or government securities purchased with such cash, in either case to the extent that such cash or government securities prefund the payment of interest on such Indebtedness and are held in an escrow account or similar arrangement to be applied for such purpose, (5) securing or arising by reason of any netting or set-off arrangement entered into in the ordinary course of banking or other trading activities (including in connection with purchase orders and other agreements with customers), (6) in favor of the Company or any Subsidiary (other than Liens on property or assets of the Company or any Subsidiary Guarantor in favor of any Subsidiary that is not a Subsidiary Guarantor), (7) arising out of conditional sale, title retention, consignment or similar arrangements for the sale of goods entered into in the ordinary course of business, (8) on inventory or other goods and proceeds securing obligations in respect of bankers’ acceptances issued or created to facilitate the purchase, shipment or storage of such inventory or other goods, (9) relating to pooled deposit or sweep accounts to permit satisfaction of overdraft, cash pooling or similar obligations incurred in the ordinary course of business, (10) attaching to commodity trading or other brokerage accounts incurred in the ordinary course of business, (11) arising in connection with repurchase agreements permitted under the covenant described under “—Certain Covenants—Limitation on Indebtedness,” on assets that are the subject of such repurchase agreements or (12) in favor of any Special Purpose Entity in connection with any Financing Disposition; and

(q)                                 other Liens securing obligations incurred in the ordinary course of business, which obligations do not exceed $75.0 million at any time outstanding.

For purposes of determining compliance with this definition, (x) a Lien need not be incurred solely by reference to one category of Permitted Liens described in this definition but may be incurred under any combination of such categories (including in part under one such category and in part under any other such category) and (y) in the event that a Lien (or any portion thereof) meets the criteria of one or more of such categories of Permitted Liens, the Company shall, in its sole discretion, classify or reclassify such Lien (or any portion thereof) in any manner that complies with this definition.

“Person” means any individual, corporation, partnership, joint venture, association, joint-stock company, limited liability company, trust, unincorporated organization, government or any agency or political subdivision thereof or any other entity.

“Preferred Stock” as applied to the Capital Stock of any corporation means Capital Stock of any class or classes (however designated) that by its terms is preferred as to the payment of dividends, or as to the distribution of assets upon any voluntary or involuntary liquidation or dissolution of such corporation, over shares of Capital Stock of any other class of such corporation.

“Purchase Money Obligations” means any Indebtedness Incurred to finance or refinance the acquisition, leasing, construction or improvement of property (real or personal) or assets, and whether acquired through the direct acquisition of such property or assets or the acquisition of the Capital Stock of any Person owning such property or assets, or otherwise.

“Rating Agency” means Moody’s or S&P or, if Moody’s or S&P or both shall not make a rating on the Notes publicly available, a nationally recognized statistical rating agency or agencies, as the case may be, selected by the Company which shall be substituted for Moody’s or S&P or both, as the case may be.

“Receivable” means a right to receive payment pursuant to an arrangement with another Person pursuant to which such other Person is obligated to pay, as determined in accordance with GAAP.

“Reference Date” means July 24, 2007.

“refinance” means refinance, refund, replace, renew, repay, modify, restate, defer, substitute, supplement, reissue, resell or extend (including pursuant to any defeasance or discharge mechanism); and the terms “refinances,” “refinanced” and “refinancing” as used for any purpose in the Indenture shall have a correlative meaning.

“Refinancing Indebtedness” means Indebtedness that is Incurred to refinance any Indebtedness existing on the date of the Indenture or Incurred in compliance with the Indenture (including Indebtedness of the Company that refinances Indebtedness of any Restricted Subsidiary (to the extent permitted in the Indenture) and Indebtedness of any Restricted Subsidiary that refinances Indebtedness of another Restricted Subsidiary) including Indebtedness that refinances Refinancing Indebtedness; provided, that (1)(x) if the Indebtedness being refinanced is Subordinated Obligations or Guarantor Subordinated Obligations, the Refinancing Indebtedness has a final Stated Maturity at the time such Refinancing Indebtedness is Incurred that is equal to or greater than the final Stated Maturity of the Indebtedness being refinanced (or if shorter, the Notes) or (y) if the Indebtedness being refinanced is Continuing Notes, the Refinancing Indebtedness has a final Stated Maturity at the time such Refinancing Indebtedness is Incurred that is equal to or greater than the final Stated Maturity of the Indebtedness being refinanced (or if shorter, the Notes) and, if such Refinancing Indebtedness is Guaranteed by any Restricted Subsidiary of the Company, each such Guarantee shall be subordinated to the prior payment in full of the Notes on terms consistent with those for senior subordinated debt securities issued by companies sponsored by CD&R or otherwise customary (in each case, determined in good faith by the Company), (2) such Refinancing Indebtedness is Incurred in an aggregate principal amount (or if issued with original issue discount, an aggregate issue price) that is equal to or less than the sum of (x) the aggregate principal amount (or if issued with original issue discount, the aggregate accreted value) then outstanding of the Indebtedness being refinanced, plus (y) fees, underwriting discounts, premiums and other costs and expenses incurred in connection with such Refinancing Indebtedness and (3) Refinancing Indebtedness shall not include (x) Indebtedness of a Restricted Subsidiary that is not a Subsidiary Guarantor that refinances Indebtedness of the Company or a Subsidiary Guarantor that could not have been initially Incurred by such Restricted Subsidiary pursuant to the covenant described under “—Certain Covenants—Limitation on Indebtedness” or (y) Indebtedness of the Company or a Restricted Subsidiary that refinances Indebtedness of an Unrestricted Subsidiary.

“Related Business” means those businesses in which the Company or any of its Subsidiaries is engaged on the date of the Indenture, or that are similar, related, complementary, incidental or ancillary thereto or extensions, developments or expansions thereof.

“Related Taxes” means (x) any taxes, charges or assessments, including but not limited to sales, use, transfer, rental, ad valorem, value-added, stamp, property, consumption, franchise, license, capital, net worth, gross receipts, excise, occupancy, intangibles or similar taxes, charges or assessments (other than federal, state or local taxes measured by income and federal, state or local withholding imposed by any government or other taxing authority on payments made by any Parent other than to another Parent), required to be paid by any Parent by virtue of its being incorporated or having Capital Stock outstanding (but not by virtue of owning stock or other equity interests of any corporation or other entity other than the Company, any of its Subsidiaries or any Parent), or being a holding company parent of the Company, any of its Subsidiaries or any Parent or receiving dividends from or other distributions in respect of the Capital Stock of the Company, any of its Subsidiaries or any Parent, or having guaranteed any obligations of the Company or any Subsidiary thereof, or having made any payment in respect of any of the items for which the Company or any of its Subsidiaries is permitted to make payments to any Parent pursuant to the covenant described under “—Certain Covenants—Limitation on Restricted Payments,” or acquiring, developing, maintaining, owning, prosecuting, protecting or defending its intellectual property and associated rights (including but not limited to receiving or paying royalties for the use thereof) relating to the business or businesses of the Company or any Subsidiary thereof, (y) any taxes attributable to any taxable period (or portion thereof) ending on or prior to the Reference Date, or to any Parent’s receipt of (or entitlement to) any payment in connection with the 2007 Transactions, including any payment received after the Reference Date pursuant to any agreement related to the 2007 Transactions or (z) any other federal, state, foreign, provincial or local taxes measured by income for which any Parent is liable up to an amount not to exceed, with respect to federal taxes, the amount of any such taxes that the Company and its Subsidiaries would have been required to pay on a separate company basis, or on a consolidated basis as if the Company had filed a consolidated return on behalf of an affiliated group (as defined in Section 1504 of the Code) of which it were the common parent, or with respect to state and local taxes, the amount of any such taxes that the Company and its Subsidiaries would have been required to pay on a separate company basis, or on a consolidated, combined, unitary or affiliated basis as if the Company had filed a consolidated, combined, unitary or affiliated return on behalf of an affiliated group (as defined in the applicable state or local tax laws for filing such return) consisting only of the Company and its Subsidiaries. Taxes include all interest, penalties and additions related thereto.

“Responsible Officer” when used with respect to the Trustee means the chairman or vice-chairman of the board of directors, the chairman or vice-chairman of the executive committee of the board of directors, the president, any vice president or assistant vice president, the secretary, any assistant secretary, the treasurer, any assistant treasurer, the cashier, any assistant cashier, any trust officer or assistant trust officer, the controller and any assistant controller or any other officer of the Trustee customarily performing functions similar to those performed by any of the above designated officers and also means, with respect to a particular corporate trust matter, any other officer to whom such matter is referred because of his knowledge of and familiarity with the particular subject.

“Restricted Payment Transaction” means any Restricted Payment permitted pursuant to the covenant described under “—Certain Covenants—Limitation on Restricted Payments,” any Permitted Payment, any Permitted Investment, or any transaction specifically excluded from the definition of the term “Restricted Payment” (including pursuant to the exception contained in clause (i) and the parenthetical exclusions contained in clauses (ii) and (iii) of such definition).

“Restricted Subsidiary” means any Subsidiary of the Company other than an Unrestricted Subsidiary.

“SEC” means the Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended.

“Senior Credit Agreements” means, collectively, the Senior Term Agreement and the Senior Revolving Credit Agreement.

“Senior Credit Facilities” means, collectively, the Senior Term Facility and the Senior Revolving Credit Facility.

“Senior Indebtedness” means any Indebtedness of the Company or any Restricted Subsidiary other than, in the case of the Company, Subordinated Obligations and, in the case of any Subsidiary Guarantor, Guarantor Subordinated Obligations.

“Senior Revolving Credit Agreement” means the Credit Agreement, dated as of the Reference Date, among the Company, certain Subsidiaries of the Company party thereto, the lenders party thereto from time to time, JPMorgan Chase Bank, N.A., as syndication agent, and Citibank, N.A., as administrative agent and collateral agent, as such agreement may be amended, supplemented, waived or otherwise modified from time to time or refunded, refinanced, restructured, replaced, renewed, repaid, increased or extended from time to time (whether in whole or in part, whether with the original administrative agent and lenders or other agents and lenders or otherwise, and whether provided under the original Senior Revolving Credit Agreement or one or more other credit agreements or otherwise, unless such agreement, instrument or document expressly provides that it is not intended to be and is not a Senior Revolving Credit Agreement hereunder). Any reference to the Senior Revolving Credit Agreement hereunder shall be deemed a reference to each Senior Revolving Credit Agreement then in existence.

“Senior Revolving Credit Facility” means the collective reference to the Senior Revolving Credit Agreement, any Loan Documents (as defined therein), any notes and letters of credit issued pursuant thereto and any guarantee and collateral agreement, patent and trademark security agreement, mortgages, letter of credit applications and other guarantees, pledge agreements, security agreements and collateral documents, and other instruments and documents, executed and delivered pursuant to or in connection with any of the foregoing, in each case as the same may be amended, supplemented, waived or otherwise modified from time to time, or refunded, refinanced, restructured, replaced, renewed, repaid, increased or extended from time to time (whether in whole or in part, whether with the original agent and lenders or other agents and lenders or otherwise, and whether provided under the original Senior Revolving Credit Agreement or one or more other credit agreements, indentures (including the Indenture) or financing agreements or otherwise, unless such agreement, instrument or document expressly provides that it is not intended to be and is not a Senior Revolving Credit Facility hereunder). Without limiting the generality of the foregoing, the term “Senior Revolving Credit Facility” shall include any agreement (i) changing the maturity of any Indebtedness Incurred thereunder or contemplated thereby, (ii) adding Subsidiaries of the Company as additional borrowers or guarantors thereunder, (iii) increasing the amount of Indebtedness Incurred thereunder or available to be borrowed thereunder or (iv) otherwise altering the terms and conditions thereof.

“Senior Term Agreement” means the Credit Agreement, dated as of the Reference Date, among the Company, the lenders party thereto from time to time, JPMorgan Chase Bank, N.A., as syndication agent, and Citibank, N.A., as administrative agent and collateral agent, as such agreement may be amended, supplemented, waived or otherwise modified from time to time or refunded, refinanced, restructured, replaced, renewed, repaid, increased or extended from time to time (whether in whole or in part, whether with the original administrative agent and lenders or other agents and lenders or otherwise, and whether provided under the original Senior Term Agreement or one or more other credit agreements or otherwise, unless such agreement, instrument or document expressly provides that it is not intended to be and is not a Senior Term Agreement hereunder). Any reference to the Senior Term Agreement hereunder shall be deemed a reference to each Senior Term Agreement then in existence.

“Senior Term Facility” means the collective reference to the Senior Term Agreement, any Loan Documents (as defined therein), any notes and letters of credit issued pursuant thereto and any guarantee and collateral agreement, patent and trademark security agreement, mortgages, letter of credit applications and other guarantees, pledge agreements, security agreements and collateral documents, and other instruments and documents, executed and delivered pursuant to or in connection with any of the foregoing, in each case as the same may be amended, supplemented, waived or otherwise modified from time to time, or refunded, refinanced, restructured, replaced, renewed, repaid, increased or extended from time to time (whether in whole or in part, whether with the original agent and lenders or other agents and lenders or otherwise, and whether provided under the original Senior Term Agreement or one or more other credit agreements, indentures (including the Indenture) or financing agreements or otherwise, unless such agreement, instrument or document expressly provides that it is not intended to be and is not a Senior Term Facility hereunder). Without limiting the generality of the foregoing, the term “Senior Term Facility” shall include any agreement (i) changing the maturity of any Indebtedness Incurred thereunder or contemplated thereby, (ii) adding Subsidiaries of the Company as additional borrowers or guarantors thereunder, (iii) increasing the amount of Indebtedness Incurred thereunder or available to be borrowed thereunder or (iv) otherwise altering the terms and conditions thereof.

“Significant Subsidiary” means any Restricted Subsidiary that would be a “significant subsidiary” of the Company within the meaning of Rule 1-02 under Regulation S-X promulgated by the SEC, as such Regulation is in effect on the Issue Date.

“Special Purpose Entity” means (x) any Special Purpose Subsidiary or (y) any other Person that is engaged in the business of acquiring, selling, collecting, financing or refinancing Receivables, accounts (as defined in the Uniform Commercial Code as in effect in any jurisdiction from time to time), other accounts and/or other receivables, and/or related assets.

“Special Purpose Financing” means any financing or refinancing of assets consisting of or including Receivables of the Company or any Restricted Subsidiary that have been transferred to a Special Purpose Entity or made subject to a Lien in a Financing Disposition.

“Special Purpose Financing Expense” means for any period, (a) the aggregate interest expense for such period on any Indebtedness of any Special Purpose Subsidiary that is a Restricted Subsidiary, which Indebtedness is not recourse to the Company or any Restricted Subsidiary that is not a Special Purpose Subsidiary (other than with respect to Special Purpose Financing Undertakings), and (b) Special Purpose Financing Fees.

“Special Purpose Financing Fees” means distributions or payments made directly or by means of discounts with respect to any participation interest issued or sold in connection with, and other fees paid to a Person that is not a Restricted Subsidiary in connection with, any Special Purpose Financing.

“Special Purpose Financing Undertakings” means representations, warranties, covenants, indemnities, guarantees of performance and (subject to clause (y) of the proviso below) other agreements and undertakings entered into or provided by the Company or any of its Restricted Subsidiaries that the Company determines in good faith (which determination shall be conclusive) are customary or otherwise necessary or advisable in connection with a Special Purpose Financing or a Financing Disposition; provided that (x) it is understood that Special Purpose Financing Undertakings may consist of or include (i) reimbursement and other obligations in respect of notes, letters of credit, surety bonds and similar instruments provided for credit enhancement purposes or (ii) Hedging Obligations, or other obligations relating to Interest Rate Agreements, Currency Agreements or Commodities Agreements entered into by the Company or any Restricted Subsidiary, in respect of any Special Purpose Financing or Financing Disposition, and (y) subject to the preceding clause (x), any such other agreements and undertakings shall not include any Guarantee of Indebtedness of a Special Purpose Subsidiary by the Company or a Restricted Subsidiary that is not a Special Purpose Subsidiary.

“Special Purpose Subsidiary” means a Subsidiary of the Company that (a) is engaged solely in (x) the business of acquiring, selling, collecting, financing or refinancing Receivables, accounts (as defined in the Uniform Commercial Code as in effect in any jurisdiction from time to time) and other accounts and receivables (including any thereof constituting or evidenced by chattel paper, instruments or general intangibles), all proceeds thereof and all rights (contractual and other), collateral and other assets relating thereto, and (y) any business or activities incidental or related to such business, and (b) is designated as a “Special Purpose Subsidiary” by the Company.

“S&P” means Standard & Poor’s Ratings Group, a division of The McGraw-Hill Companies, Inc., and its successors.

“Stated Maturity” means, with respect to any Indebtedness, the date specified in such Indebtedness as the fixed date on which the payment of principal of such Indebtedness is due and payable, including pursuant to any mandatory redemption provision (but excluding any provision providing for the repurchase or repayment of such Indebtedness at the option of the holder thereof upon the happening of any contingency).

“Subordinated Obligations” means any Indebtedness of the Company (whether outstanding on the Issue Date or thereafter Incurred) that is expressly subordinated in right of payment to the Notes pursuant to a written agreement.

“Subsidiary” of any Person means any corporation, association, partnership or other business entity of which more than 50% of the total voting power of shares of Capital Stock or other equity interests (including partnership interests) entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by (i) such Person or (ii) one or more Subsidiaries of such Person.

“Subsidiary Guarantee” means any guarantee of the Notes that may from time to time be entered into by a Restricted Subsidiary of the Company on the Issue Date or after the Issue Date pursuant to the covenant described under “—Certain Covenants—Future Subsidiary Guarantors.”

“Subsidiary Guarantor” means any Restricted Subsidiary of the Company that enters into a Subsidiary Guarantee.

“Successor Company” shall have the meaning assigned thereto in clause (i) under “—Merger and Consolidation.”

“Tax Sharing Agreement” means the Tax Sharing Agreement, dated as of the Reference Date, among the Company, Holding, Investment Holding and Holding Parent, as the same may be amended, supplemented, waived or otherwise modified from time to time in accordance with the terms thereof and of the Indenture.

“Temporary Cash Investments” means any of the following: (i) any investment in (x) direct obligations of the United States of America, a member state of The European Union or any country in whose currency funds are being held pending their application in the making of an investment or capital expenditure by the Company or a Restricted Subsidiary in that country or with such funds, or any agency or instrumentality of any thereof or obligations Guaranteed by the United States of America or a member state of The European Union or any country in whose currency funds are being held pending their application in the making of an investment or capital expenditure by the Company or a Restricted Subsidiary in that country or with such funds, or any agency or instrumentality of any of the foregoing, or obligations guaranteed by any of the foregoing or (y) direct obligations of any foreign country recognized by the United States of America rated at least “A” by S&P or “A-1” by Moody’s (or, in either case, the equivalent of such rating by such organization or, if no rating of S&P or Moody’s then exists, the equivalent of such rating by any nationally recognized rating organization), (ii) overnight bank deposits, and investments in time deposit accounts, certificates of deposit, bankers’ acceptances and money market deposits (or, with respect to foreign banks, similar instruments) maturing not more than one year after the date of acquisition thereof issued by (x) any bank or other institutional lender under a Credit Facility or any affiliate thereof or (y) a bank or trust company that is organized under the laws of the United States of America, any state thereof or any foreign country recognized by the United States of America having capital and surplus aggregating in excess of $250.0 million (or the foreign currency equivalent thereof) and whose long term debt is rated at least “A” by S&P or “A-1” by Moody’s (or, in either case, the equivalent of such rating by such organization or, if no rating of S&P or Moody’s then exists, the equivalent of such rating by any nationally recognized rating organization) at the time such Investment is made, (iii) repurchase obligations for underlying securities or instruments of the types described in clause (i) or (ii) above entered into with a bank meeting the qualifications described in clause (ii) above, (iv) Investments in commercial paper, maturing not more than 24 months after the date of acquisition, issued by a Person (other than that of the Company or any of its Subsidiaries), with a rating at the time as of which any Investment therein is made of “P-2” (or higher) according to Moody’s or “A-2” (or higher) according to S&P (or, in either case, the equivalent of such rating by such organization or, if no rating of S&P or Moody’s then exists, the equivalent of such rating by any nationally recognized rating organization), (v) Investments in securities maturing not more than 24 months after the date of acquisition issued or fully guaranteed by any state, commonwealth or territory of the United States of America, or by any political subdivision or taxing authority thereof, and rated at least “BBB-” by S&P or “Baa3” by Moody’s (or, in either case, the equivalent of such rating by such organization or, if no rating of S&P or Moody’s then exists, the equivalent of such rating by any nationally recognized rating organization), (vi) Indebtedness or Preferred Stock (other than of the Company or any of its Subsidiaries) having a rating of “A” or higher by S&P or “A2” or higher by Moody’s (or, in either case, the equivalent of such rating by such organization or, if no rating of S&P or Moody’s then exists, the equivalent of such rating by any nationally recognized rating organization), (vii) investment funds investing 95% of their assets in securities of the type described in clauses (i)-(vi) above (which funds may also hold reasonable amounts of cash pending investment and/or distribution), (viii) any money market deposit accounts issued or offered by a domestic commercial bank or a commercial bank organized and located in a country recognized by the United States of America, in each case, having capital and surplus in excess of $250.0 million (or the foreign currency equivalent thereof), or investments in money market funds subject to the risk limiting conditions of Rule 2a-7 (or any successor rule) of the SEC under the Investment Company Act of 1940, as amended, and (ix) similar investments approved by the Board of Directors in the ordinary course of business.

“TIA” means the Trust Indenture Act of 1939 (15 U.S.C. §§ 77aaa-7bbbb) as in effect on the date of the Indenture, except as otherwise provided therein.

“Trade Payables” means, with respect to any Person, any accounts payable or any indebtedness or monetary obligation to trade creditors created, assumed or guaranteed by such Person arising in the ordinary course of business in connection with the acquisition of goods or services.

“Transactions” means, collectively, any or all of the following (whether or not consummated): (i) the entry into the Indenture, and the offer and issuance of the Notes, (ii) the use of the proceeds thereof, including any repayment of Indebtedness of the Company or any of its Subsidiaries with proceeds from the offering of the Notes and (iii) all other transactions relating to any of the foregoing (including payment of fees and expenses related to any of the foregoing).

“Trustee” means the party named as such in the Indenture until a successor replaces it and, thereafter, means the successor.

“Unrestricted Cash” means cash, Cash Equivalents and Temporary Cash Investments, other than (i) as disclosed in the consolidated financial statements of the Company as a line item on the balance sheet as “restricted cash” and (ii) cash, Cash Equivalents and Temporary Cash Investments of a Captive Insurance Company or Home Warranty Subsidiary to the extent such cash, Cash Equivalents and Temporary Cash Investments are not permitted by applicable law or regulation to be dividended, distributed or otherwise transferred to the Company or any Restricted Subsidiary that is not either a Captive Insurance Company or a Home Warranty Subsidiary.

“Unrestricted Subsidiary” means (i) any Subsidiary of the Company that at the time of determination is an Unrestricted Subsidiary, as designated by the Board of Directors in the manner provided below, and (ii) any Subsidiary of an Unrestricted Subsidiary. The Board of Directors may designate any Subsidiary of the Company (including any newly acquired or newly formed Subsidiary of the Company) to be an Unrestricted Subsidiary unless such Subsidiary or any of its Subsidiaries owns any Capital Stock or Indebtedness of, or owns or holds any Lien on any property of, the Company or any other Restricted Subsidiary of the Company that is not a Subsidiary of the Subsidiary to be so designated; provided, that (A) such designation was made at or prior to the Issue Date, or (B) the Subsidiary to be so designated has total consolidated assets of $1,000 or less or (C) if such Subsidiary has consolidated assets greater than $1,000, then either such designation would be permitted under the covenant described under “—Certain Covenants—Limitation on Restricted Payments” or if such covenant is not then in effect, would be permitted if such covenant were then in effect. The Board of Directors may designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided, that immediately after giving effect to such designation (x) the Company could Incur at least $1.00 of additional Indebtedness under paragraph (a) in the covenant described under “—Certain Covenants—Limitation on Indebtedness” or (y) the Consolidated Coverage Ratio would be greater than it was immediately prior to giving effect to such designation or (z) such Subsidiary shall be a Special Purpose Subsidiary with no Indebtedness outstanding other than Indebtedness that can be Incurred (and upon such designation shall be deemed to be Incurred and outstanding) pursuant to paragraph (b) of the covenant described under “—Certain Covenants—Limitation on Indebtedness.” Any such designation by the Board of Directors shall be evidenced to the Trustee by promptly filing with the Trustee a copy of the resolution of the Company’s Board of Directors giving effect to such designation and an Officer’s Certificate of the Company certifying that such designation complied with the foregoing provisions.

“U.S. Government Obligation” means (x) any security that is (i) a direct obligation of the United States of America for the payment of which the full faith and credit of the United States of America is pledged or (ii) an obligation of a Person controlled or supervised by and acting as an agency or instrumentality of the United States of America the payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States of America, which, in either case under the preceding clause (i) or (ii) is not callable or redeemable at the option of the issuer thereof, and (y) any depositary receipt issued by a bank (as defined in Section 3(a)(2) of the Securities Act) as custodian with respect to any U.S. Government Obligation that is specified in clause (x) above and held by such bank for the account of the holder of such depositary receipt, or with respect to any specific payment of principal of or interest on any U.S. Government Obligation that is so specified and held, provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depositary receipt from any amount received by the custodian in respect of the U.S. Government Obligation or the specific payment of principal or interest evidenced by such depositary receipt.

“Voting Stock” of an entity means all classes of Capital Stock of such entity then outstanding and normally entitled to vote in the election of directors or all interests in such entity with the ability to control the management or actions of such entity.

“Wholly Owned Domestic Subsidiary” means as to any Person, any Domestic Subsidiary of such Person that is a Material Subsidiary of such Person, and of which such Person owns, directly or indirectly through one or more Wholly Owned Domestic Subsidiaries, all of the Capital Stock of such Domestic Subsidiary.

Book Entry, Delivery and Form

The Global Notes

The New Notes to be issued in exchange for Old Notes will be issued in the form of one or more registered notes in global form, without interest coupons, which we refer to as the global notes.

Upon issuance, each of the global notes will be deposited with the Trustee as custodian for DTC and registered in the name of Cede & Co., as nominee of DTC. Ownership of beneficial interests in each global note will be limited to persons who have accounts with DTC, which we refer to as DTC participants, or persons who hold beneficial interests through DTC participants.

We expect that under procedures established by DTC:

•                  upon deposit of each global note with DTC’s custodian, DTC will credit portions of the principal amount of the global note to the accounts of the DTC participants designated by the Initial Purchasers; and

•                  ownership of beneficial interests in each global note will be shown on, and transfer of ownership of those interests will be effected only through, records maintained by DTC (with respect to interests of DTC participants) and the records of DTC participants (with respect to other owners of beneficial interests in the global note).

Beneficial interests in the global notes may not be exchanged for notes in physical, certificated form except in the limited circumstances described below.

Exchanges Among the Global Notes

Beneficial interests in one global note of a series may generally be exchanged for interests in another global note of the same series.

A beneficial interest in a global note that is transferred to a person who takes delivery through another global note will, upon transfer, become subject to any transfer restrictions and other procedures applicable to beneficial interests in the other global note.

Book-Entry Procedures for the Global Notes

All interests in the global notes will be subject to the operations and procedures of DTC, Euroclear and Clearstream. We provide the following summaries of those operations and procedures solely for the convenience of investors. The operations and procedures of each settlement system are controlled by that settlement system and may be changed at any time. Neither the Company nor the Trustee are responsible for those operations or procedures.

DTC has advised us that it is:

•                  a limited purpose trust company organized under the laws of the State of New York;

•                  a “banking organization” within the meaning of the New York State Banking Law;

•                  a member of the Federal Reserve System;

•                  a “clearing corporation” within the meaning of the Uniform Commercial Code; and

•                  a “clearing agency” registered under Section 17A of the Exchange Act.

DTC was created to hold securities for its participants and to facilitate the clearance and settlement of securities transactions between its participants through electronic book-entry changes to the accounts of its participants. DTC’s participants include securities brokers and dealers, including the Initial Purchasers; banks and trust companies; clearing corporations and other organizations. Indirect access to DTC’s system is also available to others such as banks, brokers, dealers and trust companies; these indirect participants clear through or maintain a custodial relationship with a DTC participant, either directly or indirectly. Investors who are not DTC participants may beneficially own securities held by or on behalf of DTC only through DTC participants or indirect participants in DTC.

So long as DTC’s nominee is the registered owner of a global note, that nominee will be considered the sole owner or holder of the Notes represented by that global note for all purposes under the Indenture.

Except as provided below, owners of beneficial interests in a global note:

•                  will not be entitled to have Notes represented by the global note registered in their names;

•                  will not receive or be entitled to receive physical, certificated notes; and

•                  will not be considered the owners or holders of the Notes under the Indenture for any purpose, including with respect to the giving of any direction, instruction or approval to the Trustee.

As a result, each investor who owns a beneficial interest in a global note must rely on the procedures of DTC to exercise any rights of a holder of Notes under the Indenture (and, if the investor is not a participant or an indirect participant in DTC, on the procedures of the DTC participant through which the investor owns its interest).

Payments of principal, premium (if any) and interest with respect to the Notes represented by a global note will be made by the paying agent to DTC’s nominee as the registered holder of the global note. Neither we nor the Trustee will have any responsibility or liability for the payment of amounts to owners of beneficial interests in a global note, for any aspect of the records relating to or payments made on account of those interests by DTC, or for maintaining, supervising or reviewing any records of DTC relating to those interests.

Payments by participants and indirect participants in DTC to the owners of beneficial interests in a global note will be governed by standing instructions and customary industry practice and will be the responsibility of those participants or indirect participants and DTC.

Transfers between participants in DTC will be effected under DTC’s procedures and will be settled in same-day funds. Transfers between participants in Euroclear or Clearstream will be effected in the ordinary way under the rules and operating procedures of those systems.

Cross market transfers between DTC participants, on the one hand, and Euroclear or Clearstream participants, on the other hand, will be effected within DTC through the DTC participants that are acting as depositaries for Euroclear and Clearstream. To deliver or receive an interest in a global note held in a Euroclear or Clearstream account, an investor must send transfer instructions to Euroclear or Clearstream, as the case may be, under the rules and procedures of that system and within the established deadlines of that system. If the transaction meets its settlement requirements, Euroclear or Clearstream, as the case may be, will send instructions to its DTC depositary to take action to effect final settlement by delivering or receiving interests in the relevant global notes in DTC, and making or receiving payment under normal procedures for same-day funds settlement applicable to DTC. Euroclear and Clearstream participants may not deliver instructions directly to the DTC depositaries that are acting for Euroclear or Clearstream.

Because of time zone differences, the securities account of a Euroclear or Clearstream participant that purchases an interest in a global note from a DTC participant will be credited on the business day for Euroclear or Clearstream immediately following the DTC settlement date. Cash received in Euroclear or Clearstream from the sale of an interest in a global note to a DTC participant will be received with value on the DTC settlement date but will be available in the relevant Euroclear or Clearstream cash account as of the business day for Euroclear or Clearstream following the DTC settlement date.

DTC, Euroclear and Clearstream have agreed to the above procedures to facilitate transfers of interests in the global notes among participants in those settlement systems. However, the settlement systems are not obligated to perform these procedures and may discontinue or change these procedures at any time. Neither we nor the Trustee will have any responsibility for the performance by DTC, Euroclear or Clearstream or their participants or indirect participants of their obligations under the rules and procedures governing their operations.

Certificated Notes

Notes in physical, certificated form will be issued and delivered to each person that DTC identifies as a beneficial owner of the related Notes only if:

•                  DTC notifies us at any time that it is unwilling or unable to continue as depositary for the global notes and a successor depositary is not appointed within 120 days;

•                  DTC ceases to be registered as a clearing agency under the Exchange Act and a successor depositary is not appointed within 120 days;

•                  we, at our option, notify the Trustee that we elect to cause the issuance of certificated notes; or

•                  certain other events provided in the Indenture should occur.

EXCHANGE OFFER; REGISTRATION RIGHTS

In connection with the issuance of the Old Notes, we entered into the Registration Rights Agreement pursuant to which we agreed, for the benefit of the holders of the Notes, to use our commercially reasonable efforts:

(1)                                 to file with the SEC a registration statement under the Securities Act relating to the exchange offer pursuant to which the New Notes substantially identical to the Old Notes (except that such New Notes will not contain terms with respect to the payment of additional interest described below or transfer restrictions) will be offered in exchange for the then-outstanding Old Notes tendered at the option of the holders thereof; and

(2)                                 to cause the registration statement to become effective within 365 days following the issue date of the Old Notes.

We further agreed to use commercially reasonable efforts to commence the exchange offer promptly after the registration statement has become effective, hold the offer open for the period required by applicable law (including pursuant to any applicable interpretation by the staff of the SEC), but in any event for at least 10 business days, and exchange the New Notes for all Old Notes validly tendered and not withdrawn before the expiration of the exchange offer.

Under existing SEC interpretations contained in several no action letters to third parties, the New Notes will in general be freely transferable by holders thereof (other than affiliates of the Company) after the exchange offer without further registration under the Securities Act (subject to certain representations required to be made by each holder of Old Notes participating in the exchange offer, as set forth below). However, any purchaser of Old Notes who is an “affiliate” of the Company or who intends to participate in the exchange offer for the purpose of distributing the New Notes (1) will not be able to rely on such SEC interpretations, (2) will not be able to tender its Old Notes in the exchange offer and (3) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any sale or transfer of the Old Notes unless such sale or transfer is made pursuant to an exemption from such requirements. In addition, in connection with any resales of New Notes, broker dealers receiving New Notes in the exchange offer will be subject to a prospectus delivery requirement with respect to resales of those New Notes. The SEC has taken the position that such broker dealers may fulfill their prospectus delivery requirements with respect to the New Notes (other than a resale of an unsold allotment from the original sale of the Old Notes) by delivery of the prospectus contained in the registration statement. Under the Registration Rights Agreement, we are required to allow broker dealers to use the prospectus contained in the registration statement in connection with the resale of such New Notes for a period of 90 days after the consummation of the exchange offer. Each beneficial holder of Old Notes who wishes to exchange such Old Notes for New Notes in the exchange offer will be required to represent (1) that any New Notes to be received by it will be acquired in the ordinary course of its business, (2) that at the time of the commencement of the exchange offer it has no arrangement or understanding with any person to participate in the distribution (within the meaning of the Securities Act) of the New Notes, (3) that it is not an affiliate of ours, as defined in Rule 405 of the Securities Act, (4) if it is not a broker dealer, that it is not engaged in, and does not intend to engage in, the distribution of New Notes, (5) if it is a broker dealer, it will receive the New Notes for its own account in exchange for the Old Notes acquired as a result of market-making activities or other trading activities and that it will deliver a prospectus in connection with any resale of New Notes, and (6) that it is not acting on behalf of any person who could not truthfully make the foregoing representations.

However, if:

(1)                                 on or before the date of consummation of the exchange offer, the existing SEC interpretations are changed such that the New Notes would not in general be freely transferable in such manner on such date;

(2)                                 the exchange offer has not been completed within 395 days following the issue date of the Old Notes;

(3)                                 under certain circumstances, the Initial Purchasers so request with respect to Old Notes not eligible to be exchanged for New Notes in the exchange offer; or

(4)                                 any holder of the Old Notes (other than an initial purchaser) is not permitted by applicable law to participate in the exchange offer, or if any holder may not resell the New Notes acquired by it in the exchange offer to the public without delivering a prospectus and the prospectus contained in the registration statement is not available for such resales by such holder (other than, in either case, due solely to the status of such holder as an affiliate of the Company within the meaning of the Securities Act or due to such holder’s inability to make the representations referred to above), we have agreed to use our commercially reasonable efforts to file, as promptly as reasonably practicable, one or more registration statements under the Securities Act relating to a shelf registration (the “Shelf Registration Statement”), of the Old Notes or New Notes, as the case may be, for resale by holders or, in the case of clause (3), of the Old Notes held by the Initial Purchasers for resale by the Initial Purchasers (the “Resale Registration”), and will use our commercially reasonable efforts to cause the Shelf Registration Statement to become effective within 90 days following the date on which the obligation to file the Shelf Registration Statement arises. We will use our commercially reasonable efforts to cause the Shelf Registration Statement to remain effective until the earlier of 365 days following the effective date of such registration statement or such shorter period that will terminate when all the securities covered by the Shelf Registration Statement have been sold pursuant to the Shelf Registration Statement or are distributed to the public pursuant to Rule 144 or, after the 90th day following the effectiveness of the Shelf Registration Statement, would be eligible to be sold by a Person that is not an “affiliate” (as defined in Rule 144) of us pursuant to Rule 144 without volume or manner of sale restrictions. Under certain circumstances, we may suspend the availability of the Shelf Registration Statement for certain periods of time.

We will, in the event of the Resale Registration, provide to the holder or holders of the applicable Old Notes copies of the prospectus that is a part of the Shelf Registration Statement, notify such holder or holders when the Resale Registration for the applicable Old Notes has become effective and take certain other actions as are required to permit unrestricted resales of the applicable Notes. A holder of Old Notes that sells such Old Notes pursuant to the Resale Registration generally would be required to be named as a selling securityholder in the prospectus related to the Shelf Registration Statement and to deliver a prospectus to purchasers, will be subject to certain of the civil liability provisions under the Securities Act in connection with such sales and will be bound by the provisions of the Registration Rights Agreement that are applicable to such a holder (including certain indemnification obligations). In addition, each such holder of Old Notes will be required, among other things, to deliver information to be used in connection with the Shelf Registration Statement within the time periods set forth in the Registration Rights Agreement in order to benefit from the provisions regarding additional interest set forth below.

In the event that:

(1)                                 the Exchange Offer Registration Statement is not declared effective within 365 days following the issue date of the Old Notes; or

(2)                                 the Exchange Offer has not been consummated within 395 days following the issue date of the Old Notes; or

(3)                                 if a Shelf Registration Statement is required to be filed under the Registration Rights Agreement, the Shelf Registration Statement is not declared effective within 365 days following the date on which the obligation to file the Shelf Registration Statement arises; or

(4)                                 any Shelf Registration Statement required by the Registration Rights Agreement is filed and declared effective, and during the period we are required to use our commercially reasonable efforts to cause the Shelf Registration Statement to remain effective (i) we shall have suspended and be continuing to suspend the availability of the Shelf Registration Statement for more than 60 days in the aggregate in any consecutive twelve month period or (ii) such Shelf Registration Statement ceases to be effective and such Shelf Registration Statement is not replaced within 90 days by a Shelf Registration Statement that is filed and declared effective (any such event referred to in clauses (1) through (4) is referred to as a “Registration Default”), then additional interest will accrue on the Transfer Restricted Notes (as defined below), for the period from the occurrence of a Registration Default (but only with respect to one Registration Default at any particular time) until such time as all Registration Defaults have been cured at a rate per annum equal to 0.25 percent during the first 90-day period following the occurrence of such Registration Default which rate shall increase by an additional 0.25 percent during each subsequent 90-day period, up to a maximum of 0.50 percent regardless of the number of Registration Defaults that shall have occurred and be continuing. Any such additional interest will be paid in the same manner and on the same dates as interest payments in respect of Transfer Restricted Notes. Immediately upon the cure of all Registration Defaults, the accrual of such additional interest will cease. A Registration Default with respect to a failure to file, cause to become effective or maintain the effectiveness of a Shelf Registration Statement will be deemed cured upon consummation of the exchange offer in the case of a Shelf Registration Statement required to be filed due to a failure to consummate the exchange offer within the required time period.

For purposes of the foregoing, “Transfer Restricted Notes” means the Old Notes; provided, however, that a note shall cease to be a Transfer Restricted Note when (i) a Shelf Registration Statement registering such note under the Securities Act has been declared or becomes effective and such note has been sold or otherwise transferred by the holder thereof pursuant to and in a manner contemplated by such effective Shelf Registration Statement; (ii) such Old Note is sold pursuant to Rule 144 under circumstances in which any legend borne by such Old Note relating to restrictions on transferability thereof, under the Securities Act or otherwise, is removed or deemed removed by the Company or pursuant to the indenture; (iii) on or following the earliest date that is no less than 545 days after the date of the indenture for the Notes and on which such Note would be saleable (if it were held by a non-affiliate) pursuant to Rule 144 under the Securities Act without restrictions on volume or manner of sale; (iv) such Old Note has been exchanged for a registered exchange security pursuant to an exchange offer registration statement filed by the Company; or (v) such Old Note shall cease to be outstanding.

The Old Notes which are not tendered in the exchange offer will remain outstanding and will be subject to all the terms and conditions specified in the Indenture, including transfer restrictions, but will not be entitled to any further registration rights under the Registration Rights Agreement.

The Old Notes and the New Notes will be considered collectively to be a single class for all purposes under the Indenture, including, without limitation, waivers, amendments, redemptions and offers to purchase.

PLAN OF DISTRIBUTION

Each broker-dealer that receives New Notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such New Notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with the resale of New Notes received in exchange for Old Notes, where such Old Notes were acquired as a result of market-making activities or other trading activities. We have agreed that for a period of up to 90 days after the exchange offer is consummated, we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale.

We will not receive any proceeds from any sale of New Notes by broker- dealers. New Notes received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time, in one or more transactions, through the over-the-counter market, in negotiated transactions, through the writing of options on the New Notes or a combination of such methods of resale, at prevailing market prices at the time of resale, at prices related to such prevailing market prices or at negotiated prices. Any such resale may be made directly to purchasers or, alternatively, to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer or the purchasers of any such New Notes. Any broker-dealer that resells New Notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of such New Notes may be deemed to be an “underwriter” within the meaning of the Securities Act, and any profit on any such resale of New Notes and any commission or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that, by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

We have agreed to pay all expenses incident to the exchange offer, other than underwriting discounts and commissions, brokerage commissions and applicable transfer taxes, and will indemnify certain Holders of the Notes (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act.

Based on interpretations by the Staff of the SEC as set forth in no-action letters issued to third parties (including Exxon Capital Holdings Corporation (available May 13, 1988), Morgan Stanley & Co. Incorporated (available June 5, 1991), K-111 Communications Corporation (available May 14, 1993) and Shearman & Sterling (available July 2, 1993)), we believe that the New Notes issued pursuant to the exchange offer may be offered for resale, resold and otherwise transferred by any holder of such New Notes, other than any such holder that is a broker-dealer or an “affiliate” of us within the meaning of Rule 405 under the Securities Act, without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that:

•                  such New Notes are acquired in the ordinary course of business;

•                  at the time of the commencement of the exchange offer such holder has no arrangement or understanding with any person to participate in a distribution of such New Notes; and

•                  such holder is not engaged in and does not intend to engage in a distribution of such New Notes.

We have not sought and do not intend to seek a no-action letter from the SEC, with respect to the effects of the exchange offer, and there can be no assurance that the Staff would make a similar determination with respect to the New Notes as it has in such no-action letters.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a discussion of certain U.S. federal income tax considerations relating to the exchange offer (as described under the heading “The Exchange Offer”). This discussion is based on the U.S. Internal Revenue Code of 1986, as amended, U.S. Treasury regulations promulgated or proposed thereunder and administrative and judicial interpretations thereof, all as in effect on the date hereof, and all of which are subject to change, possibly with retroactive effect, or to different interpretation. This discussion does not address all of the U.S. federal income tax considerations that may be relevant to specific Holders (as defined below) in light of their particular circumstances or to Holders subject to special treatment under U.S. federal income tax law (such as banks, insurance companies, dealers in securities or other Holders that generally mark their securities to market for U.S. federal income tax purposes, tax-exempt entities, retirement plans, regulated investment companies, real estate investment trusts, certain former citizens or residents of the United States, Holders that hold a Note as part of a straddle, hedge, conversion or other integrated transaction or Holders that are U.S. persons that have a “functional currency” other than the U.S. dollar). This discussion does not address any U.S. state or local or non-U.S. tax considerations or any U.S. federal estate, gift or alternative minimum tax considerations. As used in this discussion, the term “Holder” means a beneficial owner of a Note.

The exchange of an Old Note for a New Note pursuant to the exchange offer will not be treated as a sale or exchange of the Old Note by a Holder for U.S. federal income tax purposes. Accordingly, a Holder of an Old Note will not recognize any gain or loss upon the exchange of such Old Note for a New Note pursuant to the exchange offer. Such Holder’s holding period for such New Note will include the holding period for such Old Note, and such Holder’s adjusted tax basis in such New Note will be the same as such Holder’s adjusted tax basis in such Old Note. There will be no U.S. federal income tax consequences to a Holder of an Old Note that does not participate in the exchange offer.

INVESTORS SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING THE U.S. FEDERAL, STATE AND LOCAL AND NON-U.S. INCOME AND OTHER TAX CONSIDERATIONS RELATING TO THE EXCHANGE OFFER IN LIGHT OF THEIR PARTICULAR CIRCUMSTANCES.

CERTAIN ERISA CONSIDERATIONS

The following is a summary of certain considerations associated with the exchange of Old Notes for New Notes by employee benefit plans that are subject to Title I of ERISA, plans, individual retirement accounts and other arrangements that are subject to Section 4975 of the Code (“ERISA Plans”) or provisions under any federal, state, local, non-U.S. or other laws or regulations that are similar to such provisions of ERISA or the Code (collectively, “Similar Laws”), and entities whose underlying assets are considered to include “plan assets” of any such plan, account or arrangement (each arrangement or ERISA Plan, a “Plan”).

Prohibited Transaction Issues

Section 406 of ERISA and Section 4975 of the Code prohibit ERISA Plans from engaging in specified transactions involving plan assets with persons or entities who are “parties in interest,” within the meaning of ERISA, or “disqualified persons,” within the meaning of Section 4975 of the Code, unless an exemption is available. A party in interest or disqualified person who engages in a non-exempt prohibited transaction may be subject to excise taxes and other penalties and liabilities under ERISA and the Code. In addition, the fiduciary of the ERISA Plan that engages in such a non-exempt prohibited transaction may be subject to penalties and liabilities under ERISA and the Code. The acquisition, exchange or holding of Notes by an ERISA Plan with respect to which the Issuer or the Guarantors are considered a party in interest or a disqualified person may constitute or result in a direct or indirect prohibited transaction under Section 406 of ERISA and/or Section 4975 of the Code, unless the investment is acquired, exchanged and is held in accordance with an applicable statutory, class or individual prohibited transaction exemption.

Employee benefit plans that are governmental plans (as defined in Section 3(32) of ERISA), certain church plans (as defined in Section 3(33) or ERISA) and foreign plans (as described in Section 4(b)(4) of ERISA) are not subject to these “prohibited transaction” rules of ERISA or Section 4975 of the Code, but may be subject to similar rules under any federal, state, local, non-U.S. or other laws or regulations that are similar to such provisions of ERISA or Section 4975 of the Code.

Because of the foregoing, the Notes should not be purchased, exchanged or held by any person investing “plan assets” of any Plan, unless such purchase, exchange and holding will not constitute a non-exempt prohibited transaction under ERISA and the Code or similar violation of any applicable Similar Laws.

Representation

Accordingly, by exchange of a Note each holder, or in the case of a transfer of the Note, subsequent transferee will be deemed to have represented and warranted that either (a) no portion of the assets used by such holder or transferee to acquire, exchange or hold the Notes constitutes assets of any Plan or (b) the acquisition, exchange and holding, as applicable, of the Notes by such holder or transferee will not constitute a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code or similar violation under any applicable Similar Laws.

The foregoing discussion is general in nature and is not intended to be all-inclusive. Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries, or other persons considering purchasing or exchanging the Notes (and holding the Notes) on behalf of, or with the assets of, any Plan, consult with their counsel regarding the potential applicability of ERISA, Section 4975 of the Code and any Similar Laws to such investment and whether an exemption would be applicable to the purchase and holding of the Notes.

VALIDITY OF THE NOTES

Debevoise & Plimpton LLP, New York, New York will pass upon the validity of the New Notes and the guarantees. Debevoise & Plimpton LLP will rely upon the opinions of Richards, Layton & Finger, P.A. as to certain matters of Delaware law.

WHERE YOU CAN FIND MORE INFORMATION

In connection with the exchange offer, we have filed with the SEC a registration statement on Form S-4 under the Securities Act relating to the New Notes to be issued in the exchange offer. As permitted by SEC rules, this prospectus omits information included in the registration statement. For a more complete understanding of the exchange offer, you should refer to the registration statement, including its exhibits.

We are required to file annual reports, information, documents and other reports with the SEC. The Indenture requires us to transmit to the holders of the Notes and the Trustee the annual reports, information, documents and reports that we are required to file with the SEC under Section 13(a) or 15(d) of the Securities Exchange Act of 1934 within 15 days after the date on which we are required to file or would be required to file if we were so subject.

The public may read and copy any reports or other information that we file with the SEC. Such filings are available to the public over the internet at the SEC’s website at http://www.sec.gov. The SEC’s website is included in this prospectus as an inactive textual reference only. You may also read and copy any document that we file with the SEC at its public reference room at 100 F Street, NE, Washington DC 20549. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. You may also obtain a copy of the exchange offer’s registration statement and other information that we file with the SEC at no cost by calling us or writing to us at the following address:

The Service Master Company
860 Ridge Lake Boulevard,
Memphis, Tennessee 38120
Attn: General Counsel
(901) 597-1400

In order to obtain timely delivery of such materials, you must request documents from us no later than five business days before you make your investment decision or at the latest by May 9, 2013.

EXPERTS

The financial statements included in this prospectus and the related financial statement schedules included elsewhere in the registration statement of which this prospectus constitutes a part, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports appearing herein and elsewhere in the registration statement. Such financial statements and financial statement schedules are included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
The ServiceMaster Company
Memphis, Tennessee

We have audited the accompanying consolidated statements of financial position of The ServiceMaster Company and subsidiaries (the “Company”) as of December 31, 2012 and 2011, and the related consolidated statements of operations and comprehensive income (loss), shareholder’s equity and cash flows for each of the three years in the period ended December 31, 2012. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of The ServiceMaster Company and subsidiaries as of December 31, 2012 and 2011, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP
Memphis, Tennessee
March 4, 2013

Consolidated Statements of Operations and Comprehensive (Loss) Income

(In thousands)

	Year Ended December 31,
	2012	2011	2010
Operating Revenue	$3,193,281	$3,205,872	$3,127,394
Operating Costs and Expenses:
Cost of services rendered and products sold	1,861,669	1,813,706	1,777,304
Selling and administrative expenses	872,026	880,492	895,950
Amortization expense	65,298	91,352	136,000
Goodwill and trade name impairment	908,873	36,700	—
Restructuring charges	18,177	8,162	11,448
Total operating costs and expenses	3,726,043	2,830,412	2,820,702
Operating (Loss) Income	(532,762)	375,460	306,692
Non-operating Expense (Income)
Interest expense	246,284	273,123	286,933
Interest and net investment income	(7,845)	(10,886)	(9,358)
Loss on extinguishment of debt	55,554	774	—
Other expense	622	700	733
(Loss) Income from Continuing Operations before Income Taxes	(827,377)	111,749	28,384
(Benefit) provision for income taxes	(114,260)	43,912	10,945
Equity in losses of joint venture	(226)	—	—
(Loss) Income from Continuing Operations	(713,343)	67,837	17,439
Loss from discontinued operations, net of income taxes	(200)	(27,016)	(31,998)
Net (Loss) Income	(713,543)	40,821	(14,559)
Other Comprehensive Income, Net of Income Taxes:
Net unrealized gains (losses) on securities:
Unrealized (losses) gains	(692)	3,092	2,808
Reclassification adjustment for net losses (gains) realized	1,657	(3,787)	(1,225)
Net unrealized gains (losses) on securities	965	(695)	1,583
Net unrealized gains on derivative instruments:
Unrealized losses	(571)	(3,419)	(24,901)
Reclassification adjustment for net losses realized	12,810	16,733	27,535
Net unrealized gains on derivative instruments	12,239	13,314	2,634
Foreign currency translation	(426)	(1,460)	2,186
Other Comprehensive Income, Net of Income Taxes	12,778	11,159	6,403
Total Comprehensive (Loss) Income	$(700,765)	$51,980	$(8,156)

See accompanying Notes to the Consolidated Financial Statements.

Consolidated Statements of Financial Position

(In thousands, except share data)

	As of December 31,
	2012	2011
Assets:
Current Assets:
Cash and cash equivalents	$422,745	$328,930
Marketable securities	19,347	12,026
Receivables, less allowances of $21,347 and $20,362, respectively	403,705	374,200
Inventories	56,562	59,643
Prepaid expenses and other assets	37,344	38,295
Deferred customer acquisition costs	33,921	30,403
Deferred taxes	107,499	90,609
Assets of discontinued operations	—	17
Total Current Assets	1,081,123	934,123
Property and Equipment:
At cost	633,582	541,817
Less: accumulated depreciation	(293,534)	(235,058)
Net Property and Equipment	340,048	306,759
Other Assets:
Goodwill	2,412,251	3,161,980
Intangible assets, primarily trade names, service marks and trademarks, net	2,373,469	2,543,539
Notes receivable	22,419	23,322
Long-term marketable securities	126,456	130,456
Other assets	10,197	8,846
Debt issuance costs	44,951	37,798
Total Assets	$6,410,914	$7,146,823
Liabilities and Shareholder’s Equity:
Current Liabilities:
Accounts payable	$86,710	$81,641
Accrued liabilities:
Payroll and related expenses	78,188	85,346
Self-insured claims and related expenses	83,035	73,071
Accrued interest payable	54,156	67,011
Other	58,994	70,103
Deferred revenue	483,897	473,242
Liabilities of discontinued operations	905	805
Current portion of long-term debt	52,214	51,838
Total Current Liabilities	898,099	903,057
Long-Term Debt	3,909,039	3,824,032
Other Long-Term Liabilities:
Deferred taxes	934,271	1,036,693
Liabilities of discontinued operations	—	2,070
Other long-term obligations, primarily self-insured claims	114,855	133,052
Total Other Long-Term Liabilities	1,049,126	1,171,815
Commitments and Contingencies (See Note 9)
Shareholder’s Equity:
Common stock $0.01 par value, authorized 1,000 shares; issued 1,000 shares	—	—
Additional paid-in capital	1,471,789	1,464,293
Retained deficit	(923,705)	(210,162)
Accumulated other comprehensive income (loss)	6,566	(6,212)
Total Shareholder’s Equity	554,650	1,247,919
Total Liabilities and Shareholder’s Equity	$6,410,914	$7,146,823

See accompanying Notes to the Consolidated Financial Statements.

Consolidated Statements of Shareholder’s Equity

(In thousands)

	Common Stock	Additional Paid-in Capital	Retained Earnings (Deficit)	Accumulated Other Comprehensive Income (Loss)	Total Equity
Balance December 31, 2009	$—	$1,446,529	$(236,424)	$(23,774)	$1,186,331
Net loss			(14,559)		(14,559)
Other comprehensive income, net of tax:
Net unrealized gain on securities				1,583	1,583
Net unrealized gain on derivative instruments				2,634	2,634
Foreign currency translation				2,186	2,186
Total comprehensive (loss) income			(14,559)	6,403	(8,156)
Stock-based employee compensation—contribution from Holdings		9,352			9,352
Balance December 31, 2010	$—	$1,455,881	$(250,983)	$(17,371)	$1,187,527
Net income			40,821		40,821
Other comprehensive income, net of tax:
Net unrealized loss on securities				(695)	(695)
Net unrealized gain on derivative instruments				13,314	13,314
Foreign currency translation				(1,460)	(1,460)
Total comprehensive income			40,821	11,159	51,980
Stock-based employee compensation—contribution from Holdings		8,412			8,412
Balance December 31, 2011	$—	$1,464,293	$(210,162)	$(6,212)	$1,247,919
Net loss			(713,543)		(713,543)
Other comprehensive income, net of tax:
Net unrealized gain on securities				965	965
Net unrealized gain on derivative instruments				12,239	12,239
Foreign currency translation				(426)	(426)
Total comprehensive (loss) income			(713,543)	12,778	(700,765)
Stock-based employee compensation—contribution from Holdings		7,119			7,119
Other		377			377
Balance December 31, 2012	$—	$1,471,789	$(923,705)	$6,566	$554,650

See accompanying Notes to the Consolidated Financial Statements.

Consolidated Statements of Cash Flows

(In thousands)

	Year Ended December 31,
	2012	2011	2010
Cash and Cash Equivalents at Beginning of Period	$328,930	$252,698	$255,356
Cash Flows from Operating Activities from Continuing Operations:
Net (Loss) Income	(713,543)	40,821	(14,559)
Adjustments to reconcile net (loss) income to net cash provided from operating activities:
Loss from discontinued operations, net of income taxes	200	27,016	31,998
Equity in losses of joint venture	226	—	—
Depreciation expense	80,944	72,084	60,625
Amortization expense	65,298	91,352	136,000
Amortization of debt issuance costs	13,275	14,061	14,503
Loss on extinguishment of debt	55,554	774	—
Call premium paid on retirement of debt	(42,893)	—	—
Premium received on issuance of debt	3,000	—	—
Deferred income tax (benefit) provision	(123,759)	35,048	4,455
Stock-based compensation expense	7,119	8,412	9,352
Goodwill and trade name impairment	908,873	36,700	—
Restructuring charges	18,177	8,162	11,448
Cash payments related to restructuring charges	(17,342)	(7,530)	(10,789)
Change in working capital, net of acquisitions:
Current income taxes	657	(2,856)	(6,757)
Receivables	(25,734)	(22,992)	(32,914)
Inventories and other current assets	7,898	1,538	(238)
Accounts payable	6,495	2,581	11,899
Deferred revenue	9,173	22,134	(1,928)
Accrued liabilities	(41,218)	(33,642)	2,427
Other, net	22,209	1,338	7,022
Net Cash Provided from Operating Activities from Continuing Operations	234,609	295,001	222,544
Cash Flows from Investing Activities from Continuing Operations:
Property additions	(73,228)	(96,540)	(134,234)
Sale of equipment and other assets	2,197	4,605	1,355
Acquisition of The ServiceMaster Company	—	(35)	(2,245)
Other business acquisitions, net of cash acquired	(46,138)	(44,365)	(57,941)
Purchase of other intangibles	—	(1,900)	(2,500)
Notes receivable, financial investments and securities, net	(1,176)	3,009	20,427
Net Cash Used for Investing Activities from Continuing Operations	(118,345)	(135,226)	(175,138)
Cash Flows from Financing Activities from Continuing Operations:
Borrowings of debt	1,350,000	4,000	15,000
Payments of debt	(1,334,947)	(105,905)	(61,333)
Debt issuance costs paid	(33,089)	(267)	(30)
Net Cash Used for Financing Activities from Continuing Operations	(18,036)	(102,172)	(46,363)
Cash Flows from Discontinued Operations:
Cash (used for) provided from operating activities	(802)	(5,888)	6,776
Cash (used for) provided from investing activities:
Proceeds from sale of businesses	(3,611)	26,134	—
Other investing activities	—	(1,617)	(10,477)
Net Cash (Used for) Provided from Discontinued Operations	(4,413)	18,629	(3,701)
Cash Increase (Decrease) During the Period	93,815	76,232	(2,658)
Cash and Cash Equivalents at End of Period	$422,745	$328,930	$252,698

See accompanying Notes to the Consolidated Financial Statements.

Notes to the Consolidated Financial Statements

Note 1. Significant Accounting Policies

The Consolidated Financial Statements include the accounts of ServiceMaster and its majority-owned subsidiary partnerships, limited liability companies and corporations. All consolidated ServiceMaster subsidiaries are wholly owned. Intercompany transactions and balances have been eliminated.

Summary:  The preparation of the Consolidated Financial Statements requires management to make certain estimates and assumptions required under GAAP which may differ from actual results. The more significant areas requiring the use of management estimates relate to revenue recognition; the allowance for uncollectible receivables; accruals for self-insured retention limits related to medical, workers’ compensation, auto and general liability insurance claims; accruals for home warranties and termite damage claims; the possible outcome of outstanding litigation; accruals for income tax liabilities as well as deferred tax accounts; the deferral and amortization of customer acquisition costs; useful lives for depreciation and amortization expense; the valuation of marketable securities; and the valuation of tangible and intangible assets. In 2012, there have been no changes in the significant areas that require estimates or in the underlying methodologies used in determining the amounts of these associated estimates.

The allowance for receivables is developed based on several factors including overall customer credit quality, historical write-off experience and specific account analyses that project the ultimate collectability of the outstanding balances. As such, these factors may change over time causing the reserve level to vary.

The Company carries insurance policies on insurable risks at levels which it believes to be appropriate, including workers’ compensation, auto and general liability risks. The Company purchases insurance from third-party insurance carriers. These policies typically incorporate significant deductibles or self-insured retentions. The Company is responsible for all claims that fall within the retention limits. In determining the Company’s accrual for self-insured claims, the Company uses historical claims experience to establish both the current year accrual and the underlying provision for future losses. This actuarially determined provision and related accrual include both known claims, as well as incurred but not reported claims. The Company adjusts its estimate of accrued self-insured claims when required to reflect changes based on factors such as changes in health care costs, accident frequency and claim severity.

Accruals for home warranty claims in the American Home Shield business are made based on the Company’s claims experience and actuarial projections. Termite damage claim accruals in the Terminix business are recorded based on both the historical rates of claims incurred within a contract year and the cost per claim. Current activity could differ causing a change in estimates. The Company has certain liabilities with respect to existing or potential claims, lawsuits, and other proceedings. The Company accrues for these liabilities when it is probable that future costs will be incurred and such costs can be reasonably estimated. Any resulting adjustments, which could be material, are recorded in the period identified.

The Company records deferred income tax balances based on the net tax effects of temporary differences between the carrying value of assets and liabilities for financial reporting purposes and income tax purposes. The Company records its deferred tax items based on the estimated value of the tax basis. The Company adjusts tax estimates when required to reflect changes based on factors such as changes in tax laws, relevant court decisions, results of tax authority reviews and statutes of limitations. The Company records a liability for unrecognized tax benefits resulting from uncertain tax positions taken or expected to be taken in a tax return. The Company recognizes potential interest and penalties related to its uncertain tax positions in income tax expense.

Revenue:  Revenues from lawn care and pest control services, as well as liquid and fumigation termite applications, are recognized as the services are provided. The Company eradicates termites through the use of non-baiting methods (e.g., fumigation or liquid treatments) and baiting systems. Termite services using baiting systems, termite inspection and protection contracts, as well as home warranties, are frequently sold through annual contracts for a one-time, upfront payment. Direct costs of these contracts (service costs for termite contracts and claim costs for home warranties) are expensed as incurred. The Company recognizes revenue over the life of these contracts in proportion to the expected direct costs. Those costs bear a direct relationship to the fulfillment of the Company’s obligations under the contracts and are representative of the relative value provided to the customer (proportional performance method). The Company regularly reviews its estimates of direct costs for its termite bait contracts and home warranties and adjusts the estimates when appropriate.

The Company has franchise agreements in its Terminix, TruGreen, ServiceMaster Clean, AmeriSpec, Furniture Medic and Merry Maids businesses. Franchise revenue (which in the aggregate represents approximately four percent of annual consolidated operating revenue from continuing operations) consists principally of continuing monthly fees based upon the franchisee’s customer level revenue. Monthly fee revenue is recognized when the related customer level revenue is reported by the franchisee and collectability is reasonably assured. Franchise revenue also includes initial fees resulting from the sale of a franchise or license. These initial franchise or license fees are pre-established fixed amounts and are recognized as revenue when collectability is reasonably assured and all material services or conditions relating to the sale have been substantially performed. Total profits from the franchised operations were $73.0 million, $74.1 million and $70.9 million for the years ended December 31, 2012, 2011 and 2010, respectively. Consolidated operating loss from continuing operations was $532.8 million for the year ended December 31, 2012 and consolidated operating income was $375.5 million and $306.7 million for the years ended December 31, 2011 and 2010, respectively. The Company evaluates the performance of its franchise businesses based primarily on operating profit before corporate general and administrative expenses, interest expense and amortization of intangible assets. The portion of total franchise fee income related to initial fees received from the sale of franchises was immaterial to the Company’s Consolidated Financial Statements for all periods.

Revenues are presented net of sales taxes collected and remitted to government taxing authorities in the accompanying Consolidated Statements of Operations and Comprehensive (Loss) Income.

The Company had $483.9 million and $473.2 million of deferred revenue as of December 31, 2012 and 2011, respectively. Deferred revenue consists primarily of payments received for annual contracts relating to home warranties, termite baiting, termite inspection, pest control and lawn care services.

Deferred Customer Acquisition Costs:  Customer acquisition costs, which are incremental and direct costs of obtaining a customer, are deferred and amortized over the life of the related contract in proportion to revenue recognized. These costs include sales commissions and direct selling costs which can be shown to have resulted in a successful sale. Deferred customer acquisition costs amounted to $33.9 million and $30.4 million as of December 31, 2012 and 2011, respectively.

Interim Reporting:  TruGreen has significant seasonality in its business. In the winter and spring, this business sells a series of lawn applications to customers which are rendered primarily in March through October (the production season). This business incurs incremental selling expenses at the beginning of the year that directly relate to successful sales for which the revenues are recognized in later quarters. On an interim basis, TruGreen defers these incremental selling expenses, pre-season advertising costs and annual repairs and maintenance costs that are incurred primarily in the first quarter. These costs are deferred and recognized in proportion to the revenue generated over the production season and are not deferred beyond the calendar year-end. Other business segments of the Company also defer, on an interim basis, advertising costs incurred early in the year. These pre-season costs are deferred and recognized approximately in proportion to revenue over the balance of the year and are not deferred beyond the calendar year-end.

Advertising:  As discussed in the “Interim Reporting” note above, certain pre-season advertising costs are deferred and recognized approximately in proportion to the revenue over the year. Certain other advertising costs are expensed when the advertising occurs. The cost of direct-response advertising at Terminix, consisting primarily of direct-mail promotions, is capitalized and amortized over its expected period of future benefits. Advertising expense for the years ended December 31, 2012, 2011 and 2010 was $163.9 million, $161.0 million and $159.2 million, respectively.

Inventory:  Inventories are recorded at the lower of cost (primarily on a weighted-average cost basis) or market. The Company’s inventory primarily consists of finished goods to be used on the customers’ premises or sold to franchisees.

Property and Equipment, Intangible Assets and Goodwill:

Property and equipment consist of the following:

	Balance as of December 31,		Estimated Useful Lives
(In millions)	2012	2011	(Years)
Land	$21.7	$22.9	N/A
Buildings and improvements	77.4	76.0	10 - 40
Technology and communications	259.0	207.0	3 - 7

	Balance as of December 31,		Estimated Useful Lives
(In millions)	2012	2011	(Years)
Machinery, production equipment and vehicles	255.7	216.7	3 - 9
Office equipment, furniture and fixtures	19.7	19.2	5 - 7
	633.5	541.8
Less accumulated depreciation	(293.5)	(235.0)
Net property and equipment	$340.0	$306.8

Depreciation of property and equipment, including depreciation of assets held under capital leases, was $80.9 million, $72.1 million and $60.6 million for the years ended December 31, 2012, 2011 and 2010, respectively.

Intangible assets consisted primarily of goodwill in the amount of $2.412 billion and $3.162 billion, indefinite-lived trade names in the amount of $2.215 billion and $2.334 billion, and other intangible assets in the amount of $158.7 million and $210.0 million as of December 31, 2012 and 2011, respectively.

Fixed assets and intangible assets with finite lives are depreciated and amortized on a straight-line basis over their estimated useful lives. These lives are based on the Company’s previous experience for similar assets, potential market obsolescence and other industry and business data. As required by accounting standards for the impairment or disposal of long-lived assets, the Company’s long-lived assets, including fixed assets and intangible assets (other than goodwill), are tested for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. If the carrying value is no longer recoverable based upon the undiscounted future cash flows of the asset, an impairment loss would be recognized equal to the difference between the carrying amount and the fair value of the asset. Changes in the estimated useful lives or in the asset values could cause the Company to adjust its book value or future expense accordingly.

As required under accounting standards for goodwill and other intangibles, goodwill is not subject to amortization, and intangible assets with indefinite useful lives are not amortized until their useful lives are determined to no longer be indefinite. Goodwill and intangible assets that are not subject to amortization are subject to assessment for impairment by applying a fair-value based test on an annual basis or more frequently if circumstances indicate a potential impairment. The Company adopted the provisions of ASU 2011-08, “Testing Goodwill for Impairment,” in the fourth quarter of 2011. This ASU gives entities the option of performing a qualitative assessment before calculating the fair value of a reporting unit in Step 1 of the goodwill impairment test. If entities determine, on the basis of qualitative factors, that the fair value of a reporting unit is more likely than not greater than its carrying amount, the two-step impairment test would not be required. For the 2012 annual goodwill impairment review performed as October 1, 2012, the Company did not perform qualitative assessments on any reporting units, but instead completed Step 1 of the goodwill impairment test for all reporting units. For the 2011 annual goodwill impairment review performed as of October 1, 2011, the Company performed qualitative assessments on the Terminix, American Home Shield and ServiceMaster Clean reporting units. Based on these assessments, the Company determined that, more likely than not, the fair values of Terminix, American Home Shield and ServiceMaster Clean were greater than their respective carrying amounts. As a result, the two-step goodwill impairment test was not performed for Terminix, American Home Shield and ServiceMaster Clean in 2011.

As permitted under accounting standards for goodwill and other intangibles prior to the adoption of ASU 2011-08, the Company carried forward a reporting unit’s valuation from the most recent valuation under the following conditions: the assets and liabilities of the reporting unit have not changed significantly since the most recent fair value calculation, the most recent fair value calculation resulted in an amount that exceeded the carrying amount of the reporting unit by a substantial margin and, based on the facts and circumstances of events that have occurred since the last fair value determination, the likelihood that a current fair value calculation would result in an impairment would be remote. For the 2010 annual goodwill impairment review performed as of October 1, 2010, the Company carried forward the valuations of the Terminix and ServiceMaster Clean reporting units completed as of October 1, 2009. The Company did not carry forward the valuations for any trade names for the 2010 annual trade name impairment review.

Goodwill impairment is determined using a two-step process. The first step involves a comparison of the estimated fair value of a reporting unit to its carrying amount, including goodwill. In performing the first step, the Company determines the fair value of a reporting unit using a combination of a DCF analysis, a market-based comparable approach and a market-based transaction approach. Determining fair value requires the exercise of significant judgment, including judgment about appropriate discount rates, terminal growth rates, the amount and timing of expected future cash flows, as well as relevant comparable company earnings multiples for the market-based comparable approach and relevant transaction multiples for the market-based transaction approach. The cash flows employed in the DCF analyses are based on the Company’s most recent budget and, for years beyond the budget, the Company’s estimates, which are based on estimated growth rates. The discount rates used in the DCF analyses are intended to reflect the risks inherent in the future cash flows of the respective reporting units. In addition, the market-based comparable and transaction approaches utilize comparable company public trading values, comparable company historical results, research analyst estimates and, where available, values observed in private market transactions. If the estimated fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is not impaired and the second step of the impairment test is not necessary. If the carrying amount of a reporting unit exceeds its estimated fair value, then the second step of the goodwill impairment test must be performed. The second step of the goodwill impairment test compares the implied fair value of the reporting unit’s goodwill with its goodwill carrying amount to measure the amount of impairment, if any. The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination. In other words, the estimated fair value of the reporting unit is allocated to all of the assets and liabilities of that unit (including any unrecognized intangible assets) as if the reporting unit had been acquired in a business combination and the fair value of the reporting unit was the purchase price paid. If the carrying amount of the reporting unit’s goodwill exceeds the implied fair value of that goodwill, an impairment is recognized in an amount equal to that excess.

The impairment test for other intangible assets not subject to amortization involves a comparison of the estimated fair value of the intangible asset with its carrying value. If the carrying value of the intangible asset exceeds its fair value, an impairment loss is recognized in an amount equal to that excess. The estimates of fair value of intangible assets not subject to amortization are determined using a DCF valuation analysis. The DCF methodology used to value trade names is known as the relief from royalty method and entails identifying the hypothetical cash flows generated by an assumed royalty rate that a third party would pay to license the trade names and discounting them back to the valuation date. Significant judgments inherent in this analysis include the selection of appropriate discount rates and hypothetical royalty rates, estimating the amount and timing of estimated future cash flows attributable to the hypothetical royalty rates and identification of appropriate terminal growth rate assumptions. The discount rates used in the DCF analyses are intended to reflect the risk inherent in the projected future cash flows generated by the respective intangible assets.

Goodwill and indefinite-lived intangible assets, primarily the Company’s trade names, are assessed annually for impairment during the fourth quarter or earlier upon the occurrence of certain events or substantive changes in circumstances. The Company performed an interim goodwill impairment analysis at TruGreen as of September 30, 2012 that resulted in a pre-tax non-cash goodwill impairment of $794.2 million. During the fourth quarter of 2012, the Company finalized its September 30, 2012 TruGreen valuation resulting in a $4.0 million adjustment to goodwill decreasing the 2012 goodwill impairment charge to $790.2 million. The Company’s 2012, 2011, and 2010 annual impairment analyses, which were performed as of October 1 of each year, did not result in any goodwill impairments.

The Company performed an interim trade name impairment analysis at TruGreen as of June 30, 2012 resulting in a pre-tax non-cash trade name impairment charge of $67.7 million recorded in the second quarter of 2012. Further, the Company performed an interim trade name impairment analysis at TruGreen as of September 30, 2012 resulting in a pre-tax non-cash trade name impairment charge of $51.0 million recorded in the third quarter of 2012.

The Company’s annual trade name impairment analyses, which were performed as of October 1 of each year, resulted in pre-tax non-cash impairment of $36.7 million in 2011 related to the TruGreen trade name. The Company’s October 1, 2012 and 2010 trade name impairment analyses did not result in any trade name impairments. The impairment charges by business segment for the years ended December 31, 2012 and 2011, as well as the remaining value of the trade names not subject to amortization by business segment as of December 31, 2012 and 2011 are as follows:

(In thousands)	Terminix	TruGreen	American Home Shield	ServiceMaster Clean	Other Operations & Headquarters(1)	Total
Balance at December 31, 2009 and 2010	$875,100	$762,200	$140,400	$152,600	$439,900	$2,370,200
2011 Impairment	—	(36,700)	—	—	—	(36,700)
Balance at December 31, 2011	875,100	725,500	140,400	152,600	439,900	2,333,500
2012 Impairment	—	(118,700)	—	—	—	(118,700)
Balance at December 31, 2012	$875,100	$606,800	$140,400	$152,600	$439,900	$2,214,800

(1)              The Other Operations and Headquarters segment includes Merry Maids.

The goodwill impairment charge recorded in 2012 was primarily attributable to a decline in forecasted 2012 cash flows and a decrease in projected future growth in cash flows at TruGreen over a defined projection period as of September 30, 2012 compared to the projections used in the previous annual impairment assessment performed on October 1, 2011. The changes in projected cash flows at TruGreen were in part a consequence of the shift in strategy for TruGreen described in “Segment Review—TruGreen Segment” in Management’s Discussion and Analysis in Item 7 of this Form 10-K. Although the Company projected future growth in cash flows at TruGreen as a part of its September 30, 2012 impairment analysis, total cash flows and projected growth in those cash flows were lower than that projected at the time TruGreen was tested for impairment in 2011. The long-term growth rates used in the impairment tests at September 30, 2012 and October 1, 2011 were the same and in line with historical U.S. gross domestic product growth rates. The discount rate used in the September 30, 2012 impairment test was 50 bps lower than the discount rate used in the October 1, 2011 impairment test for TruGreen. The decrease in the discount rate is primarily attributable to changes in market conditions which indicated an improved outlook for the U.S. financial markets since the last analysis in 2011.

Based on the revenue results at TruGreen in the first six months of 2012 and a then lower revenue outlook for the remainder of 2012 and future years, the Company concluded that there was an impairment indicator requiring the performance of an interim indefinite-lived intangible asset impairment test for the TruGreen trade name as of June 30, 2012. That impairment analysis resulted in a $67.7 million impairment charge recorded in the second quarter of 2012. Based on the revenue results of TruGreen in the third quarter of 2012 and the revised outlook for the remainder of the year and future years, the Company performed another impairment analysis on its TruGreen trade name to determine its fair value as of September 30, 2012. Based on the revised projected revenue for TruGreen as compared to the projections used in the second quarter 2012 impairment test, the Company determined the fair value attributable to the TruGreen trade name was less than its carrying value by $51.0 million, which was recorded as a trade name impairment in the third quarter of 2012.

The impairment charge recorded in the second quarter of 2012 was primarily attributable to a decrease in projected future growth in revenue at TruGreen over a defined projection period as of June 30, 2012 compared to the projections used in the previous annual impairment assessment performed on October 1, 2011. The third quarter impairment charge was primarily attributable to a further reduction in projected revenue growth as compared to expectations in the second quarter of 2012. Although the Company projected future growth in revenue at TruGreen over a defined projection period as a part of its September 30, 2012 impairment analysis, such growth was lower than the revenue growth projected at the time the trade name was tested for impairment in the second quarter of 2012. The long-term revenue growth rates used for periods after the defined projection period in the impairment tests at September 30, 2012, June 30, 2012 and October 1, 2011 were the same and in line with historical U.S. gross domestic product growth rates. The discount rates used in the September 30, 2012 and June 30, 2012 impairment tests were the same, but were 50 bps lower than the discount rate used in the October 1, 2011 impairment test for the TruGreen trade name. The decrease in the discount rate from 2011 is primarily attributable to changes in market conditions which indicated an improved outlook for the U.S. financial markets since the last analysis.

The impairment charge in 2011 was primarily attributable to the use of higher discount rates in the DCF valuation analyses as compared to the discount rates used in the 2010 impairment analyses. Although the projected future growth in cash flows in 2011 were slightly higher than in the 2010 valuation, the increase in the discount rates more than offset the improved cash flows. The increase in the discount rates is primarily attributable to changes in market conditions which indicated a lower risk tolerance in 2011 as compared to 2010. This lower risk tolerance is exhibited through the marketplace’s desire for higher returns in order to accept market risk. The long-term revenue growth rates used in the analyses for the October 1, 2011 and 2010 impairment tests were the same and in line with historical U.S. gross domestic product growth rates.

As a result of the trade name impairment recorded in 2012, the carrying value of the TruGreen trade name was adjusted to its estimated fair value as of September 30, 2012. Any further decline in the estimated fair value of this trade name will result in additional trade name impairment. It is possible that such impairment, if required, could be material and may need to be recorded prior to the fourth quarter of 2013 (i.e., during an interim period) if the Company’s results of operations or other factors require an impairment test at an interim date.

Fair Value of Financial Instruments and Credit Risk:  See Note 19 for information relating to the fair value of financial instruments.

Financial instruments, which potentially subject the Company to financial and credit risk, consist principally of investments and receivables. Investments consist primarily of publicly traded debt and common equity securities. The Company periodically reviews its portfolio of investments to determine whether there has been an other than temporary decline in the value of the investments from factors such as deterioration in the financial condition of the issuer or the market(s) in which it competes. The majority of the Company’s receivables have little concentration of credit risk due to the large number of customers with relatively small balances and their dispersion across geographical areas. The Company maintains an allowance for losses based upon the expected collectability of receivables.

Income Taxes:  The Company is included in the consolidated U.S. federal income tax return of Holdings. State and local returns are filed both on a separate company basis and on a combined unitary basis with Holdings. Current and deferred income taxes are provided for on a separate company basis. The Company accounts for income taxes using an asset and liability approach for the expected future tax consequences of events that have been recognized in the Company’s financial statements or tax returns. Deferred income taxes are provided to reflect the differences between the tax bases of assets and liabilities and their reported amounts in the financial statements. Valuation allowances are established when necessary to reduce deferred income tax assets to the amounts expected to be realized.

The Company records a liability for unrecognized tax benefits resulting from uncertain tax positions taken or expected to be taken in its tax return. The Company recognizes potential interest and penalties related to its uncertain tax positions in income tax expense.

Stock-Based Compensation:  The Company accounts for stock-based compensation under accounting standards for share based payments, which require that stock options, restricted stock units and share grants be measured at fair value and this value is recognized as compensation expense over the vesting period.

Newly Issued Accounting Statements and Positions:

In May 2011, the Financial Accounting Standards Board (“FASB”) issued ASU 2011-04, “Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards (“IFRS”).” This ASU is the result of joint efforts by the FASB and the International Accounting Standards Board to develop converged guidance on how to measure fair value and what disclosures to provide about fair value measurements. The ASU is largely consistent with existing fair value measurement principles in U.S. GAAP; however, it expands existing disclosure requirements for fair value measurements and makes other amendments, many of which eliminate unnecessary wording differences between U.S. GAAP and IFRS. This ASU is effective for interim and annual periods beginning after December 15, 2011 (calendar year 2012). The Company adopted the required provisions of this standard during the first quarter of 2012. The adoption of this standard did not have a material impact on the Company’s consolidated financial statements.

In June 2011, the FASB issued ASU 2011-05, “Presentation of Comprehensive Income,” to eliminate the option to present components of other comprehensive income as part of the statement of changes in stockholders’ equity and require that all non-owner changes in stockholders’ equity be presented either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In both options, an entity is required to present each component of net income along with total net income, each component of other comprehensive income along with a total for other comprehensive income, and a total amount for comprehensive income. In December 2011, the FASB issued ASU 2011-12, “Comprehensive Income,” to effectively defer the changes from ASU 2011-05 that relate to the presentation of reclassification adjustments out of accumulated other comprehensive income. The amendments will be temporary to allow the Board time to redeliberate the presentation requirements for reclassifications out of accumulated other comprehensive income for annual and interim financial statements. This standard is effective for fiscal years, and interim periods within those years, beginning after December 15, 2011 (calendar year 2012) and must be applied retrospectively to all periods upon adoption. The Company adopted the required provisions of this standard during the first quarter of 2012. The adoption of this standard changed the presentation of the Company’s consolidated financial statements.

In July 2012, the FASB issued ASU 2012-02, “Intangibles—Goodwill and Other: Testing Indefinite-Lived Intangible Assets for Impairment,” which amends the guidance on testing indefinite-lived intangible assets, other than goodwill, for impairment. This standard allows an entity testing an indefinite-lived intangible asset for impairment the option of performing a qualitative assessment before calculating the fair value of the asset. If entities determine, on the basis of the qualitative assessment, that the fair value of the indefinite-lived intangible asset is more likely than not greater than its carrying amount, the quantitative impairment test would not be required. Otherwise, further testing would be needed. This standard revises the examples of events and circumstances that an entity should consider in interim periods, but it does not revise the requirements to test (1) indefinite-lived intangible assets annually for impairment and (2) between annual tests if there is a change in events or circumstances. The amendments in this standard are effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012. The adoption of this standard is not expected to have a material impact on the Company’s consolidated financial statements.

Note 2. Acquisition of ServiceMaster

On the Closing Date, ServiceMaster was acquired pursuant to the Merger, and, immediately following the completion of the Merger, all of the outstanding common stock of Holdings, the ultimate parent company of ServiceMaster, was owned by investment funds sponsored by, or affiliated with, the Equity Sponsors.

Equity contributions totaling $1.431 billion, together with (i) borrowings under a then new $1.150 billion senior unsecured interim loan facility, (the “Interim Loan Facility”), (ii) borrowings under a then new $2.650 billion Term Loan Facility, and (iii) cash on hand at ServiceMaster, were used, among other things, to finance the aggregate Merger consideration, to make payments in satisfaction of other equity-based interests in ServiceMaster under the Merger agreement, to settle existing interest rate swaps, to redeem or provide for the repayment of certain of the Company’s existing indebtedness and to pay related transaction fees and expenses. In addition, letters of credit issued under a new $150.0 million pre-funded letter of credit facility were used to replace and/or secure letters of credit previously issued under a ServiceMaster credit facility that was terminated as of the Closing Date. On the Closing Date, the Company also entered into, but did not then draw under, the Revolving Credit Facility.

In connection with the Merger and the related transactions (the “Transactions”), ServiceMaster retired certain of its existing indebtedness, including ServiceMaster’s $179.0 million, 7.875 percent notes due August 15, 2009 (the “2009 Notes”). On the Closing Date, the 2009 Notes were called for redemption, and they were redeemed on August 29, 2007. Additionally, the Company utilized a portion of the proceeds from the Term Facilities to repay at maturity ServiceMaster’s $49.2 million, 6.95 percent notes due August 15, 2007.

The Interim Loan Facility matured on July 24, 2008. On the maturity date, outstanding amounts under the Interim Loan Facility were converted on a one-to-one basis into the 2015 Notes. The 2015 Notes were issued pursuant to a refinancing indenture. In connection with the issuance of the 2015 Notes, ServiceMaster entered into the Registration Rights Agreement, pursuant to which ServiceMaster filed with the SEC a registration statement with respect to the resale of the 2015 Notes, which was declared effective on January 16, 2009. ServiceMaster deregistered the 2015 Notes in accordance with the terms of the Registration Rights Agreement, and the effectiveness of the registration statement was terminated on November 19, 2009. See Note 12 for a description of the Company’s indebtedness.

Upon consummation of the Merger, ServiceMaster de-listed its shares of common stock from the New York Stock Exchange (the “NYSE”) and deregistered under Section 12 of the Securities Exchange Act of 1934. The last day of trading of ServiceMaster common stock on the NYSE was July 24, 2007.

Note 3. Business Segment Reporting

The business of the Company is conducted through five reportable segments: Terminix, TruGreen, American Home Shield, ServiceMaster Clean and Other Operations and Headquarters.

In accordance with accounting standards for segments, the Company’s reportable segments are strategic business units that offer different services. The Terminix segment provides termite and pest control services to residential and commercial customers and distributes pest control products. The TruGreen segment provides residential and commercial lawn, tree and shrub care services. The American Home Shield segment provides home warranties and preventative maintenance contracts for household systems and appliances. The ServiceMaster Clean segment provides residential and commercial disaster restoration, janitorial and cleaning services through franchises primarily under the ServiceMaster and ServiceMaster Clean brand names, on-site wood furniture repair and restoration services primarily under the Furniture Medic brand name and home inspection services primarily under the AmeriSpec brand name. The Other Operations and Headquarters segment includes the franchised and company-owned operations of Merry Maids, which provide home cleaning services. The Other Operations and Headquarters segment also includes SMAC, our financing subsidiary exclusively dedicated to providing financing to our franchisees and retail customers of our operating units, and the Company’s headquarters operations, which provide various technology, marketing, finance, legal and other support services to the business units. The composition of our reportable segments is consistent with that used by our chief operating decision maker to evaluate performance and allocate resources.

Information regarding the accounting policies used by the Company is described in Note 1. The Company derives substantially all of its revenue from customers and franchisees in the United States with less than two percent generated in foreign markets. Operating expenses of the business units consist primarily of direct costs. Identifiable assets are those used in carrying out the operations of the business unit and include intangible assets directly related to its operations.

Segment information for continuing operations is presented below:

	Year Ended December 31,
(In thousands)	2012	2011	2010
Operating Revenue:
Terminix	$1,265,417	$1,193,075	$1,157,346
TruGreen	979,081	1,100,741	1,096,667
American Home Shield	720,860	686,737	656,572
ServiceMaster Clean	139,441	138,691	132,132
Other Operations and Headquarters	88,482	86,628	84,677
Total Operating Revenue	$3,193,281	$3,205,872	$3,127,394
Operating Income (Loss):(1)(2)(3)
Terminix	$236,160	$220,622	$199,750
TruGreen	(805,022)	129,324	112,312
American Home Shield	126,098	94,869	68,380
ServiceMaster Clean	54,435	57,674	55,450
Other Operations and Headquarters	(144,433)	(127,029)	(129,200)
Total Operating (Loss) Income	$(532,762)	$375,460	$306,692
Identifiable Assets:
Terminix	$2,591,967	$2,601,869	$2,615,388
TruGreen	1,200,063	2,087,055	2,103,341
American Home Shield	976,280	954,599	956,089
ServiceMaster Clean	373,314	370,526	385,287
Other Operations and Headquarters	1,269,290	1,132,757	954,583
Total Identifiable Assets(4)	$6,410,914	$7,146,806	$7,014,688
Depreciation & Amortization Expense:
Terminix	$75,713	$75,347	$67,761
TruGreen	45,729	41,929	66,069
American Home Shield	8,606	27,331	42,259
ServiceMaster Clean	5,071	6,150	7,106
Other Operations and Headquarters	11,123	12,679	13,430
Total Depreciation & Amortization Expense(5)	$146,242	$163,436	$196,625
Capital Expenditures:
Terminix	$13,623	$23,457	$32,380
TruGreen	29,079	44,714	49,014
American Home Shield	15,087	17,529	8,031
ServiceMaster Clean	454	935	435
Other Operations and Headquarters	14,985	9,905	44,374
Total Capital Expenditures	$73,228	$96,540	$134,234

(1)              Presented below is a reconciliation of segment operating (loss) income to (loss) income from continuing operations before income taxes:

	Year Ended December 31,
(In thousands)	2012	2011	2010
Total Segment Operating (Loss) Income	$(532,762)	$375,460	$306,692
Non-operating Expense (Income):
Interest expense	246,284	273,123	286,933
Interest and net investment income	(7,845)	(10,886)	(9,358)
Loss on extinguishment of debt	55,554	774	—
Other expense	622	700	733
(Loss) Income from Continuing Operations before Income Taxes	$(827,377)	$111,749	$28,384

(2)              As described in Note 1, includes, as a result of the Company’s impairment testing of indefinite-lived intangible assets, pre-tax non-cash impairment charges of $908.9 million recorded in the year ended December 31, 2012 to reduce the carrying value of TruGreen’s goodwill and the TruGreen trade name and $36.7 million recorded in the year ended December 31, 2011 to reduce the carrying value of the TruGreen trade name. There were no similar impairment charges included in continuing operations in 2010.

(3)              Includes restructuring charges (credits) primarily related to a branch optimization project at Terminix, a reorganization of field leadership and a restructuring of branch operations at TruGreen, a reorganization of leadership at American Home Shield and ServiceMaster Clean, an initiative to enhance capabilities and reduce costs in our centers of excellence at Other Operations and Headquarters and other restructuring costs. Presented below is a summary of restructuring charges (credits) by segment:

	Year Ended December 31,
(In thousands)	2012	2011	2010
Restructuring charges (credits):
Terminix	$3,652	$3,560	$3,491
TruGreen	3,241	1,115	6,922
American Home Shield	647	—	(127)
ServiceMaster Clean	1,370	36	71
Other Operations and Headquarters	9,267	3,451	1,091
Total restructuring charges	$18,177	$8,162	$11,448

(4)              Assets of discontinued operations are not included in the business segment table.

(5)              There are no adjustments necessary to reconcile total depreciation and amortization as presented in the business segment table to the consolidated totals. Amortization of debt issue costs is not included in the business segment table.

The Other Operations and Headquarters segment includes the operations of Merry Maids, as well as the Company’s headquarters function. The Merry Maids operations reported revenue of $82.0 million, $81.0 million and $78.6 million for the years ended December 31, 2012, 2011 and 2010, respectively, and operating income of $14.3 million, $18.0 million and $16.9 million for the years ended December 31, 2012, 2011 and 2010, respectively.

See Note 4 for information relating to segment goodwill.

Note 4. Goodwill and Intangible Assets

In accordance with applicable accounting standards, goodwill and intangible assets that are not amortized are subject to assessment for impairment by applying a fair-value based test on an annual basis or more frequently if circumstances indicate a potential impairment. As described in Note 1, the 2012 and 2011 results include pre-tax non-cash impairment charges of $908.9 million and $36.7 million, respectively, to reduce the carrying value of goodwill and trade names as a result of the Company’s annual and interim impairment testing of goodwill and indefinite-lived intangible assets. There were no similar impairment charges included in continuing operations in 2010.

During the years ended December 31, 2012 and 2011, the increase in goodwill and other intangible assets related primarily to tuck-in acquisitions completed throughout the period by Terminix, TruGreen and Merry Maids.

The table below summarizes the goodwill balances by segment for continuing operations:

(In thousands)	Terminix	TruGreen	American Home Shield	ServiceMaster Clean	Other Operations & Headquarters	Total
Balance at December 31, 2010	$1,397,414	$1,191,071	$347,783	$135,894	$53,131	$3,125,293
Acquisitions	27,789	11,682	—	—	—	39,471
Other(1)	(685)	(831)	(210)	(217)	(841)	(2,784)
Balance at December 31, 2011	1,424,518	1,201,922	347,573	135,677	52,290	3,161,980
Impairment charge	—	(790,173)	—	—	—	(790,173)
Acquisitions	34,220	5,586	—	—	1,211	41,017
Other(1)	(248)	(266)	(93)	92	(58)	(573)
Balance at December 31, 2012	$1,458,490	$417,069	$347,480	$135,769	$53,443	$2,412,251

(1)              Reflects the impact of the amortization of tax deductible goodwill and foreign exchange rate changes. For 2011, the amount shown in the Other Operations & Headquarters column also reflects $0.8 million related to the sale of certain Merry Maids company-owned branches to existing and new franchisees.

Accumulated impairment losses as of December 31, 2012 were $790.2 million and related entirely to the TruGreen reporting unit. There were no accumulated impairment losses as of December 31, 2011.

The table below summarizes the other intangible asset balances for continuing operations:

	December 31, 2012			December 31, 2011
(In thousands)	Gross	Accumulated Amortization	Net	Gross	Accumulated Amortization	Net
Trade names(1)	$2,214,800	$—	$2,214,800	$2,333,500	$—	$2,333,500
Customer relationships	697,264	(592,724)	104,540	683,324	(539,638)	143,686
Franchise agreements	88,000	(48,649)	39,351	88,000	(42,406)	45,594
Other	59,117	(44,339)	14,778	58,471	(37,712)	20,759
Total	$3,059,181	$(685,712)	$2,373,469	$3,163,295	$(619,756)	$2,543,539

(1)              Not subject to amortization.

Amortization expense of $65.3 million, $91.4 million and $136.0 million was recorded in the years ended December 31, 2012, 2011 and 2010, respectively. For the existing intangible assets, the Company anticipates amortization expense of $54.1 million, $46.5 million, $25.3 million, $5.5 million and $4.2 million in 2013, 2014, 2015, 2016 and 2017, respectively.

Note 5. Income Taxes

As of December 31, 2012, 2011 and 2010, the Company had $8.3 million, $9.0 million and $13.7 million, respectively, of tax benefits primarily reflected in state tax returns that have not been recognized for financial reporting purposes (“unrecognized tax benefits”). At December 31, 2012 and 2011, $8.3 million and $9.0 million, respectively, of unrecognized tax benefits would impact the effective tax rate if recognized. A reconciliation of the beginning and ending amount of gross unrecognized tax benefits is as follows:

	Year Ended December 31,
(In millions)	2012	2011	2010
Gross unrecognized tax benefits at beginning of period	$9.0	$13.7	$15.4
Increases in tax positions for prior years	0.3	1.1	0.3
Decreases in tax positions for prior years	(0.4)	(2.1)	(1.9)
Increases in tax positions for current year	0.9	1.1	1.0
Lapse in statute of limitations	(1.5)	(4.8)	(1.1)
Gross unrecognized tax benefits at end of period	$8.3	$9.0	$13.7

Up to $0.9 million of the Company’s unrecognized tax benefits could be recognized within the next 12 months. As of December 31, 2011, the Company believed that it was reasonably possible that a decrease of up to $1.6 million in unrecognized tax benefits would have occurred during the year ended December 31, 2012. During the year ended December 31, 2012 unrecognized tax benefits actually decreased by $1.9 million as a result of the closing of certain state audits and the expiration of statutes of limitation.

The Company files consolidated and separate income tax returns in the United States federal jurisdiction and in many state and foreign jurisdictions. The Company has been audited by the United States Internal Revenue Service (“IRS”) through its year ended December 31, 2010, and is no longer subject to state and local or foreign income tax examinations by tax authorities for years before 2004.

In the ordinary course of business, the Company is subject to review by domestic and foreign taxing authorities. For U.S. federal income tax purposes, the Company participates in the IRS’s Compliance Assurance Process whereby its U.S. federal income tax returns are reviewed by the IRS both prior to and after their filing. The U.S. federal income tax returns filed by the Company through the year ended December 31, 2010 have been audited by the IRS. In the first quarter of 2012, the IRS completed the audits of the Company’s tax returns for the year ended December 31, 2010 with no adjustments or additional payments. The Company’s tax returns for the year ended December 31, 2011 are under audit, which is expected to be completed by the second quarter of 2013. The IRS commenced examinations of the Company’s U.S. federal income tax returns for 2012 in the first quarter of 2012. The examination is anticipated to be completed by the second quarter of 2014. Nine state tax authorities are in the process of auditing state income tax returns of various subsidiaries.

The Company’s policy is to recognize potential interest and penalties related to its tax positions within the tax provision. During the years ended December 31, 2012 and 2011, the Company reversed interest expense of $0.2 million and $1.7 million, respectively, through the tax provision. During the year ended December 31, 2010, the Company recognized interest expense of $0.6 million through the tax provision. During the years ended December 31, 2012 and 2011, the Company reversed penalties of $0.1 million and $0.3 million, respectively, through the tax provision. No tax penalties were recorded through the provision during the year ended December 31, 2010. As of December 31, 2012 and 2011, the Company had accrued for the payment of interest and penalties of $1.2 million and $1.4 million, respectively.

The components of our (loss) income from continuing operations before income taxes are as follows:

	Year Ended December 31,
(in thousands)	2012	2011	2010
U.S.	$(821,122)	$108,603	$22,877
Foreign	(6,255)	3,146	5,507
Total	$(827,377)	$111,749	$28,384

The reconciliation of income tax computed at the U.S. federal statutory tax rate to the Company’s effective income tax rate for continuing operations is as follows:

	Year Ended December 31,
	2012	2011	2010
Tax at U.S. federal statutory rate	35.0%	35.0%	35.0%
State and local income taxes, net of U.S. federal benefit	3.2	1.8	0.4
Tax credits	0.2	(2.3)	(9.2)
Nondeductible goodwill	(24.8)	—	—
Other permanent items	(0.2)	1.5	9.2
Unremitted foreign earnings	—	—	4.5
Other, including foreign rate differences and reserves	0.4	3.3	(1.3)
Effective rate	13.8%	39.3%	38.6%

The effective tax rate for discontinued operations for the years ended December 31, 2012, 2011 and 2010 was a tax benefit of 91.9 percent, 42.3 percent and 35.9 percent, respectively. The effective tax rate for the year ending December 31, 2012 was impacted by an adjustment to the estimated tax benefit of goodwill in connection with the sale of TruGreen LandCare in 2011.

Income tax expense from continuing operations is as follows:

	2012
(In thousands)	Current	Deferred	Total
U.S. federal	$(319)	$(104,008)	$(104,327)
Foreign	2,544	(2,934)	(390)
State and local	7,274	(16,817)	(9,543)
	$9,499	$(123,759)	$(114,260)

	2011
(In thousands)	Current	Deferred	Total
U.S. federal	$2,103	$39,946	$42,049
Foreign	3,284	(3,984)	(700)
State and local	3,477	(914)	2,563
	$8,864	$35,048	$43,912

	2010
(In thousands)	Current	Deferred	Total
U.S. federal	$574	$8,446	$9,020
Foreign	1,847	259	2,106
State and local	4,069	(4,250)	(181)
	$6,490	$4,455	$10,945

Deferred income tax expense results from timing differences in the recognition of income and expense for income tax and financial reporting purposes. Deferred income tax balances reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting and income tax purposes. The deferred tax asset primarily reflects the impact of future tax deductions related to the Company’s accruals and certain net operating loss carryforwards. The deferred tax liability is primarily attributable to the basis differences related to intangible assets. Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized. The valuation allowance for deferred tax assets as of December 31, 2012 was $6.0 million. The net change in the total valuation allowance for the year ended December 31, 2012 was a decrease of $0.3 million and was primarily attributable to the reduction of net operating loss carryforwards and other tax attributes related to the dissolution of certain subsidiaries.

Significant components of the Company’s deferred tax balances are as follows:

	December 31,
(In thousands)	2012	2011
Deferred tax assets (liabilities):
Current:
Prepaid expenses	$(15,812)	$(14,240)
Receivables allowances	13,365	13,343
Accrued insurance expenses	5,758	8,231
Current reserves	5,925	5,398
Accrued expenses and other	23,935	27,337
Net operating loss and tax credit carryforwards	74,328	50,540
Total current asset	107,499	90,609
Long-Term:
Intangible assets(1)	(937,746)	(1,061,604)
Accrued insurance expenses	3,735	4,640
Net operating loss and tax credit carryforwards	73,688	102,558
Other long-term obligations	(67,935)	(76,011)
Less valuation allowance	(6,013)	(6,276)
Total long-term liability	(934,271)	(1,036,693)
Net deferred tax liability	$(826,772)	$(946,084)

(1)              The deferred tax liability relates primarily to the difference in the tax versus book basis of intangible assets. The majority of this liability will not actually be paid unless certain business units of the Company are sold.

As of December 31, 2012, the Company had deferred tax assets, net of valuation allowances, of $131.7 million for federal and state net operating loss and capital loss carryforwards which expire at various dates up to 2031. The Company also had deferred tax assets, net of valuation allowances, of $10.3 million for federal and state credit carryforwards which expire at various dates up to 2031.

For the year ended December 31, 2011, the Company reorganized certain foreign subsidiaries in conjunction with its international growth initiatives and evaluated its liquidity requirements in the U.S. and the capital requirements of its foreign subsidiaries. Based on these factors, the Company considers undistributed earnings of its foreign subsidiaries as of December 31, 2012 to be indefinitely reinvested. Accordingly, the Company has not recorded deferred taxes for U.S. or foreign withholding taxes on the excess of the amount for financial reporting purposes over the tax basis of investments in foreign subsidiaries that are essentially permanent in duration. This amount becomes taxable upon a repatriation of assets from the subsidiary or a sale or liquidation of the subsidiary. Determination of the amount of any unrecognized deferred income tax liability on this temporary difference is not practicable due to the complexities of the hypothetical calculation. The amount of cash associated with indefinitely reinvested foreign earnings was approximately $28.7 million and $24.1 million as of December 31, 2012 and 2011, respectively. The Company does not anticipate the need to repatriate funds to the United States to satisfy domestic liquidity needs arising in the ordinary course of business, including liquidity needs associated with our domestic debt service requirements.

Note 6. Acquisitions

Acquisitions have been accounted for using the acquisition method and, accordingly, the results of operations of the acquired businesses have been included in the Company’s Consolidated Financial Statements since their dates of acquisition. The assets and liabilities of these businesses were recorded in the financial statements at their estimated fair values as of the acquisition dates.

Current Year

During the year ended December 31, 2012, the Company completed several pest control and termite and lawn care acquisitions, along with several Merry Maids franchise acquisitions and the purchase of a distributor license agreement at ServiceMaster Clean. The total net purchase price for these acquisitions was $57.3 million. The Company recorded goodwill of $41.0 million and other intangibles of $16.8 million, related to these acquisitions.

Prior Years

During the year ended December 31, 2011, the Company completed several pest control and termite and lawn care acquisitions for a total net purchase price of $57.1 million. Related to these acquisitions, the Company recorded goodwill of $39.5 million and other intangibles of $16.2 million.

During the year ended December 31, 2010, the Company completed several pest control and termite and lawn care acquisitions, along with several Merry Maids franchise acquisitions, for a total net purchase price of $70.9 million. Related to these acquisitions, the Company recorded goodwill of $50.2 million and other intangibles of $17.6 million.

Cash Flow Information for Acquisitions

Supplemental cash flow information regarding the Company’s acquisitions, excluding the Merger, is as follows:

	Year Ended December 31,
(In thousands)	2012	2011	2010
Purchase price (including liabilities assumed)	$61,792	$58,844	$73,142
Less liabilities assumed	(4,499)	(1,700)	(2,243)
Net purchase price	$57,293	$57,144	$70,899
Net cash paid for acquisitions	$46,138	$44,365	$57,941
Seller financed debt	11,155	12,779	12,958
Payment for acquisitions	$57,293	$57,144	$70,899

Note 7. Discontinued Operations

In the first quarter of 2011, ServiceMaster concluded that TruGreen LandCare did not fit within the long-term strategic plans of the Company and committed to a plan to sell the business. On April 21, 2011, the Company entered into a purchase agreement to sell the TruGreen LandCare business, and the disposition was effective as of April 30, 2011. As a result of the decision to sell this business, a $34.2 million impairment charge ($21.0 million, net of tax) was recorded in loss from discontinued operations, net of income taxes, in the first quarter of 2011 to reduce the carrying value of TruGreen LandCare’s assets to their estimated fair value less cost to sell in accordance with applicable accounting standards. Upon completion of the sale, a $6.2 million loss on sale ($1.9 million, net of tax) was recorded. During the year ended December 31, 2012, upon finalization of certain post-closing adjustments and disputes, the Company recorded an additional $1.3 million loss on sale ($0.5 million gain, net of tax).

During the year ended December 31, 2010 the Company recorded a pre-tax non-cash impairment charge of $46.9 million ($28.7 million, net of tax) associated with the goodwill and trade name at its TruGreen LandCare business in loss from discontinued operations, net of income taxes.

Financial Information for Discontinued Operations

Loss from discontinued operations, net of income taxes, for all periods presented includes the operating results of TruGreen LandCare and the other previously sold businesses. The operating results of discontinued operations are as follows:

	Year Ended December 31,
(In thousands)	2012	2011	2010
Operating Results:
Operating revenue	$—	$75,765	$238,508
Operating loss(1)	(1,138)	(40,620)	(49,971)
Benefit for income taxes(1)	(453)	(15,461)	(17,973)
Operating loss, net of income taxes(1)	(685)	(25,159)	(31,998)
Gain (loss) on sale, net of income taxes	485	(1,857)	—
Loss from discontinued operations, net of income taxes(1)	$(200)	$(27,016)	$(31,998)

(1)              During 2011, a pre-tax non-cash impairment charge of $34.2 million ($21.0 million, net of tax) was recorded to reduce the carrying value of TruGreen LandCare’s assets to their estimated fair value less cost to sell in accordance with applicable accounting standards. Also includes goodwill and trade name impairments of $46.9 million ($28.7 million, net of tax) in 2010.

The table below summarizes the activity during the year ended December 31, 2012 for the remaining liabilities of previously sold businesses. The remaining obligations primarily relate to self-insurance claims and related costs. The Company believes that the remaining reserves continue to be adequate and reasonable.

(In thousands)	As of December 31, 2011	Cash Payments or Other	(Income) Expense	As of December 31, 2012
Remaining liabilities of discontinued operations:
ARS/AMS	$228	$(147)	$(2)	$79
Certified Systems, Inc. and other	2,100	(2,041)	—	59
InStar	279	24	49	352
TruGreen LandCare	268	(491)	638	415
Total liabilities of discontinued operations	$2,875	$(2,655)	$685	$905

Note 8. Restructuring Charges

The Company incurred restructuring charges of $18.2 million ($11.1 million, net of tax), $8.2 million ($5.0 million, net of tax) and $11.4 million ($7.0 million, net of tax) for the years ended December 31, 2012, 2011 and 2010, respectively. Restructuring charges were comprised of the following:

	Year Ended December 31,
(In thousands)	2012	2011	2010
Terminix branch optimization(1)	$3,652	$3,560	$2,352
TruGreen reorganization and restructuring(2)	3,241	1,115	6,922
American Home Shield reorganization(3)	647	—	—
ServiceMaster Clean reorganization(3)	1,370	—	—
Centers of excellence initiative(4)	9,267	3,416	—
Other(5)	—	71	2,174
Total restructuring charges	$18,177	$8,162	$11,448

(1)              For the years ended December 31, 2012 and 2011, these charges included severance costs of $0.4 million and $0.1 million, respectively. For the years ended December 31, 2012, 2011 and 2010, these charges included lease termination costs of $3.3 million, $3.5 million and $2.4 million, respectively.

(2)              For the years ended December 31, 2012, 2011 and 2010, these charges included severance costs of $2.7 million, $0.8 million and $1.8 million, respectively, and lease termination costs of $0.5 million, $0.3 million and $0.2 million, respectively. For the year ended December 31, 2010, these charges also included consulting fees and other costs of $4.7 million and $0.2 million, respectively.

(3)              For the year ended December 31, 2012, these charges included severance costs.

(4)              Represents restructuring charges related to an initiative to enhance capabilities and reduce costs in the Company’s headquarters functions that provide company-wide administrative services for our operations that we refer to as “centers of excellence.” For the years ended December 31, 2012 and 2011, these charges included severance and other costs of $4.6 million and $1.9 million, respectively. For the years ended December 31, 2012 and 2011, these charges included consulting fees of $4.7 million and $1.5 million, respectively.

(5)              For the year ended December 31, 2011, these charges included reserve adjustments associated with previous restructuring initiatives. For the year ended December 31, 2010, these charges included reserve adjustments, severance and retention associated with previous restructuring initiatives of $1.0 million and severance, retention, legal fees and other costs associated with the Merger of $1.2 million.

The pretax charges discussed above are reported in the “Restructuring charges” line in the Consolidated Statements of Operations.

A reconciliation of the beginning and ending balances of accrued restructuring charges, which are included in Accrued Liabilities—Other on the Consolidated Statements of Financial Position, is presented as follows:

(In thousands)	Accrued Restructuring Charges
Balance as of December 31, 2010	$3,542
Costs incurred	8,162
Costs paid or otherwise settled	(7,814)
Balance as of December 31, 2011	3,890
Costs incurred	18,177
Costs paid or otherwise settled	(17,525)
Balance as of December 31, 2012	$4,542

Note 9. Commitments and Contingencies

The Company leases certain property and equipment under various operating lease arrangements. Most of the property leases provide that the Company pay taxes, insurance and maintenance applicable to the leased premises. As leases for existing locations expire, the Company expects to renew the leases or substitute another location and lease.

Rental expense for the years ended December 31, 2012, 2011 and 2010 was $68.0 million, $76.7 million and $104.7 million, respectively. Based on leases in place as of December 31, 2012, future long-term non-cancelable operating lease payments will be approximately $42.0 million in 2013, $31.6 million in 2014, $22.3 million in 2015, $15.8 million in 2016, $11.6 million in 2017 and $17.3 million in 2018 and thereafter.

A portion of the Company’s vehicle fleet and some equipment are leased through month-to-month operating leases, cancelable at the Company’s option. There are residual value guarantees by the Company (which approximate 84 percent of the estimated terminal value at the inception of the lease) relative to these vehicles and equipment, which historically have not resulted in significant net payments to the lessors. The fair value of the assets under all of the fleet and equipment leases is expected to substantially mitigate the Company’s guarantee obligations under the agreements. As of December 31, 2012, the Company’s residual value guarantees related to the leased assets totaled $20.2 million for which the Company has recorded as a liability the estimated fair value of these guarantees of $0.3 million in the Consolidated Statements of Financial Position.

Certain of the Company’s assets, including vehicles, equipment and a call center facility, are leased under capital leases with $46.5 million in remaining lease obligations as of December 31, 2012. Based on leases in place as of December 31, 2012, future lease payments under capital leases will be approximately $10.6 million in 2013, $10.9 million in 2014, $10.1 million in 2015, $8.5 million in 2016, $6.3 million in 2017 and $0.1 million in 2018 and thereafter.

In the normal course of business, the Company periodically enters into agreements that incorporate indemnification provisions. While the maximum amount to which the Company may be exposed under such agreements cannot be estimated, the Company does not expect these guarantees and indemnifications to have a material effect on the Company’s business, financial condition, results of operations or cash flows.

The Company carries insurance policies on insurable risks at levels which it believes to be appropriate, including workers’ compensation, auto and general liability risks. The Company purchases insurance policies from third-party insurance carriers, which typically incorporate significant deductibles or self-insured retentions. The Company is responsible for all claims that fall below the retention limits. In determining the Company’s accrual for self-insured claims, the Company uses historical claims experience to establish both the current year accrual and the underlying provision for future losses. This actuarially determined provision and related accrual includes known claims, as well as incurred but not reported claims. The Company adjusts its estimate of accrued self-insured claims when required to reflect changes based on factors such as changes in health care costs, accident frequency and claim severity.

A reconciliation of the beginning and ending accrued self-insured claims, which are included in Accrued liabilities—Self-insured claims and related expenses and Other long-term obligations, primarily self-insured claims on the Consolidated Statements of Financial Position, net of reinsurance receivables, which are included in Prepaid expenses and other assets and Other assets on the Consolidated Statements of Financial Position, is presented as follows:

(In thousands)	Accrued Self-insured Claims, Net
Balance as of December 31, 2010	$121,692
Provision for self-insured claims	26,052
Cash payments	(39,662)
Balance as of December 31, 2011	108,082
Provision for self-insured claims	35,413
Cash payments	(39,670)
Balance as of December 31, 2012	$103,825

Accruals for home warranty claims in the American Home Shield business are made based on the Company’s claims experience and actuarial projections. Termite damage claim accruals in the Terminix business are recorded based on both the historical rates of claims incurred within a contract year and the cost per claim. Current activity could differ causing a change in estimates. The Company has certain liabilities with respect to existing or potential claims, lawsuits and other proceedings. The Company accrues for these liabilities when it is probable that future costs will be incurred and such costs can be reasonably estimated. Any resulting adjustments, which could be material, are recorded in the period the adjustments are identified.

In the ordinary course of conducting business activities, the Company and its subsidiaries become involved in judicial, administrative and regulatory proceedings involving both private parties and governmental authorities. These proceedings include insured and uninsured matters that are brought on an individual, collective, representative and class action basis, or other proceedings involving regulatory, employment, general and commercial liability, automobile liability, wage and hour, environmental and other matters. The Company has entered into settlement agreements in certain cases, including with respect to putative collective and class actions, which are subject to court or other approvals. If one or more of the Company’s settlements are not finally approved, the Company could have additional or different exposure, which could be material. At this time, the Company does not expect any of these proceedings to have a material effect on its reputation, business, financial position, results of operations or cash flows; however, the Company can give no assurance that the results of any such proceedings will not materially affect its reputation, business, financial position, results of operations and cash flows.

Note 10. Related Party Transactions

In connection with the Merger and the related transactions, the Company entered into a consulting agreement with CD&R under which CD&R provides the Company with on-going consulting and management advisory services. The annual management fee payable under the consulting agreement with CD&R is $6.25 million. Under this agreement, the Company recorded management fees in each of the years ended December 31, 2012, 2011 and 2010 of $6.25 million, which is included in Selling and administrative expenses in the Consolidated Statements of Operations and Comprehensive (Loss) Income. The consulting agreement also provides that CD&R may receive additional fees in connection with certain subsequent financing and acquisition or disposition transactions. The consulting agreement will terminate on July 24, 2017, unless terminated earlier at CD&R’s election.

In addition, in August 2009, the Company entered into consulting agreements with Citigroup, BAS and JPMorgan. Under the consulting agreements, Citigroup, BAS and JPMorgan each provide the Company with on-going consulting and management advisory services through June 30, 2016 or the earlier termination of the existing consulting agreement between the Company and CD&R. On September 30, 2010, Citigroup transferred the management responsibility for certain investment funds that own shares of common stock of Holdings to StepStone and Lexington Partners Advisors LP. Citigroup also assigned its obligations and rights under its consulting agreement to StepStone, and beginning in the fourth quarter of 2010, the consulting fee otherwise payable to Citigroup became payable to StepStone. As of December 22, 2011, Holdings purchased from BAS 7.5 million shares of capital stock of Holdings, and, effective January 1, 2012, the annual consulting fee payable to BAS was reduced to $0.25 million. The Company pays annual consulting fees of $0.5 million, $0.25 million and $0.25 million to StepStone, BAS and JPMorgan, respectively. The Company recorded aggregate consulting fees of $1.0 million for the year ended December 31, 2012 and $1.25 million in each of the years ended December 31, 2011 and 2010 related to these agreements, which is included in Selling and administrative expenses in the Consolidated Statements of Operations and Comprehensive (Loss) Income.

In 2008 and 2009, Holdings completed open market purchases totaling $65.0 million in face value of the 2015 Notes for a cost of $21.4 million. On December 21, 2011, the Company purchased from Holdings and retired $65.0 million in face value of the 2015 Notes for an aggregate purchase price of $68.0 million, which included payment of accrued interest of $3.0 million. During the years ended December 31, 2011 and 2010, the Company recorded interest expense of $6.8 million and $7.0 million, respectively, related to 2015 Notes held by Holdings. During the years ended December 31, 2011 and 2010, the Company paid interest to Holdings in the amount of $10.0 million and $7.0 million, respectively. As a result of the purchase of the 2015 Notes from Holdings, the Company did not have interest payable to Holdings as of December 31, 2012 and 2011.

Note 11. Employee Benefit Plans

Discretionary contributions to qualified profit sharing and non-qualified deferred compensation plans were made in the amount of $17.4 million, $15.7 million and $13.9 million for the years ended December 31, 2012, 2011 and 2010, respectively.

Note 12. Long-Term Debt

Long-term debt as of December 31, 2012 and December 31, 2011 is summarized in the following table:

	As of December 31,
(In thousands)	2012	2011
Senior secured term loan facility maturing in 2014	$1,219,145	$2,530,750
Senior secured term loan facility maturing in 2017	1,000,741	—
7.00% senior notes maturing in 2020	750,000	—
8.00% senior notes maturing in 2020(1)	602,750	—
10.75% senior notes maturing in 2015	—	996,000
Revolving credit facility maturing in 2017	—	—
7.10% notes maturing in 2018(2)	69,400	67,474
7.45% notes maturing in 2027(2)	155,894	153,225
7.25% notes maturing in 2038(2)	62,250	61,441
Other	101,073	66,980
Less current portion	(52,214)	(51,838)
Total long-term debt	$3,909,039	$3,824,032

(1)             Includes unamortized portion of $3.0 million premium received on the sale of $100.0 million aggregate principal amount of such notes.

(2)             The increase in the balance from 2011 to 2012 reflects the amortization of fair value adjustments related to purchase accounting, which increases the effective interest rate from the coupon rates shown above.

Term Facilities

On the Closing Date, in connection with the completion of the Merger, ServiceMaster became obligated under the Term Facilities. The Term Facilities consist of (i) the Term Loan Facility providing for term loans in an aggregate principal amount of $2.65 billion and (ii) a then new pre-funded synthetic letter of credit facility in an aggregate principal amount of $150.0 million. As of December 31, 2012, after giving effect to the 2012 Term Loan Facility Amendment discussed below, the Company had issued $124.3 million of letters of credit, resulting in unused commitments under the synthetic letter of credit facility of $13.3 million.

The Term Loan Facility and the guarantees thereof are secured by substantially all of the tangible and intangible assets of ServiceMaster and certain of our domestic subsidiaries, excluding certain subsidiaries subject to regulatory requirements in various states, (“Guarantors”), including pledges of all the capital stock of all direct domestic subsidiaries (other than foreign subsidiary holding companies, which are deemed to be foreign subsidiaries) owned by ServiceMaster or any Guarantor and of up to 65% of the capital stock of each direct foreign subsidiary owned by ServiceMaster or any Guarantor. The Term Loan Facility security interests are subject to certain exceptions, including, but not limited to, exceptions for (i) equity interests, (ii) indebtedness or other obligations of subsidiaries, (iii) real estate or (iv) any other assets, if the granting of a security interest therein would require that any notes issued under ServiceMaster’s indenture dated as of August 15, 1997 be secured. The Term Loan Facility is secured on a pari passu basis with the security interests created in the same collateral securing the Revolving Credit Facility.

In August 2012, the Company entered into the 2012 Term Loan Facility Amendment to its Term Loan Facility to amend the Credit Agreement primarily to extend the maturity date of a portion of the borrowings under the Term Loan Facility. Prior to the 2012 Term Loan Facility Amendment, the Term Loan Facility had a maturity date of July 24, 2014. Pursuant to the 2012 Term Loan Facility Amendment, $1.001 billion of outstanding borrowings under the Term Loan Facility will have a maturity date of January 31, 2017. The remaining portion of $1.219 billion of outstanding borrowings continued to have a maturity date of July 24, 2014. The interest rates applicable to the loans under the Term Loan Facility are based on a fluctuating rate of interest measured by reference to either, at ServiceMaster’s option, (i) an adjusted London inter-bank offered rate (adjusted for maximum reserves), plus a borrowing margin or (ii) an alternate base rate, plus a borrowing margin. As of December 31, 2012, the borrowing margin for the outstanding loans with a maturity date of July 24, 2014 was 2.50 percent, while the borrowing margin for the outstanding loans with a maturity date of January 31, 2017 was 4.25 percent. The borrowing margin for outstanding loans with a maturity date of July 24, 2014 will be adjusted from time to time based on the Consolidated Secured Leverage Ratio (as defined in the Credit Agreement) for the previous fiscal quarter. The 2012 Term Loan Facility Amendment also includes mechanics for future extension amendments, permits borrower buy-backs of term loans, increases the size of certain baskets and makes certain other changes to the Credit Agreement, including the reduction of the availability under the synthetic letter of credit facility from $150.0 million to $137.6 million.

On February 22, 2013, the Company entered into the 2013 Term Loan Facility Amendment to amend the credit agreement governing the Term Loan Facility primarily to extend the maturity date of a portion of the borrowings under the Term Loan Facility. Prior to the 2013 Term Loan Facility Amendment, the Tranche A loans had a maturity date of July 24, 2014. Pursuant to the 2013 Term Loan Facility Amendment, the maturity of the outstanding Tranche A loans was extended, and such loans were converted into the Tranche C loans. The maturity date for the new Tranche C loans is January 31, 2017. The interest rates applicable to the Tranche C loans under the Term Loan Facility are based on a fluctuating rate of interest measured by reference to either, at the Company’s option, (i) an adjusted London inter-bank offered rate (adjusted for maximum reserves) plus 3.25 percent, with a minimum adjusted London inter-bank offered rate of 1.00 percent or (ii) an alternate base rate plus 2.25 percent, with a minimum alternate base rate of 2.00 percent. As part of the 2013 Term Loan Facility Amendment, the Company paid an original issue discount equal to 1.00 percent of the outstanding borrowings, or $12.2 million. Voluntary prepayments of borrowings under the Tranche C Loans are permitted at any time, in minimum principal amounts, without premium or penalty, subject to a 1.00 percent premium payable in connection with certain repricing transactions within the first year. As a result of the 2012 Term Loan Facility Amendment and the 2013 Term Loan

Facility Amendment, the Company will have approximately $2.2 billion of outstanding borrowings maturing January 31, 2017.

The Company has entered into various interest rate swap agreements. Under the terms of these agreements, the Company pays a fixed rate of interest on the stated notional amount and the Company receives a floating rate of interest (based on one month LIBOR) on the stated notional amount. Therefore, during the term of the swap agreements, the effective interest rate on the portion of the term loans equal to the stated notional amount is fixed at the stated rate in the interest rate swap agreements plus the incremental borrowing margin (2.50 percent as of December 31, 2012 for term loans maturing in July 2014 and 4.25 percent as of December 31, 2012 for term loans maturing in January 2017). The changes in interest rate swap agreements in effect for the years ended December 31, 2012, 2011 and 2010, as well as the cumulative interest rate swaps outstanding as of December 31, 2012 and 2011 are as follows:

(In thousands)	Notional Amount	Weighted Average Fixed Rate(1)
Interest rate swap agreements in effect as of December 31, 2009	$1,430,000	3.89%
Entered into effect	530,000
Expired	(530,000)
Interest rate swap agreements in effect as of December 31, 2010	1,430,000	3.68%
Entered into effect	450,000
Expired	(450,000)
Interest rate swap agreements in effect as of December 31, 2011	1,430,000	2.84%
Expired	(450,000)
Interest rate swap agreements in effect as of December 31, 2012	$980,000	1.70%

(1)              Before the application of the applicable borrowing margin.

Interest rate swap agreements in effect as of December 31, 2012 are as follows:

Trade Date	Effective Date	Expiration Date	Notional Amount	Weighted Average Fixed Rate(1)	Floating Rate
June 10, 2010	March 3, 2011	March 1 ,2013	$100,000	1.77%	One month LIBOR
June 10, 2010	September 1, 2011	September 1, 2013	50,000	2.25%	One month LIBOR
June 15, 2010	March 3, 2011	March 1, 2013	150,000	1.66%	One month LIBOR
June 15, 2010	September 1, 2011	September 1, 2013	150,000	2.21%	One month LIBOR
April 18, 2011	September 1, 2011	August 1, 2013	530,000	1.51%	One month LIBOR

(1)              Before the application of the applicable borrowing margin.

In accordance with accounting standards for derivative instruments and hedging activities, and as further described in Note 19, these interest rate swap agreements are classified as cash flow hedges, and, as such, the hedging instruments are recorded on the Consolidated Statements of Financial Position as either an asset or liability at fair value, with the effective portion of the changes in fair value attributable to the hedged risks recorded in accumulated other comprehensive income (loss).

Senior Notes

On the Closing Date, in connection with the completion of the Merger, ServiceMaster became obligated under the Interim Loan Facility. The Interim Loan Facility matured on July 24, 2008. On the maturity date, outstanding amounts under the Interim Loan Facility were converted on a one to one basis into 2015 Notes. The 2015 Notes were issued pursuant to a refinancing indenture. In connection with the issuance of 2015 Notes, ServiceMaster entered into the Registration Rights Agreement, pursuant to which ServiceMaster filed with the SEC a registration statement with respect to the resale of the 2015 Notes, which was declared effective on January 16, 2009. ServiceMaster deregistered the 2015 Notes in accordance with the terms of the Registration Rights Agreement, and the effectiveness of the registration statement was terminated on November 19, 2009.

During the fourth quarter of 2011, the Company purchased $65.0 million in face value of the 2015 Notes from Holdings for a cost of $68.0 million, which included payment of accrued interest of $3.0 million. The debt acquired by the Company has been retired, and the Company has discontinued the payment of interest. The Company recorded a loss on extinguishment of debt of $0.8 million in its Consolidated Statements of Operations for the year ended December 31, 2011 for write-offs of unamortized debt issuance costs related to the extinguished debt.

In February 2012, the Company sold in transactions exempt from registration under the Securities Act of 1933, as amended, $600 million aggregate principal amount of 2020 Notes. In connection with the 2020 Notes, sold in February 2012, the Company entered into a registration rights agreement, pursuant to which the Company filed with the SEC a registration statement with respect to the exchange of the 2020 Notes for similar notes that are publicly registered, which was declared effective on April 27, 2012. The 2020 Notes, sold in February 2012, will mature on February 15, 2020 and bear interest at a rate of 8 percent per annum. The proceeds from the 2020 Notes, sold in February 2012, together with available cash, were used to redeem $600 million in aggregate principal amount of the Company’s outstanding 2015 Notes in the first quarter of 2012. Following this redemption, $396 million aggregate principal amount of the 2015 Notes remained outstanding.

In August 2012, the Company sold in transactions exempt from registration under the Securities Act of 1933, as amended, $750 million aggregate principal amount of 2020 Notes. In connection with the 2020 Notes, sold in August 2012, the Company entered into a registration rights agreement, pursuant to which the Company agreed to file with the SEC a registration statement with respect to the exchange of the 2020 Notes for similar notes that are publicly registered and to cause the registration statement to become effective before August 21, 2013. The 2020 Notes, sold in August 2012, will mature on August 15, 2020 and bear interest at a rate of 7 percent per annum. The Company used a majority of the proceeds from the sale of the 2020 Notes, sold in August 2012, to redeem the remaining $396 million aggregate principal amount of its 2015 Notes and to repay $276 million of outstanding borrowings under its Term Facilities during the third quarter of 2012. The 2020 Notes are jointly and severally guaranteed on a senior unsecured basis by the Guarantors. The 2020 Notes are not guaranteed by the Non-Guarantors.

The 2020 Notes are senior unsecured obligations of ours and rank equally in right of payment with all of our other existing and future senior unsecured indebtedness. The subsidiary guarantees are general unsecured senior obligations of the Guarantors and rank equally in right of payment with all of the existing and future senior unsecured indebtedness of our Non-Guarantors. The 2020 Notes are effectively junior to all of our existing and future secured indebtedness to the extent of the value of the assets securing such indebtedness.

Revolving Credit Facility

On the Closing Date, in connection with the completion of the Merger, ServiceMaster became obligated under the Revolving Credit Facility. The Revolving Credit Facility provides for senior secured revolving loans and stand-by and other letters of credit. The Revolving Credit Facility limits outstanding letters of credit to $75.0 million. As of December 31, 2012 and 2011, there were no revolving loans or letters of credit outstanding under the Revolving Credit Facility. As of December 31, 2012, the Company had $447.7 million of remaining capacity available under the Revolving Credit Facility.

On January 30, 2012, ServiceMaster entered into the Extension Amendment and the Increase Supplement to its Revolving Credit Facility, which provides for senior secured revolving loans and stand-by and other letters of credit. After effectiveness on February 13, 2012 of the Extension Amendment and the Increase Supplement, we have available borrowing capacity under the Revolving Credit Facility of $447.7 million through July 24, 2013, $324.2 million from July 25, 2013 through July 24, 2014 and $265.2 million from July 25, 2014 through January 31, 2017. The Company will continue to have access to letters of credit up to $75.0 million through January 31, 2017.

The Revolving Credit Facility and the guarantees thereof are secured by the same collateral securing the Term Loan Facility, on a pari passu basis with the security interests created in the same collateral securing the Term Loan Facility.

The interest rates applicable to the loans under the Revolving Credit Facility will be based on a fluctuating rate of interest measured by reference to either, at the borrower’s option, (1) an adjusted London inter-bank offered rate (adjusted for maximum reserves), plus a borrowing margin (2.50 percent as of December 31, 2012) or (2) an alternate base rate, plus a borrowing margin (2.50 percent as of December 31, 2012). The borrowing margin, in each case, will be adjusted from time to time based on the Consolidated Secured Leverage Ratio (as defined in the Revolving Credit Agreement) for the previous fiscal quarter.

The agreements governing the Term Facilities, the 2020 Notes and the Revolving Credit Facility contain certain covenants that, among other things, limit or restrict the incurrence of additional indebtedness, liens, sales of assets, certain payments (including dividends) and transactions with affiliates, subject to certain exceptions. The Company was in compliance with the covenants under these agreements at December 31, 2012.

As of December 31, 2012, future scheduled long-term debt payments are $52.2 million, $1.250 billion, $26.9 million, $22.6 million and $968.8 million for the years ended December 31, 2013, 2014, 2015, 2016 and 2017, respectively.

Note 13. Cash and Marketable Securities

Cash, money market funds and certificates of deposits, with maturities of three months or less when purchased, are included in Cash and cash equivalents on the Consolidated Statements of Financial Position. As of December 31, 2012 and 2011, the Company’s investments consist primarily of domestic publicly traded debt and certificates of deposit (“Debt securities”) and common equity securities (“Equity securities”). The amortized cost, fair value and gross unrealized gains and losses of the Company’s short- and long-term investments in Debt and Equity securities as of December 31, 2012 and 2011 is as follows:

(In thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Available-for-sale and trading securities, December 31, 2012:
Debt securities	$99,071	$5,773	$(20)	$104,824
Equity securities	38,786	3,809	(1,616)	40,979
Total securities	$137,857	$9,582	$(1,636)	$145,803

(In thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Available-for-sale and trading securities, December 31, 2011:
Debt securities	$95,135	$5,795	$(68)	$100,862
Equity securities	40,558	2,953	(1,891)	41,620
Total securities	$135,693	$8,748	$(1,959)	$142,482

The portion of unrealized losses which had been in a loss position for more than one year was $1.5 million and $1.7 million as of December 31, 2012 and 2011, respectively. The aggregate fair value of the investments with unrealized losses was $13.1 million and $13.6 million as of December 31, 2012 and 2011, respectively.

As of December 31, 2012 and 2011, $243.7 million and $226.2 million, respectively, of the cash and short- and long-term marketable securities balance are associated with regulatory requirements at American Home Shield and for other purposes. Such amounts, although not necessarily subject to third-party restrictions, are identified as being potentially unavailable to be paid to the Company by its subsidiaries. There are third-party restrictions on the ability of certain of the Company’s subsidiaries to transfer funds to the Company. These restrictions are related to regulatory requirements at American Home Shield and to a subsidiary borrowing arrangement at SMAC. As of December 31, 2012, the total net assets subject to these third-party restrictions was $174.1 million. American Home Shield’s investment portfolio has been invested in a combination of high quality, short duration fixed income securities and equities.

Gains and losses on sales of investments, as determined on a specific identification basis, are included in investment income in the period they are realized. The Company periodically reviews its portfolio of investments to determine whether there has been an other than temporary decline in the value of the investments from factors such as deterioration in the financial condition of the issuer or the market(s) in which the issuer competes. The table below summarizes proceeds, gross realized gains and gross realized losses, each resulting from sales of available-for-sale securities, and impairment charges due to other than temporary declines in the value of certain investments.

	Year Ended December 31,
(In thousands)	2012	2011	2010
Proceeds from sales of securities	$22,612	$45,065	$20,071
Gross realized gains, pre-tax	1,990	6,065	2,326
Gross realized gains, net of tax	1,218	3,714	1,418
Gross realized losses, pre-tax	(20)	(249)	(207)
Gross realized losses, net of tax	(12)	(153)	(126)
Impairment charges, pre-tax	—	(195)	(174)
Impairment charges, net of tax	—	(119)	(106)

Note 14. Receivable Sales

The Company has an accounts receivable securitization arrangement under which Terminix and TruGreen may sell certain eligible trade accounts receivable to Funding, the Company’s wholly owned, bankruptcy-remote subsidiary, which is consolidated for financial reporting purposes. Funding, in turn, may transfer, on a revolving basis, an undivided percentage ownership interest of up to $50.0 million in the pool of accounts receivable to the Purchasers. The amount of the eligible receivables varies during the year based on seasonality of the businesses and could, at times, limit the amount available to the Company from the sale of these interests. As of December 31, 2012, the amount of eligible receivables was approximately $39.2 million.

During the years ended December 31, 2012, 2011 and 2010, there were no transfers of interests in the pool of trade accounts receivables to Purchasers under this arrangement. As of December 31, 2012 and 2011, the Company had $10.0 million outstanding under the arrangement and, as of December 31, 2012, had $29.2 million of remaining capacity available under the accounts receivable securitization arrangement.

The accounts receivable securitization arrangement is a 364-day facility scheduled to mature on October 23, 2013. The Company has recorded its obligation to repay the Purchasers for their interest in the pool of receivables within the current portion of long-term debt on the Consolidated Statements of Financial Position. The interest rates applicable to the Company’s obligation are based on a fluctuating rate of interest based on the Purchasers’ pooled commercial paper rate (0.21 percent as of December 31, 2012). In addition, the Company pays usage fees on its obligations and commitment fees on undrawn amounts committed by the Purchasers. Unless the arrangement is renegotiated or extended prior to its expiration, all obligations under the accounts receivable securitization arrangement must be repaid by October 23, 2013.

Note 15. Comprehensive Income

Comprehensive (loss) income, which primarily includes net (loss) income, unrealized gain (loss) on marketable securities, unrealized gain (loss) on derivative instruments and the effect of foreign currency translation is disclosed in the Consolidated Statements of Operations and Comprehensive (Loss) Income and Consolidated Statements of Shareholder’s Equity.

The following table summarizes the activity in other comprehensive income (loss) and the related tax effects.

	Year Ended December 31,
(In thousands)	2012	2011	2010
Net unrealized gains (losses) on securities:
Unrealized (losses) gains(1)	$(692)	$3,092	$2,808
Reclassification adjustment for net losses (gains) realized(2)	1,657	(3,787)	(1,225)
Net unrealized gains (losses) on securities	965	(695)	1,583
Net unrealized gains (losses) on derivative instruments:
Unrealized losses(3)	(571)	(3,419)	(24,901)
Reclassification adjustment for net losses realized(4)	12,810	16,733	27,535
Net unrealized gains on derivative instruments	12,239	13,314	2,634
Foreign currency translation	(426)	(1,460)	2,186
Other comprehensive income	$12,778	$11,159	$6,403

(1)             Net of tax effect of $0.8 million in 2012, $(2.1) million in 2011 and $(1.3) million in 2010.

(2)             Net of tax effect of $(1.0) million in 2012, $2.2 million in 2011 and $0.7 million in 2010.

(3)             Net of tax effect of $(0.2) million in 2012, $1.4 million in 2011 and $14.4 million in 2010.

(4)             Net of tax effect of $(7.3) million in 2012, $(9.1) million in 2011 and $(15.5) million in 2010.

Accumulated other comprehensive income (loss) included the following components as of December 31:

(In thousands)	2012	2011
Net unrealized gains on securities, net of tax	$5,295	$4,330
Net unrealized losses on derivative instruments, net of tax	(2,029)	(14,268)
Foreign currency translation	3,300	3,726
Accumulated other comprehensive income (loss)	$6,566	$(6,212)

Note 16. Supplemental Cash Flow Information

Supplemental information relating to the Consolidated Statements of Cash Flows for the years ended December 31, 2012, 2011 and 2010 is presented in the following table:

	Year Ended December 31,
(In thousands)	2012	2011	2010
Cash paid for or (received from):
Interest expense	$235,419	$252,284	$268,693
Interest and dividend income	(5,339)	(4,888)	(5,331)
Income taxes, net of refunds	8,839	11,677	13,353

The Company acquired $47.1 million and $10.1 million of property and equipment through capital leases and other non-cash financing transactions in the years ended December 31, 2012 and 2011, respectively, which have been excluded from the Consolidated Statements of Cash Flows as non-cash investing and financing activities. There were no similar transactions in 2010.

Note 17. Capital Stock

Effective July 24, 2007 upon completion of the Merger, the Certificate of Incorporation of the Company was amended to provide for the authorization of 1,000 shares of common stock to replace the previously authorized, issued and outstanding common stock. As a result of the Merger, CDRSVM Holding, Inc. holds 1,000 shares of the Company’s common stock, which represents all of the authorized and issued common stock. The Company has no other classes of capital stock, authorized or issued.

Note 18. Stock-Based Compensation

The board of directors and stockholders of Holdings have adopted the Amended and Restated ServiceMaster Global Holdings, Inc. Stock Incentive Plan (the “MSIP”). The MSIP provides for the sale of shares and deferred share units (“DSUs”) of Holdings stock to ServiceMaster’s executives, officers and other employees and to Holdings’ directors as well as the grant of both restricted stock units (“RSUs”) and options to purchase shares of Holdings to those individuals. DSUs represent a right to receive a share of common stock in the future. The board of directors of Holdings, or a committee designated by it, selects the ServiceMaster executives, officers and employees and the Holdings’ directors eligible to participate in the MSIP and determines the specific number of shares to be offered or options to be granted to an individual. A maximum of 15,595,000 shares of Holdings stock is authorized for issuance under the MSIP. Holdings currently intends to satisfy any need for shares of common stock of Holdings associated with the settlement of DSUs, vesting of RSUs or exercise of options issued under the MSIP through those new shares available for issuance or any shares repurchased, forfeited or surrendered from participants in the MSIP.

All option grants under the MSIP have been, and will be, non-qualified options with a per-share exercise price no less than the fair market value of one share of Holdings stock on the grant date. Any stock options granted will generally have a term of ten years and vesting will be subject to an employee’s continued employment. The board of directors of

Holdings, or a committee designated by it, may accelerate the vesting of an option at any time. In addition, vesting of options will be accelerated if Holdings experiences a change in control (as defined in the MSIP) unless options with substantially equivalent terms and economic value are substituted for existing options in place of accelerated vesting. Vesting of options will also be accelerated in the event of an employee’s death or disability (as defined in the MSIP). Upon a termination for cause (as defined in the MSIP), all options held by an employee are immediately cancelled. Following a termination without cause, vested options will generally remain exercisable through the earliest of the expiration of their term or three months following termination of employment (one year in the case of death, disability or retirement at normal retirement age). Unless sooner terminated by the board of directors of Holdings, the MSIP will remain in effect until November 20, 2017.

In 2012, 2011 and 2010, Holdings completed various equity offerings to certain executives, officers and employees of ServiceMaster pursuant to the MSIP. The shares sold and options granted in connection with these equity offerings are subject to and governed by the terms of the MSIP. In connection with these offerings, Holdings sold a total of 122,853, 495,538 and 97,200 shares of common stock in 2012, 2011 and 2010, respectively, at a weighted-average purchase price of $14.65 per share in 2012, $11.00 per share in 2011 and $10.00 per share in 2010. In addition, Holdings granted ServiceMaster’s executives, officers and employees options to purchase 506,116, 2,280,391 and 284,400 shares of Holdings common stock in 2012, 2011 and 2010, respectively, at a weighted-average exercise price of $14.67 per share for options issued in 2012, $11.00 per share for options issued in 2011 and $10.00 per share for options issued in 2010. These options are subject to and governed by the terms of the MSIP. The per share purchase price and exercise price was based on the determination by the Compensation Committee of Holdings of the fair market value of the common stock of Holdings as of the purchase/grant dates.

All options, except for 7,143 and 86,364 options granted to our CEO in 2012 and 2011, respectively, (“Superperformance Options”), granted to date will vest in four equal annual installments, subject to an employee’s continued employment. The four-year vesting period is the requisite service period over which compensation cost will be recognized on a straight-line basis for all grants. The Superperformance Options granted in 2012 and 2011 will vest immediately in the event that the stock price of Holdings reaches a targeted level. All options issued are accounted for as equity-classified awards. The non-cash stock-based compensation expense associated with the MSIP is pushed down from Holdings and recorded in the financial statements of ServiceMaster.

The value of each option award was estimated on the grant date using the Black-Scholes option valuation model that incorporates the assumptions noted in the following table. For options granted in 2012, 2011 and 2010, the expected volatilities were based on the historical and implied volatilities of the publicly traded stock of a group of companies comparable to ServiceMaster. The expected life represents the period of time that options granted are expected to be outstanding and was calculated using the simplified method as outlined by the SEC in Staff Accounting Bulletins No. 107 and 110. The risk-free interest rates were based on the U.S. Treasury securities with terms similar to the expected lives of the options as of the grant dates.

	Year Ended December 31,
Assumption	2012	2011	2010
Expected volatility	49.2% - 50.3%	31.0% - 50.3%	31.7% - 34.3%
Expected dividend yield	0.0%	0.0%	0.0%
Expected life (in years)	6.3	6.3	6.3
Risk-free interest rate	0.78% - 1.43%	1.07% - 2.65%	1.77% - 2.63%

The weighted-average grant-date fair value of the options granted during 2012, 2011 and 2010 was $7.06, $4.31 and $3.65 per option, respectively. The Company has applied a forfeiture assumption of 11.28 percent per annum in the recognition of the expense related to these options, with the exception of the options held by the Company’s CEO for which the Company has applied a forfeiture rate of zero.

A summary of option activity under the MSIP as of December 31, 2012, and changes during the year then ended is presented below:

	Stock Options	Weighted Avg. Exercise Price	Weighted Avg. Remaining Contractual Term (in years)
Total outstanding, December 31, 2011	9,623,674	$10.24
Granted to employees	506,116	$14.67
Exercised	(380,625)	$10.00
Forfeited	(387,102)	$10.70
Expired	(393,750)	$10.00
Total outstanding, December 31, 2012	8,968,313	$10.49	5.19
Total exercisable, December 31, 2012	6,802,964	$10.08	4.09

Holdings granted ServiceMaster’s executives, officers and employees 72,143, 350,454 and 735,000 RSUs in 2012, 2011 and 2010, respectively, with weighted-average grant date fair values of $14.90 per unit for 2012, $11.00 per unit in 2011 and $10.00 per unit in 2010, which was equivalent to the then current fair value of Holdings’ common stock at the grant date. All RSUs outstanding as of December 31, 2012 will vest in three equal annual installments, subject to an employee’s continued employment. Upon vesting, each RSU will be converted into one share of Holdings’ common stock.

A summary of RSU activity under the MSIP as of December 31, 2012, and changes during the year then ended is presented below:

	RSUs	Weighted Avg. Grant Date Fair Value
Total outstanding, December 31, 2011	683,785	$10.51
Granted to employees	72,143	$14.90
Vested	(266,818)	$10.44
Forfeited	(153,330)	$10.33
Total outstanding, December 31, 2012	335,780	$11.60

During the years ended December 31, 2012, 2011 and 2010, the Company recognized stock-based compensation expense of $7.1 million ($4.4 million, net of tax), $8.4 million ($5.2 million, net of tax) and $9.4 million ($5.7 million, net of tax), respectively. As of December 31, 2012, there was $11.2 million of total unrecognized compensation costs related to non-vested stock options and RSUs granted by Holdings under the MSIP. These remaining costs are expected to be recognized over a weighted-average period of 2.5 years.

In 2012, Holdings modified options held by certain executive officers of ServiceMaster. These modifications resulted in $0.9 million in additional stock compensation expense, which was recorded during 2012. In 2010, in connection with his retirement, Holdings modified certain options held by the former CEO of ServiceMaster. This stock option modification resulted in additional stock compensation expense of $0.5 million, which was recorded during 2010. There were no stock option modifications in 2011.

Note 19. Fair Value Measurements

The period end carrying amounts of receivables, accounts payable and accrued liabilities approximate fair value because of the short maturity of these instruments. The period end carrying amounts of long-term notes receivable approximate fair value as the effective interest rates for these instruments are comparable to market rates at period end. The period end carrying amounts of current and long-term marketable securities also approximate fair value, with unrealized gains and losses reported net-of-tax as a component of accumulated other comprehensive loss on the Consolidated Statements of Financial Position, or, for certain unrealized losses, reported in interest and net investment income in the Consolidated Statements of Operations and Comprehensive (Loss) Income if the decline in value is other than temporary. The carrying amount of total debt was $3.961 billion and $3.876 billion and the estimated fair value was $4.018 billion and $3.788 billion as of December 31, 2012 and 2011, respectively. The fair value of the Company’s debt is estimated based on available market prices for the same or similar instruments which are considered significant other observable inputs (Level 2) within the fair value hierarchy. The fair values presented reflect the amounts that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). The fair value estimates presented in this report are based on information available to the Company as of December 31, 2012 and 2011.

The Company has estimated the fair value of its financial instruments measured at fair value on a recurring basis using the market and income approaches. For investments in marketable securities, deferred compensation trust assets and derivative contracts, which are carried at their fair values, the Company’s fair value estimates incorporate quoted market prices, other observable inputs (for example, forward interest rates) and unobservable inputs (for example, forward commodity prices) at the balance sheet date.

Interest rate swap contracts are valued using forward interest rate curves obtained from third-party market data providers. The fair value of each contract is the sum of the expected future settlements between the contract counterparties, discounted to present value. The expected future settlements are determined by comparing the contract interest rate to the expected forward interest rate as of each settlement date and applying the difference between the two rates to the notional amount of debt in the interest rate swap contracts.

Fuel swap contracts are valued using forward fuel price curves obtained from third-party market data providers. The fair value of each contract is the sum of expected future settlements between contract counterparties, discounted to present value. The expected future settlements are determined by comparing the contract fuel price to the expected forward fuel price as of each settlement date and applying the difference between the contract and expected prices to the notional gallons in the fuel swap contracts. The Company regularly reviews the forward price curves obtained from third-party market data providers and related changes in fair value for reasonableness utilizing information available to the Company from other published sources.

The Company has not changed its valuation techniques for measuring the fair value of any financial assets and liabilities during the year. Transfers between levels, if any, are recognized at the end of the reporting period. There were no significant transfers between levels during the years ended December 31, 2012 or 2011.

The carrying amount and estimated fair value of the Company’s financial instruments that are recorded at fair value on a recurring basis for the periods presented are as follows:

		As of December 31, 2012
			Estimated Fair Value Measurements
			Quoted	Significant
			Prices In	Other	Significant	As of
	Statement of		Active	Observable	Unobservable	December 31, 2011
	Financial Position	Carrying	Markets	Inputs	Inputs	Carrying	Estimated
(In thousands)	Location	Value	(Level 1)	(Level 2)	(Level 3)	Value	Fair Value
Financial Assets:
Deferred compensation trust assets	Long-term marketable securities	$11,987	$11,987	$—	$—	$10,834	$10,834
Investments in marketable securities	Marketable securities and Long-term marketable securities	133,816	45,152	88,664	—	131,648	131,648
Fuel swap contracts:
Current	Prepaid expenses and other assets	1,957	—	—	1,957	548	548
Total financial assets		$147,760	$57,139	$88,664	$1,957	$143,030	$143,030
Financial Liabilities:
Fuel swap contracts:
Current	Other accrued liabilities	$113	$—	$—	$113	$1,281	$1,281
Interest rate swap contracts	Other accrued liabilities(1)	7,349	—	7,349	—	23,467	23,467
Total financial liabilities		$7,462	$—	$7,349	$113	$24,748	$24,748

(1)              As of December 31, 2011, liabilities related to interest rate swap contracts were reflected in other long-term obligations on the Consolidated Statement of Financial Position.

The estimated fair value of the Company’s assets that were recorded at fair value on a nonrecurring basis during 2012 are as follows:

			Estimated Fair Value Measurements
(In thousands)	Statement of Financial Position Location	Date of Fair Value Measurement	Quoted Prices In Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
TruGreen Trade Name(1)	Intangible assets, primarily trade names, service marks and trademarks, net	9/30/2012	$—	$—	$606,800
TruGreen Goodwill(2)	Goodwill	9/30/2012	—	—	417,367

(1)              In 2012, the Company recorded a pre-tax non-cash impairment charge of $118.7 million to reduce the carrying value of the TruGreen trade name to its fair value as a result of our interim impairment testing of indefinite-lived intangible assets. See Note 1 for further information regarding the factors that led to the completion of the interim impairment analysis along with a description of the methodology, assumptions and significant unobservable inputs used to estimate the fair value of the TruGreen trade name.

(2)              In 2012, the Company recorded a pre-tax non-cash impairment charge of $790.2 million to reduce the carrying value of TruGreen’s goodwill to its implied fair value as a result of our interim goodwill impairment testing. During the fourth quarter of 2012, the Company finalized the TruGreen impairment analysis and recorded a $4.0 million adjustment to the September 30, 2012 estimate adjusting the carrying value of goodwill from $413.4 million to $417.4 million. See Note 1 for further information regarding the factors that led to the initiation of the interim impairment analysis along with a description of the methodology, assumptions and significant unobservable inputs used to estimate the fair value of TruGreen’s goodwill.

A reconciliation of the beginning and ending fair values of financial instruments valued using significant unobservable inputs (Level 3) on a recurring basis is presented as follows:

(In thousands)	Fuel Swap Contract Assets (Liabilities)
Balance as of December 31, 2010	$6,649
Total gains (losses) (realized and unrealized):
Included in earnings	10,010
Included in accumulated other comprehensive income	(7,382)
Settlements, net	(10,010)
Balance as of December 31, 2011	(733)
Total gains (realized and unrealized):
Included in earnings	1,944
Included in accumulated other comprehensive income	2,577
Settlements, net	(1,944)
Balance as of December 31, 2012	$1,844

The following table presents information relating to the significant unobservable inputs of our Level 3 financial instruments as of December 31, 2012:

Item	Fair Value as of December 31, 2012 (in thousands)	Valuation Technique	Unobservable Input	Range	Weighted Average
Fuel swap contracts	$1,844	Discounted Cash Flows	Forward Unleaded Price per Gallon(1)	$3.36 - $3.73	$3.55
			Forward Diesel Price per Gallon(1)	$3.88 - $3.96	$3.90

(1)              Forward price per gallon for unleaded and diesel were derived from third-party market data providers. A decrease in the forward price would result in a decrease in the fair value of the fuel swap contracts.

The Company uses derivative financial instruments to manage risks associated with changes in fuel prices and interest rates. The Company does not hold or issue derivative financial instruments for trading or speculative purposes. In designating its derivative financial instruments as hedging instruments under accounting standards for derivative instruments, the Company formally documents the relationship between the hedging instrument and the hedged item, as well as the risk management objective and strategy for the use of the hedging instrument. This documentation includes linking the derivatives to forecasted transactions. The Company assesses at the time a derivative contract is entered into, and at least quarterly thereafter, whether the derivative item is effective in offsetting the projected changes in cash flows of the associated forecasted transactions. All of the Company’s designated hedging instruments are classified as cash flow hedges.

The Company has historically hedged a significant portion of its annual fuel consumption of approximately 20 million gallons. The Company has also hedged the interest payments on a portion of its variable rate debt through the use of interest rate swap agreements. All of the Company’s fuel swap contracts and interest rate swap contracts are classified as cash flow hedges, and, as such, the hedging instruments are recorded on the Consolidated Statements of Financial Position as either an asset or liability at fair value, with the effective portion of changes in the fair value attributable to the hedged risks recorded in accumulated other comprehensive income (loss). Any change in the fair value of the hedging instrument resulting from ineffectiveness, as defined by accounting standards, is recognized in current period earnings. Cash flows related to fuel and interest rate derivatives are classified as operating activities in the Consolidated Statements of Cash Flows, other than cash flows related to one amended interest rate swap which are classified as financing activities.

The effect of derivative instruments on the Consolidated Statements of Operations and Comprehensive (Loss) Income and accumulated other comprehensive income (loss) on the Consolidated Statements of Financial Position for the years ended December 31, 2012 and 2011, respectively, is presented as follows:

(In thousands)	Effective Portion of Gain Recognized in	Effective Portion of Gain (Loss) Reclassified from Accumulated Other
Derivatives designated as Cash Flow Hedge	Accumulated Other Comprehensive Income (Loss)	Comprehensive Income (Loss) into Earnings	Location of Gain (Loss)
Relationships	Year ended December 31, 2012		included in Earnings
Fuel swap contracts	$2,577	$1,944	Cost of services rendered and products sold
Interest rate swap contracts	$17,114	$(21,898)	Interest expense

Derivatives designated as Cash Flow Hedge	Effective Portion of (Loss) Gain Recognized in Accumulated Other Comprehensive Income (Loss)	Effective Portion of Gain (Loss) Reclassified from Accumulated Other Comprehensive Income (Loss) into Income	Location of (Loss) Gain
Relationships	Year ended December 31, 2011		included in Income
Fuel swap contracts	$(7,382)	$9,739	Cost of services rendered and products sold
	$—	$271	Loss from discontinued operations, net of income taxes
Interest rate swap contracts	$28,340	$(37,613)	Interest expense

Ineffective portions of derivative instruments designated in accordance with accounting standards as cash flow hedge relationships were insignificant during the year ended December 31, 2012. As of December 31, 2012, the Company had fuel swap contracts to pay fixed prices for fuel with an aggregate notional amount of $40.2 million, maturing through 2013. Under the terms of its fuel swap contracts, the Company is required to post collateral in the event that the fair value of the contracts exceeds a certain agreed upon liability level and in other circumstances required by the counterparty. As of December 31, 2012, the Company had posted $4.0 million in letters of credit as collateral under its fuel hedging program, none of which were posted under the Company’s Revolving Credit Facility. As of December 31, 2012, the Company had interest rate swap contracts to pay fixed rates for interest on long-term debt with an aggregate notional amount of $980 million, maturing through 2013.

The effective portion of the gain or loss on derivative instruments designated and qualifying as cash flow hedging instruments is recorded in accumulated other comprehensive income (loss). These amounts are reclassified into earnings in the same period or periods during which the hedged forecasted debt interest settlement or the fuel settlement affects earnings. The amount expected to be reclassified into earnings during the next 12 months includes unrealized gains and losses related to open fuel hedges and interest rate swaps. Specifically, as the underlying forecasted transactions occur during the next 12 months, the hedging gains and losses in accumulated other comprehensive income (loss) expected to be recognized in earnings is a loss of $2.0 million, net of tax, as of December 31, 2012. The amounts that are ultimately reclassified into earnings will be based on actual interest rates and fuel prices at the time the positions are settled and may differ materially from the amount noted above.

Note 20. Condensed Consolidating Financial Statements of The ServiceMaster Company and Subsidiaries

The following condensed consolidating financial statements of the Company and its subsidiaries have been prepared pursuant to Rule 3-10 of Regulation S-X. These condensed consolidating financial statements have been prepared from the Company’s financial information on the same basis of accounting as the Consolidated Financial Statements. Goodwill and other intangible assets have been allocated to all of the subsidiaries of the Company based on management’s estimates.

The payment obligations of the Company under the 2020 Notes are jointly and severally guaranteed on a senior unsecured basis by the Guarantors. Each of the Guarantors is wholly owned, directly or indirectly, by the Company, and all guarantees are full and unconditional. The Non-Guarantors do not guarantee the 2020 Notes. A Guarantor will be released from its obligations under its guarantee under certain customary circumstances, including, (i) the sale or disposition of the Guarantor, (ii) the release of the Guarantor from all of its obligations under all guarantees related to any indebtedness of the Company, (iii) the merger or consolidation of the Guarantor as specified in the indenture governing the 2020 Notes, (iv) the Guarantor becomes an unrestricted subsidiary under the indenture governing the 2020 Notes, (v) the defeasance of the Company’s obligations under the indenture governing the 2020 Notes, or (vi) the payment in full of the principal amount of the 2020 Notes.

THE SERVICEMASTER COMPANY AND SUBSIDIARIES
Condensed Consolidating Statement of Operations and Comprehensive (Loss) Income
For the Year Ended December 31, 2012
(In thousands)

	The ServiceMaster Company	Guarantors	Non- Guarantors	Eliminations	Consolidated
Operating Revenue	$—	$2,401,526	$851,010	$(59,255)	$3,193,281
Operating Costs and Expenses:
Cost of services rendered and products sold	—	1,512,389	407,724	(58,444)	1,861,669
Selling and administrative expenses	8,368	478,820	385,263	(425)	872,026
Amortization expense	—	61,540	3,758	—	65,298
Goodwill and trade name impairment	—	897,732	11,141	—	908,873
Restructuring charges	—	7,748	10,429	—	18,177
Total operating costs and expenses	8,368	2,958,229	818,315	(58,869)	3,726,043
Operating (Loss) Income	(8,368)	(556,703)	32,695	(386)	(532,762)
Non-operating Expense (Income):
Interest expense (income)	178,427	85,881	(18,024)	—	246,284
Interest and net investment loss (income)	1,100	9,991	(18,550)	(386)	(7,845)
Loss on extinguishment of debt	55,554	—	—	—	55,554
Other expense	—	—	622	—	622
(Loss) Income from Continuing Operations before Income Taxes	(243,449)	(652,575)	68,647	—	(827,377)
(Benefit) provision for income taxes	(82,895)	(101,629)	70,264	—	(114,260)
Equity in losses of joint venture	—	—	(226)	—	(226)
Loss from Continuing Operations	(160,554)	(550,946)	(1,843)	—	(713,343)
(Loss) income from discontinued operations, net of income taxes	—	(202)	2	—	(200)
Equity in earnings of subsidiaries (net of tax)	(552,989)	4,034	—	548,955	—
Net Loss	$(713,543)	$(547,114)	$(1,841)	$548,955	$(713,543)
Total Comprehensive Loss	$(700,765)	$(546,632)	$(2,179)	$548,811	$(700,765)

THE SERVICEMASTER COMPANY AND SUBSIDIARIES
Condensed Consolidating Statement of Operations and Comprehensive Income (Loss)
For the Year Ended December 31, 2011
(In thousands)

	The ServiceMaster Company	Guarantors	Non- Guarantors	Eliminations	Consolidated
Operating Revenue	$—	$2,452,731	$811,446	$(58,305)	$3,205,872
Operating Costs and Expenses:
Cost of services rendered and products sold	—	1,483,220	388,201	(57,715)	1,813,706
Selling and administrative expenses	9,186	499,101	372,630	(425)	880,492
Amortization expense	222	67,443	23,687	—	91,352
Trade name impairment	—	36,700	—	—	36,700
Restructuring charges	35	4,678	3,449	—	8,162
Total operating costs and expenses	9,443	2,091,142	787,967	(58,140)	2,830,412
Operating (Loss) Income	(9,443)	361,589	23,479	(165)	375,460
Non-operating Expense (Income):
Interest expense (income)	189,677	89,819	(6,373)	—	273,123
Interest and net investment loss (income)	2,969	3,491	(17,346)	—	(10,886)
Loss on extinguishment of debt	774	—	—	—	774
Other expense	—	—	700	—	700
(Loss) Income from Continuing Operations before Income Taxes	(202,863)	268,279	46,498	(165)	111,749
(Benefit) provision for income taxes	(76,622)	18,720	101,814	—	43,912
(Loss) Income from Continuing Operations	(126,241)	249,559	(55,316)	(165)	67,837
Income (loss) from discontinued operations, net of income taxes	—	19,497	(46,678)	165	(27,016)
Equity in earnings of subsidiaries (net of tax)	167,062	(111,863)	—	(55,199)	—
Net Income (Loss)	$40,821	$157,193	$(101,994)	$(55,199)	$40,821
Total Comprehensive Income (Loss)	$51,980	$156,150	$(103,323)	$(52,827)	$51,980

THE SERVICEMASTER COMPANY AND SUBSIDIARIES
Condensed Consolidating Statement of Operations and Comprehensive (Loss) Income
For the Year Ended December 31, 2010
(In thousands)

	The ServiceMaster Company	Guarantors	Non- Guarantors	Eliminations	Consolidated
Operating Revenue	$—	$2,405,822	$777,219	$(55,647)	$3,127,394
Operating Costs and Expenses:
Cost of services rendered and products sold	—	1,461,057	371,293	(55,046)	1,777,304
Selling and administrative expenses	9,577	516,349	370,208	(184)	895,950
Amortization expense	222	99,918	35,860	—	136,000
Restructuring charges (credits)	1,208	10,484	(244)	—	11,448
Total operating costs and expenses	11,007	2,087,808	777,117	(55,230)	2,820,702
Operating (Loss) Income	(11,007)	318,014	102	(417)	306,692
Non-operating Expense (Income):
Interest expense	196,647	76,258	14,028	—	286,933
Interest and net investment loss (income)	1,628	3,596	(14,582)	—	(9,358)
Other expense	—	—	733	—	733
(Loss) Income from Continuing Operations before Income Taxes	(209,282)	238,160	(77)	(417)	28,384
(Benefit) provision for income taxes	(73,163)	25,134	58,974	—	10,945
(Loss) Income from Continuing Operations	(136,119)	213,026	(59,051)	(417)	17,439
Income (loss) from discontinued operations, net of income taxes	—	17,868	(50,283)	417	(31,998)
Equity in earnings of subsidiaries (net of tax)	121,560	(117,729)	—	(3,831)	—
Net (Loss) Income	$(14,559)	$113,165	$(109,334)	$(3,831)	$(14,559)
Total Comprehensive (Loss) Income	$(8,156)	$114,793	$(105,070)	$(9,723)	$(8,156)

THE SERVICEMASTER COMPANY AND SUBSIDIARIES
Condensed Consolidating Statement of Financial Position
As of December 31, 2012
(In thousands)

	The ServiceMaster Company	Guarantors	Non-Guarantors	Eliminations	Consolidated
Assets
Current Assets:
Cash and cash equivalents	$316,528	$13,842	$92,375	$—	$422,745
Marketable securities	—	—	19,347	—	19,347
Receivables	1,164	116,778	476,620	(190,857)	403,705
Inventories	—	54,313	2,249	—	56,562
Prepaid expenses and other assets	6,597	10,272	21,810	(1,335)	37,344
Deferred customer acquisition costs	—	19,010	14,911	—	33,921
Deferred taxes	38,140	66,129	3,230	—	107,499
Total Current Assets	362,429	280,344	630,542	(192,192)	1,081,123
Property and Equipment:
At cost	—	440,107	193,475	—	633,582
Less: accumulated depreciation	—	(209,044)	(84,490)	—	(293,534)
Net property and equipment	—	231,063	108,985	—	340,048
Other Assets:
Goodwill	—	2,055,779	356,472	—	2,412,251
Intangible assets, primarily trade names, service marks and trademarks, net	—	1,634,145	739,324	—	2,373,469
Notes receivable	2,005,485	23	30,343	(2,013,432)	22,419
Long-term marketable securities	11,987	—	114,469	—	126,456
Investments in and advances to subsidiaries	2,098,929	630,029	—	(2,728,958)	—
Other assets	47,947	1,435	7,984	(47,169)	10,197
Debt issuance costs	44,850	—	101	—	44,951
Total Assets	$4,571,627	$4,832,818	$1,988,220	$(4,981,751)	$6,410,914
Liabilities and Shareholder’s Equity
Current Liabilities:
Accounts payable	$156	$41,011	$45,543	$—	$86,710
Accrued liabilities:
Payroll and related expenses	1,709	41,861	34,618	—	78,188
Self-insured claims and related expenses	—	20,180	62,855	—	83,035
Accrued interest payable	54,008	350	38	(240)	54,156
Other	8,355	26,377	25,357	(1,095)	58,994
Deferred revenue	—	135,074	348,823	—	483,897
Liabilities of discontinued operations	—	767	138	—	905
Current portion of long-term debt	93,989	20,287	128,795	(190,857)	52,214
Total Current Liabilities	158,217	285,907	646,167	(192,192)	898,099
Long-Term Debt	3,837,872	2,044,238	40,361	(2,013,432)	3,909,039
Other Long-Term Liabilities:
Deferred taxes	—	715,794	265,646	(47,169)	934,271
Intercompany payable	—	—	445,489	(445,489)	—
Other long-term obligations, primarily self-insured claims	20,888	1,243	92,724	—	114,855
Total Other Long-Term Liabilities	20,888	717,037	803,859	(492,658)	1,049,126
Shareholder’s Equity	554,650	1,785,636	497,833	(2,283,469)	554,650
Total Liabilities and Shareholder’s Equity	$4,571,627	$4,832,818	$1,988,220	$(4,981,751)	$6,410,914

THE SERVICEMASTER COMPANY AND SUBSIDIARIES
Condensed Consolidating Statement of Financial Position
As of December 31, 2011
(In thousands)

	The ServiceMaster Company	Guarantors	Non- Guarantors	Eliminations	Consolidated
Assets
Current Assets:
Cash and cash equivalents	$232,382	$13,751	$82,797	$—	$328,930
Marketable securities	—	—	12,026	—	12,026
Receivables	1,202	108,486	452,149	(187,637)	374,200
Inventories	—	57,219	2,424	—	59,643
Prepaid expenses and other assets	5,629	12,742	20,218	(294)	38,295
Deferred customer acquisition costs	—	13,838	16,565	—	30,403
Deferred taxes	39,221	47,218	4,170	—	90,609
Assets of discontinued operations	—	7	10	—	17
Total Current Assets	278,434	253,261	590,359	(187,931)	934,123
Property and Equipment:
At cost	—	377,900	163,917	—	541,817
Less: accumulated depreciation	—	(164,689)	(70,369)	—	(235,058)
Net property and equipment	—	213,211	93,548	—	306,759
Other Assets:
Goodwill	—	2,796,789	365,191	—	3,161,980
Intangible assets, primarily trade names, service marks and trademarks, net	—	1,804,619	738,920	—	2,543,539
Notes receivable	1,997,157	82	31,187	(2,005,104)	23,322
Long-term marketable securities	10,834	—	119,622	—	130,456
Investments in and advances to subsidiaries	2,890,634	872,451	—	(3,763,085)	—
Other assets	51,871	3,838	3,926	(50,789)	8,846
Debt issuance costs	37,708	—	90	—	37,798
Total Assets	$5,266,638	$5,944,251	$1,942,843	$(6,006,909)	$7,146,823
Liabilities and Shareholder’s Equity
Current Liabilities:
Accounts payable	$192	$46,378	$35,071	$—	$81,641
Accrued liabilities:
Payroll and related expenses	1,659	40,608	43,079	—	85,346
Self-insured claims and related expenses	—	20,400	52,671	—	73,071
Accrued interest payable	67,000	260	45	(294)	67,011
Other	2,919	31,760	35,424	—	70,103
Deferred revenue	—	142,918	330,324	—	473,242
Liabilities of discontinued operations	—	279	526	—	805
Current portion of long-term debt	108,428	14,258	116,789	(187,637)	51,838
Total Current Liabilities	180,198	296,861	613,929	(187,931)	903,057
Long-Term Debt	3,782,391	2,015,961	30,784	(2,005,104)	3,824,032
Other Long-Term Liabilities:
Deferred taxes	—	808,830	278,652	(50,789)	1,036,693
Intercompany payable	12,309	—	310,011	(322,320)	—
Liabilities of discontinued operations	—	—	2,070	—	2,070
Other long-term obligations, primarily self-insured claims	43,821	220	89,011	—	133,052
Total Other Long-Term Liabilities	56,130	809,050	679,744	(373,109)	1,171,815
Shareholder’s Equity	1,247,919	2,822,379	618,386	(3,440,765)	1,247,919
Total Liabilities and Shareholder’s Equity	$5,266,638	$5,944,251	$1,942,843	$(6,006,909)	$7,146,823

THE SERVICEMASTER COMPANY AND SUBSIDIARIES
Condensed Consolidating Statement of Cash Flows
For the Year Ended December 31, 2012
(In thousands)

	The ServiceMaster Company	Guarantors	Non-Guarantors	Eliminations	Consolidated
Cash and Cash Equivalents at Beginning of Period	$232,382	$13,751	$82,797	$—	$328,930
Net Cash Provided from Operating Activities from Continuing Operations	396,129	479,789	7,781	(649,090)	234,609
Cash Flows from Investing Activities from Continuing Operations:
Property additions	—	(43,636)	(29,592)	—	(73,228)
Sale of equipment and other assets	—	2,141	56	—	2,197
Other business acquisitions, net of cash acquired	—	(41,025)	(5,113)	—	(46,138)
Notes receivable, financial investments and securities, net	—	—	(1,176)	—	(1,176)
Net Cash Used for Investing Activities from Continuing Operations	—	(82,520)	(35,825)	—	(118,345)
Cash Flows from Financing Activities from Continuing Operations:
Borrowings of debt	1,350,000	—	—	—	1,350,000
Payments of debt	(1,313,714)	(18,816)	(2,417)	—	(1,334,947)
Shareholders’ dividends	—	(515,706)	(133,384)	649,090	—
Debt issuance costs paid	(32,978)	—	(111)	—	(33,089)
Net intercompany advances	(315,291)	141,623	173,668	—	—
Net Cash (Used for) Provided from Financing Activities from Continuing Operations	(311,983)	(392,899)	37,756	649,090	(18,036)
Cash Flows from Discontinued Operations:
Cash used for operating activities	—	(668)	(134)	—	(802)
Cash used for investing activities:
Proceeds from sale of business	—	(3,611)	—	—	(3,611)
Net Cash Used for Discontinued Operations	—	(4,279)	(134)	—	(4,413)
Cash Increase During the Period	84,146	91	9,578	—	93,815
Cash and Cash Equivalents at End of Period	$316,528	$13,842	$92,375	$—	$422,745

THE SERVICEMASTER COMPANY AND SUBSIDIARIES
Condensed Consolidating Statement of Cash Flows
For the Year Ended December 31, 2011
(In thousands)

	The ServiceMaster Company	Guarantors	Non- Guarantors	Eliminations	Consolidated
Cash and Cash Equivalents at Beginning of Period	$132,168	$16,900	$103,630	$—	$252,698
Net Cash Provided from (Used for) Operating Activities from Continuing Operations	476,575	565,023	(29,251)	(717,346)	295,001
Cash Flows from Investing Activities from Continuing Operations:
Property additions	—	(68,189)	(28,351)	—	(96,540)
Sale of equipment and other assets	—	4,433	172	—	4,605
Acquisition of The ServiceMaster Company	(35)	—	—	—	(35)
Other business acquisitions, net of cash acquired	—	(43,316)	(1,049)	—	(44,365)
Purchase of other intangibles	—	(1,900)	—	—	(1,900)
Notes receivable, financial investments and securities, net	—	633	2,376	—	3,009
Net Cash Used for Investing Activities from Continuing Operations	(35)	(108,339)	(26,852)	—	(135,226)
Cash Flows from Financing Activities from Continuing Operations:
Borrowings of debt	—	—	4,000	—	4,000
Payments of debt	(91,500)	(13,119)	(1,286)	—	(105,905)
Shareholders’ dividends	—	(573,412)	(143,934)	717,346	—
Debt issuance costs paid	(267)	—	—	—	(267)
Net intercompany advances	(284,559)	100,224	184,335	—	—
Net Cash (Used for) Provided from Financing Activities from Continuing Operations	(376,326)	(486,307)	43,115	717,346	(102,172)
Cash Flows from Discontinued Operations:
Cash provided from (used for) operating activities	—	340	(6,228)	—	(5,888)
Cash provided from (used for) investing activities:
Proceeds from sale of business	—	26,134	—	—	26,134
Other investing activities	—	—	(1,617)	—	(1,617)
Net Cash Provided from (Used for) Discontinued Operations	—	26,474	(7,845)	—	18,629
Cash Increase (Decrease) During the Period	100,214	(3,149)	(20,833)	—	76,232
Cash and Cash Equivalents at End of Period	$232,382	$13,751	$82,797	$—	$328,930

THE SERVICEMASTER COMPANY AND SUBSIDIARIES
Condensed Consolidating Statement of Cash Flows
For the Year Ended December 31, 2010
(In thousands)

	The ServiceMaster Company	Guarantors	Non- Guarantors	Eliminations	Consolidated
Cash and Cash Equivalents at Beginning of Period	$124,674	$17,689	$112,993	$—	$255,356
Net Cash Provided from (Used for) Operating Activities from Continuing Operations	296,963	460,679	(62,561)	(472,537)	222,544
Cash Flows from Investing Activities from Continuing Operations:
Property additions	—	(82,594)	(51,640)	—	(134,234)
Sale of equipment and other assets	—	1,003	352	—	1,355
Acquisition of The ServiceMaster Company	(2,245)	—	—	—	(2,245)
Other business acquisitions, net of cash acquired	—	(57,724)	(217)	—	(57,941)
Purchase of other intangibles	—	(2,500)	—	—	(2,500)
Notes receivable, financial investments and securities, net	22,012	—	(1,585)	—	20,427
Net Cash Provided from (Used for) Investing Activities from Continuing Operations	19,767	(141,815)	(53,090)	—	(175,138)
Cash Flows from Financing Activities from Continuing Operations:
Borrowings of debt	5,000	—	10,000	—	15,000
Payments of debt	(32,250)	(15,325)	(13,758)	—	(61,333)
Shareholders’ dividends	—	(413,197)	(59,340)	472,537	—
Debt issuance costs paid	—	—	(30)	—	(30)
Net intercompany advances	(281,986)	108,869	173,117	—	—
Net Cash (Used for) Provided from Financing Activities from Continuing Operations	(309,236)	(319,653)	109,989	472,537	(46,363)
Cash Flows from Discontinued Operations:
Cash provided from operating activities	—	—	6,776	—	6,776
Cash used for investing activities	—	—	(10,477)	—	(10,477)
Net Cash Used for Discontinued Operations	—	—	(3,701)	—	(3,701)
Cash Increase (Decrease) During the Period	7,494	(789)	(9,363)	—	(2,658)
Cash and Cash Equivalents at End of Period	$132,168	$16,900	$103,630	$—	$252,698

Quarterly Operating Results (Unaudited)

Quarterly operating results for the last two years in operating revenue, gross profit, (loss) income from continuing operations, loss from discontinued operations and net (loss) income are shown in the table below. As discussed in the “Interim Reporting” section in the Significant Accounting Policies, for interim accounting purposes, TruGreen and other business segments of the Company incur pre-season advertising costs. In addition, TruGreen incurs costs related to annual repairs and maintenance procedures that are performed in the first quarter. These costs are deferred and recognized as expense in proportion to revenue over the balance of the year. Full year results are not affected.

	2012
(in thousands)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Year
Operating Revenue	$654,689	$962,165	$900,693	$675,734	$3,193,281
Gross Profit	268,101	429,211	386,044	248,256	1,331,612
(Loss) Income from Continuing Operations(1)(2)	(29,106)	22,134	(704,159)	(2,212)	(713,343)
(Loss) Income from Discontinued Operations, net of income taxes(3)	(924)	838	(203)	89	(200)
Net (Loss) Income(1)(2)(3)	(30,030)	22,972	(704,362)	(2,123)	(713,543)

	2011
(in thousands)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Year
Operating Revenue	$614,671	$967,440	$930,920	$692,841	$3,205,872
Gross Profit	244,102	446,806	413,164	288,094	1,392,166
(Loss) Income from Continuing Operations(1)(2)	(25,295)	60,562	47,215	(14,645)	67,837
Loss from Discontinued Operations, net of income taxes(3)	(21,101)	(3,842)	(1,487)	(586)	(27,016)
Net (Loss) Income(1)(2)(3)	(46,396)	56,720	45,728	(15,231)	40,821

(1)              During the second quarter of 2012, the Company recorded an impairment charge of $67.7 million ($41.4 million, net of tax) to reduce the carrying value of the TruGreen trade name to its estimated fair value as a result of its impairment testing of indefinite-lived intangible assets. During the third quarter of 2012, the Company recorded additional impairment charges of $794.2 million ($693.5 million, net of tax) and $51.0 million ($31.2 million, net of tax) to reduce the carrying values of TruGreen’s goodwill and the TruGreen trade name, respectively, to their estimated fair values as a result of further impairment testing of goodwill and indefinite-lived intangible assets. During the fourth quarter of 2012, upon completion of its September 30, 2012 valuation, the Company recorded a favorable goodwill impairment adjustment of $4.0 million ($2.4 million, net of tax). See Note 1 to the Consolidated Financial Statements for further information.

During the fourth quarter of 2011, the Company recorded an impairment charge of $36.7 million ($22.4 million, net of tax) to reduce the carrying value of the TruGreen trade name to its then estimated fair value as a result of the Company’s impairment testing of goodwill and indefinite-lived intangible assets. See Note 1 to the Consolidated Financial Statements for further information.

(2)              The results include restructuring charges primarily related to a branch optimization project at Terminix, a reorganization of field leadership and a restructuring of branch operations at TruGreen, a reorganization of leadership at American Home Shield and ServiceMaster Clean, an initiative to enhance capabilities and reduce costs in our centers of excellence at Other Operations and Headquarters and other restructuring costs. The table below summarizes the pre-tax and after-tax restructuring charges, by quarter, for 2012 and 2011.

	2012
(in thousands)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Year
Pre-tax	$(3,990)	$(5,026)	$(3,322)	$(5,839)	$(18,177)
After-tax	$(2,442)	$(3,076)	$(2,033)	$(3,577)	$(11,128)

	2011
(in thousands)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Year
Pre-tax	$(2,589)	$(94)	$(1,593)	$(3,886)	$(8,162)
After-tax	$(1,584)	$(59)	$(976)	$(2,372)	$(4,991)

(3)              During the first quarter of 2011, the Company recorded an impairment charge of $34.2 million ($21.0 million, net of tax) to reduce the carrying value of TruGreen LandCare’s assets to their estimated fair value less cost to sell in accordance with applicable accounting standards. Upon completion of the sale, a $6.2 million loss on sale ($1.9 million, net of tax) was recorded. During 2012, upon finalization of certain post-closing adjustments and disputes, the Company recorded an additional $1.3 million loss on sale ($0.5 million gain, net of tax).

$750,000,000

7.000% Senior Notes due 2020

Offer to Exchange

$750,000,000 Outstanding 7.000% Senior Notes due 2020

for

$750,000,000 Registered 7.000% Senior Notes due 2020

PROSPECTUS

April 18, 2013

DEALER PROSPECTUS DELIVERY OBLIGATION

Until July 17, 2013, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.